Form 20-F
period 2010-12-31
Country Style Cooking Restaurant Chain Co., Ltd.
filed 2011-04-21
CIK 1499934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2010.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report
Commission file number: 031-34869
Country Style Cooking Restaurant Chain Co., Ltd.

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
18-1 Guojishangwu Center
178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China

(Address of principal executive offices)
Roy Shengwen Rong, Chief Financial Officer
Telephone: +86-23-8866-8866
Email: ir@csc100.com
Facsimile: +86-23-8687-3700
18-1 Guojishangwu Center
178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.001 per share	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”). Currently, each ADS represents four ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     103,080,000 ordinary shares, par value US$0.001 per share, as of December 31, 2010.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☐     No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐     No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑     No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
     Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP	☑
     International Financial Reporting Standards as issued by the International Accounting Standards
Board	☐

Other	☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	☐

Item 18	☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐     No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes ☐     No ☐

INTRODUCTION
     In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“CSC Cayman” refers to Country Style Cooking Restaurant Chain Co., Ltd.;

•	“CSC China” refers to Country Style Cooking (Chongqing) Investment Co., Ltd.;

•	“CSC Hong Kong” refers to Country Style Cooking International Restaurant Chain Group, Ltd.;

•	“we,” “us,” “our company,” “our” and “Country Style Cooking” refer to CSC Cayman and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share, and “Series A preferred shares” refers to our Series A convertible preferred shares, par value $0.001 per share, which were automatically converted into ordinary shares upon the completion of our company’s initial public offering in September 2010;

•	“ADSs” refers to our American depositary shares, each of which represents four ordinary shares;

•	“U.S. GAAP” refers to accounting principles generally accepted in the United States;

•	“average table turnover per day” refers to the total number of receipts provided by our restaurants upon sales, divided by the product of the total number of tables at these restaurants and the number of days such restaurants are open for business in a given period;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refers to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.
     You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•	our business and operating strategies and prospects;

•	our expansion and capital expenditure plans;

•	market acceptance of our food and services;

•	our planned use of proceeds;

•	our financial condition and results of operations;

•	our ability to enhance and maintain our brand name;

•	competition in the quick service restaurant sector;

•	the industry regulatory environment as well as the industry outlook generally; and

•	fluctuations in general economic and business conditions in China.
     You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
     This annual report also contains third-party data relating to the consumer food services industry and the quick service restaurant sector in China that includes projections based on a number of assumptions. The consumer food services industry and the quick service restaurant sector may not grow at the rates projected by market data, or at all. The failure of these industries to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. Although we believe that these third-party data are accurate, you should not place undue reliance on these forward-looking statements.
     The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by U.S. federal securities law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
     Not applicable.

Item 2.	Offer Statistics and Expected Timetable
     Not applicable.

Item 3.	Key Information
A. Selected Financial Data
     The following selected consolidated statements of operations for our company for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet as of December 31, 2008 is derived from our audited consolidated financial statements not included in this annual report. The selected consolidated statements of operations for our company for the year ended December 31, 2007 and the selected consolidated balance sheet as of December 31, 2007 are derived from our unaudited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2006 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008, 2009 and 2010 and cannot be obtained without unreasonable effort or expense.

     The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.
     Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	(In thousands, except shares, per share, ADS and per ADS data)
Consolidated Statements of Operations Data:
Revenue—restaurant sales	44,195	231,463	494,459	745,939	113,021

Costs and expenses:
Restaurant expenses:
Food and paper	21,810	115,071	239,357	351,422	53,246
Restaurant wages and related expenses (1)	7,492	33,076	76,890	119,052	18,038
Restaurant rent expenses	3,275	17,945	38,546	64,284	9,740
Restaurant utilities expenses	3,771	13,773	31,073	46,746	7,083
Pre-opening expenses	—	—	—	5,906	895
Other restaurant operating expenses	2,381	12,455	28,774	33,106	5,016
Selling, general and administrative expenses (1)	38,168	3,955	13,360	32,330	4,898
Depreciation	968	2,855	10,999	21,288	3,225
Impairment and other lease charges	—	—	—	2,087	316
Total operating expenses	77,865	199,130	438,999	676,221	102,457

Income (loss) from operations	(33,670)	32,333	55,460	69,718	10,564

Interest income	—	1,083	758	3,465	525
Foreign exchange gain (loss)	—	(1,347)	3	(2,715)	(411)
Other income (loss)	493	(12)	490	6,893	1,044

Income (loss) before income taxes	(33,177)	32,057	56,711	77,361	11,722
Income tax expenses	(336)	(5,440)	(11,632)	(14,551)	(2,205)
Net income (loss)	(33,543)	26,617	45,079	62,810	9,517
Dividend on Series A convertible preferred shares	—	—	(3,946)	—	—
Distribution to the founder	(1,744)	(2,436)	(3,454)	—	—

Net income (loss) attributable to ordinary shareholders	(35,287)	24,181	37,679	62,810	9,517

Basic net income (loss) per share	(0.48)	0.30	0.47	0.73	0.11

Basic net income (loss) per ADS (2)	(1.92)	1.21	1.88	2.92	0.44

Diluted net income (loss) per share	(0.48)	0.30	0.47	0.71	0.11

Diluted net income (loss) per ADS (2)	(1.92)	1.21	1.88	2.84	0.43

Basic weighted average ordinary shares outstanding	56,000,000	56,000,000	56,000,000	68,124,712	68,124,712

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	(In thousands, except shares, per share, ADS and per ADS data)
Diluted weighted average ordinary shares outstanding	80,000,000	80,000,000	80,000,000	70,503,794	70,503,794

Notes:

(1)	Includes share-based compensation expenses of RMB5.7 million ($0.9 million) for the year ended December 31, 2010.

(2)	Each ADS represents four ordinary shares.
     The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009 and 2010.

	As of December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	in thousands
Current Assets:
Cash and cash equivalents	59,573	52,378	70,695	612,583	92,816
Total current assets	67,427	75,439	105,913	661,731	100,262
Total assets	72,035	130,909	215,068	869,803	131,788

Total current liabilities	5,732	38,686	82,193	90,419	13,698
Total liabilities	5,732	40,818	87,301	103,711	15,712

Mezzanine equity	96,949	96,949	96,949	—	—
Total equity (deficit)	(30,646)	(6,858)	30,818	766,092	116,076

Total liabilities, mezzanine equity and equity (deficit)	72,035	130,909	215,068	869,803	131,788

Exchange Rate Information
     Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6 to $1.00, the noon buying rate in effect as of December 30, 2010 (the rate for December 31, 2010 was not available). We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2011, the noon buying rate was RMB6.5317 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2010
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15)	6.5317	6.5382	6.5477	6.5310

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Relating to Our Industry and Business
Our future growth depends on our ability to open and profitably operate new restaurants.
     Our future growth depends on our ability to open and profitably operate new restaurants. We opened 38 and 50 new restaurants in 2009 and 2010, respectively, and plan to increase the number of our restaurants to approximately 200 by the end of 2011. We may not be able to open new restaurants as quickly as planned. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. In researching new restaurant sites, we may be faced with intense competition for new restaurant sites in our target markets and increased lease costs. Even if we open additional restaurants as planned, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. This growth strategy and the substantial investment associated with the development of each additional restaurant may cause our operating results and profits to fluctuate. In addition, if we open new restaurants in our existing geographic markets, the sales performance and customer traffic of our existing restaurants near new restaurants may decline as a result. This may in turn adversely affect our ability to achieve the anticipated growth in revenue and profitability of our entire restaurant chain.
Our future growth also depends on our ability to increase existing restaurant sales.
     While future sales growth will depend in part on our plans for new restaurant openings, deeper penetration into existing geographic markets and the sales of existing restaurants will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase existing restaurant sales depends in part on our ability to successfully implement our initiatives to increase throughput, such as increasing the number of food deliveries and the number of menu selections. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and our ability to expand the range of our services by making breakfast options and delivery services available in our restaurants. It is possible that we will not achieve our targeted existing restaurant sales growth or that existing restaurant sales could decrease, or that we will not achieve our targeted level of expansion within existing geographic markets. If any of this were to happen, sales and profits growth may be materially and adversely affected.
Our historical financial and operating results are not indicative of future performance; our financial and operating results are difficult to forecast.
     Although our founders owned and operated restaurants prior to our establishment in August 2007, we have experienced significant growth only since 2008, after we raised funds through the issuance of Series A preferred shares to two international private equity investors in September 2007. Therefore, we have a relatively short operating history as a corporation and our historical results may not be indicative of our future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of our ADSs to decline. Our revenues, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, regulations or actions pertaining to quick service restaurants in China and our ability to control the cost of revenues and operating expenses. Therefore, we believe that period-to-period comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs.
Our results of operations may fluctuate significantly due to seasonality and other factors.
     Our overall results of operations may fluctuate significantly from period to period because of several factors, including: the timing of new restaurant openings and the amounts of associated pre-opening costs and expenses; operating costs for our newly opened restaurants, which are often substantially greater during the first few months of operations; revenue loss and renovation expenses associated with the temporary closure of existing restaurants for refurbishment; impairment of long-lived assets, including goodwill, and any losses incurred on restaurant closures; and fluctuations in food and commodity prices. As a result, our results of operations may fluctuate significantly from period to period and comparison of different periods may not be meaningful. Our results for a given fiscal period are not necessarily indicative of results to be expected for any other fiscal period.
Our expansion into new markets may present increased risks.
     We plan to open new restaurants in markets where we have little or no operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns from our existing markets. As a result, any new restaurants we open in those markets may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with our brand and we may need to build brand awareness in that market through greater investments in advertising and promotional activities than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our business philosophy and culture. Restaurants opened in new markets may also have lower average sales or higher construction, occupancy or operating costs than restaurants in existing markets. In addition, we may have difficulty in finding reliable suppliers or distributors with adequate supplies of ingredients meeting our quality standards in the new markets. Sales at restaurants opened in new markets may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting our overall profitability.
If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.
     We have experienced rapid growth, and further expansion may place significant strain on our management and resources. We have increased the number of our restaurants in China from 9 as of December 31, 2007 to 131 as of December 31, 2010, and we plan to continue to expand our operations in different geographic locations in China. This further expansion may place substantial demands on our management and our operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain consistent food and service quality and preserve our corporate culture to ensure that our brand does not suffer as a result of any deterioration, whether actual or perceived, in the quality of our food or service. To manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

Our business is affected by changes in consumer taste and discretionary spending.
     The consumer food services industry is affected by consumer taste and perceptions. Although we have a dedicated product development team who constantly updates our menu to adapt to changes in seasons, dining trends and shifts in consumer taste and nutritional trends, we cannot assure you that we would continue to be able to maintain our menu to suit changing popular taste, nutritional trends and general customer demands in China. In addition, if prevailing health or dietary preferences and perceptions cause consumers to avoid our products in favor of alternative foods, our business could suffer. Our success also depends, to a significant extent, on discretionary customer spending, which is influenced by general economic conditions. Accordingly, we may experience declines in sales during economic downturns or prolonged periods of high unemployment rates. Any material decline in the amount of discretionary spending in China may have a material adverse effect on our business, results of operations and financial conditions.
Our restaurants are susceptible to risks in relation to rental increases and fluctuations, inflexible long-term lease agreements and unexpected land acquisitions, building closures or demolitions.
     As we lease the property for substantially all of our restaurants, we have significant exposure to the retail rental market in China. For the years ended December 31, 2008, 2009 and 2010, our restaurant rental expenses amounted to approximately RMB17.9 million, RMB38.5 million and RMB64.3 million, respectively, representing 7.8%, 7.8% and 8.6% of our total revenues during the respective periods. Since rental expenses represent a significant portion of our total operating expenses, our profitability may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.
     The majority of our lease agreements for our restaurant sites have an initial lease term of between 5 to 10 years and may contain an option to extend; a number of these lease agreements expire each year. A large number of lease agreements provide that the rent will increase at a fixed rate or by a fixed amount and certain leases require contingent rent, determined as a percentage of sales, as defined by the terms of the applicable lease agreement, which could result in rents being above fair market value. When a lease agreement expires, the lessor has the right to review and modify the terms and conditions of the lease agreement and we have to negotiate the terms of renewal with that lessor. There is no assurance that we would be able to renew the relevant lease agreements on terms acceptable to us or to lease premises at prime locations on comparable and favorable terms, particularly in respect of rental charges. In the event that we need to close down a restaurant at the end of a lease, our business may be disrupted and we may incur extra costs to relocate, and our business operations and financial performance may be materially and adversely affected.
     Because our lease agreements have fixed lease terms, these lease agreements expose us to the risk of having to make rental payments for fixed periods of time in spite of failure of business or other unforeseen events that may occur before each lease term expires. In the event that we need to close down a restaurant before the end of a lease, we may be obligated to continue paying rent for the rest of the lease term and our business operations and financial performance may be materially and adversely affected. In addition, the PRC government has the statutory power to acquire any land in the PRC. In the event of any compulsory acquisition of any of the properties in which our restaurants or facilities are situated for redevelopment, the amount of compensation to be awarded to us may not be based on the fair market value of such property but may be assessed on the basis prescribed in the relevant legislation. In such event, we will be forced to relocate to other locations, thus affecting our business operations.
Our business depends significantly on the market recognition of our “ CSC” brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.
     Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. We believe that maintaining and enhancing the “ CSC” brand is important to maintaining our competitive advantage. However, our ability to maintain our brand recognition depends on a number of factors, some of which are beyond our control. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to further develop and maintain our distinctive combination of delicious menu offerings, affordable prices and clean dining environments throughout our restaurant chain, as well as on our ability to respond to competitive pressures. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. As we continue to grow in size, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.
     In addition, unauthorized use of our trademarks, trade name and trade secrets by unrelated third parties may damage our reputation and brand. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently include relying on a combination of trademark, copyright and trade secret laws and may potentially include taking court action against anyone that infringes on our trademark and trade name, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.
We generate a majority of our revenues from Chongqing municipality and Sichuan Province in China. Any event negatively affecting the consumer food services industry in these markets could have a material adverse effect on our overall business and results of operations.
     We generated 94.8%, 93.4% and 92.3% of our revenues in 2008, 2009 and 2010, respectively, from our restaurants in Chongqing municipality and Sichuan province in China. We expect these markets to continue to account for a substantial portion of our revenues in the near future. If either Chongqing municipality or Sichuan Province experiences an event negatively affecting its consumer food services industry, such as a local economic downturn, a natural disaster, a contagious disease outbreak or a terrorist attack, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.
We face risks related to instances of food-borne illnesses, health epidemics and other outbreaks.
     Our business is susceptible to food-borne illnesses, health epidemics and other outbreaks. We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and the risk of multiple locations instead of a single restaurant being affected. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as mad-cow disease, that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively affect our industry overall and us in particular, impacting our restaurant sales, forcing the closure of some of our restaurants and conceivably having significant impact on our results of operations. This risk exists even if it were later determined that the illness in fact were not spread by our restaurants. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of our food products and significantly increase our costs.
     We also face risks related to health epidemics. Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in China. In June 2009, the World Health Organization declared the outbreak of H1N1 influenza to be a pandemic. An outbreak of any epidemics or pandemics in China, especially in the areas where we have restaurants, may result in quarantines, temporary closures of our restaurants, travel restrictions or the sickness or death of key personnel and our customers. Any of the above may cause material disruptions to our operations, which in turn may materially and adversely affect our financial condition and results of operations.
Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
     Our future success depends heavily upon the continuing services of our senior management team, in particular one of our founders, Ms. Hong Li, who has been our leader since our inception. Ms. Li currently serves as our chairman and chief executive officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our business and results of operations may be materially and adversely affected. Our Vice President of Operations resigned in December 2010 and our Chief Information Officer resigned in March 2011. While their duties are being carried out by acting replacements from within our company, we cannot assure you that other senior executives will not be unable or unwilling to continue in their present positions. Competition for experienced management personnel in the quick service restaurant sector is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose trade secrets and know-how as a result. Furthermore, if other businesses affiliated with our founders compete with us for qualified restaurant managers and employees, potential premises for restaurant operations and other resources, it could materially and adversely affect our business operations and expansion plans. Any actual or perceived competition from our founders’ outside businesses could have a material adverse effect on our business operations and investors’ confidence in us. Our founders and executive officers have entered into confidentiality and non-competition agreements with us. If any disputes arise between any of our founders and executive officers and us, it may be difficult to enforce these agreements against these individuals.
Events that disrupt the operations of any of our restaurants, such as fires, floods, earthquakes or other natural or man-made disasters, may materially and adversely affect our business operations.
     Our operations are vulnerable to interruption by fires, floods, earthquakes, power failures and power shortages, hardware and software failures, computer viruses, terrorist attacks and other events beyond our control. Fires, floods, earthquakes and terrorist attacks may lead to evacuations and other disruptions in our restaurant operations, which may prevent us from providing quality food and service to customers, thereby affecting our business and damaging our reputation. Any such event could materially and adversely affect our business operations.
Reports of incidents of food tampering could materially damage our reputation and reduce our restaurant sales.
     The consumer food services industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects into the food that we sell. Reports, whether true or not, of injuries caused by food tampering have in the past severely injured the reputations of restaurants, including restaurant chains like us, and could affect us in the future as well. Instances of food tampering, even those occurring solely at restaurants of our competitors, could result in negative publicity about the overall consumer food services industry and adversely affect our sales on a local, regional or national basis. A decrease in customer traffic as a result of health concerns or negative publicity could materially harm our business, results of operations and financial condition.
Increases in the cost of ingredients used in our restaurants may lead to declines in our margins and operating results.
     The founding philosophy of our business is to offer delicious, everyday Chinese food to average Chinese consumers for an affordable price. Any rise in our costs, particularly a rise in the cost of the ingredients we use, may lead to declines in our margins and operating costs.

     The cost of ingredients we use in our restaurants depends on a variety of factors, many of which are beyond our control. Food ingredients represented approximately 46.1%, 44.7% and 44.2% of our restaurant revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Fluctuations in weather, supply and demand and economic conditions could adversely affect the cost, availability and quality of our critical food ingredients. If we are not able to obtain requisite quantities of quality ingredients at commercially reasonable prices, our ability to provide the menu items that are central to our business would be adversely affected. In addition, the PRC food price index increased by 9.6% from December 2009 to December 2010, which partially contributed the increase in our costs in food ingredients. If the cost of ingredients that we use in our restaurants increases in the future and we cannot pass these cost increases onto our customers, our operating margins may decrease.
     In addition, the Chinese government has promulgated price intervention regulations under which temporary measures may be taken to control price increase or decrease of certain material commodities which include a number of ingredients, such as grain, food oil, pork and eggs, that are important to our business. Such price control measures will have direct effects on our cost of relevant ingredients. The measures that prevent the prices of ingredients from falling will keep our cost of relevant ingredients at a higher level than it would be under free market conditions. Although generally we may benefit from the measures that control price increases, which keep our ingredients cost from rising, there is no guarantee for how long and to what extent such measures may be implemented, or whether such measures will effectively control price increases in the long run. For example, there is a possibility that measures controlling price increases may frustrate the relevant suppliers and discourage production, in which case the supply of the affected ingredients may decrease and our business may be materially and adversely affected.
Our current restaurant locations may become unattractive, and attractive new restaurant locations may not be available for a reasonable price, if at all.
     The success of any restaurant depends substantially on its location. Given the rate of urban construction in China, there can be no assurance that our current restaurant locations will continue to be attractive as neighborhoods or demographic patterns change. Neighborhood or economic conditions where restaurants are located could deteriorate in the future, thus resulting in potentially reduced sales in these locations. If we cannot obtain desirable locations at reasonable prices, our ability to effect our growth strategy will be adversely affected.
     In addition, some of our less profitable or unsuccessful restaurants may be subject to long-term non-cancelable leases, so that even if we decide to close such restaurants, we may nonetheless be required to perform our obligations under such leases or pay penalties for terminating the leases, which will increase our operating costs.
Our success depends on our ability to compete with our major competitors.
     The consumer food services industry is intensely competitive and we compete in China with many well established food services companies on the basis of price, service, location and food quality. Our competitors include a large and diverse group of individual restaurants and restaurant chains that range from independent local operators to well-capitalized Chinese and international quick service restaurant companies, including international restaurant chains such as McDonald’s and Kentucky Fried Chicken, or KFC, all of which have significant presence in many parts of China. As our competitors expand their operations, through acquisitions or otherwise, we expect competition to intensify. Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the consumer food services industry in general better than we can.
     The consumer food services industry has few non-economic barriers to entry, and therefore new competitors, especially small local restaurant operators, may emerge at any time. If our existing or future competitors offer items that are better priced or more appealing to local customer tastes or if a competitor increases the number of restaurants it operates in one of our key markets, our customers will be diverted. In addition, if our competitors offer financial incentives to personnel, ingredients suppliers or prospective sellers of real estate in excess of what we offer, it could have a material adverse effect on our financial condition and results of operations. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.
Failure to comply with government regulations relating to the consumer food services industry, fire safety, food hygiene and environmental protection could materially and adversely affect our business and operating results.
     Our business is subject to various compliance and operational requirements under PRC laws. The failure of any of our restaurants to comply with applicable laws and regulations, including laws governing our relationship with our employees, may incur substantial fines and penalties from the relevant PRC government authorities. Each restaurant in our chain must hold a basic business license issued by the local government authorities and must have restaurant operations within the business scope of its business license. Under PRC regulations, any business operating without a valid business license may be subject to fines of up to RMB100,000 ($15,000), confiscation of gains from the business and/or closure of the business. Our business is also subject to various regulations that affect various aspects of our business in the cities in which we operate, including fire safety, food hygiene and environmental protection. Our restaurants must obtain various licenses and permits under these regulations. Some of our restaurants have not obtained all the requisite licenses and permits. We are making diligent efforts to obtain as many of the missing permits as possible. Although we have not been subject to any material fines or other penalties in relation to any non-compliance in the past, if we fail to cure such non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from the related restaurants or the suspension of operations of the restaurants that do not have all the requisite licenses and permits, which could materially and adversely affect our business and results of operations. See also “Item 4B — Business Overview — Regulation—Regulations on the Food Safety and Licensing Requirements for Consumer Food Services” and “Item 4B — Business Overview — Regulation—Regulations on Fire Prevention.”

We depend on our dedicated and capable employees, and if we are not able to continue to hire, train and retain qualified employees or if labor costs increase, our business and results of operations could be materially and adversely affected.
     Our continued success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees for our chain restaurant operations, including restaurant managers, cooks and kitchen assistants. We cannot assure you that we would be able to recruit or retain a sufficient number of qualified employees for our business. Any material increase in employee turnover rates in our existing restaurants and any failure to recruit skilled personnel and to retain key staff due to factors such as failure to keep up with market average employee salary levels may make our growth strategy difficult to implement. Any increased labor costs due to factors like competition, increased minimum wage requirements and employee benefits would adversely impact our operating costs. Any of the above would materially and adversely affect our business and results of operations.
We have granted and will continue to grant restricted shares, stock options and other share-based compensation, which may materially impact our results of operations.
     We adopted our 2009 share incentive plan in December 2009. The 2009 share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to a total of 7,720,000 ordinary shares. As of April 1, 2011, options to purchase 4,397,544 ordinary shares and 413,750 restricted shares are outstanding under this plan. As a result of these option grants and potential future grants under the plan, we have incurred and expect to continue to incur share-based compensation expenses. We have adopted FASB Accounting Standards Codification (“ASC”) 718 (previously Statement of Financial Accounting Standards No. 123(R)), for the accounting treatment of our 2009 share incentive plan. We had share-based compensation expenses of RMB5.7 million ($0.9 million) for the year ended December 31, 2010. As of December 31, 2010, there was RMB25.1 million ($3.8 million) in total unrecognized compensation expenses related to unvested share-based compensation arrangements granted under our share incentive plan. The additional expenses associated with share-based compensation awards granted under our share incentive plan may materially impact our future results of operations. However, if we limit the size or number of grants under our share incentive plan to minimize the additional expenses associated with share-based compensation, we may not be able to attract or retain key personnel.
Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.
     Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 74.8% of our outstanding shares as of April 1, 2010. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We have limited insurance coverage.
     As of December 31, 2010, we have obtained insurance policies that we believe are customary for similar companies in China. We currently have in place property insurance, business interruption insurance, third-party liability insurance and money insurance for many of our restaurants currently in operation. For more details, see “Item 4D — Property, Plants and Equipment — Insurance.” However, our insurance coverage may not be adequate to cover all losses that may occur, particularly with respect to loss of business and reputation. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business and results of operations may be materially and adversely affected.
Our legal right to lease certain properties could be challenged by third parties.
     We do not own most of the properties on which we operate our restaurants. Instead, our business model relies on leases or subleases from third parties. Some of the properties we lease from third parties have been subject to mortgages which were created at the time the leases were signed. In such circumstances, and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property. For instance, in September 2009, the new owners of a restaurant premise who obtained the ownership of the premise from a mortgage foreclosure challenged the lease agreement we had with the previous lessor in a local court. The restaurant in dispute contributed less than 1% of our total net revenues for year ended December 31, 2010. We are monitoring the litigation and may negotiate a new lease with the new owners or the lessor, depending on the outcome of the litigation. Although we do not believe that this dispute will have a material adverse effect on our operations, there may be similar events in the future that could materially and adversely affect our results of operations.
     In addition, some of our lessors have not provided us their title certificates for the properties we lease or proof of authorizations from the property owners to sublease the properties to us. If third parties who purport to be property owners challenge our right to lease these properties, we could be subject to potential disputes with them. Such disputes, whether resolved in our favor or not, may divert management attention or disrupt our business operations.
Failure to comply with lease registration and other compliance requirements under PRC law may subject our lessors or us to fines or other penalties that may negatively affect our ability to operate our restaurants.
     We and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. However, we and our lessors had not obtained registrations from the relevant authorities for the majority of our leased restaurant properties. Although the lack of registration with a governmental authority will not invalidate a lease agreement in a PRC court, it may expose both our lessors and us to monetary fines. Such fines may, in the aggregate, have an adverse effect on our financial condition. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, one property we lease is not designated for commercial service purpose and the legal status of two other properties’ designated usage is unclear. Failure to ensure that the properties we lease are operated in compliance with their designated use may subject our lessors or us to various administrative actions, including fines or suspension of our restaurant operations. Before entering into any new lease agreement, we normally conduct legal and regulatory due diligence investigations to confirm that our intended use of the property is consistent with the land-use regulations and the lease arrangement is in compliance with applicable PRC regulations. Also, we intend to require our lessors to indemnify us for related losses arising from any non-compliance on the part of our lessors in any of our future new lease agreements. However, if we are not adequately indemnified by the lessors for our losses or the fines or other penalties imposed on us for non-compliance with land- and property-related PRC laws and regulations, our business and financial condition may be materially and adversely affected.
We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.
     We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new restaurant openings, investments in or acquisitions of new restaurants from third parties and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perception of, and demand for, securities of businesses in the consumer food services industry;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in the consumer food services industry in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

     We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities, reduce our growth to a level that can be supported by our cash flow or defer planned expenditures.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
     Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In August 2010, November 2010 and March 2011, we raised the wages of our restaurant staff and management. Such wage raises have had and will continue to exert pressure on our operating margin. Further, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. In addition, high inflation may reduce the disposable income of our customers or dampen their willingness to dine at restaurants.
Uncertainties with respect to the PRC legal system could materially and adversely affect us.
     We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.
     Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
If our preferential tax treatments become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, our results of operations would be materially and adversely affected.
     The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, enjoys a preferential enterprise income tax rate of 15% from 2008 through 2010 due to an approval it received from the local tax authority in Chongqing. Tax policies for 2011 have not yet been made public and it is unclear whether our preferential tax rate will be extended. If it is not extended, our 2011 income may be taxed at a rate of 25%, or ten percentage points higher than the applicable rate in 2010. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries, or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our subsidiaries in China, could adversely affect our business, operating results and financial condition. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our positions and we are required to pay tax, interests and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management named in the annual report.
     We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China and most of them are PRC nationals. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers. It may also be difficult for you to enforce in PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or applicable state securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state. Our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it may not be possible for you to bring an action against us or against our directors or officers based upon PRC laws in the event that you believe that your rights as a shareholder have been infringed.
Governmental control of currency conversion may affect the value of your investment.
     The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, (the “SAFE”), by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. In addition, we have substantial cash and cash equivalents denominated in U.S. dollars, as a result of our 2010 initial public offering. We intend to convert a significant amount of these cash and cash equivalents into RMB. Prior to such conversion, we are exposed to foreign exchange risk.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
     SAFE issued a public notice in October 2005, the Circular on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies which are also established or controlled by such PRC residents, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31,

2006. In addition, any PRC resident that is a shareholder of an offshore special purpose entity is required to amend his or her SAFE registration with respect to that offshore special purpose entity in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, creation of any security interest over any assets located in China or any other material changes in share capital.
     Our shareholders who are PRC residents and acquired our shares prior to our listing have completed their initial registration with the local SAFE branch as required under SAFE Circular No. 75. However, we may not be fully informed of the identities of the beneficial owners of our company in the future and we cannot assure you that all of our Chinese resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are Chinese residents to make or amend any required registrations may subject these Chinese residents to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us, as a result of which our business operations and our ability to distribute profits to you may be materially and adversely affected.
All participants of our existing share incentive plan who are PRC citizens are required to register with SAFE, and the failure to so comply could subject us and such participants to penalties.
     On March 28, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, (the “Stock Option Rules”). On May 29, 2007, SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. According to these regulations, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China, to handle various foreign exchange matters associated with these plans. In the case of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent to hold in trusteeship all overseas assets held by such participants under the employee stock ownership plan. In the case of a stock option plan, a financial institution qualified in the listing jurisdiction as a stock brokerage or a qualified institution designated by the overseas publicly-listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. The PRC agents or employers should, on behalf of the PRC citizens, apply annually to SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC citizens’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC citizens from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

     We and our employees, directors and consultants who are PRC residents and who have participated in the share incentive plan have applied to the local SAFE branch for registration under the Stock Option Rules. However, we cannot assure you that we can successfully complete the registrations under the Stock Option Rules in the future. If we or our employees, directors and consultants who are PRC residents fail to complete these registrations, we or such persons may be subject to fines and legal sanctions. Any failure to comply with such regulations may subject us and the participants of our share incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant share incentive to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.
Our current employment practices may be adversely impacted under the labor contract law of the PRC.
     The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law provides stronger protection for employees and imposes more obligations on employers. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment. A significant number of our employees are contracted through Chongqing Investment Promotion Human Resources Management Services Co., Ltd. (formerly known as “Chongqing Investment Promotion Association”), a third-party human resources company, that is responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if Chongqing Investment Promotion Association fails to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. In addition, in the event we decide to significantly change or downsize our workforce, the Labor Contract Law could restrict our ability to terminate employee contracts and adversely affect our ability to make such changes to our workforce in a manner that is most favorable to our business or in a timely and cost effective manner, which in turn may materially and adversely affect our financial condition and results of operations. We cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.
Fluctuations in exchange rates may result in foreign currency exchange losses and may have a material adverse effect on your investment.
     The change in value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.30 per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our revenues and costs are mostly denominated in RMB, and a portion of our assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our wholly owned subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Significant revaluation of the Renminbi may have a material adverse effect on your investment.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
     As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.
In addition, any capital contributions to our PRC wholly owned subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.
     As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to make payments or distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.
     Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income based on PRC accounting standards each year to fund a statutory surplus reserve, until the accumulated amount of such reserve has exceeded 50% of its registered capital. The reserve funds amounted to RMB26.8million ($4.1 million) as of December 31, 2010. This reserve is not distributable as dividends except in the event of liquidation of these subsidiaries. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See also “—Risks Relating to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs or ordinary shares may be subject to taxes under PRC tax laws, if we are classified as a Chinese ‘resident enterprise.’”
The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs or ordinary shares may be subject to taxes under PRC tax laws, if we are classified as a Chinese “resident enterprise.”
     Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the arrangement for avoidance of double taxation between mainland China and Hong Kong, the effective withholding tax applicable to a Hong Kong non-resident company is currently 5% if it directly owns no less than 25% stake in the Chinese foreign-invested enterprise.

     Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. We cannot assure you that our Cayman Islands holding company, CSC Cayman will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. It is also unclear whether the dividends CSC Cayman receives from our CSC China will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax, even if CSC Cayman is deemed to be a “resident enterprise” for PRC enterprise income tax purposes. If the Chinese tax authorities subsequently determine that CSC Cayman should be classified as a resident enterprise, foreign ADS holders will be subject to a 10% withholding tax upon dividends payable by us and gains on the sale of ADSs may also be subject to tax under the EIT Law. Any such tax may reduce the returns on your investment in our ADSs.
Risks Related to Our ADSs
The market price for our ADSs may be volatile.
     The closing trading prices of our ADSs ranged from US$21.76 to US$34.96 in 2010. The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies in the industry, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our executive officers and key personnel, fluctuations of exchange rates between RMB and the Canadian dollar or the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.
Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.
     Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriter. To the extent shares are released before the expiration of the lock-up period, and these shares are sold into the market, the market price of our ADSs could decline.

     In addition, several of our shareholders have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of these shares. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.
     The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the food services industry in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
     Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. When a general meeting is convened, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote with respect to any specific matter. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
You may be subject to limitations on transfer of your ADSs.
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time, or from time to time when it deems expedient, in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Certain judgments obtained against us by our shareholders may not be enforceable.
     We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.
     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on courts in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands does. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
     We have adopted amended and restated articles of association that contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
We incur increased costs as a result of being a public company.
     As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal controls over financial reporting. These new rules and regulations have increased our accounting, legal and financial compliance costs and made certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
     We are subject to reporting obligations under the U.S. securities laws, including the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management or our independent registered public accounting firm may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Either of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs. In addition, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting.
     In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” and several significant deficiencies in our internal control over financial reporting. The material weakness identified related to our inventory management and recording. In 2010, we undertook certain remedial steps to address this material weakness, including implementing policies and systems to prevent internal transfer of inventory among individual restaurants. We periodically perform inventory checks and resolve and reconcile any resulting discrepancies in a timely manner.
     In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2010, we and our independent registered public accounting firm identified several significant deficiencies in our internal control over financial reporting, but none of these control deficiencies amounted to a “material weakness.” We have implemented prompt reporting requirements relating to the acquisition, transfer and disposition of fixed assets. We have also reallocated current financial personnel and begun recruiting new qualified financial staff to better meet the requirements of a U.S. public company.
     If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the New York Stock Exchange or other regulatory authorities. Any such action could adversely affect our financial results and the market price of our ADSs.
We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
     We do not expect to be classified as a PFIC (as defined for U.S. federal income tax purposes and as described below) for our current taxable year ending December 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we will make a separate determination for each taxable year as to whether we are a PFIC (after the close of each taxable year).
     Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-U.S. corporation will be considered as a PFIC for U.S. federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of the value of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income means any income which would be considered foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. The market value of our assets will be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.
     Depending upon the value of our assets based on the market value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our ordinary shares and ADSs, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.
     If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution”

under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.	Information on the Company
A. History and Development of the Company
     Our holding company, CSC Cayman, was incorporated in the Cayman Islands in August 2007. CSC Cayman directly and wholly owns CSC Hong Kong, which was incorporated in Hong Kong in August 2007. CSC Hong Kong directly owns all the equity interests in our wholly-owned subsidiary in China, CSC China, which was incorporated in China in September 2007.
     Our principal executive offices are located at 18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China, and our telephone number at that location is (86-23) 8671 2610. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.
     Our founders, Ms. Hong Li and Mr. Xingqiang Zhang, owned and operated nine restaurants prior to the establishment of CSC Cayman. Since the establishment of CSC China in September 2007, these nine restaurants have been directly operated by us. We purchased the operating assets of these nine restaurants in a series of transactions from our founders in 2008 and 2009 for an aggregate amount of RMB3.4 million ($0.5 million). As these nine restaurants were under the common control of our founders, we consolidated the results of operations of these nine restaurants in our financial statements throughout the periods presented in our financial statements.
     In September 2007, CSC Cayman issued 24,000,000 Series A preferred shares to two international private equity funds for an aggregated amount of $13.0 million. Among these $13.0 million, $5.0 million were paid to our founders in 2007 in consideration of their past services to our company and their agreement not to compete with us.
     We substantially increased the number of our restaurants in 2008 and 2009 in order to increase our market share in our principal markets. As part of such growth strategy at the time, in addition to opening new restaurants, we purchased operating assets of 24 and 8 restaurants that were owned and operated by self-employed owners who were not affiliated with us at the time in 2008 and 2009, respectively. Such assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. Although we only purchased operating assets and we changed the restaurant management and upgraded the renovations and services subsequent to these transactions, we accounted for such purchases as business combinations under the U.S. GAAP due to the continuity of the revenue generating activities. Total consideration for the purchase of the 32 restaurant operating assets as described above included cash paid to the self-employed owners in the amount of RMB9.2 million ($1.4 million) and 2,800,000 shares of our ordinary shares. The excess of the total cash and share-based consideration over the fair value of the assets purchased was recorded as goodwill. By acquiring the operating assets of these restaurants, we also obtain various intangible benefits such as strategic business locations with close proximity to major office buildings and shopping centers, ideal traffic flow patterns, and further expansion of our restaurants chain coverage in a given geographic area.
     We and certain selling shareholders completed an initial public offering of 5,750,000 ADSs in September 2010. On September 28, we listed our ADSs on the New York Stock Exchange under the symbol “CCSC.”
B. Business Overview
     We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 131 restaurants as of December 31, 2010, including 69 restaurants in Chongqing municipality and 45 restaurants in Sichuan province. Chongqing municipality and Sichuan province cover a region of 110 million people in Southwest China that is home to Sichuan cuisine, one of the best-known Chinese regional cuisines. We directly operate all of our restaurants for effective quality control and operational efficiency. We plan to further expand our geographic coverage and increase our chain to approximately 200 restaurants in China by the end of 2011.
     Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. Our standard menu features our most popular main dishes prepared in the Sichuan style as well as a wide selection of other dishes, appetizers, desserts and beverages. We periodically offer new dishes and seasonal menu selections to attract more customer visits. The appeal of our restaurants and the food we offer is evidenced by average traffic per restaurant per day of approximately 1,600 customers and an average table turnover per day of approximately 16 times for our restaurant chain for the year ended December 31, 2010.
     We believe that the following four factors contribute to the quality of the food we offer: quality ingredients, proprietary sauce packages, on-site food preparation and effective quality monitoring. We purchase ingredients from suppliers carefully selected based on the quality of their sample ingredients and their understanding of our business and requirements. For each dish, we develop and prepare a proprietary sauce package based on the recipe we have developed to cater to popular customer tastes in China. Each dish is then freshly prepared in batches on stovetops in each restaurant kitchen by our well-trained cooks. To ensure that food quality is consistently maintained in all of our restaurants, we have a food safety and quality assurance program in place to maintain uniform standards for our food supply and preparation procedures.

     Our revenues increased by 113.6% from RMB231.5 million in 2008 to RMB494.5 million in 2009 and by 50.9% from RMB494.5 million in 2009 to RMB745.9 million ($113.0 million) in 2010. We added 34 and 38 new restaurants, respectively, in 2008 and 2009, which contributed RMB152.0 million and RMB124.5 million revenues in 2008 and 2009, respectively. We further added 50 new restaurants in 2010, which contributed RMB107.8 million ($16.3 million) revenue in 2010. Our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million in 2009 and by 39.3% from RMB45.1 million in 2009 to RMB62.8 million ($9.5 million) in 2010.
     Our highly standardized and efficient operations have enabled us to establish a scalable business model, as evidenced by our growth to date. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 131 restaurants as of December 31, 2010. Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants has always remained a major challenge to Chinese food restaurant chains. To overcome this difficulty and ensure the consistent quality of our dishes across different restaurants, we employ a standardized food preparation process that combines on-site food preparation by trained cooks with centralized supply of proprietary pre-mixed sauce packages, systematic provision of quality ingredients and a well-established cook-training program. For each dish, we develop a proprietary mix of seasonings, make the mixture into sauces in our central facility in Chongqing, and then put these sauces into sauce packages to be delivered to different cities and municipalities. Generally, we deliver our sauce packages to ingredients suppliers in each city or municipality who then combine our sauces with quality ingredients as required by each of our menu item recipes. We source quality ingredients from selected suppliers that meet our quality standards and intend to build regional logistic centers to streamline our supply chain. We maintain an effective cook-training program that enables us to systematically train new hires to become our expert cooks in three to six months.
     We estimate that our restaurants had approximately 55 million customer visits in 2010. One of the greatest contributors to our success has been word-of-mouth referrals by our customers. Beginning with each customer’s experience in our restaurants, the clean, streamlined look and friendly feel of our restaurants, the efficient service of our staff members, the affordable prices of our dishes and above all, our carefully designed menu offering a variety of delicious dishes, have all increased customers’ attraction to our restaurants and resulted in frequent visits by many of our repeat customers. We estimate that 77% of our customers visit our restaurants at least three times per month. Some of our loyal customers have devoted significant time to writing positive reviews of our restaurants in online discussion boards and food-related web logs to spread good words about us. The support of our loyal customers has in turn helped us attract new customers and build a market reputation that our offerings fit into the fast-paced lifestyles of average working people in China and provide an affordable and convenient alternative to home cooking. Our average traffic per restaurant per day is approximately 1,600 customers and our average table turnover per day is approximately 16 times for our restaurant chain for the year ended December 31, 2010.

Industry Background
     The consumer food services industry in China has grown rapidly in recent years, driven primarily by the growth of the Chinese economy, particularly from accelerating urbanization and the increase in disposable income in China. This recent growth, although not indicative of future growth, has in turn led to changes in consumption patterns including a growing number of consumers dining out for convenience or the dining experience. According to Euromonitor, the Chinese consumer food services market has grown from RMB1,106.0 billion in 2004 to RMB1,996.6 billion ($294.4 billion) in 2009, representing a CAGR of 12.5% over the five-year period. Euromonitor estimated that this market is expected to reach RMB3,047.0 billion ($449.3 billion) in 2014, representing a CAGR of 8.8% from 2009.
     The quick service restaurant sector, characterized by provision of speedy service and convenience, has also experienced tremendous growth in China. According to Euromonitor, total revenue of the quick service restaurant sector in China has grown from RMB253.8 billion in 2004 to RMB470.6 billion ($69.4 billion) in 2009, representing a CAGR of 13.1% over the five-year period. Euromonitor estimated that the Chinese quick service restaurant market would grow to RMB766.7 billion ($113.1 billion) in 2014, representing a CAGR of 10.3% from 2009.
Our Food
     Our founding philosophy and core values are to provide delicious and affordable everyday Chinese food of consistent quality that serves as alternatives to cooking at home for Chinese customers. Our target customer is an ordinary consumer looking for a fresh, home-cooked style meal served in a clean, pleasant setting for an affordable price. We believe this philosophy has, since our inception, contributed to our past growth, our large customer base, frequent repeat customer visits to our restaurants and our potential for expansion.
     Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants has always remained a major challenge to Chinese food restaurant chains. To overcome this challenge, standardize the delicious tastes and guarantee the quality of our dishes across all of our restaurants, we combine on-site restaurant preparation by trained cooks with centralized supply of our proprietary pre-mixed sauce packages and systematic provision of quality ingredients.
Simple but Diversified Menu
     Our menu is intentionally limited to what can be easily presented on a one-page menu sheet. We serve a limited number of dishes or combination meals on each of our restaurant menus at any given point in time. Our staples include popular entrees such as spicy sautéed pork, Taiwanese-style braised pork over rice, honey-roasted spicy chicken wings, mushroom chicken, shredded pepper steak, shredded quick-fried ginger duck and kung pao chicken, in addition to a selection of appetizers, desserts and beverages. Each entree on our menu is prepared with proprietary pre-mixed sauce packages delivered from our central facility in Chongqing which, combined with quality ingredients delivered from our national and local network of suppliers, is designed to maximally embody everyday Chinese home cooking and to appeal to the tastes and nutritional needs of Chinese customers.
     As a quick service restaurant, we believe it is important to keep our menu to a manageable number of options that are popular with our customers to facilitate a more efficient ordering process, and to update our menu from time to time to reflect shifting customer tastes or the changing of seasons. Occasionally, we also slightly tweak the recipe of a menu item to accommodate specific customer tastes in different locales to enhance local sales. Our product development team periodically reviews and adjusts our menu to suit the tastes of local customers in different geographic regions while maintaining the overall character and style of our menu offerings. During the summer months, we offer crushed ice drinks as part of our menu, while during the winter, we may offer more heavily spiced items.
Quality Ingredients
     Close Relationship with Suppliers. Maintaining food quality in our restaurants most significantly depends on our ability to procure quality ingredients and other necessary supplies that meet our specifications from reliable suppliers. We purchase from suppliers carefully selected based on quality of sample ingredients and the suppliers’ understanding of our business and requirements, and we seek to develop mutually beneficial long-term relationships with each quality supplier we find. We work closely with our suppliers and use a mixture of fixed and formula pricing protocols. We typically maintain a long-term supply framework purchase arrangement with each key supplier, with specific prices to be negotiated periodically. We maintain a number of suppliers for each of our key ingredients such as pork, chicken, beef and rice, which we believe can help mitigate pricing volatility.
     We do not purchase raw ingredients directly from local farmers or butchers. Instead, we use suppliers to purchase ingredients for us based upon our terms, specifications and requirements, contributing to higher operating efficiency and better quality control. We estimate that we have 80 key food suppliers for our meats, vegetables, fruits, eggs and beverages. Purchases made from our ten largest suppliers in 2008, 2009 and 2010 were equal to approximately 30.5%, 32.0% and 36.5 % of our total purchase costs for these items in each of these periods, respectively.
     Careful Selection of Suppliers. The suppliers for our meat products as well as rice, material spices and seasonings are selected by and dealt directly with our national supply chain office. The purchasing department of each of our operating subsidiaries is responsible for selecting local suppliers for other ingredients such as vegetables pursuant to quality standards set by the national office. Each subsidiary’s purchasing department first determines what ingredients to purchase from ingredients request lists submitted by relevant departments, specifying the quality and quantity of ingredients needed. After internal review and approval at the subsidiary level, the subsidiary’s purchasing department then contacts local suppliers regarding items on the ingredient lists and examines sample deliveries, tests the samples in selected restaurants and finally negotiates the price and terms of the purchase contract if it is satisfied with the quality of ingredients and service provided by the supplier.

     Close Monitoring of Suppliers. The performance of each of our suppliers is closely monitored by our national supply office and evaluated based on feedback from our operating subsidiaries, which obtain timely feedback on ingredient quality from the individual restaurants to which these ingredients are delivered. The purchasing department of each subsidiary also monitors the quality of supplier deliveries in accordance with a written manual for the selection and monitoring of our ingredient suppliers.
     Distribution Arrangements. Certain ingredients such as meat and certain seasonings are delivered directly to our central warehouse in each city, then distributed to each of our individual restaurants through our own distribution network. Other ingredients are delivered directly to our restaurants by each supplier’s own distribution networks.
Proprietary Sauce Packages
     For each dish, we first develop a proprietary recipe for the mixing of seasonings. This recipe results from our product development efforts devoted to studying and replicating flavors that appeal to popular customer tastes in China. We then process these seasonings into sauces in our central facility in Chongqing. Subsequently, these sauce packages are delivered to our restaurants and, once there, combined with quality ingredients from our suppliers. Thus we ensure that every one of our restaurants offers the same delicious taste for every dish on our menu. In Chongqing, we have a central kitchen that combines ingredients such as meats and vegetables with our proprietary pre-mixed sauce packages and regularly delivers these ingredients to each of our Chongqing restaurants to be stored in refrigerated facilities. This way, each restaurant kitchen only needs to prepare and serve the food to customers close to the time of ordering. In other regions, we deliver our proprietary pre-mixed sauce packages, for each dish to each of our restaurants, where the quality ingredients are combined with our sauce packages. Our centralized network for the preparation and distribution of our proprietary pre-mixed sauce packages and our strong supply network which provides quality ingredients for each of our restaurants both help to ensure the consistent quality of our food offerings.
Product Development
     We have a dedicated product development department in Chongqing that is constantly researching customer taste preferences, shifting food trends, nutrition trends and regional tastes in China. We believe the development of new menu items is important to our long-term success and is a significant factor behind the popularity of our restaurants and the high sales volume of our menu offerings.
     We repeatedly test and perfect new dishes before adding them onto our menus and introducing them to the general public, which we believe helps us align our menus with the popular food preferences of our target customer base. Innovation of each new menu item includes the following steps:

•	we gather monthly market information updates from head cooks in each of our restaurants, including news and analysis of popular food trends, sales figures of any new products and any new menu items being offered by competitors;

•	we send monthly market information updates to our marketing department for further study;

•	our marketing department conducts focus group tests to gauge customer taste preferences and passes the results onto our product development team;

•	our product development team studies potential new menu items and submits new menu item development plans to our product development committee, including our chief executive officer, for review and approval;

•	we determine the recipe for a new menu item and compile a standardized list setting forth the quality of the seasonings, spices and ingredients needed for the menu item;

•	our purchase department appoints the appropriate suppliers for the item, while our accounting department calculates basic ingredients costs and our marketing department designs the appropriate container for the item; and

•	our product development committee, including our chief executive officer, approves the new menu item.
On-site Food Preparation
     Our dishes are freshly prepared on stovetops in batches by our well-trained cooks in each restaurant kitchen. Our ingredients and sauce packages are conveniently pre-mixed and stored in our restaurants and stand ready to be stir-fried or otherwise cooked by our cooks at any time. Our cooks then prepare a batch of each menu item at a time on our restaurant stovetops, making the dishes ready to be served. The timing of stovetop preparation is closely aligned with studied customer consumption patterns to minimize the time lapse between stovetop preparation and serving of food to customers; the preparation of every batch of each item is carefully timed. We have a web-based information system that allows us to monitor daily revenues from our restaurants. In addition, we are implementing a system that will enable us to predict how many dishes of each menu item are expected to be sold per hour per restaurant, based on historical actual number of menu items sold; this system will allow us to calculate the preparation time and quantity of every batch of each menu item for maximum freshness. For example, when we determine the quantity and preparation schedule of each menu item for a certain day of the week, we take into account sales data of the same menu item for the same week day during the last three weeks so as to estimate how much of each menu item should be cooked and at what time intervals. On average, we allow each prepared dish to spend no more than 60 minutes on our state-of-the-art food warmer system before we replace it with a freshly cooked batch. This ensures that our customers enjoy the type of freshly cooked, hot dishes associated with everyday home cooking.
Quality Monitoring
     We have a food safety and quality assurance program in place to maintain high standards for our food supply and food preparation procedures. Each of our operating subsidiaries in China performs periodic checkups for restaurants and suppliers to evaluate food quality and identify any potential food safety risks. We regularly inspect our suppliers to ensure that the ingredients we buy conform to our stringent quality standards. We also rely on recipes, specifications and protocols to ensure that our food quality when served, including a physical examination of the ingredients when they arrive at our restaurants and unannounced visits by our headquarters personnel to each restaurant from time to time. Area managers of our operating subsidiaries periodically visit and inspect each restaurant in their region. We also train our employees to pay close attention to food quality at every stage of the food preparation cycle. We have developed a checklist that our employees use to assess the freshness and quality of the perishable food supplies delivered to our restaurants, especially ingredients such as vegetables from local food suppliers.
Our Services and Customer Experience
Our Services
     Our food takes hours to prepare off-site, but once the quality ingredients for our dishes are combined with our sauce packages and delivered to each individual restaurant, each dish can be cooked and become ready to serve in a very short amount of time. When customers come into our restaurants, they select items from our menu, and we typically deliver the finished dish to the customer within 60 seconds. We believe that the speed we serve our customers, along with the consistent quality of the food we offer—in terms of both freshness and taste—contributes significantly to our popularity.
     We believe that our restaurant staff helps to differentiate our restaurants from other chains. We recruit employees who conform to a standard of efficiency and friendly service. This is important because as part of our standardized preparation approach, we need well-trained, professional cooks who consistently conform to the standards of uniformity, quality and efficiency taught in our food-preparation courses, and we need front-line cashier operators who understand the importance of friendly customer interaction as well as speedy service to provide customers with the most freshly prepared food possible within the shortest possible time from the moment of ordering.
Customer Experience
     We take great care to provide each of our customers with an enjoyable and superior overall experience. In each of our restaurants, we offer each customer a well-lit, clean, streamlined look and friendly restaurant environment, efficient service from our staff members, affordable prices and, above all, a carefully designed menu with time-tested customer favorites. We believe our success has been due in large part to word-of-mouth advertising by our customers, with our customers learning about us, learning to appreciate our food and telling others about us. Some of our customers have devoted considerable time and energy to writing enthusiastic, extensive reviews of our restaurants in online discussion boards and food-related web logs, introducing more potential customers to our restaurants. These online platforms also provide a new way for our customers to interact with each other and share their stories. We believe customers who dine in our restaurants understand and appreciate our philosophy of providing a delicious and affordable alternative to everyday Chinese cooking at home.
Our Restaurants
CSC Restaurants
     As of December 31, 2010, we directly owned and operated 131 restaurants in China, all of which are operated under our “ CSC” brand.
     We own all of our restaurants and operate them through operating subsidiaries located in seven geographic areas. We currently intend to continue expanding through wholly owned restaurants as opposed to franchise restaurants. We believe that our current business model allows us to have effective control over the quality of our food offerings and customer service.
     The following table shows the number of our restaurants in China as of December 31, 2010, based on a breakdown by province, municipality, city or town:

Number of
Restaurants
Chongqing Municipality	69
Sichuan Province	45
Shaanxi Province	8
Hunan Province	4
Shanghai Municipality	3
Hubei Province	1
Guizhou Province	1

Total	131
     We do not own the real property on which, or the buildings in which, most of our restaurants are operated, other than for four of our existing restaurants, three in Chongqing and one in Chengdu. We also own the underlying properties for three of our restaurants in Chongqing that are currently under development. We intend to continue to primarily use rental properties for our restaurants. Nonetheless, we may purchase property on which our restaurants are located or properties where we have particular interest in opening a restaurant, if such property becomes available at a reasonable price.
     We plan to further expand our geographic coverage and expect to increase the number of our restaurants to approximately 200 by the end of 2011.

Restaurant Locations
     We established our first restaurant in Chongqing and steadily expanded our restaurant chain within that municipality and the surrounding regions. Since then, we have continued our expansion efforts by targeting the cities of Chengdu, Xi’an and Changsha as well as other cities and municipalities. When we enter a new geographic market, our goal is to open multiple restaurants to achieve meaningful market share, local brand recognition, critical mass and economies of scale, while at the same time ensuring consistency in the quality of our foods and services. Once we achieve adequate scale of operations in a particular metropolitan area, we seek to leverage our brand to expand into nearby markets.
     We follow a disciplined and systematic expansion process with respect to our new restaurants. Our selection of new potential locations for our restaurants is based on various factors, including existing market competition, the size of potential customer base and the economic conditions of each particular region. Our centralized project management team focuses on identifying potential new locations in existing geographic markets or new geographic markets entirely, while our regional development teams from our different operating subsidiaries have the primary responsibility of researching and evaluating new markets and locations, conducting feasibility studies for proposed locations, identifying management personnel for these new restaurants and negotiating the commercial terms of our leases. We also rely on our regional development teams to help us establish and coordinate relationships with local governments, supervise construction contractors, and monitor the performance of our restaurants, which help influence future market and location selections.
     The key components of our disciplined and systematic new restaurant opening process are set forth below:
     Planning and site identification. Our new restaurant opening process starts with planning and site evaluation by our regional subsidiaries’ development teams in accordance with development plans and potential local sites provided by our project management team from central headquarters. The regional development teams perform comprehensive studies of each new market or location by carrying out site visits, gathering economic and other data, and conducting feasibility assessments using a standardized criteria to select qualified restaurant locations in the chosen market. Once a site has been selected, the regional development team submits a proposal to our central project management team for approval.
     In selecting new markets and locations for our restaurants, we consider the following criteria:
•	General market criteria. General market criteria include local average disposable income per household, concentration of competitors, and other economic factors. Our experience has proven that locations in our current geographic markets generally meet our general market criteria for the operating of our restaurants. We have identified certain cities meeting our general market criteria that we believe generally have the potential for sustainable economic growth and the ability to support multiple restaurants for us. We refer to these cities as our key target cities.

•	Specific location criteria. Specific location criteria include rental price and proximity to major office buildings and shopping centers, universities, convention and exhibition centers and transportation hubs. We also consider automobile and foot traffic flow patterns. In addition, we generally open restaurants in storefronts visible from the street in urban areas. So far we have mostly succeeded in choosing restaurant locations that provide sufficient customer flow to make our restaurants profitable.
     In addition to current cities where we have restaurants, we have identified Guiyang, Kunming, and several other cities as our key target cities for our expansion in 2011 and beyond. Each of these key target cities has a population of over 3 million and is a regional commercial center.
     Lease negotiation. Once a site has been approved by our centralized project management team for a new restaurant, we negotiate with the property owner or lessor while concurrently conducting legal and regulatory due diligence investigations. Lease negotiations are led by our regional development teams and are guided by a comprehensive set of criteria, including certain financial return requirements, and we use our own standardized lease forms in many cases. All new leases are subject to the final approval of our chief executive officer. Part of our due diligence investigation is designed to ensure that property owners and lessors have the legal title to their properties and the legal right to lease or sublease their properties to us, and that our intended use is consistent with local land-use regulations. If property owners are not able to provide title certificates, we seek alternative proofs of ownership.
     Material rental terms. We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have lease initial lease terms of five to ten years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. A large number of leases set initial rent prices and provide that the rent will increase at a fixed rate or by a fixed amount within the lease term, and certain lease agreements have contingent rent arrangement in place whereby rent is determined as a percentage of sales as defined by the terms of the applicable lease agreement. In addition, rents under certain leases are calculated exclusive of management fees for the relevant property, which would be paid by us on a monthly or quarterly basis. We are also obligated to pay occupancy-related costs for each of our restaurants, including payment of insurance and utilities for certain lease agreements.
     Pre-opening activities. Before opening a new restaurant, we carry out a series of pre-opening and completion activities, such as conducting necessary constructions, painting and decorating the restaurant premises, applying for relevant permits and approvals, identifying and appointing members of the management team, and hiring and training staff in anticipation of the opening.
Restaurant Design
     The design of our restaurants conforms to our business philosophy—simple, clean, friendly and ideal for a home-cooked style meal for our customers, whether they come as individuals or with their friends or family. We employ uniform decor standards for all of our restaurants in order to create a uniform brand image. The restaurants reflect the same philosophy as our menu offering: a streamlined number of colors and sparingly designed space that is nonetheless intended to maximize customer appeal and offer a pleasant, comfortable experience for our customers. Our restaurant design and construction emphasize efficiency in layout and functionality, maximizing usable space, construction costs management and safety requirements.
Restaurant Management
     We employ a management structure designed to promote efficiency in supervising, directing and supporting our operations, quality assurance systems, recruitment processes and training programs in different geographic regions.
     Headquarters management. The central management of our overall business and operations is currently located in our central headquarters in Chongqing. Our headquarters in Chongqing are both responsible for the corporate and administrative oversight of our organization and operational management and supervision, such as financial planning and analysis, IT systems development, new restaurant openings, management-level recruitment, central procurement and sales and marketing.
     Regional management. On a regional level, our existing restaurant operations in the PRC are divided into seven geographic regions—Chongqing and Shanghai municipalities and Sichuan, Hunan, Shaanxi, Hubei and Guizhou provinces—all under the general management and oversight of our operational headquarters in Chongqing. Our operations in each geographical region are headed by a regional operating subsidiary located in Chongqing, Shanghai, Chengdu, Changsha, Xi’an, Wuhan and Guiyang, respectively. Our regional management team typically comprises a general manager, an operational director and a finance manager. Our regional management team is responsible for proposing sites for new restaurants, recommending pricing policies in that region for headquarters approval, reviewing applications for procurement from local suppliers, providing training to our employees and conducting regional level marketing activities. In addition, in large sites we have district management teams within regions that are in charge of overseeing restaurants in each particular district under its management on a more day-to-day basis.
     Restaurant-level management. Our restaurants are each run by its own restaurant management team. The number of employees we have for each restaurant corresponds to the sales volume of that particular restaurant. We delegate certain decisions to our restaurant-level management teams, so that they have the flexibility to respond quickly to changing market demands and improve business performance.
Marketing and Promotion
     We try to keep our customers coming back to our restaurants based on the experience we create for them. We believe the best and most successful businesses are not built through advertising or promotional campaigns alone, but rather through deeply held business philosophies evident in the way the business is run, which inspire positive word-of-mouth from happy customers.
     Our website at www.csc100.com is furnished with a customer-friendly interface designed to provide the customer with our corporate and restaurant news as well as information on our food offerings.
     From time to time, we conduct promotional activities designed to raise customer awareness of our brand. Such activities include issuing products containing our brand name and logo, advertising through various media and conducting in-store promotional activities such as distribution of in-store coupons. We currently spend our promotional budget primarily on print media in markets where we already have some existing market presence, but we also intend to pursue focused marketing activities to reach out to areas with large potential customer populations, including handing out fliers in schools and placing advertisements in residential communities and office buildings. We spent approximately RMB1.0 million, RMB3.2 million and RMB6.7 million ($1.0 million) on marketing activities and promotional campaigns in the years ended December 31, 2008, 2009 and 2010, respectively.
     Since our first restaurant opened, we have received numerous awards from various local governments and other sources in recognition of our business success. Some of these awards are:
•	“China Up and Comers 2009” award granted in 2009 by Forbes magazine;

•	“Recommended Delicious Cuisine Brand” award granted in 2009 by the Chongqing Commercial Press; and

•	“Ten Most Popular Brand” award granted in 2007 by the Chongqing Morning Post.
     Our approach to food has captured the attention of prominent news media in China, leading to reports on Forbes magazine, Chongqing Morning Post, Phoenix Television and EBC Television from Taiwan. A large number of publications have written favorably and extensively about our food, restaurant concept, business model and development history. These media reports focus on our innovative business model and menu offerings and report popular customer satisfaction with our foods and our business expansion.
Competition
     The quick service segment of the consumer food services industry in China is highly competitive and fragmented. In addition, we compete against other segments of the consumer food services industry, including in particular casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service quality. Competition within the quick service restaurant segment, however, focuses primarily on price, taste, quality and the freshness of the menu items and the ambiance and condition of each restaurant.
     We compete with national and regional quick service restaurants, including foreign competitors such as McDonald’s, KFC and Yoshinoya and various domestic competitors. Our market presence in other cities is less significant but we believe that we can compete effectively in our targeted geographic markets.
     We believe that the principal competitive factors in our relevant markets include the following:
•	quality and taste of our food offerings;

•	affordability of our food offerings;

•	clean and pleasant dining atmosphere;

•	overall customer satisfaction;

•	broad, loyal customer base;

•	brand recognition;

•	ability to attract and retain qualified employees; and

•	efficient, highly scalable business model.
     Our business benefits from our delicious and affordable food offerings and our well-known “ CSC” brand in our existing markets. However, some of our existing and potential competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in customer preferences or market trends. In addition, we face competition from a variety of smaller-sized companies that focus on some of our targeted geographical markets, and they may be able to respond more promptly to changes in customer needs and preferences in these markets.
Technology
     We use information technology systems to help us operate efficiently, increase the scalability of our business and accommodate future growth. We currently use a combination of commercially available and custom-developed software and hardware systems, including enterprise resource planning software and point of sale tracking software. We are in the process of undergoing a systems upgrade to provide us with increased capacity to analyze up-

to-date financial and operating information from restaurants directly delivered to our management throughout each day, as well as to expand our capacity to effectively manage inventory and supplies by systematically tracking food served and ingredients needed for restaurants and timely transmit such information to our subsidiaries and headquarters. Our technology system has several key benefits: it simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale programs and services and automates of much of the administration of our business. Our upgraded system will enhance such benefits and help us remain up-to-date in the efficient management of our business operations.
Intellectual Property
     Given the importance of the “” brand to our business, our intellectual property is an important element of our business. We rely on copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and other third parties, to protect our intellectual property rights.
     For risks and uncertainties associated with our intellectual property, see “Item 3D — Risk Factors—Risks Related to Our Industry and Business—Our business depends significantly on the market recognition of our “” brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.”
Insurance
     We believe that we are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We currently have the following types of insurance, with certain deductibles and limitations of liability in place for our operating restaurants: (1) property insurance covering all risks of physical loss of, or damage to, our property; (2) business interruption insurance; (3) third-party liability insurance indemnifying us for damages for which we may become legally liable arising out of our business operations; and (4) money insurance which covers money in restaurants or in transit accompanied by our authorized employees during business hours between our restaurants or offices and banks, customers’ premises or post offices. However, our insurance coverage may not be adequate to cover all losses that may occur. See “Item 3D — Risk Factors—Risks Relating to Our Industry and Business—We have limited insurance coverage.”
PRC Regulation
     This section sets forth a summary of the most significant laws and regulations that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Regulations on the Consumer Food Services Industry
     We operate a quick service restaurant chain in the PRC, which are subject to the following laws and regulations:
Regulations on the Food Safety and Licensing Requirements for Consumer Food Services
     The PRC legal framework governing food safety was set up under the Food Safety Law, which came into effect on June 1, 2009. The law applies to the production and business operation of food additives, packing materials, containers, detergents and disinfectants for food and utensils and the equipment for food production and business operation.
     The Food Safety Law sets out the requirements and standards for food safety, food production and business operations and the relevant supervising and administrative measures to ensure food safety. Under the Food Safety Law, the following material requirements must be met in food production and related business:
•	having adequate places for treating raw materials and food processing, packaging and storage; keeping the environment of the said places tidy and clean, and ensuring that they are at a prescribed distance from toxic and hazardous sites and other pollution sources;

•	having adequate production or business operation equipment or facilities and having the adequate equipment or facilities for disinfection, changing clothes, toilet, day-lighting, illumination, ventilation, anti-corrosion, anti-dust, anti-fly, rat proof, mothproof, washing, sewage discharge, and storage of garbage and waste;

•	having professional food safety technicians and managerial personnel, and rules and regulations to ensure food safety;

•	having reasonable equipment layout and technical flowchart to prevent cross pollution between the food to be processed and ready-to-eat food and between raw materials and finished products, and to prevent the food from coming into contact with toxic substances or unclean articles;

•	ensuring that the cutlery, drinking sets and containers for ready-to-eat food are washed clean or disinfected prior to use, the kitchenware and utensils are washed clean after use and kept clean;

•	ensuring that the containers, utensils and equipment for storing, transporting, loading and unloading food are safe, are kept clean and meet other special requirements;

•	ensuring that the persons engaging in the production of food or related business operations shall keep personal hygiene, wash their hands clean and wear clean clothes and hats during the process of food production or related business operations;

•	using water which conforms to the national hygiene standards for drinking water; and

•	using detergent or disinfectant which are safe and not harmful to the human body.
     Pursuant to the Food Safety Law, the state shall adopt a licensing system for food production and related business operation. The entities and individuals which intend to engage in food production, food circulation or food service businesses shall obtain licenses or permits for such businesses. A food producer that has obtained a food production license is not required to obtain a food circulation license when selling self-produced food at its production place. A food service provider that has obtained a food service operating permit is not required to obtain food production and circulation licenses when selling self-made or self-processed food at its food service place.
     The Food Safety Law sets out, as penalties for violation, various legal liabilities, in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment. A restaurant which does not have a food service operating permit may be subject to confiscation of gains and other restaurant assets, or fines ranging from RMB2,000 ($300) to ten times of the value of food sold at the restaurant.
     The Implementation Rules of the Food Safety Law, as effective on July 20, 2009, further specify the detailed measures to be taken and conformed to by food producers and business operators in order to ensure food safety as well as the penalties that shall be imposed should these required measures not be implemented.
     Pursuant to the Administrative Measures on License of Consumer Food Service and the Administrative Measures on the Supervision of Food Safety on Consumer Food Service, as both effective on May 1, 2010, a licensing system will be implemented for consumer food services industry. Those engaged in the consumer food services industry should obtain the food service operating permit, and assume the responsibilities of the food safety by adopting the food safety administrative measures and having the personnel in charge of the food safety in place. The said Measures also specify the requirements and procedures to apply for the food service operating permit and the administration and supervision measures of the related authorities in respect of the food service operating permit.
     Each of our restaurants is required to obtain a food service operating permit in order to offer food services. We must also follow the requirements set forth in the Food Safety Law, the Implementation Rules of the Food Safety Law, the Administrative Measures on

License of Consumer Food Service and the Administrative Measures on the Supervision of Food Safety on Consumer Food Service.
Regulations on Fire Prevention
     Our restaurants are subject to regulations on fire prevention. The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on October 28, 2008. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire prevention units of such public security departments are responsible for implementation.
     The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. For a construction project that needs a fire prevention design under the national fire protection technical standards for project construction, the construction entity shall submit the fire prevention design documents to the fire prevention department of the public security authority for approval or filing purposes (as the case may be). The filing procedure shall be done within 7 working days from the day when it obtains the construction license. No construction permit shall be given for the construction projects for which the fire prevention design has not been approved or are considered unqualified after the review, nor shall such construction entity commence their construction.
     Upon completion of a construction project to which a fire prevention design has been applied according to the requirements of the Fire Prevention Law, such project must go through acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. No construction may be put into use before it is accepted by the relevant fire prevention units of public security authorities. For each public assembly venue, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. The Fire Prevention Law also provides legal liabilities for violation thereof. Any entity which has not passed a fire safety check is required to improve the condition of the premise to meet the safe requirements for fire prevention, and if the entity fails to cure as requested, it may be subject to fines of up to RMB300,000 ($45,000) and, in the worst possible scenario, may be ordered to suspend operations on the premise until the fire safety permit is obtained.
     Our operations are subject to regulations on the consumer food services industry, as discussed above, and our restaurants are required to obtain various licenses and permits under these regulations. Some of our restaurants have not obtained all the requisite licenses and permits. See “Item 3D — Risk Factors—Risks Relating to Our Industry and Our Business—Failure to comply with government regulations relating to the consumer food services industry, fire safety, food hygiene and environmental protection could materially and adversely affect our business and operating results.”
Regulations on Environmental Protection
     The PRC legal framework governing environmental protection is set forth in the Environmental Protection Law, which was promulgated on, and came into effect, as of December 26, 1989. The protection, improvement, administration and supervision of environment are provided for in the Environmental Protection Law. Detailed and specific legal liabilities for violation thereof are also set out therein. According to the provisions of the Environmental Protection Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of the administration of supervision on the said environmental protection matters.
     According to the provisions of the Environmental Protection Law, the Law of the People’s Republic of China on Environmental Impact Assessment which came into effect as of September 1, 2003 and other relevant laws and regulations of the PRC, environmental impact assessment documents estimating and evaluating the pollution generated by constructions and their impact on the environment and prevention measures should be prepared by the project owners and be approved by the Ministry of Environmental Protection or its local counterparts. A construction project shall only be put into operation and use after passing the inspection and acceptance by the Ministry of Environmental Protection or its competent local counterparts.
     The Water Pollution Prevention Law first came into effect as of November 1, 1984 and was subsequently amended on May 15, 1996 and February 28, 2008, respectively. The law applies to the prevention and control of pollution of rivers, lakes, canals, irrigation channels, reservoirs and other surface water bodies and groundwater within the PRC. According to the provisions of the Water Pollution Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts at or above county level shall take charge of the administration and supervision on the matters of prevention and control of water pollution.
     The Water Pollution Prevention Law provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level.

     Under the Provisions on the Inspection and Acceptance of Environmental Protection of Construction Projects, promulgated on December 27, 2001, each construction project is subject to the inspection and acceptance of the Ministry of Environmental Protection or its local counterparts upon the completion of construction, and only after the construction project has passed the inspection and acceptance and acquired the approval thereon can it be put into production or use.
     Our restaurants discharge waste water and other waste in the ordinary course of business. Accordingly, we are subject to regulations on environmental protection. We are required to prepare environmental impact assessment reports for our restaurants and obtain the approval for such reports from relevant environmental protection authorities. Our construction projects shall only be put into operation and use after passing the inspection of and obtain acceptance by environmental protection authorities.
Foreign Currency Exchange
     The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under these regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments, and investments in securities outside of China, unless the prior approval of SAFE is obtained and prior registration with SAFE is completed.
     On August 29, 2008, SAFE issued a circular regulating the conversion of foreign currency into RMB by a foreign-invested company by restricting how the converted RMB may be used. The circular requires that the registered capital of a foreign-invested enterprise settled in RMB that is converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe penalties, such as heavy fines.
     In addition, under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises may only buy, sell and remit foreign currencies at authorized banks and must comply with certain procedural requirements, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local branches.
     We receive substantially all of our revenues in RMB. Our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”
SAFE Circular No. 75
     On October 21, 2005, SAFE issued SAFE Circular No. 75, which became effective as of November 1, 2005, and requires Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets for the benefits of third parties or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Item 3D — Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”
Regulations on Employee Stock Options Plans
     In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, (the “Stock Option Rules”). The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and share option plans of overseas listed companies.
     According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such individual an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock ownership or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.
     Under the Foreign Exchange Administration Regulations, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by the SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.
     We and our employees, directors and consultants who are PRC residents and who have participated in the share incentive plan have applied to the local SAFE branch for registration under the Stock Option Rules. However, we cannot assure you that we can successfully complete the registrations under the Stock Option Rules in the future. If we or our employees, directors and consultants who are PRC residents fail to complete these registrations, we or such persons may be subject to fines and legal sanctions. See “Item 3.D. Risk Factors—Risks related to Doing Business in China—All participants of our existing share incentive plan who are PRC citizens are required to register with the SAFE, and the failure to so comply could subject us and such participants to penalties.”
     In addition, the State Administration of Taxation has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.
Legal Restrictions on Dividend Distributions
     The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises is the Corporate Law, as amended on October 27, 2006. Under the Corporate Law, our subsidiaries in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, Chinese companies are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends except in the event these subsidiaries are liquidated. See “Item 3D — Risk

Factors—Risk Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”

C. Organizational Structure
     We conduct substantially all of our restaurant operations through CSC China and its subsidiaries. The following diagram illustrates our corporate structure:
For a complete list of subsidiaries, see Exhibit 8.1.
D. Property, Plants and Equipment
Facilities
     The following table shows the area of our owned and leased facilities, including office and restaurant space, as of December 31, 2010, based on a breakdown by province and municipality:

	Owned		Leased
		Restaurant	Office	Restaurant
	Office Space	Space	Space	Space
	(square meters)
Chongqing Municipality	1,344	3,396	140	39,083
Sichuan Province	—	650	504	22,249
Shaanxi Province	—	—	120	3,965
Shanghai Municipality	—	—	75	1,252
Hunan Province	—	—	—	1,844
Hubei Province	—	—	—	500
Guizhou Province	—	—	—	756

Total	1,344	4,046	839	69,649
     During the fiscal years 2008, 2009 and 2010, we incurred approximately RMB17.9 million, RMB38.5 million and RMB 64.3 million ($9.7 million), respectively, in rental expenses under the leases for our restaurant properties. For more details as to the location and usage of these facilities, please also see “Item 4.B. Business Overview—Our Restaurants.”

Item 4A.	Unresolved Staff Comments
     None.

Item 5.	Operating and Financial Review and Prospects
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “ Item 3.D. Key Information—Risk Factors “ and elsewhere in this annual report.
A. Operating Results
Overview
     Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 131 restaurants as of December 31, 2010, including 69 restaurants in Chongqing municipality and 45 restaurants in Sichuan province. Our revenues increased by 113.6% from RMB231.5 million in 2008 to RMB494.5 million in 2009 and by 50.9% from RMB494.5 million in 2009 to RMB745.9 million ($113.0 million) in 2010. We added 34 and 38 new restaurants respectively in 2008 and 2009, which contributed revenues of RMB152.0 million and RMB124.5 million in 2008 and 2009, respectively. We further added 50 new restaurants in 2010, which contributed revenues of RMB107.8 million ($16.3 million) in 2010. Our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million in 2009 and by 39.3% from RMB45.1 million in 2009 to RMB62.8 million ($9.5 million) in 2010. We plan to increase the number of our restaurants to approximately 200 by the end of 2011.
Key Factors Affecting our Results of Operations
     Our financial condition and results of operations are mainly affected by the following factors:
Number of restaurants in operation
     Our revenues are affected to a significant extent by the number of restaurants we have in operation. We generated substantially all of our revenues from sales at our restaurants. Accordingly, new restaurants have contributed substantially to our revenue growth. The table below shows the number of restaurants in operation as of the dates indicated:

	As of December 31,
	2008	2009	2010
Number of Restaurants:
Chongqing Municipality	31	48	69
Sichuan Province	8	22	45
Other Regions	4	11	17

Total	43	81	131

     Restaurants incur various costs and expenses before they open, and newly opened restaurants typically incur materially greater operating costs during the first few months of their operations. Therefore, opening new restaurants may temporarily lower results of operations on a per restaurant basis, and the proportion of new restaurants we have in operation during any period may affect our overall results of operations.
Comparable restaurant sales
     We believe that comparable restaurant sales are an important benchmark of our operations. As we continue to add new restaurants to our chain each year, we believe that comparable restaurant sales provide a meaningful period-to-period comparison of restaurant performance because they exclude increases that are due to the opening of new restaurants. We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison. For example, our comparable restaurants for years 2008 and 2009 are restaurants that were open throughout both 2008 and 2009.
     The table below shows our comparable restaurant sales for the period indicated:

	For the year ended December 31,		For the year ended December 31,
	2008	2009	2009	2010
Number of comparable restaurants	9	9	43	43
Revenues for comparable restaurants (in RMB thousands)	79,422	87,795	369,429	394,719
Percentage increase during comparable periods	10.5%		6.8%
     We are highly focused on increasing comparable restaurant sales through a variety of measures, including continuously expanding and updating our menu offerings to generate repeat business and attract new customers and carefully selecting restaurant sites in areas with high customer traffic. In addition, our restaurants regularly offer promotional discounts to attract more business. We believe that these efforts have had a positive impact on our revenues.
Food and paper costs
     Food and paper costs are the largest component of our operating expenses, representing 49.7%, 48.4% and 47.1% of our revenues in 2008, 2009 and 2010, respectively. The following table shows the breakdown of our food and paper costs in 2008, 2009 and 2010:

	For the Year Ended December 31
	2008		2009		2010
	Cost	% of revenue	Cost	% of revenue	Cost	% of revenue
	(In thousands of RMB, except percentages)
Food and beverage	106,761	46.1%	221,227	44.7%	329,728	44.2%
Paper	8,310	3.6%	18,130	3.7%	21,694	2.9%

Total Food and Paper	115,071	49.7%	239,357	48.4%	351,422	47.1%

     Our food and beverage purchases are generally determined by prevailing market prices in China. The prices of food in China rose significantly in 2007 and 2008. According to the National Bureau of Statistic of China, the PRC food price index, its food inflation indicator, experienced year-on-year increases of 12.3% and 14.3% in 2007 and 2008, respectively. Despite these rising costs, we have been able to pass the increased costs onto our customers by increasing prices and introducing food items with higher margin. In addition, with an increased number of restaurants, we stepped up our efforts to centralize supply and thus enhanced our bargaining power on pricing with vendors. The PRC food price index increased by 9.6% from December 2009 to December 2010, and we expect that the rate of increase will remain significant in 2011. We increased prices of our menu items in September 2010 to address the increase in costs of food in China. As a result of the expansion of our operations and the inflation pressure in China, we expect the food and paper costs to continue to increase in the future.
Restaurant wages and related expenses
     Restaurant operations are highly service-oriented, and therefore our success, to a considerable extent, depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers and restaurant staff. We offer competitive wages and benefits to our restaurant employees to manage employee attrition. Restaurant wages and related expenses include wages, salaries and bonuses paid to employees of our restaurants and production facilities, as well as pension scheme costs and social welfare.
     The salary level of employees in the consumer food services industry in China has been rising in recent years. In addition, when we open new restaurants, we have to hire staff before restaurants are opened and thus we normally incur wages for those restaurants before they begin to generate revenue. As a result, our restaurant wages and related expenses increased as a percentage of revenue from 14.3% in 2008 to 15.6% in 2009 and further to 16.0% in 2010. We expect our restaurant staff wages and related expenses to continue to increase as inflationary pressures in China drive up wages and as we continue to increase the number of our restaurants.
Rental expenses
     We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have initial lease terms of 5 to 10 years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. Property rental prices in China have generally been rising since 2007, particularly in the larger and more developed cities where a majority of our restaurants are located. Our rental expenses were 7.8% of our revenues in 2008 and 2009 and increased to 8.6% in 2010. With the expansion of our operations, we expect our rental expenses to continue to increase in the future.
     We intend to continue to rely on leasing properties for our restaurants. Nonetheless, should appropriate opportunities arise, such as if the real estate on which some of our more mature and profitable restaurants become available, we may strategically purchase these properties to hedge against potential rises in rental costs.
Critical Accounting Policies and Estimates
     We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.
     An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Lease Accounting
     Judgments made by management for our lease obligations include the length of the lease term, which includes the determination of renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease.

     These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.
Long-lived Assets
     We review our long-lived asses, particularly property and equipment, for impairment at the restaurant level. We use one year of operating losses as the primary indicator of potential impairment testing of these restaurant assets. If an indicator of impairment exists for any of the assets, an estimate of the undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, we then determine the fair value of the asset and if an asset is determined to be impaired the loss is measured by the excess of the carrying amount of the asset over its fair value.
     Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual restaurant, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of consumer spending and access to our restaurants.
Goodwill Impairment
     Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down. To assess potential impairment of goodwill, we perform an assessment of the carrying value of each individual restaurant at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of each individual restaurant below its carrying value. If the carrying value of an individual restaurant exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the individual restaurant’s goodwill exceeds its implied fair value. We estimate the fair value of each individual restaurant through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the individual restaurant, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our individual restaurant will change, which could affect the amount of goodwill impairment charges, if any. We have not recognized any impairment charge on goodwill for the periods presented. We are currently not aware of any impairment charge of the goodwill.
Share-Based Compensation
     We adopted our 2009 share incentive plan in December 2009. The 2009 share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to 7,720,000 ordinary shares. As of April 1, 2011, options to purchase 4,397,544 ordinary shares and 413,750 restricted shares are outstanding under this plan.
     We recognize share-based compensation expenses based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period.
     The options we grant may contain early exercise feature, pursuant to which a grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercised options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. We record the proceeds received from grantees on early exercise as a liability on the consolidated balance sheet, which will be reversed when the underlying non-vested restricted shares vest.
     We have performed contemporaneous valuation of the options and restricted shares issued in 2010. The fair value of restricted shares is estimated based on the fair value of the ordinary shares on the grant date. The options are priced using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of our ordinary shares on the grant date, expected stock price volatility, forfeiture rate, risk-free rate and expected price multiple at which employees are likely to exercise stock options. We have used historical data to estimate the forfeiture rate. Expected volatilities are estimated based on the average volatility of comparable companies over a time period commensurate with the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
     In determining the fair value of our ordinary shares in each of the grant dates, we relied in part on valuation reports prepared by an independent appraiser based on data we provided. These valuation reports provided us with guidelines in determining the fair value, but the determination was made by us.
     Determining the fair values of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of the ordinary shares and our operating history and prospects at the time of grant. Therefore, these fair values are inherently uncertain and highly subjective. The assumptions used to derive the fair values of the ordinary shares include:
•	no material changes in the existing political, legal, fiscal and economic conditions in China;
•	no major changes in tax law in China or the tax rates applicable to our subsidiaries in China;
•	no material changes in the exchange rates and interest rates from the presently prevailing rates;
•	availability of finance not a constraint on our future growth;
•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and
•	no material deviation in market conditions from economic forecasts.
     These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.
     We also estimate expected forfeitures and recognize compensation cost only for those share-based awards expected to vest. Amortization of Share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.
Income Taxes
     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating loss in the China fast food industry, tax planning strategy implemented and other tax planning alternatives. As of December 31, 2010, we had deferred tax assets of RMB4.8 million ($0.7 million) generated from net loss carryforward before valuation allowance. We expect many of our restaurants that were put in operation during 2008, 2009 and 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward.
     The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Our tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating its tax positions.
     We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.
Results of Operations
     The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(In thousands)
Revenue—restaurant sales	231,463	494,459	745,939	113,021

	For Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(In thousands)
Costs and expenses:
Restaurant expenses:
Food and paper	115,071	239,357	351,422	53,246
Restaurant wages and related expenses	33,076	76,890	119,052	18,038
Restaurant rent expenses	17,945	38,546	64,284	9,740
Restaurant utilities expenses	13,773	31,073	46,746	7,083
Pre opening expenses	—	—	5,906	895
Other restaurant operating expenses	12,455	28,774	33,106	5,016
Selling, general and administrative expenses	3,955	13,360	32,330	4,898
Depreciation	2,855	10,999	21,288	3,225
Impairment and other lease charges	—	—	2,087	316
Total operating expenses	199,130	438,999	676,221	102,457

Income from operations	32,333	55,460	69,718	10,564

Interest income	1,083	758	3,465	525
Foreign exchange gain (loss)	(1,347)	3	(2,715)	(411)
Other income (loss)	(12)	490	6,893	1,044
Income before income taxes	32,057	56,711	77,361	11,722
Income tax expenses	(5,440)	(11,632)	(14,551)	(2,205)

Net income	26,617	45,079	62,810	9,517
Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Revenues
     Our revenues increased by RMB251.4 million ($38.1 million), or 50.9%, from RMB494.5 million in 2009 to RMB745.9 million ($113.0 million) in 2010. This increase was due to:
•	an RMB24.2 million ($3.7 million) increase in revenues contributed by 43 restaurants opened prior to December 31, 2008;
•	an RMB119.4 million ($18.1 million) increase in revenues contributed by 38 restaurants added during 2009; and
•	an RMB107.8 million ($16.3 million) in revenues contributed by 50 restaurants added in 2010.
     We increased the number of our restaurants from 81 as of December 31, 2009 to 131 as of December 31, 2010.

Food and paper
     Our cost of food and paper increased by 46.8% from RMB239.4 million in 2009 to RMB351.4 million ($53.2 million) in 2010, primarily as a result of the expansion of our restaurant chain. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB221.2 million in 2009 to RMB329.7 million ($50.0 million) in 2010, and an increase of cost associated with paper and other food packaging materials from RMB18.2 million in 2009 to RMB21.7 million ($3.3 million) in 2010. As a percentage of revenues, cost of food and paper decreased from 48.4% in 2009 to 47.1% in 2010.
Restaurant wages and related expenses
     Our restaurant wages and related expenses costs increased by 54.8% from RMB76.9 million in 2009 to RMB119.1 million ($18.0 million) in 2010. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2010 and, to a lesser extent, from share-based compensation expenses of RMB1.5 million and an overall increase in the levels of salaries and other employee benefits in 2010. As a percentage of our revenues, restaurant wages and related expenses increased from 15.6% in 2009 to 16.0% in 2010, primarily due to new restaurants opened in the period as it took time for the new restaurants to ramp up sales while restaurant wages and related expenses were incurred during the ramp-up period.
Restaurant rental expenses
     Restaurant rental expenses increased by 66.8% from RMB38.5 million in 2009 to RMB64.3 million ($9.7 million) in 2010, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rental increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 7.8% in 2009 to 8.6% in 2010, primarily because it took time for the new restaurants opened during the period to ramp up sales.
Restaurant utility expenses
     Restaurant utility expenses increased by 50.4% from RMB31.1 million in 2009 to RMB46.7 million ($7.1 million) in 2010. Restaurant utility expenses were equal to 6.3% of our revenues in both 2009 and 2010.
Pre-opening expenses
     Pre-opening expenses are expenses incurred prior to restaurant opening. Pre-opening expenses were RMB5.9 million ($0.9 million) in 2010. Management started to track these expenses during the third quarter of 2010, prior to which these expenses were recorded in other restaurant operating expenses.

Other restaurant operating expenses
     Other restaurant operating expenses increased by 15.1% from RMB28.8 million in 2009 to RMB33.1 million ($5.0 million) in 2010 (not including pre-opening expenses). As a percentage of revenues, other restaurant operating expenses decreased from 5.8% in 2009 to 4.4% in 2010. Were pre-opening expenses to be included in other restaurant operating expenses as was the case in 2009, other restaurant operating expenses would have been RMB 39.0 million ($5.9 million) in 2010.
Selling, general and administrative expenses
     Selling, general and administrative expenses increased by 142.0% from RMB13.4 million in 2009 to RMB32.3 million ($4.9 million) in 2010. Such increase was primarily due to an increase in the size of our operations, the increase in promotion and marketing expenses and, to a lesser extent, share-based compensation expenses. In particular, we continued to increase our headcount at the corporate headquarters level in 2010 to support our operations and manage our supply chain. As a result, the salaries, wages and other compensation expenses increased. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB4.2 million ($0.6 million) in 2010, as compared to nil in 2009. As a percentage of revenues, our selling, general and administrative expenses increased from 2.7% in 2009 to 4.3% in 2010.
Depreciation
     Depreciation in 2010 amounted to RMB21.3 million ($3.2 million), representing an increase of 93.5% as compared to RMB11.0 million in 2009. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 2.2% in 2009 to 2.9% in 2010.
Impairment and other lease charges
     Impairment and other lease charges are expenses incurred as a result of asset impairment and the closure of a restaurant and the processing facility. Impairment and other lease charges were RMB2.1 million ($0.3 million) in 2010 and nil in 2009, respectively.
Income tax expenses
     Our income tax expenses increased by 25.1% from RMB11.6 million in 2009 to RMB14.6 million ($2.2 million) in 2010. The increase in our income tax expenses was primarily due to the increase in income before taxes. Our effective income tax rate decreased from 20.5% in 2009 to 18.8% in 2010, the higher effective tax rate in 2009 attributable to withholding tax paid on dividends. There were no such dividends paid in 2010.

     Net income
     As a result of the above, our net income increased by 39.3% from RMB45.1 million in 2009 to RMB62.8 million ($9.5 million) in 2010.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues
     Our revenues increased by RMB263.0 million, or 113.6%, from RMB231.5 million in 2008 to RMB494.5 million in 2009. This increase was due to:
•	an RMB8.4 million increase in revenues contributed by 9 restaurants opened prior to December 31, 2007;
•	an RMB130.2 million increase in revenues contributed by 34 restaurants added during 2008; and
•	an RMB124.4 million in revenues contributed by 38 new restaurants added during 2009.
     We increased the number of our restaurants from 43 as of December 31, 2008 to 81 as of December 31, 2009.
Food and paper
     Our costs of food and paper increased by 108.0%, from RMB115.1 million in 2008 to RMB239.4 million in 2009, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average food price increase in China in 2009. The increase in cost of food and paper was attributable to an increase of RMB114.4 million in cost associated with food from RMB106.8 million in 2008 to RMB221.2 million in 2009, or an increase of 107.1%, and an increase of cost associated with paper and other food packaging materials from RMB8.3 million in 2008 to RMB18.2 million in 2009, or an increase of 118.2%. As a percentage of revenue, costs of food and paper decreased from 49.7% in 2008 to 48.4% in 2009.
Restaurant wages and related expenses
     Our restaurant wages and related expenses costs increased by 132.5% from RMB33.1 million in 2008 to RMB76.9 million in 2009. The increase in restaurant wages and related expenses resulted both from an increase in headcount resulting from the additional restaurants opened during the year and, to a lesser extent, from an overall increase in the levels of salaries and other employee benefits. As a percentage of our revenues, restaurant wages and related expenses increased from 14.3% in 2008 to 15.6% in 2009, because it took time for new restaurants to ramp up sales while restaurant wages and related expenses were incurred at a level similar to existing restaurants.
Restaurant rental expenses
     Restaurant rental expenses increased by 114.8% from RMB17.9 million in 2008 to RMB38.5 million in 2009, which increased in line with the growth in our revenues. Restaurant rental expenses were equal to 7.8% of our revenues in both 2008 and 2009.
Restaurant utility expenses
     Restaurant utility expenses increased by 125.6% from RMB13.8 million in 2008 to RMB31.1 million in 2009, mainly due to the increase in the number of restaurants in 2009. As a percentage of revenues, restaurant utility expense increased from 6.0% in 2008 to 6.3% in 2009.
Other restaurant operating expenses
     Other restaurant operating expenses increased by 131.0% from RMB12.5 million in 2008 to RMB28.8 million in 2009. Such increase was primarily due to the increase in pre-opening expenses as a result of the opening of new restaurants, which caused increases in expenses for low-value consumables and other miscellaneous expenses. As a percentage of revenues, other restaurant operating expenses increased from 5.4% in 2008 to 5.8% in 2009.
Selling, general and administrative expenses
     Selling, general and administrative expenses increased by 237.8% from RMB4.0 million in 2008 to RMB13.4 million in 2009. Such increase was primarily due to an increase in the size of our operations. In particular, we increased our headcount at the corporate headquarters level in 2009 to support our operations and manage our supply chain. As a result, the salaries and wages as well as travel cost increased. As a percentage of revenues, our selling, general and administrative expenses increased from 1.7% in 2008 to 2.7% in 2009.
Depreciation
     Depreciation for 2009 amounted to RMB11.0 million, representing an increase of 285.3% as compared to RMB2.9 million in 2008. Such increase in depreciation was primarily attributable to the increase in our total fixture assets as a result of the increase in the number of our restaurants and the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 1.2% in 2008 to 2.2% in 2009.

Income tax expenses
     Our income tax expenses increased by 113.8% from RMB5.4 million in 2008 to RMB11.6 million in 2009, which was in line with the growth in our operating income. Our income tax expenses for 2008 resulted from our income before tax of RMB32.1 million, which was subject to an effective income tax rate of 17.0%, reconciled from the EIT Law tax rate of 25.0% by a tax holiday of 6.5% and the effect of different tax rate of our operating entities operating in other geographic regions amounting to 3.2%, which is offset by, among other items: (i) the net tax effect of non-deductible expenses amounting to 1.0% and (ii) the effect of change in valuation allowance amounting to 0.9%. Our income tax expenses for 2009 resulted from our income before tax of RMB56.7 million, which was subject to an effective income tax rate of 20.5%, reconciled from the EIT Law tax rate of 25.0% by a tax holiday of 11.9% which is offset by, among other items: (i) the effect of change in valuation allowance amounting to 3.0% and (ii) the effect of different tax rate of our operating entities operating in other geographic regions amounting to 2.8%.
Net income
     As a result of the above, our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million in 2009.
Inflation
     Inflation in China affected our results of operations in 2008 and 2010 in the form of rising food prices. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for February 2009, 2010 and 2011 were decrease of 0.7% and increases of 2.1% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as food material, personnel expenses, real estate leasing expenses, travel expenses and office operating expenses, may increase as a result of higher inflation. As of December 31, 2010, cash and cash equivalents accounted for approximately 70.4% of our assets. High inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
Recent Accounting Pronouncements
     In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. Management believes the adoption of ASC 820 does not materially impact us.
     In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S. GAAP do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. Management believes the adoption of ASC 817 will not materially impact us.
     In December 2010, the FASB issued ASU 2010-28, which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350-20-35-30 (these factors are not all-inclusive), whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not a goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early application will not be permitted. Upon adoption (i.e., beginning of the entity’s fiscal year), an entity that has a reporting unit with a zero or negative carrying value must assess, on the basis of current facts and circumstances, whether it is more likely than not that a goodwill impairment exists. If so, the entity must perform step 2 of the goodwill impairment test on the day of adoption and record the impairment charge, if any, as a cumulative-effect adjustment through beginning retained earnings. Management believes the adoption of ASC 350 will not materially impact us.

     On December 21, 2010, the FASB issued ASU 2010-29 to address differences in the ways entities have interpreted ASC 805’s requirements for disclosures about pro forma revenue and earnings in a business combination. The ASU states that “if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.” In addition, the ASU “expand(s) the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.” The ASU is effective prospectively for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Management believes the adoption of ASC 805 will not materially impact us.
     There are no other recent accounting pronouncements that have had or are expected to have a material impact on our consolidated financial statements as of the date of this report.
B. Liquidity and Capital Resources
Cash Flows and Working Capital
     To date, we have financed our operations and expansions primarily through cash flows from operations and proceeds from the issuance and sale of Series A preferred shares to investors and, more recently, the proceeds of our initial public offering in September 2010. As of December 31, 2010, we had RMB612.6 million ($92.8 million) in cash and cash equivalents and we had no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use or have maturities of three months or less.
     We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	(In thousands of RMB)
Net cash provided by operating activities	39,539	72,169	89,798
Net cash used in investing activities	(43,904)	(50,395)	(116,792)
Net cash used in financing activities	(2,436)	(3,454)	571,654
Effect of exchange rate on cash and cash equivalents	(394)	(3)	(2,772)
Net increase (decrease) in cash and cash equivalents	(7,195)	18,317	541,888
Cash and cash equivalents at beginning of the period	59,573	52,378	70,695
Cash and cash equivalents at end of the period	52,378	70,695	612,583

	For the Year Ended December 31,
	2008	2009	2010
	(In thousands of RMB)
Supplemental disclosure of cash flow information:
Payable for purchase of properties and equipment	3,911	13,490	12,317
Income tax paid, net	1,892	9,264	17,762
Payable for offering expenses	—	—	891
Operating Activities
     Net cash provided by operating activities was RMB89.8 million ($13.6 million) in 2010, compared to RMB72.2 million in 2009. The net cash provided by operating activities in 2010 included a net income of RMB62.8 million ($9.5 million), adjusted by non-cash charges from operating activities of RMB27.4 million ($4.2 million), which primarily included depreciation of property and equipment of RMB21.3 million ($3.2 million) and share-based compensation of RMB5.7 million ($0.9 million). Additional major factors that affected operating cash flow in 2010 include the fact that amount due from related parties decreased by RMB8.9 million ($1.4 million) and accrued payroll expenses increased by RMB5.4 million ($0.8 million) in line with the increase in headcount in our restaurant operations.
     Net cash provided by operating activities was RMB72.2 million in 2009, compared to RMB39.5 million in 2008. The net cash provided by operating activities in 2009 included a net income of RMB45.1 million, adjusted by non-cash charges from operating activities of RMB10.3 million, which primarily included depreciation of property and equipment of RMB11.0 million partially offset by deferred income taxes of RMB0.9 million. Additional major factors that affected operating cash flow in 2009 include: (i) accounts payable increased by RMB18.8 million due to the substantial increase in our procurement volume in food and other supply; (ii) inventories increased by RMB8.4 million in line with our revenues growth; (iii) accrued payroll increased by RMB5.1 million in line with our increase in headcount in our restaurant operations; and (iv) accrued expenses and other current liability increased by RMB4.0 million in line with the growth of our operations.
     The net cash provided by operating activities in 2008 included a net income of RMB26.6 million, adjusted by non-cash charges from operating activities of RMB2.3 million, which primarily included depreciation of property and equipment of RMB2.9 million partially offset by deferred income taxes of RMB0.6 million. Additional major factors that affected operating cash flow in 2008 included: (i) accounts payable increased by RMB12.5 million due to the substantial increase in our procurement volume in food and other supply; (ii) due from related parties increased by RMB9.6 million; (iii) accrued expenses and other current liability increased by RMB11.7 million primarily due to the increase of RMB5.6 million in business tax accrual, and RMB2.0 million in security deposits; (iv) inventories increased by RMB6.1 million in line with our revenues growth; and (v) accrued payroll increased by RMB4.8 million in line with our increase in headcount in our restaurant operations.

Investing Activities
     Net cash used in investing activities increased to RMB116.8 million ($17.7 million) in 2010 from RMB50.4 million in 2009. Net cash used in investing activities in 2010 represented the restaurant and office space capital expenditures to acquire equipment, real properties for restaurant operations and office space and to renovate existing or planned new restaurants.
     Net cash used in investing activities increased to RMB50.4 million in 2009 from RMB43.9 million in 2008. Net cash used in investing activities in 2009 resulted from (i) the restaurant and office space capital expenditures of RMB45.8 million to acquire real properties for restaurant operations and to renovate the new restaurants we opened in the period; and (ii) payments for the purchase of restaurant equipment in an amount of RMB4.6 million.
     Net cash used in investing activities in 2008 resulted from (i) the restaurant and office space capital expenditures we made in the amount of RMB40.7 million to acquire real properties for restaurant operation and office space, and to renovate the new restaurants we opened in the period; (ii) payments for the purchase of restaurant equipment in an amount of RMB3.2 million.
Financing Activities
     Net cash provided by financing activities was RMB571.7 million ($86.6 million) in 2010, compared to net cash used in financing activities of RMB3.5 million in 2009. Net cash provided by financing activities in 2010 resulted from Net IPO proceeds of RMB572.8 million ($86.8 million) and proceeds from early exercise of employee stock options in an amount of RMB2.8 million ($0.4 million), partially offset by dividends of RMB3.9 million ($0.6 million) paid to Series A preferred shareholders in the period declared in 2009. Net cash used in financing activities was RMB3.5 million in 2009, compared to RMB2.4 million in 2008. Net cash used in financing activities in both 2008 and 2009 was the result of the distribution to our founders of retained earnings of the nine restaurants owned by our founders.
Capital Expenditures
     We made capital expenditures of RMB43.9 million, RMB50.4 million and RMB116.8 million ($17.7 million) in 2008, 2009 and 2010, respectively, representing 19.0%, 10.2% and 15.7% of our total revenues in each of these periods, respectively. Our capital expenditures were made primarily to renovate restaurants, purchase restaurant equipment and strategically purchase selected real property. Our capital expenditures have been primarily funded by net cash provided from cash generated by our operations, and to a lesser degree, from our financing activities.

     We expect our capital expenditures to be approximately RMB150 million ($22.7 million) in 2011. Our capital expenditures in 2011 will be used primarily to open new restaurants. We expect to incur a total of approximately RMB100 million ($15.2 million) in capital expenditures in connection with the leasehold improvements and investments in equipment in relation to the opening of between 65 and 75 new restaurants in 2010. The remaining capital expenditures in 2011 will be made to purchase selected real properties for our national sauce package production facility and the central kitchen for Chongqing.
C. Research and Development
     We do not have significant research and development policies and expenditures. For general information about our product development, see “Item 4.B. Business Overview—Our Food—Product Development.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions
E. Off-Balance Sheet Arrangements
     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by December 31,
	Total	2011	2012	2013	2014	2015	Thereafter
	(In thousands of RMB)
Operating lease obligations	430,455	70,319	68,222	64,228	60,302	52,851	114,533
G. Safe Harbor
     See “Forward Looking Statements” on page 4 of this annual report.

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hong Li	43	Chairman of the Board of Directors and Chief Executive Officer
Xingqiang Zhang	45	Director
Tim T. Gong	47	Director
Steve Yue Ji	39	Director
Chao Sun	34	Director, Chief Operating Officer
Li-Lan Cheng	46	Independent Director
May Wu	43	Independent Director
Caimin Zhong	42	Independent Director
Roy Shengwen Rong	42	Chief Financial Officer
Shengshun Li	34	Vice President for Corporate Development & Logistics
Cheng Xiao	36	Vice President for Product Development
     Hong Li is one of our founders and has served as our chairman and chief executive officer since our inception. Ms. Li has been instrumental to the development and success of our business. From 1996 to August 2007, Ms. Li established and operated nine restaurants which are now part of our consolidated group. Ms. Li is primarily responsible for our overall management, major decision-making, strategic planning including marketing and investment planning, development and visions. From 1992 to 1996, Ms. Li served as the manager of an international quick service restaurant chain in Chongqing. Ms. Li studied cooking technique in Chongqing Business and Technology College from 1984 to 1986 and received a degree in cooking technique from Chongqing Business and Technology College in 1986, a degree in Chinese languages from Sichuan Normal University in 1988 and an executive MBA workshop certificate from Beijing University in 2007. Ms. Li is the wife of Mr. Xingqiang Zhang, our co-founder and director.
     Xingqiang Zhang is one of our founders and has served as one of our directors since our inception. From 1996 to August 2007, Mr. Zhang, together with Hong Li, established and operated nine restaurants which are now part of our consolidated group. Mr. Zhang has valuable experience and knowledge in terms of the daily operations of quick service chain restaurants, which contributed greatly to our successful development. From 1992 to 1995, Mr. Zhang served as the manager of two international quick service restaurant chains in Chongqing. Mr. Zhang received a bachelor’s degree in economics from Nankai University in 1988. Mr. Zhang is the husband of Ms. Hong Li, our co-founder, chairman and chief executive officer.

     Tim T. Gong has served as our director since September 2007. Mr. Gong joined SIG China Investments One, Ltd. in January 2006 and now leads a group that invests in companies operating mainly in China. Mr. Gong has over a decade of experience in terms of managing and overseeing the management and development of various companies. Prior to joining SIG China Investments One, Ltd., Mr. Gong was a managing partner of PreIPO Capital from 2003 to 2005, serving as a merchant banker and angel investor for many start-ups. From 1999 to 2002, Mr. Gong founded and served as the president of Hotvoice Communications International, a Silicon Valley venture capital backed company that was considered to be an early runner in VoIP, IM and UMS technologies. From 1996 to 1999, he was the general manager of StarCom Products Inc. and also served as a senior management consultant for UT StarCom. Mr. Gong received a bachelor’s degree in applied physics from Shanghai Jiao Tong University in 1984 and a Ph.D. degree in Electrical Engineering from Princeton University in 1991.
     Steve Yue Ji has served as our director since September 2007. From 2005 to now, Mr. Ji has served as a managing director of Sequoia Capital China. Prior to joining Sequoia, Mr. Ji worked at Walden International, Vertex Management, and CIV Venture Capital, where he contributed to investments in numerous wirelesses, internet and semiconductor companies in China. From 1995 to 1998, Mr. Ji held various managerial roles at Seagate Technology China. Mr. Ji received a bachelor’s degree in engineering from Nanjing University of Aeronautics & Astronautics in 1995 and an MBA degree from China Europe International Business School in 1999.
     Chao Sun has served as our chief operating officer since our inception, has served as our director since September 2007. His primary responsibilities currently include supervising market development, overall operations and daily management of our group operations. From 2003 to 2006, Mr. Sun worked for our founders to manage restaurants which are now part of our consolidated group. From 2002 to 2003, Mr. Sun served as the restaurant manager of Dicos, a Chinese fried chicken restaurant chain, in Chongqing. From 1998 to 2000, he was an employee training manager for KFC in Chengdu. Mr. Sun received an associate degree in computer management from Sichuan University in 1999.
     Li-Lan Cheng has served as our independent director since September 2010. Mr. Cheng has served as the chief financial officer of E-House (China) Holdings Limited, a real estate service company based in China and listed on the New York Stock Exchange, since November 2006. From 2005 to 2006, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate Internet company in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng received a bachelor’s degree in economics from Swarthmore College in 1989 and a Ph.D. degree in economics from the Massachusetts Institute of Technology in 1995. Mr. Cheng is a chartered financial analyst (CFA).
     May Wu has served as our independent director since October 27, 2010. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the Nasdaq Global Market, since April 2010. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. She has served as an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a real estate service company based in China and listed on the New York Stock Exchange, since August 2008. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, and was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management, where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.
     Caimin Zhong has served as our independent director since October 27, 2010. Mr. Zhong has been a professor teaching MBA and Executive MBA courses at the Tsinghua University School of Continuing Education since 2005. In 2003, Mr. Zhong founded Beijing Huangjihuang Food Management Co., Ltd., where he served as general manager until 2005. From 1999 to 2003, Mr. Zhong served as the head of training and operation development in north Asia for McDonald’s China Development Company. Mr. Zhong received a bachelor’s degree in veterinary science from Beijing Agriculture University in 1990.
     Roy Shengwen Rong has served as our chief financial officer since April 2010. Prior to joining us, he was the chief financial officer of two privately held education companies in China since April 2008. From 2000 to 2008, Mr. Rong held multiple financial management positions at Google, Inc., Solectron Corp., and Siebel Systems, Inc. Mr. Rong obtained a bachelor’s degree from Renmin University of China in 1991, a master’s degree in professional accountancy from West Virginia University in 1996 and an MBA degree from the Booth School of Business at the University of Chicago in 2000. Mr. Rong is qualified as U.S. Certified Public Accountant.
     Shengshun Li has served as our vice president for corporate development and logistics since August 2009. Mr. Li is primarily responsible for the formulation and implementation of our operational strategies, division of functions and responsibilities among various departments as well as reviewing and analyzing operation reports, and has been instrumental in helping us smooth our process of rapid expansion. Prior to joining us, Mr. Li served as the manager trainee of Xiamen Zhenli Food Co., Ltd. from 2000 to 2001. Mr. Li received an associate degree in economics and management from Chongqing Municipal Party College in 2010. Mr. Li and our chairman, Ms. Hong Li, are not related.
     Cheng Xiao has served as our vice president for product development since our inception. Before September 2007, he had been assisting our founders in building up and operating the CSC restaurants which are now part of our consolidated group. Mr. Xiao’s primarily responsibilities include conducting extensive research regarding customer tastes and popular trends in the food services industry and overseeing the development of new and updated menu items to reflect changing tastes and trends. Mr. Xiao has invaluable experience as a composer of popular dishes and has insight into the needs and preferences of our customers, and has been instrumental to our success in developing a menu filled with customer favorites. Prior to joining us, Mr. Xiao was the executive chef of Chongqing Wudu Hotel from 2002 to 2005. Mr. Xiao began taking courses in Chongqing Normal University in September 2009 to obtain a bachelor’s degree in Human Resources.
B. Compensation
     In 2010, our aggregate payments of cash to directors and executive officers was approximately RMB1.5 million ($0.2 million). In 2010, our then-directors and executive officers received options and restricted shares under our 2009 share incentive plan.
Share Incentive Plan
     In December 2009, we adopted the 2009 share incentive plan to attract and retain valued personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 7,720,000 ordinary shares pursuant to awards granted under our plan. As of April 1, 2011, options to purchase a total of 4,397,544 of our ordinary shares as well as 413,750 restricted shares are outstanding.
     The following paragraphs summarize the terms of our 2009 share incentive plan.
     Plan Administration. The plan will be administered by a committee of one or more directors to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. The committee will determine the provisions and terms and conditions of each award grant.
     Award Agreement. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.
     Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.
     Eligibility. We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest, as determined by our plan administrator. Awards other than Incentive Share Options may be granted to our employees, directors and consultants. Incentive Share Options may be granted only to employees of our company or a parent or a subsidiary of our company.
     Term of the Options. The term of each award grant shall be determined by our plan administrator, provided that the term shall not exceed 10 years from the date of the grant.
     Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Options granted under our 2009 share incentive plan are subject to vesting schedules between four to five years. For restricted shares granted under our 2009 share incentive plan, we have the right to repurchase the restricted shares until vested, and 25% of the restricted shares will vest one year following the grant date and the remaining 75% of the restricted shares will vest in 36 equal installments over the next three years.
     Transfer Restrictions. Except as otherwise provided by our plan administrator, award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons related to the participant.
     Corporate Transactions. Except as may provided otherwise in an individual award agreement or any other written agreement entered into by a participant and us, in the event of a change-of-control or other corporate transactions, our plan administrator may determine to provide for one or more of the following: (i) each award outstanding under the plan to terminate at a specific time in the future and give each participant the right to exercise the vested portion of the awards during a period of time as determined by our plan administrator; or (ii) termination of any award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of the awards; or (iii) the replacement of such award with other rights or property selected by the our plan administrator or the assumption of or substitution of such award by the successor or a parent or subsidiary of such company, with appropriate adjustments; or (iv) payment of award in cash based on the value of shares on the date of the corporate transaction plus reasonable interest on the award.
     Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that any amendment that increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.
     Early Exercise. The options contain an early exercise feature, pursuant to which the grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercise options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. As of April 1, 2011, we have issued a net of 161,750 ordinary shares upon early exercise of stock options and recorded the proceeds received as a liability which will be reversed when such non-vested restrictive shares vest.
     The following table summarizes, as of April 1, 2011, the options and restricted shares granted to our executive officers, director and to other individuals as a group:

	Ordinary Shares	Restricted
Name	Underlying Options	Shares	Exercise Price	Date of Grant
Li-Lan Cheng	*	—	$3.08	July 30, 2010
May Wu	*	—	$4.13	September 27, 2010
Caimin Zhong	*	—	$4.13	September 27, 2010
Roy Shengwen Rong	*	—	$2.50	May 20, 2010
Roy Shengwen Rong	—	*	—	May 20, 2010
Shengshun Li	*	—	$1.00	January 1, 2010
Shengshun Li	*	—	$5.38	January 25, 2011
Shengshun Li	—	*	—	February 25, 2011
Cheng Xiao	*	—	$1.00	January 1, 2010
Chao Sun	*	—	$1.00	January 1, 2010
Chao Sun	*	—	$5.38	January 25, 2011
Other individuals as a group	3,618,000	—	$1.00	January 1, July 9, and August 23, 2010
Other individuals as a group	745,000	—	$5.38	January 25, 2011
Other individuals as a group	—	12,000	—	February 24, 2011

Total	5,320,000	304,000

C. Board Practices
Composition of Board of Directors
     Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided the nature of the interest is disclosed prior to its consideration. Subject to our Memorandum and Articles of

Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We intend to have a majority of independent directors serving on our board of directors by September 28, 2011.
Code of Business Conduct and Ethics
     Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.
Duties of Directors
     Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among other things:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	subject to our Memorandum and Articles of Association, exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
     Our officers are elected by, and serve at the discretion of, the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office in accordance with our Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or becomes of unsound mind.
Committees of the Board of Directors
Audit Committee
     Our audit committee consists of Mr. Li-Lan Cheng, Ms. May Wu and Mr. Caimin Zhong, and is chaired by Mr. Li-Lan Cheng. Mr. Li-Lan Cheng and Ms. May Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Mr. Li-Lan Cheng qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee
     Our compensation committee consists of Mr. Tim T. Gong, Mr. Li-Lan Cheng and Mr. Caimin Zhong, and is chaired by Mr. Tim T. Gong. Mr. Cheng and Mr. Zhong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of Mr. Steve Yue Ji, Mr. Li-Lan Cheng and Ms. May Wu, and is chaired by Mr. Steve Yue Ji. Mr. Cheng and Ms. Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the committees of the board of directors;

•	advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Interested Transactions
     A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.
Remuneration and Borrowing
     The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to our Second Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
Qualification
     There is no shareholding qualification for directors.
Employment Agreements
     We have entered into an employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. The term of employment for each of our executive officers, as stated under their respective existing employment agreements, is from April 2010 to April 2013 and will be automatically extended for successive one-year terms unless either we or the executive officer gives prior written notice to terminate. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. The executive office may resign at any time if such resignation is approved by the board of directors or an alternative arrangement with respect to the employment is agreed by the board of directors.
     Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or any of our trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.
     Each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for two years following the termination of such employment agreement. Specifically, each executive officer has agreed not to (1) assume employment with, or provide services as a director for, any of our competitors who operate in a restricted area; (2) solicit or seek any business orders from our customers; or (3) seek, directly or indirectly, to solicit the services of any of our employees.
D. Employees
     We had a total of 2,524, 4,579 and 5,456 full time employees as of December 31, 2008, 2009 and 2010. The following table sets forth the numbers of our employees categorized by their respective functions as of December 31, 2010:

Number of
Types of Employees	Employees
Management and Corporate-level Staff	498
Cooks	1,101
Restaurant Staff	3,857
Total	5,456 (1)

(1)	Includes 4,958 employees that are hired through, and maintain employment contracts with a third-party human resource service provider.
     As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under relevant PRC laws to make contributions to employee benefit plans at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments from time to time.
     We seek to hire motivated and customer service-oriented managerial and other employees, preferably with background and experience in the restaurant and service industries. We source potential management candidates through hiring agents as well as newspaper advertisements and website postings.

     We believe we maintain a good working relationship with our employees, and we have not experienced any major labor disputes or any difficulty in recruiting staff for our operations.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 1, 2011, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
     The calculations in the table below is based on 103,476,906 ordinary shares outstanding as of April 1, 2011.
     Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Hong Li (1)	53,200,000	51.41
Xingqiang Zhang (1)	53,200,000	51.41
Tim T. Gong (2)	12,000,000	11.60
Steven Yue Ji (3)	12,000,000	11.60
Chao Sun	*	*
Li-Lan Cheng	—	—
May Wu	—	—
Caimin Zhong	—	—
Roy Shengwen Rong (4)	*	*
Shengshun Li	*	*
Cheng Xiao	*	*
All directors and executive officers as a group	77,353,750	74.75
Principal Shareholders:
Regal Fair Holdings Limited (1)	53,200,000	51.41
Sequoia Capital China II, L.P. and affiliated funds (3)	12,000,000	11.60
SIG China Investments One, Ltd. (2)	12,000,000	11.60

*	Less than 1%.

(1)	Consists of 53,200,000 ordinary shares held by Regal Fair Holdings Limited, a British Virgin Islands company. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and

Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The registered address of Regal Fair Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Ms. Li and Mr. Zhang are husband and wife. The business address for Ms. Li and Mr. Zhang is 18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China.

(2)	Consists of ordinary shares issuable upon conversion of 12,000,000 Series A preferred shares held by SIG China Investments One Ltd. SIG Asia Investment, LLLP, the authorized agent of SIG China Investments One, Ltd., has the discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Mr. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed as having investment discretion and voting power over the shares held by SIG China Investments One, Ltd. Messrs. Dantchik and Gong each disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. The business address for Mr. Gong and SIG China Investments One Ltd. is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

(3)	Consists of ordinary shares issuable upon conversion of (i) 10,059,600 Series A preferred shares held by Sequoia Capital China II, L.P., (ii) 250,800 Series A preferred shares held by Sequoia Capital China Partners Fund II, L.P., and (iii) 1,689,600 Series A preferred shares held by Sequoia Capital China Principals Fund II, L.P. Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The general partner of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Ji is a managing director of Sequoia Capital China. Messrs. Shen and Ji each disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai, China.

(4)	The business address for Messrs. Sun, Rong, Li and Xiao is 18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China.
     None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
     Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”
B. Related Party Transactions
Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel
     Our founders, Ms. Hong Li and Mr. Xingqiang Zhang, owned and operated nine restaurants prior to the establishment of CSC Cayman. Since the establishment of CSC China in September 2007, these nine restaurants have been directly operated by us. We purchased the operating assets of these nine restaurants in a series of transactions from our founders in

2008 and 2009 for an aggregated price of RMB3.4 million. As these nine restaurants were under the common control of our founders, we consolidated the results of operations of these nine restaurants in our financial statements throughout the periods presented in our financial statements.
     In 2009, we purchased food ingredients in the amounts of RMB3.3 million from Mr. Dehong Chen, one of our shareholders. As of December 31, 2010, we had no outstanding cash balance due to Mr. Chen.
     In 2009 and 2010, we leased certain properties from Ms. Hong Li, our chairman and chief executive officer, and Mr. Xingqiang Zhang, one of our directors, for RMB1.5 million and RMB1.0 million, respectively. These properties were used for office space and restaurant operations. As of December 31, 2010, we had no material cash balance due to Ms. Li or Mr. Zhang in relation to these leases.
     In 2009, we purchased commercial property from Mr. Xingqiang Zhang in the amount of RMB12.0 million. The purchased property is now used for office space and restaurant operations. As of December 31, 2010, we had no outstanding cash balance due to Mr. Zhang in relation to the purchase of commercial property.
     In 2009, we purchased restaurant operating assets from 8 restaurants that were owned and operated by self-employed owners who were not affiliated with us at the time. We purchased operating assets for some of these restaurants from Chen Dehong, Li Wenge, Du Jing and Du Qiurong, who became our shareholders as a part of these transactions. Before such purchases were completed, we provided employee training services for such restaurants, the cost of which were to be reimbursed to us by the respective owners of these restaurants. In 2009, we earned a total RMB1.0 million with respect to the reimbursement of such employee training costs to which we are entitled. Such balances are unsecured and interest free and have no fixed repayment terms.
     Due to the limited banking services to corporate accounts over weekends and public holidays in China, we have historically utilized certain transitional personal bank accounts held by certain employees designated by us, for over-the-weekend or public holiday deposits. As of December 31, 2009, we had a cash balance of RMB2.6 million due from related parties, representing the restaurant operating cash held in these personal bank accounts. There were no outstanding balances as of December 31, 2010.
Share Incentives
     Option Grants. We have granted options and restricted shares to certain of our directors, officers, employees and consultants. As of April 1, 2011, options to purchase an aggregate of 4,397,544 ordinary shares and 413,750 restricted shares of our company were outstanding.

     See “Management—Share Incentive Plan” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.
     Our audit committee reviews and approve all related party transactions on an ongoing basis. See “Item 6C—Board Practices—Committees of the Board of Directors—Audit committee.”
     Our code of business conduct and ethics provides for mechanisms to avoid conflicts between the personal interests of our directors and officers and our company’s interests. See “Item 6C—Board Practices—Code of Business Conduct and Ethics” for more details.
Private Placement
     In September 2007, we issued as part of a private placement transaction an aggregate of 24,000,000 Series A preferred shares at a total price of $13,000,000 at $0.541667 per share to SIG China Investments One, Ltd. and Sequoia Capital China Growth Fund II, L.P.
C. Interests of Experts and Counsel
     Not applicable.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
     See “Item 18. Financial Statements.”
Legal Proceedings
     From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of business.
Dividend Policy
     We have no present plan to declare and pay any dividends on our ordinary shares or ADSs for the foreseeable future. We currently intend to retain our available funds and any earnings for the foreseeable future to operate and expand our business.
     We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us; for example, PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standard and regulations. For further details of such restrictions, see “Item 4 D - Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”
     Subject to our Memorandum and Articles of Association and applicable laws, our board of directors has complete discretion as to whether to declare a distribution of dividends to shareholders. Even if our board of directors decides to recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D.—American Depositary Shares.” Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
     Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing
A. Offering and Listing Details
     See “—C. Markets” and “Item 12.D.—American Depositary Shares.”
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing four ordinary shares, have been listed on the New York Stock Exchange since September 28, 2010 and trade under the symbol “CCSC.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010	$34.96	$21.76

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010	$34.96	$21.76
First Fiscal of 2011	$24.97	$15.97
Monthly Highs and Lows
October 2010	$34.96	$25.75
November 2010	$31.40	$21.97
December 2010	$26.70	$21.76
January 2011	$24.97	$21.51
February 2011	$24.13	$21.28
March 2011	$21.33	$15.97
April 2011 (through April 19 2011)	$17.99	$16.50
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.

Item 10.	Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to below as the Companies Law.
     The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects

     The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.
Board of Directors
     See “Item 6.C. Board Practices—Board of Directors.”
Ordinary Shares
General
     All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
Dividend Rights
     The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights
     Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.
     A quorum required for a meeting of shareholders consists of at least two shareholders holding not less than an aggregate of one-tenth of all voting share capital of our company in issue present in person or by proxy and entitled to vote. Although not required to do so by the Companies Law or our Second Amended and Restated Memorandum and Articles of Association, we will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the New York Stock Exchange. In addition, an extraordinary meeting of shareholders may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our share capital as at that date carries the right of voting at general meeting of our company. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.
     An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting,

while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or amendments to our memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares which have not been taken or agreed to be taken by any person.
Transfer of Shares
     Subject to the restrictions of our Second Amended and Restated Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.
     Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares transferred are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.
     If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days.
Liquidation
     On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares
     Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by our shareholders by special resolution.
Variations of Rights of Shares
     All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records
     Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
     See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Foreign Exchange.”
E. Taxation
     The following discussion of the material Cayman Islands, PRC and United States federal tax consequences of an investment in the ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws.
Cayman Islands
     We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Hong Kong
     Our subsidiary in Hong Kong, CSC Hong Kong, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. CSC Hong Kong had no assessable profits during the years ended December 31, 2007, 2008, 2009 and 2010, and accordingly we have made no provision for its income tax.
PRC
     Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.
     Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiaries in China are generally subject to enterprise income tax at a statutory rate of 25%, with one exception—Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, enjoys a preferential enterprise income tax rate at 15% from 2008 through 2010 due to an approval it received from the local tax authority in Chongqing.
     Under the EIT Law, dividends from our PRC companies to their immediate holding company out of China that are attributable to profits earned on or after January 1, 2008 are subject to a 10% withholding tax, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax applicable to a Hong Kong holding company is currently 5% if the Hong Kong holding company directly owns no less than a 25% stake in a Chinese foreign-invested enterprise due to the arrangement for avoidance of double taxation between mainland China and Hong Kong.
     Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs or ordinary shares may be subject to taxes under PRC tax laws, if we are classified as a Chinese ‘resident enterprise.’”
Material United States Federal Income Tax Considerations
     The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder described below that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon applicable provisions of the Internal Revenue Code of 1986, as amended, (the “U.S. Tax Code”) Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.
General
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

     If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, each U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.
     For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.
Passive Foreign Investment Company Considerations
     A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, passive income means any income which would be foreign personal holding company income under the U.S. Tax Code, including, without limitation, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash is categorized as a passive asset and our unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     Based on our current income and assets and projections as to the value of our assets based on the market value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. If our market capitalization declines, we may be classified as a PFIC for the current or one or more future taxable years. The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
     Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply for such taxable year and will apply in future years even if we cease to be a PFIC in subsequent years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.
     The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for 2010 or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”
Dividends
     Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States.
     The U.S. Treasury Department has determined that the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, or the Treaty, meets the requirements described above. Our ADSs are listed on the New York Stock Exchange and we believe that we are a qualified foreign corporation for United States federal income tax purposes because the ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Therefore, we believe that we will qualify for the benefits under the Treaty and that we are not currently and are not likely to become in the near future, a PFIC. However, the eligibility requirements for foreign corporations are technical and uncertain and therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in their particular circumstances.
     In the event that we are deemed to be a PRC resident enterprise under the EIT Law, we believe that we would be eligible for benefits under the Treaty. See “—Chinese

Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Each U.S. Holder is urged to consult its tax advisors regarding the availability under the Treaty of a reduced tax rate on dividends, which depending on the U.S. Holder’s particular circumstances, would be no higher than 10%. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the U.S. Tax Code.
     Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. Depending on its particular circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition of ADSs or Ordinary Shares
     Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if our ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law and gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, such gain will be treated as PRC source gain for foreign tax credit purposes under the Treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder generally will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. For taxable years beginning before January 1, 2013, net long-term capital gains of non-corporate U.S. Holders currently are eligible for a maximum United States federal tax rate of 15%. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
     If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules the:
•	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;
•	amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;
•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and
•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.
     If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.
     As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC is permitted to make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs are, as expected, listed on the New York Stock Exchange and that our ADSs are regularly traded. We anticipate that our ADSs will qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
     Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
     Under the U.S. Tax Code, if it were available, a qualified electing fund election, or a “QEF election,” could also ameliorate certain of the tax consequences referred to above. However, because we do not expect to make available the information necessary for U.S. Holders to report income and gain in a manner consistent with the requirements for the QEF election, U.S. Holders will not be able to make a valid QEF election with respect to us or our Subsidiaries.
     If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.
Information Reporting and Backup Withholding
     Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of the ADSs or ordinary shares, unless such ADSs were held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.
     In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. We will make, or cause to be made, all withholdings to the extent required by applicable law. Each U.S. Holder is urged to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our ordinary shares represented by ADSs.
     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
     Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2009, substantially all of our cash and cash equivalent was held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
Foreign Exchange Risk
     Our financial statements are expressed in RMB, which is our reporting currency. CSC China and its seven subsidiaries determine their functional currency to be RMB, while CSC Cayman and CSC Hong Kong determine their functional currency to be the U.S. dollars. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements and initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs will be traded in U.S. dollars.
     The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
     To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Item 12.	Description of Securities Other than Equity Securities
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares
Fees and Charges
     As an ADS holder, you will be required to pay the following service fees to the depositary:

Service		Fees
•	Issuance of ADSs	Up to U.S. 5¢ per ADS issued
•	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
•	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•	Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
•	Transfer of ADRs	U.S. $1.50 per certificate presented for transfer
     As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:
•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands ( i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;
•	expenses for cable, telex and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities ( i.e., when ordinary shares are deposited or withdrawn from deposit); and
•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
     Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
     The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash ( i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
     In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
     Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
     The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as our company and the Depositary may agree from time to time.

     From September 2010 to March 31, 2011 we received a reimbursement of $747,500, with no taxes withheld, from the depositary for investor relations expenses and other program related expenses, in connection with the ADR facility.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
     None. See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.
     Based upon that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
     During 2010, to address the material weakness and control deficiencies identified by our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2009:

•	we implemented policies and systems to prevent internal transfer of inventory among individual restaurants;
•	we reduced the number of related party transactions and established policies and systems governing related party transactions and the proper recording of such transactions;
•	we implemented a new POS system and revised existing internal policies regarding fixed assets; and
•	we hired new financial personnel increased training regarding U.S. GAAP.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
     Our board of directors has determined that Mr. Li-Lan Cheng, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended) qualifies as an “audit committee financial expert.”

Item 16B.	Code of Ethics
     Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. We have posted a copy of our code of business conduct and ethics on our website at http://ir.csc100.com.

Item 16C.	Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

	2009	2010
Audit fees (1)	304	5,504
Audit-related fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2009 and 2010, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
     All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee. Our audit committee has adopted a combination of two approaches in pre-approving proposed services: general pre-approval and specific pre-approval. With general approval, proposed services are pre-approved without consideration of specific case-by-case services; with specific approval, proposed services require the specific pre-approval of the audit committee. Unless a type of service has received general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.
     All requests or applications for services to be provided by our independent auditors that do not require specific approval by our audit committee will be submitted to our chief financial officer and must include a detailed description of the services to be rendered. The chief financial officer will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services. Requests or applications to provide services that require specific approval by our audit committee will be submitted to the audit committee by both our independent auditors and our chief financial officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
     Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.

Item 16F.	Change in Registrant’s Certifying Accountant
     Not applicable.

Item 16G.	Corporate Governance
     Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

PART III

Item 17.	Financial Statements
     We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
     The consolidated financial statements of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-169248) furnished to the Securities and Exchange Commission on September 7, 2010)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-169248) filed with the Securities and Exchange Commission on September 14, 2010)

2.2*	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-169248) filed with the Securities and Exchange Commission on September 14, 2010)

4.1	2009 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-169248) furnished to the Securities and Exchange Commission on September 7, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-169248) furnished to the Securities and Exchange Commission on September 7, 2010)

4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333- 169248) furnished to the Securities and Exchange Commission on September 7, 2010)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169248) filed with the Securities and Exchange Commission on September 7, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Deloitte Touche Tohmatsu, CPA Ltd.

*	Filed herewith

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Country Style Cooking Restaurant Chain Co., Ltd.
By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Chairman and Chief Executive Officer

Date: April 20 , 2011

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Country Style Cooking Restaurant Chain Co., Ltd.
     We have audited the accompanying consolidated balance sheets of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income, and cash flows for each of three years ended December 31, 2010 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.
     Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 20, 2011

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2010

	December 31
	2009	2010	2010
	(In thousands of RMB except		US$ 000’s
	share and per share amounts)		(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	70,695	612,583	92,816
Due from related parties	9,012	100	15
Inventories	14,929	24,951	3,780
Prepaid rent	3,857	6,569	995
Prepaid expenses and other current assets	6,902	16,889	2,559
Deferred income taxes—current	518	639	97

Total current assets	105,913	661,731	100,262
Property and equipment, net	95,961	188,699	28,591
Goodwill	6,286	6,286	952
Deferred income taxes—non current	959	3,067	465
Deposits for leases	5,949	10,020	1,518

Total assets	215,068	869,803	131,788

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	31,306	34,204	5,182
Deferred revenue	1,257	2,824	428
Due to related parties	11,031	560	85
Accrued payroll	9,889	15,292	2,317
Income taxes payable	7,691	6,526	989
Dividend payable	3,946	—	—
Other current liabilities	17,073	31,013	4,697

Total current liabilities	82,193	90,419	13,698

Deferred rent—non current	5,108	8,871	1,344
Prepaid subscription	—	678	103
Advance receipts from depositary bank	—	3,743	567

Total liabilities	87,301	103,711	15,712

Mezzanine equity:
Series A convertible preferred shares, par value $0.001, 24,000,000 shares issued and outstanding as of December 31, 2009	96,949	—	—
Equity:
Ordinary shares, par value $0.001, 96,000,000 and 1,000,000,000 shares authorized as of December 31, 2009 and 2010, respectively, 56,000,000 and 103,080,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively	420	736	112
Additional paid in capital	5,866	682,577	103,421
Retained earnings	26,572	89,382	13,543
Accumulated other comprehensive loss	(2,040)	(6,603)	(1,000)

Total equity	30,818	766,092	116,076

Total liabilities, mezzanine equity and equity	215,068	869,803	131,788

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010	2010
	(In thousands of RMB except			US$ 000’s
	share and per share amounts)			(Note 2)
Revenue — restaurant sales	231,463	494,459	745,939	113,021
Costs and expenses:
Restaurant expenses:
Food and paper	115,071	239,357	351,422	53,246
Restaurant wages and related expenses	33,076	76,890	119,052	18,038
Restaurant rent expense	17,945	38,546	64,284	9,740
Restaurant utilities expense	13,773	31,073	46,746	7,083
Pre-opening expenses	—	—	5,906	895
Other restaurant operating expenses	12,455	28,774	33,106	5,016
Selling, general and administrative	3,955	13,360	32,330	4,898
Depreciation	2,855	10,999	21,288	3,225
Impairment and other lease charges	—	—	2,087	316

Total operating expenses	199,130	438,999	676,221	102,457

Income from operations	32,333	55,460	69,718	10,564
Interest income	1,083	758	3,465	525
Foreign exchange gain (loss)	(1,347)	3	(2,715)	(411)
Other income (loss)	(12)	490	6,893	1,044

Income before income taxes	32,057	56,711	77,361	11,722
Income tax expenses	(5,440)	(11,632)	(14,551)	(2,205)

Net income	26,617	45,079	62,810	9,517
Dividend on Series A convertible preferred shares	—	(3,946)	—	—
Distribution to Founders	(2,436)	(3,454)	—	—

Net income attributable to ordinary shareholders	24,181	37,679	62,810	9,517

Basic net income per share	0.30	0.47	0.73	0.11

Diluted net income per share	0.30	0.47	0.71	0.11

Basic weighted average ordinary shares outstanding	56,000,000	56,000,000	68,124,712	68,124,712

Diluted weighted average ordinary shares outstanding	80,000,000	80,000,000	70,503,794	70,503,794

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

				Retained	Accumulated
			Additional	Earnings	Other
	Ordinary Shares		Paid in	(Accumulated	Comprehensive	Total Equity	Comprehensive
	Shares	Amount	Capital	Deficit)	Loss	(Deficit)	Income
	(In thousands of RMB except share amounts)
Balance at January 1, 2008	56,000,000	420	5,866	(35,288)	(1,643)	(30,645)
Net income	—	—	—	26,617	—	26,617	26,617
Distribution to Founders	—	—	—	(2,436)	—	(2,436)
Foreign currency translation adjustments	—	—	—	—	(394)	(394)	(394)

Balance at December 31, 2008	56,000,000	420	5,866	(11,107)	(2,037)	(6,858)	26,223

Net income	—	—	—	45,079	—	45,079	45,079
Distribution to Founders	—	—	—	(3,454)	—	(3,454)
Dividend declared on Series A convertible preferred shares	—	—	—	(3,946)	—	(3,946)
Foreign currency translation adjustments	—	—	—	—	(3)	(3)	(3)

Balance at December 31, 2009	56,000,000	420	5,866	26,572	(2,040)	30,818	45,076

Net income	—	—	—	62,810	—	62,810	62,810
Conversion of Series A convertible preferred shares	24,000,000	161	96,788	—	—	96,949
Issuance of ordinary shares upon completion of initial public offering	23,000,000	154	573,666	—	—	573,820
Issuance of ordinary shares upon exercise of options	80,000	1	537	—	—	538
Share-based compensation	—	—	5,720	—	—	5,720
Foreign currency translation adjustments	—	—	—	—	(4,563)	(4,563)	(4,563)

Balance at December 31, 2010	103,080,000	736	682,577	89,382	(6,603)	766,092	58,247

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010	2010
	(In thousands of RMB)			US$ 000’s
				(Note 2)
Cash flows provided from operating activities:
Net income	26,617	45,079	62,810	9,517
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	4	180	358	54
Impairment and other lease charges	—	—	2,087	316
Depreciation	2,855	10,999	21,288	3,225
Deferred income taxes	(552)	(925)	(2,046)	(310)
Share-based compensation	—	—	5,720	867
Changes in other operating assets and liabilities:
Due from related parties	(9,567)	851	8,912	1,350
Inventories	(6,093)	(8,382)	(10,022)	(1,518)
Prepaid rent	(1,890)	(1,967)	(2,712)	(411)
Prepaid expense and other current assets	(2,328)	(3,756)	(9,987)	(1,513)
Deposits for leases	(2,172)	(3,777)	(4,071)	(617)
Accounts payable	12,546	18,760	2,898	439
Deferred revenue	103	1,154	1,567	237
Due to related parties	(2,707)	(1,806)	355	54
Accrued payroll	4,761	5,102	5,403	819
Income taxes payable	4,078	3,272	(1,165)	(177)
Deferred rent	2,166	3,360	3,763	570
Other liabilities	11,718	4,025	4,640	705

Net cash provided by operating activities	39,539	72,169	89,798	13,607

Cash flows used in investing activities:
Capital expenditures:
Restaurant and office space capital expenditures	(40,662)	(45,820)	(116,792)	(17,696)
Purchase of restaurant operating assets	(3,242)	(4,575)	—	—

Net cash used in investing activities	(43,904)	(50,395)	(116,792)	(17,696)

Cash flows (used in) provided by financing activities:
Distribution to Founders	(2,436)	(3,454)	—	—
Dividend paid to Series A convertible preferred shares	—	—	(3,946)	(598)
Proceeds from early exercise of employee stock options	—	—	2,833	429
Gross IPO proceeds	—	—	589,672	89,344
Offering expense	—	—	(16,905)	(2,561)

Net cash (used for) provided by financing activities:	(2,436)	(3,454)	571,654	86,614

Effect of exchange rate on cash and cash equivalents	(394)	(3)	(2,772)	(420)

Net increase (decrease) in cash and cash equivalents	(7,195)	18,317	541,888	82,105

Cash and cash equivalents, beginning of year	59,573	52,378	70,695	10,711

Cash and cash equivalents, end of year	52,378	70,695	612,583	92,816

Supplemental disclosure of cash flow information:
Income taxes paid	1,892	9,264	17,762	2,691
Supplemental schedule of non-cash investing and financing activities:
Payable for purchase of property and equipment	3,911	13,490	12,317	1,866
Payable of offering expenses	—	—	891	135
The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in thousands, except share and per share amounts)
1. Organization and Principal Activities
     Country Style Cooking Restaurant Chain Co., Ltd. (the “Company” or “CSC Cayman”) was registered as an exempted company under the Companies Law of the Cayman Islands on August 14, 2007. The authorized share capital of the Company is $120,000 divided into 120,000,000 shares of par value of $0.001, of which 96,000,000 shares are designated as ordinary shares (“Ordinary Shares”) and 24,000,000 are designated as Series A preferred shares. 53,200,000 Ordinary Shares were issued to Ms. Hong Li and Mr. Xingqiang Zhang (collectively the “Founders”) and 2,800,000 Ordinary Shares were issued to certain minority shareholders. On September 26, 2007, the Company issued 24,000,000 Series A preferred shares to two venture capital investors (collectively the “VC” or “Investors”) for total consideration of RMB 96,949 ($13 million), which accounts for 30% of the total outstanding equity of the Company.
     On September 28, 2010, the Company’s ADSs became listed on the New York Stock Exchange under the ticker symbol “CCSC” and issued 23,000,000 ordinary shares to public. The Company specializes in serving tasty Sichuan-style fast food over the counter in the People’s Republic of China (the “PRC”).
     The Company’s consolidated financial statements presented herein include the accounts of the Company and its subsidiaries. In addition, the Founders also owned and operated nine restaurants prior to the establishment of the Company (the “Owned-and-Operated Restaurants”). The Company subsequently purchased the operating assets of these nine restaurants in a series of transactions from the Founders in 2008 and 2009 and such purchases were accounted for as transfer of assets under common control. As the nine Owned-and-Operated restaurants were under common control of the Founders throughout the periods presented, the consolidated financial statements for the periods prior to the acquisition of those nine restaurants were retrospectively restated to incorporate the operating results of the restaurants as if the acquisitions were completed as of the earliest period presented in the consolidated financial statements. The nine Owned-and-Operated restaurants and the Company and its subsidiaries are referred to as the “Group” hereafter.
     The consolidated financial statement have been prepared in accordance with the recognition, measurement, disclosure and presentation criteria of accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances have been eliminated. As of December 31, 2010, the Company’s subsidiaries are as follows:

			Percentage
	Place of Incorporation	Date of Incorporation	of Ownership (%)
Country Style Cooking International Restaurant Chain Group Ltd.	Hong Kong	August 23, 2007	100
Country Style Cooking (Chongqing) Investment Co., Ltd.	Chongqing, PRC	September 24, 2007	100
Chongqing Xinghong Growing Rich Management Co., Ltd.	Chongqing, PRC	March 25, 2008	100
Sichuan Country Style Cooking Restaurant Co., Ltd.	Chengdu, PRC	October 4, 2008	100
Xi’an Country Style Cooking Restaurant Co., Ltd.	Xi’an, PRC	May 19, 2008	100
Changsha Country Style Cooking Restaurant Co., Ltd.	Changsha, PRC	October 4, 2009	100
Shanghai Growing Rich Country Style Cooking Restaurant Co., Ltd.	Shanghai, PRC	September 1, 2009	100
Wuhan Country Style Cooking Restaurant Co., Ltd.	Wuhan, PRC	December 21, 2009	100
Guizhou Country Style Cooking Restaurant Co., Ltd.	Guizhou, PRC	September 26, 2010	100
2. Summary of Significant Accounting Policies
     Use of Estimates. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and long lived assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods.

     The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant items subject to such estimates and assumptions include: useful lives of and impairment of property and equipment, impairment of goodwill or long-lived assets, valuation allowance of deferred tax assets, valuation of financial instruments, valuation of share-based compensation including forfeiture rates of stock options, and lease accounting matters. Actual results could differ from those estimates.
     Foreign Currency Translation. The reporting currency of the Group is RMB.
     The functional currency of CSC Cayman and Country Style Cooking International Restaurant Chain Group Ltd. (Hong Kong) is the United States dollar (“U.S. dollar”). Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. The financial records of the Company’s PRC subsidiaries are maintained in local currencies, RMB, which is the functional currency.
     Transactions in currencies other than RMB during the year are converted at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of changes in equity (deficit) and comprehensive income.
     Reclassifications. Amounts in the prior years’ consolidated financial statements are reclassified whenever necessary to conform to the current year’s presentation.
     Cash and Cash Equivalents. Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturities of three months or less. At December 31, 2009 and 2010, cash equivalents were comprised primarily of bank deposits.
     Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.
     Property and Equipment. The Group capitalizes all direct costs incurred to construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Property and equipment is recorded at cost less accumulated depreciation. Costs for repair and maintenance activities are expensed as incurred. Depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings	20 years
Equipment	3 to 5 years
Office furniture and fixtures	3 to 5 years
Leasehold improvements	Shorter of estimated useful life of 5 years or lease term
     Leasehold improvements are depreciated over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or more renewal options under the lease, the Group includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Group amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option.
     Business Combinations. For acquisitions made before December 31, 2008, the acquired assets are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets is recorded as goodwill.
     On January 1, 2009, the Group adopted Accounting Standards Codification (“ASC”) 805 (formerly referred to as Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), “Business combinations”). Following the adoption, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets are measured separately at their fair value as of the acquisition date. The excess of the total of cost of acquisition over the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations.
     Goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.
     The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. There was no goodwill impairment recorded during the years ended December 31, 2008, 2009 and 2010.
     Impairment of Long-Lived Assets. The Group assesses the recoverability of property and equipment by determining whether the carrying value of these assets, over their respective remaining lives, can be recovered through undiscounted future operating cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Impairment is reviewed whenever events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. The impairment loss of long-lived assets recorded were zero, zero and RMB 2,087 ($0.3 million) during the years ended December 31, 2008, 2009 and 2010, respectively.
     Leases. All leases are reviewed for capital or operating classification at their inception. All of the Group’s leases are operating leases. Many of the lease agreements contain rent holidays granted by the landlords for pre-operating renovations, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option period as well as the rent holidays included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are generally not considered minimum rent payments but are recognized when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.
     Revenue Recognition. Revenues from Group operated restaurants are recognized when payment is tendered at the time of sale. The Group presents sales net of discounts and other sales related taxes.
     Income Taxes. Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations. Deferred tax assets and liabilities are based on the difference between the financial statement and tax bases of assets and liabilities as measured by the tax rates that are anticipated to be in effect when those differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts for which realization is more likely than not. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.
     Pre-opening expenses. The Group’s pre-opening expenses are expensed as incurred and generally include payroll costs associated with opening the new restaurant and other miscellaneous expenses prior to the openings. The Group started to separately monitor and record pre-opening expenses in 2010, prior to which such expenses were recorded in other restaurant expenses.

     Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, a three level hierarchy is established for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect significant assumptions. The Group’s financial instruments mainly consist of cash and cash equivalents, due from related parties, accounts payable, due to related parties, and foreign-currency forward exchange contracts. The Group purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on the US dollar denominated IPO proceeds. The foreign-currency forward exchange contracts do not qualify for hedge accounting. They are recorded at fair value at each period end within other current assets, with change in fair value recorded in other income in the consolidated statements of operations. The fair value measurement of foreign-currency forward exchange contracts is considered Level 2 in the fair value hierarchy as major inputs including foreign exchange rates are observable in active markets. The remaining other current assets approximate fair value because of the short maturity of those instruments.
     Net Income per Share. The Group has determined that Series A convertible preferred shares are participating securities as they participated in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. A diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method.
     Segment Reporting. ASC Topic 280, Segment Reporting, establishes standards for companies to report information about operating segments in their financial statements. The method of determining what information to report is based on the way the chief operating decision maker (“CODM”) organizes the Group’s operating segments for making operating decisions and assessing financial performance. The CODM is the chief executive officer (“CEO”) of the Group. Information reported to the CEO for the purpose of the resources allocation and performance assessment focuses on the nature of the Group’s business activities. Each restaurant is an operating segment and is aggregated into one reportable segment as these restaurants exhibit similar long-term financial performance and have similar economic characteristics. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.
     Comprehensive Income. Comprehensive income includes all changes in equity except those resulting from investment by owners and distribution to owner and is comprised of net income and foreign currency translation adjustments.
     Deferred Revenue and Sales Coupon. The Group sells prepaid vouchers to its customers, which comprises deferred revenue. The revenue is recognized when such prepaid vouchers are used or expired. Unused prepaid vouchers have fixed expiration dates and usually expire at the end of the following calendar year after issuance and are not refundable. Revenues from such vouchers are not material to the Group’s consolidated financial statements.
     The Group also issues discount coupons to customers in connection with promotional events. The discount against revenue is recognized when such coupons are used in combination of purchases by the customers.
     Related Parties. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.
     Government Grants. Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB 322 and RMB 5,347 ($0.8 million) for the years ended December 31, 2009 and 2010, respectively, which were recorded as other income in the consolidated statements of operations.
     Translation into United States Dollars. The financial statements of the Group are stated in RMB. Translation of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.600, on December 30, 2010 (the rate on December 31, 2010 was not available), representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rates.
Recent Accounting Pronouncements.
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. Management believes the adoption of ASC 820 does not materially impact the Group.
     In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S. generally accepted accounting principles do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. Management believes the adoption of ASC 817 will not materially impact the Group.
     In December 2010, the FASB issued ASU 2010-28, which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350-20-35-30 (these factors are not all-inclusive), whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not a goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early application will not be permitted. Upon adoption (i.e., beginning of the entity’s fiscal year), an entity that has a reporting unit with a zero or negative carrying value must assess, on the basis of current facts and circumstances, whether it is more likely than not that a goodwill impairment exists. If so, the entity must perform step 2 of the goodwill impairment test on the day of adoption and record the impairment charge, if any, as a cumulative-effect adjustment through beginning retained earnings. Management believes the adoption of ASC 350 will not materially impact the Group.
     On December 21, 2010, the FASB issued ASU 2010-29 to address differences in the ways entities have interpreted ASC 805’s requirements for disclosures about pro forma revenue and earnings in a business combination. The ASU states that “if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.” In addition, the ASU “expand(s) the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.” The ASU is effective prospectively for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Management believes the adoption of ASC 805 will not materially impact the Group.
3. Property and Equipment, Net
     Property and equipment, net:

	December 31,
	2009	2010
	RMB
Cost:
Buildings	32,875	52,321
Leasehold improvements	30,238	66,164
Equipment	33,660	64,132
Office furniture and fixtures	4,420	9,120
Less: accumulated depreciation	(12,847)	(33,362)
Construction in progress:	7,615	30,324

	95,961	188,699

     Constructions in progress consist of mainly renovations for restaurants under development. Depreciation expense for all property and equipment for the years ended December 31, 2008, 2009 and 2010 was RMB 2,855, RMB 10,999 and RMB 21,288 ($3.2 million), respectively.
4. Purchases of Restaurant Operating Assets
     In 2008 and 2009, the Group purchased restaurant operating assets from 24 and 8 restaurants owned and operated by self-employed owners who were not affiliated with the Group, respectively. No restaurant operating assets purchase occurred in year 2010. Such restaurant operating assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixture. The Group accounted for such purchases as business combinations due to the continuity of the revenue generating activities despite the change in management and upgrade in the renovations and services subsequent to the acquisitions.
     Total consideration included cash paid to the selling owners and 2,800,000 Ordinary Shares issued to certain owners at fair value of RMB 2.25 per share. The excess of the total cash and share-based consideration over the fair value of the assets assumed was recorded as goodwill which is not tax deductible. The total goodwill as of December 31, 2009 and 2010 was RMB 6,286 ($1.0 million). There was no impairment of the goodwill during the years ended December 31, 2009 and 2010

	2008	2009
	RMB
Total consideration	12,078	3,401
Fair value of identifiable assets acquired	7,200	1,993

Goodwill	4,878	1,408

     The fair value of the ordinary shares was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group.
5. Impairment of Long-Lived Assets and Other Lease Charges
     The Group reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. The Group uses one year of operating losses as the primary indicator of potential impairment for the annual impairment testing of these restaurant assets. If an indicator of impairment exists for any of the assets, an estimate of undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, the Group then determines the fair value of the asset and if an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value.
     The Group determined the fair value of the impaired long-lived assets at the restaurant level based on current economic conditions and historical experience. These asset measurements are considered Level 3 in the fair value hierarchy. The Group recorded RMB 2,087 ($0.3 million)impairment losses of certain long-lived assets from restaurants that were either not performing strongly or closed.
6. Other Current Liabilities

	December 31,
	2009	2010
	RMB
Capital expenditure liability	1,486	12,317
Security deposit	2,000	—
Accrued utility costs	2,291	3,976
Other tax payable	7,214	6,639
Accrued professional fees	2,204	1,742
Advance receipts from depositary bank	—	436
Other	1,878	5,903

	17,073	31,013

7. Leases
     Substantially all of the Group’s restaurants are operated under leased properties. All lease contracts are classified as operating leases. The Group does not consider any one of these individual leases material to the Group’s operations. Initial lease terms are generally for five to ten years and, in many cases, provide for the lessee’s renewal options. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement.
     Deferred rent arise from the differences between actual rental payments and the recognition of rental expenses on straight-line method for lease arrangements that contain scheduled escalated lease payments. The deferred rent balance was RMB 5,526 and RMB 9,295 ($1.4 million) as of December 31, 2009 and 2010, respectively. Such deferred balances are amortized when actual rental payments exceed the straight-line rental expenses in later portion of the lease terms. The balances of security deposits for leases were RMB 5,949 and RMB 10,020 ($1.5 million) as of December 31, 2009 and 2010, respectively and are expected to be fully recovered at the end of leases.
     (a) Minimum rent commitments under non-cancelable operating leases at December 31, 2010 were as follows:

Years Ending December 31,	RMB
2011	70,319
2012	68,222
2013	64,228
2014	60,302
2015	52,851
Thereafter	114,533

Total minimum lease payments	430,455

     (b) Total rent expense on operating leases, including contingent rent, was as follows:

	For Years Ended
	December 31,
	2008	2009	2010
	RMB
Minimum rent on real property	16,169	36,381	62,579
Contingent rent	1,776	2,165	2,790

Total	17,945	38,546	65,369

8. Income Taxes
Cayman Islands
     Under the current tax laws of the Cayman Islands, the Group and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
     Country Style Cooking International Restaurant Chain Group Ltd. is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2008, 2009 and 2010. Therefore, no Hong Kong profit tax has been provided for in the years presented.
The PRC
     The Group’s subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. The Group’s subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, Chongqing Xinghong Growing Rich Management Co., Ltd. (“Xinghong”) received approval from local Tax Authority to be classified as “Going West” project. This classification entitles Xinghong to enjoy a preferential EIT rate at 15% for the years from 2008 to 2010. The Group is in the process of applying for the renewal of the “Going West” preferential rate.

     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.
     The Group recognizes a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.
     The Groups classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expenses. The Group made its assessment of the level of tax authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measured the unrecognized tax benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2009 and 2010. The Group does not anticipate that unrecognized tax benefits will significantly increase within the next twelve months. The Group will classify interest and penalties associated with taxes as income tax expense if any. The Group had no such charges for the years ended December 31, 2008, 2009 and 2010.
     Upon the New Tax Law and Implementation Regulations, PRC withholding income tax is applicable from January 1, 2008 to dividends to be payable by the Group’s PRC operating subsidiaries based on their profits generated from 2008 onwards to investors that are “non-PRC tax resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Under such circumstances, dividends distributed from the PRC subsidiaries based on the profits generated from 2008 onwards to non-PRC tax resident group entities shall be subject to the withholding income tax at 10% or a lower tax rate, as applicable. Pursuant to the Double Taxation Arrangement between the PRC and Hong Kong, a company being the Hong Kong tax resident shall be eligible for a reduced withholding tax rate of 5% on dividends where the Hong Kong company directly owns at least 25% of the capital of the PRC company which pays the dividends.
     The PRC subsidiaries declared dividend in year 2009 amount to RMB 6,800 from its undistributed earnings and incurred a payment of RMB 680 on withholding taxes. The Group did not accrue deferred tax liabilities related to withholding tax for the earnings from its investment in PRC subsidiaries for 2009, as the Group plans to indefinitely reinvest undistributed profits earned after December 31, 2009 from its PRC subsidiaries.
     The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	Year Ended December 31,
	2008	2009	2010
		RMB
Current	(5,992)	(12,557)	(16,597)
Deferred	825	2,638	5,462
Change in valuation allowance	(273)	(1,713)	(3,416)

Total	(5,440)	(11,632)	(14,551)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2009 and 2010 were as follows:

	December 31,
	2009	2010
	RMB
Deferred tax assets:
Net operating loss carryforward	1,673	4,829
Deferred rent	1,273	2,842
Accrued expense	462	994
Other	55	443
Valuation allowance	(1,986)	(5,402)

Total deferred tax assets	1,477	3,706

Deferred tax assets are analyzed as:
Current	518	639
Non-current	959	3,067

Total deferred tax assets	1,477	3,706

Deferred tax liabilities:
Foreign-currency forward exchange contracts	—	(183)

Total deferred tax liabilities—current	—	(183)

     As of December 31, 2010, the Group had tax loss carryforwards of RMB 19,317 ($2.9 million) which will expire between 2013 and 2015 if not used.
     The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:
•	Future reversals of existing taxable temporary differences;
•	Further taxable income exclusive of reversing temporary differences and carryforwards;
•	Future taxable income arising from implementing tax planning strategies.
     The Group also considers historical operating results to the assessment. At December 31, 2009 and 2010, the Group had a valuation allowance of RMB 1,986 and RMB 5,402 ($0.8 million), respectively, against net deferred tax assets due primarily to net operating loss carryforwards where realization of the related deferred tax asset amounts was not likely. Thus, recorded valuation allowances may be subject to future changes that could be material.
     The Group’s effective tax rates were 17.0%, 20.5% and 18.8% for the years ended December 31, 2008, 2009 and 2010, respectively. A reconciliation of the PRC statutory tax rate to the effective tax rate for the years ended December 31, 2008, 2009 and 2010 was as follows:

	2008	2009	2010
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of Group entities operating in other jurisdictions or under different tax status	(3.2)%	2.8%	1.3%
Tax effect of non-deductible expenses, net	1.0%	0.4%	(0.3)%
Effect of tax holidays	(6.5)%	(11.9)%	(11.7)%
Withholding tax on dividends	—	1.2%	—

Effect of change in valuation allowance	0.9%	3.0%	4.4%
Others	(0.2)%	—	0.1%

Effective EIT rate	17.0%	20.5%	18.8%

     The aggregate amount and per share effect of the tax holiday are as follows:

	2008	2009	2010
	RMB except per
	share amounts
The aggregate dollar effect	2,068	6,730	9,031
Per share effect — basic	0.03	0.08	0.11
Per share effect — diluted	0.03	0.08	0.10
9. Related Party Transactions and Balances
     The Group purchased RMB 2,600, RMB 3,300 and RMB 288 ($0.04 million) food materials for the years ended 2008, 2009 and 2010, respectively, from Mr. Dehong Chen, one of the shareholders of the Group. During 2008, 2009 and 2010, the Group leased certain properties from the Founders for office space and restaurant operations and incurred rental expenses RMB 1,081, RMB 1,497 and RMB 960 ($0.1 million), respectively. In December 2009, the Group purchased commercial property from Mr. Xingqiang Zhang, one of the Founders, for office space use and restaurant operations totaling RMB 12,000, which was settled in year 2010.

	2009	2010
	RMB
Related party balances
Amounts due from related parties
— Shareholders and key management personnel	9,012	100
Amounts due to related parties
— Shareholders and key management personnel	11,031	560
     Amounts due from related parties were mainly comprised of reimbursement from one of the founders; and amounts due to related parties were mainly comprised of the lease of property. Amounts due from and to relate parties are unsecured, interest-free and have no fixed repayment terms. Substantially all of the amounts due to and from related parties had been settled in cash subsequently.
10. Preferred shares
     On September 26, 2007, the Company issued 24,000,000 Series A convertible preferred shares (“Series A Shares”) to two strategic venture capital investors, SIG China Investments One, Ltd., (“SIG”) and Sequoia Capital China II, L.P. (“Sequoia”) (collectively, the “VC” or “Investors”) at $0.5417 per share for total consideration of $13,000,000 which accounts for 30% of the total outstanding equity of the Company. SIG and Sequoia each subscribed 12,000,000 shares of Series A Shares. Upon IPO date on September 28, 2010, the 24,000,000 Series A converted into ordinary shares according to the conversion term as described below.
     The key terms of Series A Shares are as follows:
Conversion
     Each Series A Share shall be convertible, at the option of the holder thereof, at any time after the original issue date into such number of fully paid and non assessable ordinary shares as determined by dividing the original issue price by the conversion price in effect at the time of conversion. The conversion price for each Series A Share shall initially be equal to the subscription price ($0.5417 per share), i.e., the initial conversion ratio between Series A Shares and ordinary shares shall be 1:1.
     The Series A Shares shall automatically convert into ordinary shares at the then effective conversion price upon (i) a qualified Initial Public Offering (“IPO”), or (ii) the date specified by written consent of the holders of at least 50% of all outstanding Series A Shares. A qualified IPO refers to the closing of the Company’s first firm commitment, underwritten public offering of its ordinary shares on an internationally recognized securities exchange resulting in (i) aggregate proceeds to the Company of at least $60 million before deduction of underwriters’ commissions and expenses, and (ii) a market capitalization of the Company immediately after such offering of at least $300 million, and (iii) such offering shall be acceptable to the holders of a majority of the outstanding Series A Shares. The conversion prices of the Series A Shares are subject to anti-dilution adjustments and in the event the Company issues ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to such issuance.

     The Company has determined that the conversion option do not qualify an embedded derivative to be bifurcated and accounted for separately from the preferred shares. In addition, there was no beneficial conversion feature (“BCF”) attributable to the Series A Shares as the effective conversion price was greater than the fair value of the ordinary shares on the commitment date. The Company will reevaluate whether a BCF is required to be recorded upon the modification to the effective conversion price of the Series A Shares, if any.
Voting right
     The holder of each Series A Share shall be entitled to cast the number of votes equal to the number of ordinary shares into which such Series A Shares could be converted as of the record date for determining shareholders entitled to vote on such matters at any general meeting.
Dividend
     No dividends or other distributions (whether in cash, in property, or in shares of the Company) shall be made or declared with respect to any other class or series of shares of the Company unless at the same time an equivalent dividend is declared or paid on all outstanding Series A Shares on an if-converted basis.
Liquidation Preference
     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or another deemed liquidation event. A deemed liquidation event includes a change in control and the sale, transfer or disposition of all or substantially all of the assets of the Company, and an enactment of new PRC government policies, laws or regulations that prohibit non-PRC entities from investing in, holding or disposing of any securities of the Company, or substantially prohibit the Company from carrying on its businesses. The Series A Shareholders shall be entitled to receive an amount equal to 100% of the original issue price of each Series A Share plus all accrued or declared but unpaid dividends thereon.
Drag-along Rights
     At any time after the expiry of the 60th month from closing, if the Company shall not have undergone an IPO or sale of the Company, and (i) the shareholders holding a majority of the Series A Shares, and (ii) the shareholders holding a majority of the Ordinary Shares may cause a compulsory sale of the Company at a minimum price equal to $200 million to a third party purchaser. If the holders of a majority of the Series A Shares approve a sale of the Company pursuant to this provision but the holders of a majority of the ordinary shares do not so approve, the holders of the Series A Shares shall have the right to sell all their Series A Shares to the holders of the ordinary shares pro rata at the price contemplated by third party purchaser of the Company in such proposed sale of the Company.
     The cash proceeds, net of issuance costs of RMB 666, were recorded as the initial carrying value of the Series A Shares. Prior to the conversion into ordinary shares, the Series A shares were classified as mezzanine equity in the consolidated balance sheets as the shares are redeemable upon the occurrence of certain event outside the control of the Company.
11. Mainland China Contribution Plan And Profit Appropriation
     Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total monthly contributions for such employee benefits were RMB 6,571, RMB 22,553 and RMB 30,528 ($4.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

12. Restricted Net Assets
     Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The reserve funds amounted to RMB 2,931, RMB 5,978 and RMB 17,922 ($2.7 million) for the years ended December 31, 2008, 2009 and 2010, respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB 26,,831 ($4.1 million) at December 31, 2010 is considered restricted and not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.
13. Dividend and Distributions
     Dividends are recognized when declared. In 2009, the Group declared dividends in respect of 2008 earnings to Series A preferred shareholders totaling RMB 3,946. The allocation basis of the dividends being distributed to the Series A preferred shareholders is based on the number of shares in issue of 24,000,000 as at December 31, 2008. No dividend was declared in year 2010.
     All net earnings arising from the operations of the 9 Owned-and-Operated restaurants prior to their acquisition were distributed to the Founders amounting to approximately, RMB 2,436 and RMB 3,454 during the years ended December 31, 2008 and 2009, respectively, and are recorded as distributions to Founders in the consolidated financial statements. This portion of earnings was not available to the ordinary shareholders.
14. Net Income Per Share
     The Group has used the two-class method of computing earnings per share as its Series A convertible preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

     The following table is a reconciliation of the net income and share amounts used in the calculation of basic net income per share and diluted net income per share:

	Year Ended December 31,
	2008	2009	2010
	RMB except share amounts
Basic net income per share:
Consolidated net income	26,617	45,079	62,810
Less: Distribution to Founders	(2,436)	(3,454)	—
Dividend on Series A convertible preferred shares	—	(3,946)	—
Amounts allocated to preferred shares for participating rights to dividends	(7,254)	(11,303)	(12,987)

Net income attributable to ordinary shareholders — basic	16,927	26,376	49,823
Weighted average ordinary shares outstanding — basic	56,000,000	56,000,000	68,124,712

Net income per share — basic	0.30	0.47	0.73

Diluted net income per share:
Net income attributable to ordinary shareholders — basic	16,927	26,376	49,823
Amounts allocated to preferred shares for participating rights to dividend	7,254	11,303	—

Net income attributable to ordinary shareholders — diluted	24,181	37,679	49,823
Weighted average ordinary shares outstanding — basic	56,000,000	56,000,000	68,124,712

Preferred shares	24,000,000	24,000,000	—

Options	—	—	2,379,082

Weighted average ordinary shares outstanding — diluted	80,000,000	80,000,000	70,503,794

Net income per share — diluted	0.30	0.47	0.71

     For the year ended December 31, 2010, 24,000,000 Series A preferred shares and options to purchase 130,000 shares were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive.
15. Share based compensation
     Under 2009 Share Incentive Plan (the “Option Plan”), the Group may offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”) including the issuance of options to the Participants to purchase not more than 7,720,000 ordinary shares. Generally options granted to the employees vest over a requisite service period of five years with 10-year contractual term. Generally, the options allocated to the first year in the service period are vested on the first anniversary of the grant date with the remaining options vesting ratably over the following years in the requisite service period. For example, options with 5-year vesting period will have 20% vested on the first anniversary of the grant date with the remaining 80% vested ratably over the following 48 months. As of December 31, 2010, options to purchase 3,946,200 ordinary shares and 545,000 non-vested restricted shares were outstanding and options to purchase 3,148,800 ordinary shares were available for future grants under the Option Plan.
     The Group records share-based compensation based on the grant date fair value of the award and recognized the cost as an expense over the grantee’s requisite service period. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expense depending on the job functions of the grantees.
     The share-based compensation has been classified as follows as of December 31, 2010:

Restaurant wages and related expenses	1,498
Selling, general and administrative	4,222

Total	5,720

     The weighted-average grant date fair value for options granted during the year ended December 31, 2010 was RMB 7.97 ($1.17), computed using the binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of the Group’s ordinary shares, the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
     When estimating the fair value of its ordinary shares, the Group has considered a number of factors, including using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of the ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.
     The fair values of stock options were estimated using the following significant assumptions:

2010
Suboptimal exercise factor	2.5
Risk-free interest rate	3.50% to 4.60%
Volatility	43.10% to 46.73%
Dividend yield	—
Life of option	10 years
     A summary of option activities under the Option Plan for the year ended December 31, 2010 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value of Options
		US$		US$
Outstanding, as of January 1, 2010	—	—	—	—
Granted	4,455,000	1.14	—	—
Early exercise of options	(345,000)	1.23	—	—
Cancellation and termination	(163,800)	1.00	—	—
Outstanding, as of December 31, 2010	3,946,200	1.14	9.1 years	18,182
Vested and expected to vest as of December 31, 2010	2,886,514	1.19	9.2 years	13,148

     There are no options exercisable as of December 31, 2010.
     As of December 31, 2010, there was RMB 21,373 ($3.2 million) in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the option plan, which is expected to be recognized over a weighted-average period of 2.13 years.
     The following table summarized the Group’s non-vested restricted shares activity:

		Weighted-
		Average Grant
		Date
		Fair Value
		US$
Non-vested restricted shares outstanding at January 1, 2010	—	—
Granted	288,000	2.10
Issued through early exercise of options	345,000	0.92
Vested	(80,000)	2.90
Cancellation and termination	(8,000)	0.90

Non-vested restricted shares outstanding at December 31, 2010	545,000	1.43

     The total fair value of shares vested during the year ended December 31, 2010 was RMB 3,046 ($0.5 million).
     The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. As of December 31, 2010, there was RMB 3,733 ($0.6 million) in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.50 years.

16. Subsequent Events
     The Group granted its employees in January and February 2011: 1) options to purchase 865,000 ordinary shares at an exercise price of $5.3775 per share and 2) 16,000 restricted shares. The options vest on 5 years of continuous service and have 10-year contractual terms. The restricted shares vest on one year of continuous service. The fair value of the options and restricted shares were RMB 14,558 ($2.2 million) and RMB 563 ($0.1 million) at the grant date, respectively.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE
COOKING RESTAURANT CHAIN CO.,LTD
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS

	December 31,
	2009	2010
	(In thousands of RMB
	except share and per
	share amounts)
ASSETS
Cash and cash equivalents	100	241
Due from subsidiaries	29	32,185
Prepaid expenses and other current assets	1,900	3,991
Investment in subsidiaries	132,166	746,124

Total assets	134,195	782,541

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Due to subsidiaries	176	8,322
Prepaid subscription	—	2,229
Accrued expenses	2,306	5,070
Dividend payable	3,946	—

Total liabilities	6,428	15,621

Mezzanine Equity:
Series A convertible preferred shares, par value $0.001 24,000,000 shares issued and outstanding	96,949	—
Equity:
Ordinary shares, par value $.001, 96,000,000 and 1,000,000,000 shares authorized, respectively, 56,000,000 and 103,032,000 shares issued and outstanding, respectively	420	736
Additional paid-in capital	5,866	682,577
Retained earnings	26,572	89,382
Accumulated other comprehensive loss	(2,040)	(5,775)

Total equity	30,818	766,920

Total liabilities, mezzanine equity and equity	134,195	782,541

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE
COOKING RESTAURANT CHAIN CO, LTD.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2009	2010
	(In thousands of RMB)
Operating costs and expenses	(369)	(120)	(6,441)

Loss from operations	(369)	(120)	(6,441)
Other income (expense)	235	3	1,899
Investment income from subsidiaries	24,315	41,742	67,352

Net income attributable to Country Style Cooking Restaurant Chain Co., Ltd.	24,181	41,625	62,810
Dividend on Series A convertible preferred shares	—	(3,946)	—

Net income attributable to ordinary shareholders	24,181	37,679	62,810

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE
COOKING RESTAURANT CHAIN CO, LTD.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2009	2010
	(In thousands of RMB)
Cash flows from operating activities:
Net income attributable to Country Style Cooking Restaurant Chain Co., Ltd.	24,181	41,625	62,810
Investment income from subsidiaries	(24,315)	(41,742)	(67,352)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation		—	5,720
Increase in due from subsidiaries	(19)	(10)	(32,156)
Increase in due to subsidiaries	176	—	8,146
Increase in prepaid expenses and other current assets	—	(1,900)	(2,091)
Decrease in accrued liability	(362)	2,000	1,874

Net cash used in operating activities	(339)	(27)	(23,049)

Cash flows from investing activities:
Investment in subsidiaries	(58,057)	—	(546,606)

Net cash used in investing activities	(58,057)	—	(546,606)

Cash flows from financing activities:
Dividend paid to Series A	—	—	(3,946)
Proceeds from early exercise of employee stock options	—	—	2,833
IPO proceeds, net of offering expense 16,905	—	—	572,767

Net cash provided by financing activities	—	—	571,654

Effect of exchange rate change	(394)	(3)	(1,858)

Net increase (decrease) in cash and cash equivalents	(58,790)	(30)	141
Cash and cash equivalents, beginning of year	58,920	130	100

Cash and cash equivalents, end of year	130	100	241

Note to Schedule I
     Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.
     The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements of the Group and its subsidiaries except that the equity method has been used to account for investments in its subsidiaries.
     Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.