Form 20-F
period 2011-12-31
Country Style Cooking Restaurant Chain Co., Ltd.
filed 2012-04-25
CIK 1499934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-34869

Country Style Cooking Restaurant Chain Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No 1-2, 5F Mingyi Floor, Junhao Building

No 8 Jianxin North Road

Jiangbei District, Chongqing

People’s Republic of China

(Address of principal executive offices)

Adam J. Zhao, Chief Financial Officer

Telephone: +86-23-8866-8866

Email: ir@csc100.com

Facsimile: +86-23-8687-3700

No 1-2, 5F Mingyi Floor, Junhao Building

No 8 Jianxin North Road

Jiangbei District, Chongqing

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American depositary shares, each representing four ordinary shares, par value US$0.001 per share	The New York Stock Exchange

Ordinary shares, par value US$0.001 per share*	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”).

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

103,844,239 ordinary shares, par value US$0.001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

The following selected consolidated statements of operations for our company for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations for our company for the year ended December 31, 2008 and the selected consolidated balance sheet as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements not included in this annual report. The selected consolidated statements of operations for our company for the year ended December 31, 2007 and the selected consolidated balance sheet as of December 31, 2007 are derived from our unaudited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except shares, per share, ADS and per ADS data)
Consolidated Statements of Operations Data:
Revenue—restaurant sales	44,195	231,463	494,459	745,939	1,019,553	161,991

Costs and expenses:
Restaurant expenses:
Food and paper	21,810	115,071	239,357	351,422	483,879	76,881
Restaurant wages and related expenses (1)	7,492	33,076	76,890	119,052	171,375	27,229
Restaurant rent expenses	3,275	17,945	38,546	64,284	96,200	15,285
Restaurant utilities expenses	3,771	13,773	31,073	46,746	65,626	10,427
Other restaurant operating expenses	2,381	12,455	28,774	33,106	54,563	8,669
Selling, general and administrative expenses (1)	38,168	3,955	13,360	32,330	67,465	10,719
Pre-opening expenses(2)	—	—	—	5,906	15,993	2,541
Depreciation	968	2,855	10,999	21,288	38,274	6,081
Impairment charges	—	—	—	2,087	6,396	1,016
Total operating expenses	77,865	199,130	438,999	676,221	999,771	158,848

Income (loss) from operations	(33,670)	32,333	55,460	69,718	19,782	3,143

Interest income	—	1,083	758	3,465	17,226	2,737
Foreign exchange gain (loss)	—	(1,347)	3	(2,715)	(15,466)	(2,457)
Other income (loss)	493	(12)	490	6,893	9,403	1,494

Income (loss) before income taxes	(33,177)	32,057	56,711	77,361	30,945	4,917
Income tax expenses	(336)	(5,440)	(11,632)	(14,551)	(37,895)	(6,021)

Net income (loss)	(33,543)	26,617	45,079	62,810	(6,950)	(1,104)
Dividend on Series A convertible preferred shares	—	—	(3,946)	—	—	—
Distribution to the founder	(1,744)	(2,436)	(3,454)	—	—	—

Net income (loss) attributable to ordinary shareholders	(35,287)	24,181	37,679	62,810	(6,950)	(1,104)

Basic net income (loss) per share	(0.48)	0.30	0.47	0.73	(0.07)	(0.01)

Basic net income (loss) per ADS (3)	(1.92)	1.21	1.88	2.92	(0.28)	(0.04)

Diluted net income (loss) per share	(0.48)	0.30	0.47	0.71	(0.07)	(0.01)

Diluted net income (loss) per ADS (3)	(1.92)	1.21	1.88	2.84	(0.28)	(0.04)

Basic weighted average ordinary shares outstanding	56,000,000	56,000,000	56,000,000	68,124,712	103,584,016	103,584,016
Diluted weighted average ordinary shares outstanding	80,000,000	80,000,000	80,000,000	70,503,794	103,584,016	103,584,016

Notes:

(1)	Includes share-based compensation expenses of RMB5.7 million and RMB15.8 million ($2.5 million) for the years ended December 31, 2010 and 2011, respectively. No share-based compensation expenses were incurred prior to 2010.
(2)	We started to separately monitor and record pre-opening expenses in 2010, prior to which such expenses were recorded in other restaurant operating expenses. In addition, pre-opening expenses were presented as a separate item of “Costs and expenses” from January 1, 2011, prior to which such expense were presented as part of “Restaurant expenses”.
(3)	Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Current Assets:
Cash and cash equivalents	59,573	52,378	70,695	612,583	327,546	52,042
Total current assets	67,427	75,439	105,913	661,731	595,056	94,546
Total assets	72,035	130,909	215,068	869,803	920,774	146,297

Total current liabilities	5,732	38,686	82,193	90,419	123,101	19,559
Total liabilities	5,732	40,818	87,301	103,711	142,870	22,700

Mezzanine equity	96,949	96,949	96,949	—	—	—
Total equity (deficit)	(30,646)	(6,858)	30,818	766,092	777,904	123,597

Total liabilities, mezzanine equity and equity (deficit)	72,035	130,909	215,068	869,803	920,774	146,297

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to $1.00, the noon buying rate in effect as of December 30, 2011 (the rate for December 31, 2011 was not available). We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 6, 2012, the noon buying rate was RMB6.3052 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB Per $1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2011	6.2939	6.4475	6.6364	6.2939
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3120	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3128	6.3282	6.2975
April (through April 13)	6.3022	6.3048	6.3123	6.2975

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Industry and Business

Our future growth depends on our ability to open and profitably operate new restaurants.

Our future growth depends on our ability to open and profitably operate new restaurants. We opened 38, 50 and 72 new restaurants in 2009, 2010 and 2011, respectively, and plan to add approximately 70 further restaurants by the end of 2012. We may not be able to open new restaurants as quickly as planned. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. In researching new restaurant sites, we may be faced with intense competition for new restaurant sites in our target markets and increased lease costs. Even if we open additional restaurants as planned, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. This growth strategy and the substantial investment associated with the development of each additional restaurant may cause our operating results and profits to fluctuate. In addition, if we open new restaurants in our existing geographic markets, the sales performance and customer traffic of our existing restaurants near new restaurants may decline as a result. This may in turn adversely affect our ability to achieve the anticipated growth in revenue and profitability of our entire restaurant chain.

Our future growth also depends on our ability to increase existing restaurant sales.

While future sales growth will depend in part on our plans for new restaurant openings, deeper penetration into existing geographic markets and the sales of existing restaurants will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase existing restaurant sales depends in part on our ability to successfully implement our initiatives to increase turnover, such as increasing the number of food deliveries and the number of menu selections. It is possible that we will not achieve our targeted existing restaurant sales growth or that existing restaurant sales could decrease, or that we will not achieve our targeted level of expansion within existing geographic markets. If any of this were to happen, sales and profits growth may be materially and adversely affected.

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

We plan to open new restaurants in markets where we have little or no operating experience. In 2011, we opened our second and third restaurant in Beijing and our first restaurant in Yunnan Province. These and other markets in which we open new restaurants may have different competitive conditions, consumer tastes and discretionary spending patterns from our existing markets. As a result, any new restaurants we open in those markets may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with our brand and we may need to build brand awareness in that market through greater investments in advertising and promotional activities than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our business philosophy and culture. Restaurants opened in new markets may also have lower average sales or higher construction, occupancy or operating costs than restaurants in existing markets. In addition, we may have difficulty in finding reliable suppliers or distributors with adequate supplies of ingredients meeting our quality standards in the new markets. Sales at restaurants opened in new markets may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting our overall profitability.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have experienced rapid growth, and further expansion may place significant strain on our management and resources. We have increased the number of our restaurants in China from 9 as of December 31, 2007 to 199 as of December 31, 2011, and we plan to continue to expand our operations in different geographic locations in China. This further expansion may place substantial demands on our management and our operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain consistent food and service quality and preserve our corporate culture to ensure that our brand does not suffer as a result of any deterioration, whether actual or perceived, in the quality of our food or service. To manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

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

As we lease the property for substantially all of our restaurants, we have significant exposure to the retail rental market in China. For the years ended December 31, 2008, 2009, 2010 and 2011, our restaurant rental expenses amounted to approximately RMB17.9 million, RMB38.5 million, RMB64.3 million and RMB96.2 million ($15.3 million), respectively, representing 7.8%, 7.8%, 8.6% and 9.4% of our total revenues during the respective periods. Since rental expenses represent a significant portion of our total operating expenses, our profitability may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.

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

Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. We believe that maintaining and enhancing the “ CSC” brand is important to maintaining our competitive advantage. However, our ability to maintain our brand recognition depends on a number of factors, some of which are beyond our control. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to further develop and maintain our distinctive combination of delicious menu offerings, affordable prices and clean dining environments throughout our restaurant chain, as well as on our ability to respond to competitive pressures. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. For instance, in November 2011, we attracted a short period of negative press coverage related to the sanitary conditions in one of our restaurants in Chengdu, and sales in several of our Chengdu area restaurants dipped temporarily. We addressed the sanitary conditions and implemented a targeted short-term sales promotion program involving discounted food pricing which put pressure on our overall gross margin. Although we believe our brand and reputation were not materially affected by these events, we cannot assure you that any future such events will not have a material adverse effect on our brand, reputation, business or results of operations. As we continue to grow in size, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.

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

We generated 94.8%, 93.4%, 92.3% and 91.9% of our revenues in 2008, 2009, 2010 and 2011, respectively, from our restaurants in Chongqing municipality and Sichuan province in China. We expect these markets to continue to account for a substantial portion of our revenues in the near future. If either Chongqing municipality or Sichuan Province experiences an event negatively affecting its consumer food services industry, such as a local economic downturn, a natural disaster, a contagious disease outbreak or a terrorist attack, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.

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

Our future success depends heavily upon the continuing services of our senior management team, in particular one of our founders, Ms. Hong Li, who has been our leader since our inception. Ms. Li currently serves as our chairman and chief executive officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our business and results of operations may be materially and adversely affected. In 2011 and 2012, certain of our executive officers left our company for personal reasons. Competition for experienced management personnel in the quick service restaurant sector is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose trade secrets and know-how as a result. Furthermore, if other businesses affiliated with our founders compete with us for qualified restaurant managers and employees, potential premises for restaurant operations and other resources, it could materially and adversely affect our business operations and expansion plans. Any actual or perceived competition from our founders’ outside businesses could have a material adverse effect on our business operations and investors’ confidence in us. Our founders and executive officers have entered into confidentiality and non-competition agreements with us. If any disputes arise between any of our founders and executive officers and us, it may be difficult to enforce these agreements against these individuals.

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

The cost of ingredients we use in our restaurants depends on a variety of factors, many of which are beyond our control. Food ingredients represented approximately 46.1%, 44.7%, 44.2% and 44.8% of our restaurant revenues for the years ended December 31, 2008, 2009, 2010 and 2011, respectively. Fluctuations in weather, supply and demand and economic conditions could adversely affect the cost, availability and quality of our critical food ingredients. If we are not able to obtain requisite quantities of quality ingredients at commercially reasonable prices, our ability to provide the menu items that are central to our business would be adversely affected. In addition, the PRC food price index increased by 14.3% from December 2010 to December 2011, which partially contributed the increase in our costs in food ingredients. If the cost of ingredients that we use in our restaurants increases in the future and we cannot pass these cost increases onto our customers, our operating margins may decrease.

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

Our business is subject to various compliance and operational requirements under PRC laws. The failure of any of our restaurants to comply with applicable laws and regulations, including laws governing our relationship with our employees, may incur substantial fines and penalties from the relevant PRC government authorities. Each restaurant in our chain must hold a basic business license issued by the local government authorities and must have restaurant operations within the business scope of its business license. Under PRC regulations, any business operating without a valid business license may be subject to fines of up to RMB100,000 ($15,888), confiscation of gains from the business and/or closure of the business. Our business is also subject to various regulations that affect various aspects of our business in the cities in which we operate, including fire safety, food hygiene and environmental protection. Our restaurants must obtain various licenses and permits under these regulations. Some of our restaurants have not obtained all the requisite licenses and permits. We are making diligent efforts to obtain as many of the missing permits as possible. Although we have not been subject to any material fines or other penalties in relation to any non-compliance in the past, if we fail to cure such non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from the related restaurants or the suspension of operations of the restaurants that do not have all the requisite licenses and permits, which could materially and adversely affect our business and results of operations. See also “Item 4.B — Business Overview — Regulation—Regulations on the Food Safety and Licensing Requirements for Consumer Food Services” and “Item 4.B — Business Overview — Regulation—Regulations on Fire Prevention.”

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

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to a total of 10,000,000 ordinary shares. As a result of these option grants and potential future grants under the plan, we have incurred and expect to continue to incur share-based compensation expenses. We had share-based compensation expenses of RMB15.8 million ($2.5 million) for the year ended December 31, 2011. As of December 31, 2011, there was RMB54.9 million ($8.3 million) in total unrecognized compensation expenses related to unvested share-based compensation arrangements granted under our share incentive plan. The additional expenses associated with share-based compensation awards granted under our share incentive plan may materially impact our future results of operations. However, if we limit the size or number of grants under our share incentive plan to minimize the additional expenses associated with share-based compensation, we may not be able to attract or retain key personnel.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 74.44% of our outstanding shares as of April 1, 2011. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We have limited insurance coverage.

As of December 31, 2011, we have obtained insurance policies that we believe are customary for similar companies in China. We currently have in place property insurance, business interruption insurance, third-party liability insurance and money insurance for many of our restaurants currently in operation. For more details, see “Item 4.D — Property, Plants and Equipment — Insurance.” However, our insurance coverage may not be adequate to cover all losses that may occur, particularly with respect to loss of business and reputation. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business and results of operations may be materially and adversely affected.

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

We and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. However, we and our lessors had not obtained registrations from the relevant authorities for the majority of our leased restaurant properties. Although the lack of registration with a governmental authority will not invalidate a lease agreement in a PRC court, it may expose both our lessors and us to monetary fines. Such fines may, in the aggregate, have an adverse effect on our financial condition. In addition, based on the specific land use right certificates and property ownership certificates currently held by our lessors, certain properties we lease are not designated for commercial service purposes Failure to ensure that the properties we lease are operated in compliance with their designated use may subject our lessors or us to various administrative actions, including fines or suspension of our restaurant operations. Before entering into any new lease agreement, we normally conduct legal and regulatory due diligence investigations to confirm that our intended use of the property is consistent with the land-use regulations and the lease arrangement is in compliance with applicable PRC regulations. Also, we intend to require our lessors to indemnify us for related losses arising from any non-compliance on the part of our lessors in any of our future new lease agreements. However, if we are not adequately indemnified by the lessors for our losses or the fines or other penalties imposed on us for non-compliance with land- and property-related PRC laws and regulations, our business and financial condition may be materially and adversely affected.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In August 2010, November 2010, March 2011 and June 2011, we raised the wages of our restaurant staff and management. Such wage raises have had and will continue to exert pressure on our operating margin. Further, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. In addition, high inflation may reduce the disposable income of our customers or dampen their willingness to dine at restaurants.

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

If preferential tax treatments become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, our results of operations would be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, received preferential tax status for the years 2008 through 2010 from the State Tax Bureau in Chongqing, under which it paid enterprise income tax, or EIT, at a rate of 15%. However, the PRC National Audit Office issued a letter in May, 2011, stating that several restaurant companies, including Chongqing Xinghong Growing Rich Management Co., Ltd., should not have been granted preferential tax status in 2009. Based on this letter, we concluded that the standard tax rate should also apply for the years 2008 and 2010, and recognized a one-time tax liability of RMB17.8 million ($2.8 million) related to the change for 2008, 2009 and 2010 during the quarter ended June 30, 2011. Of the total additional enterprise income tax, or EIT, RMB6.4 million ($1.0 million) relevant to 2009 was paid during the third quarter of 2011 in accordance with instructions received from the local tax authority.

Subsequently, in February 2012, the State Tax Bureau in Chongqing issued a written notice to us which confirmed that our Chongqing subsidiary would nonetheless be permitted to apply the preferential tax status for each of the three years ended December 31, 2008, 2009 and 2010. Further, the local tax authority has refunded the additional EIT of RMB6.4 million ($1.0 million) paid by the Company. The Company believes this determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination. Accordingly, the Company will reverse in the first quarter of 2012 the income tax liability of RMB11.4 million ($1.8 million) previously accrued in connection with the rate change for 2008 and 2010, as well as the additional EIT expense of RMB6.4 million ($1.0 million) for 2009.

As illustrated by our recent experience, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our positions and we are required to pay tax, interests and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, the income of CSC Cayman, our holding company, is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to CSC Cayman, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

All participants of our existing share incentive plan who are PRC domestic individuals are required to register with SAFE, and the failure to so comply could subject us and such participants to penalties.

On March 28, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, the 2007 Stock Option Rules. On May 29, 2007, SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. On February 25, 2012, the SAFE promulgated the Notice Regarding Administration of Foreign Exchange Issues on Domestic Individuals Participation in Share Incentive Plan of Overseas Listed Company, or the 2012 Stock Option Rules which has amended the 2007 Stock Option Rules slightly and repeal the 2007 Stock Option Rules. The purpose of both the 2007 Stock Option Rules and the 2012 Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and share option plans of overseas listed companies.

According to these regulations, PRC domestic individuals, including PRC citizens and foreign individuals, who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China, to handle various foreign exchange matters associated with these plans.The PRC domestic individuals shall appoint a PRC agent to process the foreign registration, account opening, capital transfer and exchange and an overseas institution to process the exercise of the options, purchase and sale of stocks or stakes and the capital transfer and other related matters. The PRC agents or employers should, on behalf of the PRC domestic individuals, apply annually to SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC citizens’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC citizens from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

We and our employees, directors and consultants who are PRC domestic individuals and who have participated in the share incentive plan registered with the local SAFE branch under the then effective Stock Option Rules, namely the 2007 Stock Option Rules in 2011. However, since we may grant stocks and/or options to our employees, directors and consultants from time to time, we cannot assure you that we can successfully complete the registrations for the stocks and/or options under the 2012 Stock Option Rules in the future. If we or our employees, directors and consultants who are PRC residents fail to complete these registrations, we or such persons may be subject to fines and legal sanctions. Any failure to comply with such regulations may subject us and the participants of our share incentive plan who are PRC domestic individuals to fines and legal sanctions and prevent us from being able to grant share incentive to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law provides stronger protections for employees and imposes more obligations on employers. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment. A significant number of our employees are contracted through Chongqing Investment Promotion Human Resources Management Services Co., Ltd., a third-party human resources company, that is responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if Chongqing Investment Promotion Human Resources Management Services Co., Ltd. fails to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. In addition, in the event we decide to significantly change or downsize our workforce, the Labor Contract Law could restrict our ability to terminate employee contracts and adversely affect our ability to make such changes to our workforce in a manner that is most favorable to our business or in a timely and cost effective manner, which in turn may materially and adversely affect our financial condition and results of operations. We cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further volatility in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries, CSC Cayman may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by CSC Cayman to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

In addition, any capital contributions to our PRC wholly-owned subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.

As a holding company, CSC Cayman relies principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to make payments or distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income based on PRC accounting standards each year to fund a statutory surplus reserve, until the accumulated amount of such reserve has reached 50% of its registered capital. The reserve funds amounted to RMB36.4 million ($5.8 million) as of December 31, 2011. This reserve is not distributable as dividends except in the event of liquidation of these subsidiaries. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to CSC Cayman or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See also “—Risks Relating to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs or ordinary shares may be subject to taxes under PRC tax laws, if we are classified as a Chinese ‘resident enterprise.’”

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

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the arrangement for avoidance of double taxation between mainland China and Hong Kong, the effective withholding tax applicable to a Hong Kong non-resident company is currently 5% if it directly owns no less than 25% stake in the Chinese foreign-invested enterprise and meets the conditions of beneficial owner.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. We cannot assure you that our Cayman Islands holding company, CSC Cayman, will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. It is also unclear whether the dividends CSC Cayman receives from our CSC China will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax, even if CSC Cayman is deemed to be a “resident enterprise” for PRC enterprise income tax purposes. If the Chinese tax authorities subsequently determine that CSC Cayman should be classified as a resident enterprise, foreign ADS holders will be subject to a 10% withholding tax upon dividends payable by us and gains on the sale of ADSs may also be subject to tax under the EIT Law. Any such tax may reduce the returns on your investment in our ADSs.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The closing trading prices of our ADSs ranged from US$6.60 to US$25.54 in 2011. The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies in the industry, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our executive officers and key personnel, fluctuations of exchange rates between RMB and the Canadian dollar or the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011. See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, investors could lose confidence in the reliability of our financial statements and the trading price of our ADSs could be negatively impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on our current income and assets and projections as to the value of our ADSs and ordinary shares, we do not expect to be classified as a passive foreign investment company, or PFIC (as defined for U.S. federal income tax purposes and as described below), for our current taxable year ending December 31, 2012, or for the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects and we will make a separate determination for each taxable year as to whether we are a PFIC (after the close of each taxable year). Depending upon the value of our assets based on the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be or become classified as a PFIC for U.S. federal income tax purposes. Hence, fluctuations in the market price of our ADSs or ordinary shares may cause us to be or become classified as a PFIC for the current taxable year or any subsequent taxable year.

Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. A non-U.S. corporation will be considered as a PFIC for U.S. federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of the value of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income means any income which would be considered foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. The market value of our assets will be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We and certain selling shareholders completed an initial public offering of 5,750,000 ADSs in September 2010 and we listed our ADSs on the New York Stock Exchange under the symbol “CCSC.”

Our principal executive offices are located at No. 1-2 5F Mingyi Floor, Junhao Building, No. 8 Jianxin North Road, Jiangbei District, Chongqing, People’s Republic of China, and our telephone number at that location is (86-23) 8671 2610. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 199 restaurants as of December 31, 2011, including 96 restaurants in Chongqing municipality and 70 restaurants in Sichuan province. Chongqing municipality and Sichuan province cover a region of 110 million people in Southwest China that is home to Sichuan cuisine, one of the best-known Chinese regional cuisines. We directly operate all of our restaurants for effective quality control and operational efficiency. We plan to further expand our geographic coverage and add approximately 70 restaurants in China by the end of 2012.

Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. Our standard menu features our most popular main dishes prepared in the Sichuan style as well as a wide selection of other dishes, appetizers, desserts and beverages. We periodically offer new dishes and seasonal menu selections to attract more customer visits. We estimate that our restaurants had approximately 92 million customer visits in 2011. We estimate that 75% of our customers visit our restaurants at least three times per month. For the year ended December 31, 2011, average traffic per restaurant per day was approximately 1,500 customers and our average table turnover per day was approximately 14 times for our restaurant chain.

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

Our revenues increased by 50.9% from RMB494.5 million in 2009 to RMB745.9 million ($113.0 million) in 2010, and by36.7% from RMB745.9 million to RMB1.0billion ($273.6 million) in 2011. We added 38 and 51 new restaurants, respectively, in 2009 and 2010, which contributed RMB124.5 million and RMB107.8 million revenues in 2009 and 2010, respectively. We further added 72 new restaurants in 2011, which contributed RMB115.3 million ($18.3 million) revenue in 2011. Our net income increased by 69.4% from RMB26.6 million in 2008 to RMB45.1 million in 2009, by 39.3% from RMB45.1 million in 2009 to RMB62.8 million in 2010 but decreased by 111.1% from RMB62.8 million to a net loss of RMB7.0 million ($1.1 million) in 2011.

Our highly standardized and efficient operations have enabled us to establish a scalable business model, as evidenced by our growth to date. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 199 restaurants as of December 31, 2011. Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants has always remained a major challenge to Chinese food restaurant chains. To overcome this difficulty and ensure the consistent quality of our dishes across different restaurants, we employ a standardized food preparation process that combines on-site food preparation by trained cooks with centralized supply of proprietary pre-mixed sauce packages, systematic provision of quality ingredients and a well-established cook-training program. For each dish, we develop a proprietary mix of seasonings, make the mixture into sauces in our central facility in Chongqing, and then put these sauces into sauce packages to be delivered to different cities and municipalities. Generally, we deliver our sauce packages to ingredients suppliers in each city or municipality who then combine our sauces with quality ingredients as required by each of our menu item recipes. We source quality ingredients from selected suppliers that meet our quality standards and intend to build regional logistic centers to streamline our supply chain. We maintain an effective cook-training program that enables us to systematically train new hires to become our expert cooks in three to six months.

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

We do not purchase raw ingredients directly from local farmers or butchers. Instead, we use suppliers to purchase ingredients for us based upon our terms, specifications and requirements, contributing to higher operating efficiency and better quality control. We estimate that we have 80 key food suppliers for our meats, vegetables, fruits, eggs and beverages. Purchases made from our ten largest suppliers in 2009, 2010 and 2011 were equal to approximately 32.0%, 36.5 % and 37.5% of our total purchase costs for these items in each of these periods, respectively.

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

On-site Food Preparation

Our dishes are freshly prepared on stovetops in batches by our well-trained cooks in each restaurant kitchen. Our ingredients and sauce packages are conveniently pre-mixed and stored in our restaurants and stand ready to be stir-fried or otherwise cooked by our cooks at any time. Our cooks then prepare a batch of each menu item at a time on our restaurant stovetops, making the dishes ready to be served. The timing of stovetop preparation is closely aligned with studied customer consumption patterns to minimize the time lapse between stovetop preparation and serving of food to customers; the preparation of every batch of each item is carefully timed. We have a web-based information system that allows us to monitor daily revenues from our restaurants. In addition, we reduce our batch size during non-peak dining times to maintain quality and minimize waste. For example, when we determine the quantity and preparation schedule of each menu item for a certain day of the week, we take into account sales data of the same menu item for the same week day during the last three weeks so as to estimate how much of each menu item should be cooked and at what time intervals. On average, we allow each prepared dish to spend no more than 60 minutes on our state-of-the-art food warmer system before we replace it with a freshly cooked batch. This ensures that our customers enjoy the type of freshly cooked, hot dishes associated with everyday home cooking.

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

Our Services and Customer Experience

Our Services

Our food takes hours to prepare off-site, but once the quality ingredients for our dishes are combined with our sauce packages and delivered to each individual restaurant, each dish can be cooked and become ready to serve in a very short amount of time. When customers come into our restaurants, they select items from our menu, and we typically deliver the finished dishes to the customer within 60 seconds. We believe that the speed with which we serve our customers, along with the consistent quality of the food we offer—in terms of both freshness and taste—contributes significantly to our popularity.

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

Our Restaurants

CSC Restaurants

As of December 31, 2011, we directly owned and operated 199 restaurants in China, all of which are operated under our
“ CSC” brand.

We own all of our restaurants and operate them through operating subsidiaries located in seven geographic areas. We currently intend to continue expanding through wholly owned restaurants as opposed to franchise restaurants. We believe that our current business model allows us to have effective control over the quality of our food offerings and customer service.

The following table shows the number of our restaurants in China as of December 31, 2011, based on a breakdown by province, municipality, city or town:

Number of Restaurants
Chongqing Municipality	96
Sichuan Province	70
Shaanxi Province	18
Shanghai Municipality	5
Hunan Province	3
Beijing Municipality	3
Guizhou Province	3
Yunnan Province	1

Total	199

We do not own the real property on which, or the buildings in which, most of our restaurants are operated, other than for six of our existing restaurants, four in Chongqing and two in Chengdu. We also own the underlying properties for two of our restaurants in Chongqing that are currently under development. We intend to continue to primarily use rental properties for our restaurants. Nonetheless, we may purchase property on which our restaurants are located or properties where we have particular interest in opening a restaurant, if such property becomes available at a reasonable price.

We plan to further expand our geographic coverage and expect to increase the number of our restaurants to approximately 270 by the end of 2012.

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

We follow a disciplined and systematic expansion process with respect to our new restaurants. Our selection of new potential locations for our restaurants is based on various factors, including existing market competition, the size of potential customer base and the economic conditions of each particular region. Our centralized project management team focuses on developing opening strategies, planning annual capital expenditure and developing and refining evaluation models, while our regional development teams from our different operating subsidiaries have the primary responsibility of researching and evaluating new markets and locations, conducting feasibility studies for proposed locations, identifying management personnel for these new restaurants and negotiating the commercial terms of our leases. We also rely on our regional development teams to help us establish and coordinate relationships with local governments, supervise construction contractors, and monitor the performance of our restaurants, which help influence future market and location selections.

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

In addition to current cities where we have restaurants, we have identified Guiyang, Kunming, and several other cities as our key target cities for our expansion in 2012 and beyond. Each of these key target cities has a population of over 3 million and is a regional commercial center.

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

Regional management. On a regional level, our existing restaurant operations in the PRC are divided into eight geographic regions—Chongqing, Shanghai, Beijing, Sichuan, Hunan, Shaanxi, Yunnan and Guizhou—all under the general management and oversight of our operational headquarters in Chongqing. Our operations in each geographical region are headed by a regional operating subsidiary or branch located in Chongqing, Shanghai, Beijing, Chengdu, Changsha, Xi’an, Kunming and Guiyang, respectively. Our regional management team typically comprises a general manager, an operational director and a finance manager. Our regional management team is responsible for proposing sites for new restaurants, recommending pricing policies in that region for headquarters approval, reviewing applications for procurement from local suppliers, providing training to our employees and conducting regional level marketing activities. In addition, in large sites we have district management teams within regions that are in charge of overseeing restaurants in each particular district under its management on a more day-to-day basis.

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

From time to time, we conduct promotional activities designed to raise customer awareness of our brand. Such activities include issuing products containing our brand name and logo, advertising through various media and conducting in-store promotional activities such as distribution of in-store coupons. We currently spend our promotional budget primarily on print media in markets where we already have some existing market presence, but we also intend to pursue focused marketing activities to reach out to areas with large potential customer populations, including handing out fliers in schools and placing advertisements in residential communities and office buildings. We spent approximately RMB3.2 million, RMB6.7 million and RMB7.3 million ($1.2 million) on marketing activities and promotional campaigns in the years ended December 31, 2009, 2010 and 2011, respectively.

Seasonality

Our revenues, operating expenses and operating cashflow have historically been higher during the third quarter than other quarters. This primarily results from an increase of customer traffic during the summer each year.

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

Technology

We use information technology systems to help us operate efficiently, increase the scalability of our business and accommodate future growth. We currently use a combination of commercially available and custom-developed software and hardware systems, including enterprise resource planning software and point of sale tracking software. We are in the process of undergoing a systems upgrade to provide us with increased capacity to analyze up-to-date financial and operating information from restaurants directly delivered to our management throughout each day, as well as to expand our capacity to effectively manage inventory and supplies by systematically tracking food served and ingredients needed for restaurants and timely transmit such information to our subsidiaries and headquarters. Our technology system has several key benefits: it simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale programs and services and automates of much of the administration of our business. Our upgraded system will enhance such benefits and help us remain up-to-date in the efficient management of our business operations.

Intellectual Property

Given the importance of the “ CSC” brand to our business, our intellectual property is an important element of our business. We rely on copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and other third parties, to protect our intellectual property rights.

For risks and uncertainties associated with our intellectual property, see “Item 3.D — Risk Factors—Risks Related to Our Industry and Business—Our business depends significantly on the market recognition of our “ CSC” brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.”

Insurance

We believe that we are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We currently have the following types of insurance, with certain deductibles and limitations of liability in place for our operating restaurants: (1) property insurance covering all risks of physical loss of, or damage to, our property; (2) business interruption insurance; (3) third-party liability insurance indemnifying us for damages for which we may become legally liable arising out of our business operations; and (4) money insurance which covers money in restaurants or in transit accompanied by our authorized employees during business hours between our restaurants or offices and banks, customers’ premises or post offices. However, our insurance coverage may not be adequate to cover all losses that may occur. See “Item 3.D — Risk Factors—Risks Relating to Our Industry and Business—We have limited insurance coverage.”

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

•	using water which conforms to the national hygiene standards for drinking water; and

•	using detergent or disinfectant which is safe and not harmful to the human body.

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

Each of our restaurants is required to obtain a food service operating permit in order to offer food services and our central kitchen is also required to obtain a food service operating permit in order to conduct food processing activities. We must also follow the requirements set forth in the Food Safety Law, the Implementation Rules of the Food Safety Law, the Administrative Measures on License of Consumer Food Service and the Administrative Measures on the Supervision of Food Safety on Consumer Food Service.

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

Our operations are subject to regulations on the consumer food services industry, as discussed above, and our restaurants are required to obtain various licenses and permits under these regulations. Some of our restaurants have not obtained all the requisite licenses and permits. See “Item 3.D — Risk Factors—Risks Relating to Our Industry and Our Business—Failure to comply with government regulations relating to the consumer food services industry, fire safety, food hygiene and environmental protection could materially and adversely affect our business and operating results.”

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

SAFE Circular No. 75 and the related Implementation Rule

On October 21, 2005, SAFE issued SAFE Circular No. 75, which became effective as of November 1, 2005, and in May 2011, SAFE issued an implementation rule, SAFE Circular No. 19, which took effect as of July 1, 2011. SAFE Circulars No. 75 and No.19 require Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets for the benefits of third parties or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Item 3D — Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

Regulations on Employee Stock Options Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, or the 2007 Stock Option Rules. On February 25, 2012, the SAFE promulgated the Notice Regarding Administration of Foreign Exchange Issues on Domestic Individuals’ Participation in Share Incentive Plans of Overseas Listed Companies, or the 2012 Stock Option Rules, which have amended and repealed in part the 2007 Stock Option Rules. The purpose of both the 2007 Stock Option Rules and the 2012 Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and share option plans of overseas listed companies.

According to the 2007 and 2012 Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such individual an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock ownership or share option exercises. Concurrent with the filing of such application with the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

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

We and our employees, directors and consultants who are PRC domestic individuals and who have participated in the share incentive plan have applied to the local SAFE branch for registration under the then effective Stock Option Rules, namely the 2007 Stock Option Rules. However, since we may grant stocks and/or options to our employees, directors and consultants from time to time, we cannot assure you that we can successfully complete the registrations under the Stock Option Rules in the future. If we or our employees, directors and consultants who are PRC domestic individuals fail to complete these registrations, we or such persons may be subject to fines and legal sanctions. See “Item 3.D–Risk Factors—Risks related to Doing Business in China—All participants of our existing share incentive plan who are PRC citizens are required to register with the SAFE, and the failure to so comply could subject us and such participants to penalties.”

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

Legal Restrictions on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises is the Corporate Law, as amended on October 27, 2006. Under the Corporate Law, our subsidiaries in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, Chinese companies are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends except in the event these subsidiaries are liquidated. See “Item 3.D — Risk Factors—Risk Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”

C.	Organizational Structure

We conduct substantially all of our restaurant operations through CSC China and its subsidiaries. The following diagram illustrates our corporate structure:

For a complete list of subsidiaries, see Exhibit 8.1.

D.	Property, Plants and Equipment

Facilities

The following table shows the area of our owned and leased facilities, including office, restaurant, central kitchen and warehouse space, as of December 31, 2011, based on a breakdown by province and municipality:

	Owned			Leased
	Office Space	Restaurant Space	Central Kitchen and Warehouse Space	Office Space	Restaurant Space	Central Kitchen and Warehouse Space
	(square meters)
Chongqing Municipality	1,344	3,396	17,635	259	46,973	—
Sichuan Province	—	1,047	—	504	29,061	5,400
Shaanxi Province	—	—	—	120	7,742	—
Shanghai Municipality	—	—	—	75	2,587	—
Hunan Province	—	—	—	85	1,359	—
Beijing Municipality	—	—	—		771	—
Guizhou Province	—	—	—		1,047	—
Yunnan Province	—	—	—		340	—

Total	1,344	4,443	17,635	1,043	89,880	5,400

During the fiscal years 2009, 2010 and 2011, we incurred approximately RMB38.5 million, RMB 64.3 million and RMB96.2 million ($15.3 million), respectively, in rental expenses under the leases for our restaurant properties. For more details as to the location and usage of these facilities, please also see “Item 4.B—Business Overview—Our Restaurants.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “ Item 3.D. Key Information—Risk Factors ” and elsewhere in this annual report.

A.	Operating Results

Overview

Our restaurant chain grew from 43 restaurants as of January 1, 2009 to 199 restaurants as of December 31, 2011, including 96 restaurants in Chongqing municipality and 70 restaurants in Sichuan province. Our revenues increased by 50.9% from RMB494.5 million in 2009 to RMB745.9 million in 2010 and by 36.7% from RMB745.9 million to RMB1,019.6 million ($162.0 million) in 2011. We added 38 and 51 new restaurants respectively in 2009 and 2010, which contributed revenues of RMB124.5 million and RMB107.8 million in 2009 and 2010, respectively. We further added 72 new restaurants in 2011, which contributed revenues of RMB115.3 million ($18.3 million) in 2011. Our net income increased from RMB45.1 million in 2009 to RMB62.8 million in 2010 and decreased by 111.1% from RMB62.8 million to a net loss of RMB7.0 million ($1.1 million) in 2011. We plan to increase the number of our restaurants to approximately 270 by the end of 2012.

Key Factors Affecting our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of restaurants in operation

Our revenues are affected to a significant extent by the number of restaurants we have in operation. We generated substantially all of our revenues from sales at our restaurants. Accordingly, new restaurants have contributed substantially to our revenue growth. The table below shows the number of restaurants in operation as of the dates indicated:

	As of December 31,
	2009	2010	2011
Number of Restaurants:
Chongqing Municipality	48	69	96
Sichuan Province	22	45	70
Other Regions	11	17	33

Total	81	131	199

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

We substantially increased the number of our restaurants in 2008 and 2009 in order to increase our market share in our principal markets. As part of such growth strategy at the time, in addition to opening new restaurants, we purchased operating assets of 24 and 8 restaurants that were owned and operated by self-employed owners who were not affiliated with us at the time in 2008 and 2009, respectively. Such assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. Although we only purchased operating assets and we changed the restaurant management and upgraded the renovations and services subsequent to these transactions, we accounted for such purchases as business combinations due to the continuity of the revenue generating activities. Total consideration for the purchase of the 32 restaurant operating assets as described above was RMB15.5 million ($2.5 million), including cash paid to the self-employed owners in the amount of RMB9.2 million ($1.4 million) and 2,800,000 shares of our ordinary shares. The excess of the total cash and share-based consideration over the fair value of the assets purchased was recorded as goodwill. By acquiring the operating assets of these restaurants, we also obtain various intangible benefits such as strategic business locations with close proximity to major office buildings and shopping centers, ideal traffic flow patterns, and further expansion of our restaurants chain coverage in a given geographic area. Our growth strategy relies primarily on operating new restaurants and no acquisitions of restaurants took place in 2010 or 2011.

Comparable restaurant sales

We believe that comparable restaurant sales are an important benchmark of our operations. As we continue to add new restaurants to our chain each year, we believe that comparable restaurant sales provide a meaningful period-to-period comparison of restaurant performance because they exclude increases that are due to the opening of new restaurants. We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison. For example, our comparable restaurants for years 2009 and 2010 are restaurants that were open throughout both 2009 and 2010.

The table below shows our comparable restaurant sales for the period indicated:

	For the year ended December 31,
	2009	2010	2010	2011
Number of comparable restaurants	43	43	81	81
Revenues for comparable restaurants (in RMB thousands)	369,429	394,719	615,910	629,635
Percentage increase during comparable periods	6.8%		2.2%

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

Food and paper costs

Food and paper costs are the largest component of our operating expenses, representing 48.4%, 47.1% and 47.5% of our revenues in 2009, 2010 and 2011, respectively. The following table shows the breakdown of our food and paper costs in 2009, 2010 and 2011:

	For the Year Ended December 31
	2009		2010		2011
	Cost	% of revenue	Cost	% of revenue	Cost	% of revenue
Food and beverage	221,227	44.7%	329,728	44.2%	457,017	44.8%
Paper	18,130	3.7%	21,694	2.9%	26,862	2.7%

Total Food and Paper	239,357	48.4%	351,422	47.1%	483,879	47.5%

Our food and beverage purchases are generally determined by prevailing market prices in China. The prices of food in China rose significantly in 2008 and 2009. According to the National Bureau of Statistics of China, the PRC food price index, its food inflation indicator, experienced year-on-year increases of 14.3% and 0.7% in 2008 and 2009, respectively. Despite these rising costs, we have been able to pass the increased costs onto our customers by increasing prices and introducing food items with a higher margin. In addition, with an increased number of restaurants, we stepped up our efforts to centralize supply and thus enhanced our bargaining power on pricing with vendors. The PRC food price index increased by 14.3% from December 2010 to December 2011, and we expect that the rate of increase will remain significant in 2012. We increased prices of our menu items in June 2011 to address the increase in costs of food in China. As a result of the expansion of our operations and the inflation pressure in China, we expect the food and paper costs to continue to increase in the future.

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

The salary level of employees in the consumer food services industry in China has been rising in recent years. In addition, when we open new restaurants, we have to hire staff before restaurants are opened and thus we normally incur wages for those restaurants before they begin to generate revenue. As a result, our restaurant wages and related expenses increased as a percentage of revenue from 15.6% in 2009 to 16.0% in 2010 and further to 16.8% in 2011. We expect our restaurant staff wages and related expenses to continue to increase as a percentage of revenue and in total as inflationary pressures in China drive up wages and as we continue to increase the number of our restaurants.

Rental expenses

We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have initial lease terms of 5 to 10 years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. Property rental prices in China have generally been rising since 2007, particularly in the larger and more developed cities where a majority of our restaurants are located. Our rental expenses were 7.8% of our revenues in 2009 and increased to 8.6% in 2010 and to 9.4% in 2011. With the expansion of our operations, we expect our rental expenses to continue to increase in the future.

We intend to continue to rely on leasing properties for our restaurants. Nonetheless, should appropriate opportunities arise, such as if the real estate on which some of our more mature and profitable restaurants become available, or properties where we have particular interest in opening a restaurant if such properties becomes available at a reasonable price, we may strategically purchase these properties to hedge against potential rises in rental costs.

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

Long-lived Assets

We review our long-lived assets, particularly property and equipment, for impairment at the restaurant level. We use one year of operating losses as the primary indicator of potential impairment testing of these restaurant assets. If an indicator of impairment exists for any of the assets, an estimate of the undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, we then determine the fair value of the asset and if an asset is determined to be impaired the loss is measured by the excess of the carrying amount of the asset over its fair value.

Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual restaurant, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of consumer spending and access to our restaurants. We were not aware of any impairment charge of long-lived assets during the years ended December 31, 2009. The impairment charges of long-lived assets recorded were RMB2.1 million and RMB6.4 million ($1.0 million) during the years ended December 31, 2010 and 2011, primarily representing costs related to asset impairment charges in two and six underperforming restaurants, respectively.

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down. To assess potential impairment of goodwill, we perform an assessment of the carrying value of each individual restaurant at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of each individual restaurant below its carrying value. If the carrying value of an individual restaurant exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the individual restaurant’s goodwill exceeds its implied fair value. We estimate the fair value of each individual restaurant through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the individual restaurant, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our individual restaurant will change, which could affect the amount of goodwill impairment charges, if any. We have not recognized any impairment charge on goodwill for the years ended December 31, 2009 and 2010. In 2011, we closed Chongqing Xiji restaurant, one of our purchased restaurants, and as a result, goodwill relevant to Xiji restaurant of RMB0.3 million ($0.04 million) was written off.

Share-Based Compensation

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to 7,720,000 ordinary shares. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2012, options to purchase 4,392,528 ordinary shares and 1,912,804 restricted shares are outstanding under this plan.

We recognize share-based compensation expenses based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period.

The options we grant may contain early exercise feature for tax planning purposes, pursuant to which a grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Restricted shares associated with the early exercised options are not considered to have been issued, or outstanding, until this repurchase right has lapsed. We record the proceeds received from grantees on early exercise as a liability on the consolidated balance sheet, which will be reversed when the underlying non-vested restricted shares vest.

We have performed contemporaneous valuation of the options and restricted shares issued in 2010 and 2011. The fair value of restricted shares is estimated based on the fair value of the ordinary shares on the grant date. The options are priced using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of our ordinary shares on the grant date, expected stock price volatility, forfeiture rate, risk-free rate and expected price multiple at which employees are likely to exercise stock options. We have used historical data to estimate the forfeiture rate. Expected volatilities are estimated based on the average volatility of comparable companies over a time period commensurate with the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used in calculating the fair value of share options represents the management’s best estimations, but these estimations involve highly uncertainties and the application of management judgments. We estimate the forfeiture rate based on the past employee retention rate and our expectation of future retention rates. We will prospectively evaluate our estimated forfeiture rate based on actual history and our compensation expense may change based on our actual forfeiture rate we experience.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating loss in the China fast food industry, tax planning strategy implemented and other tax planning alternatives. As of December 31, 2011, we had deferred tax assets of RMB9.2 million ($1.5 million) generated from net loss carryforward before valuation allowance. We accrued a 100% valuation allowance since it is more likely than not that the operating loss will not be utilized before expiration.

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

	For Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(in thousands)
Revenue—restaurant sales	494,559	745,939	1,019,553	161,991
Costs and expenses:
Restaurant expenses:
Food and paper	239,357	351,422	483,879	76,881
Restaurant wages and related expenses	76,890	119,052	171,375	27,229
Restaurant rent expenses	38,546	64,284	96,200	15,285
Restaurant utilities expenses	31,073	46,746	65,626	10,427
Other restaurant operating expenses	28,774	33,106	54,563	8,669
Selling, general and administrative expenses	13,360	32,330	67,465	10,719
Pre opening expenses	—	5,906	15,993	2,541
Depreciation	10,999	21,288	38,274	6,081
Impairment charges	—	2,087	6,396	1,016
Total operating expenses	438,999	676,221	999,771	158,848

Income from operations	55,460	69,718	19,782	3,143

Interest income	758	3,465	17,226	2,737
Foreign exchange gain (loss)	3	(2,715)	(15,466)	(2,457)
Other income (loss)	490	6,893	9,403	1,494

Income before income taxes	56,711	77,361	30,945	4,917
Income tax expenses	(11,632)	(14,551)	(37,895)	(6,021)

Net income (loss)	45,079	62,810	(6,950)	(1,104)

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our revenues increased by RMB273.6 million ($43.5 million), or 36.7%, from RMB745.9 million in 2010 to RMB1.01 billion ($162.0 million) in 2011. This increase was primarily due to:

•	an RMB2.2 million ($0.4 million) increase in revenues contributed by 81 restaurants opened prior to December 31, 2009;

•	an RMB156.1 million ($24.8 million) increase in revenues contributed by 51 restaurants added during 2010 (including one restaurant closed in 2010); and

•	RMB115.3 million ($18.3 million) in revenues contributed by 72 restaurants added in 2011 (including four restaurants closed in 2011).

We increased the number of our restaurants from 131 as of December 31, 2010 to 199 as of December 31, 2011.

Food and paper

Our cost of food and paper increased by 37.7% from RMB351.4 million in 2010 to RMB483.9 million ($76.9 million) in 2011, primarily as a result of the expansion of our restaurant chain and increased food costs. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB329.7 million in 2010 to RMB457.0 million ($72.6 million) in 2011, and an increase of cost associated with paper and other food packaging materials from RMB21.7 million in 2010 to RMB26.9 million ($4.3 million) in 2011. As a percentage of revenues, cost of food and paper increased from 47.1% in 2010 to 47.5% in 2011.

Restaurant wages and related expenses

Our restaurant wages and related expenses costs increased by 43.9% from RMB119.1 million in 2010 to RMB171.4 million ($27.2 million) in 2011. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2011 and, to a lesser extent, from share-based compensation expenses of RMB1.9 million ($0.3 million) and an overall increase in the levels of salaries and other employee benefits in 2011. As a percentage of our revenues, restaurant wages and related expenses increased from 16.0% in 2010 to 16.8% in 2011, primarily due to new restaurants opened in the period as it took time for the new restaurants to ramp up sales while restaurant wages and related expenses were incurred during the ramp-up period.

Restaurant rental expenses

Restaurant rental expenses increased by 49.6% from RMB64.3 million in 2010 to RMB96.2 million ($15.3 million) in 2011, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rental increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 8.6% in 2010 to 9.4% in 2011, primarily because it took time for the new restaurants opened during the period to ramp up sales.

Restaurant utility expenses

Restaurant utility expenses increased by 40.4% from RMB46.7 million in 2010 to RMB65.6 million ($10.4 million) in 2011. As a percentage of revenue, restaurant utility expenses slightly increased to 6.4% in 2011 from 6.3% in 2010.

Other restaurant operating expenses

Other restaurant operating expenses increased by 64.8% from RMB33.1 million in 2010 to RMB54.6 million ($8.7 million) in 2011. As a percentage of revenues, other restaurant operating expenses increased from 4.4% in 2010 to 5.4% in 2011, primarily due to increased spending in warehousing, logistics and in-store promotions.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 108.7% from RMB32.3 million in 2010 to RMB67.4 million ($35.1 million) in 2011. Such increase was primarily due to an increase in the size of our operations, the increase in promotion and marketing expenses and, to a lesser extent, share-based compensation expenses. As a result, the salaries, wages and other compensation expenses increased. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB12.5 million ($2.0 million) in 2011, as compared to RMB4.2 million in 2010. As a percentage of revenues, our selling, general and administrative expenses increased from 4.3% in 2010 to 6.6% in 2011.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses increased from RMB5.9 million in 2010 to RMB16.0 million ($2.5 million) in 2011. The increase was primarily due to the increase in the number of restaurants under preparation for opening in 2011.

Depreciation

Depreciation in 2011 amounted to RMB38.3 million ($6.1 million), representing an increase of 79.8% as compared to RMB21.3 million in 2010. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 2.9% in 2010 to 3.8% in 2011.

Impairment charges

Impairment charges are expenses incurred as a result of asset impairment and the closure of a restaurant and the processing facility. Impairment charges were RMB6.4 million ($1.0 million) in 2011 and RMB2.1 million in 2010.

Income tax expenses

Our income tax expenses increased by 160.4% from RMB14.6 million in 2010 to RMB37.9 million ($6.0 million) in 2011. The increase in our income tax expenses was primarily due the one-time levy of the company’s Chongqing subsidiary amounted to RMB17.8 million ($2.8 million) related to the withdrawal of previously granted preferential tax treatment in 2011.

In February 2012, the State Tax Bureau in Chongqing issued a written notice to the company which confirmed that the company’s Chinese subsidiary would nonetheless be permitted to apply the preferential tax treatment for each year ending December 31, 2008, 2009 and 2010. Further, the local tax authority has refunded the additional EIT of RMB6.4 million ($1.0 million) for 2009 paid by the Company in 2011 in connection with the notification of the change in tax. The company believes this determination by the tax authorities represents a reversal of an earlier decision taken, and will recognize the effect of which in the first quarter of 2012.

Net income

As a result of the above, our net income decreased by 111.1% from RMB62.8 million in 2010 to a net loss of RMB7.0 million ($1.1 million) in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our revenues increased by RMB251.4 million, or 50.9%, from RMB494.5 million in 2009 to RMB745.9 million in 2010. This increase was due to:

•	an RMB24.2 million increase in revenues contributed by 43 restaurants opened prior to December 31, 2008;

•	an RMB119.4 million increase in revenues contributed by 38 restaurants added during 2009; and

•	an RMB107.8 million in revenues contributed by 51 restaurants added in 2010 (including one restaurant closed in 2010).

We increased the number of our restaurants from 81 as of December 31, 2009 to 131 as of December 31, 2010.

Food and paper

Our cost of food and paper increased by 46.8% from RMB239.4 million in 2009 to RMB351.4 million in 2010, primarily as a result of the expansion of our restaurant chain. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB221.2 million in 2009 to RMB329.7 million in 2010, and an increase of cost associated with paper and other food packaging materials from RMB18.2 million in 2009 to RMB21.7 million in 2010. As a percentage of revenues, cost of food and paper decreased from 48.4% in 2009 to 47.1% in 2010.

Restaurant wages and related expenses

Our restaurant wages and related expenses costs increased by 54.8% from RMB76.9 million in 2009 to RMB119.1 million in 2010. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2010 and, to a lesser extent, from share-based compensation expenses of RMB1.5 million and an overall increase in the levels of salaries and other employee benefits in 2010. As a percentage of our revenues, restaurant wages and related expenses increased from 15.6% in 2009 to 16.0% in 2010, primarily due to new restaurants opened in the period as it took time for the new restaurants to ramp up sales while restaurant wages and related expenses were incurred during the ramp-up period.

Restaurant rental expenses

Restaurant rental expenses increased by 66.8% from RMB38.5 million in 2009 to RMB64.3 million in 2010, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rental increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 7.8% in 2009 to 8.6% in 2010, primarily because it took time for the new restaurants opened during the period to ramp up sales.

Restaurant utility expenses

Restaurant utility expenses increased by 50.4% from RMB31.1 million in 2009 to RMB46.7 million in 2010. Restaurant utility expenses were equal to 6.3% of our revenues in both 2009 and 2010.

Other restaurant operating expenses

Other restaurant operating expenses increased by 15.1% from RMB28.8 million in 2009 to RMB33.1 million in 2010 (not including pre-opening expenses). As a percentage of revenues, other restaurant operating expenses decreased from 5.8% in 2009 to 4.4% in 2010. Were pre-opening expenses to be included in other restaurant operating expenses as was the case in 2009, other restaurant operating expenses would have been RMB 39.0 million in 2010.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 142.0% from RMB13.4 million in 2009 to RMB32.3 million in 2010. Such increase was primarily due to an increase in the size of our operations, the increase in promotion and marketing expenses and, to a lesser extent, share-based compensation expenses. In particular, we continued to increase our headcount at the corporate headquarters level in 2010 to support our operations and manage our supply chain. As a result, the salaries, wages and other compensation expenses increased. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB4.2 million in 2010, as compared to nil in 2009. As a percentage of revenues, our selling, general and administrative expenses increased from 2.7% in 2009 to 4.3% in 2010.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses were RMB5.9 million in 2010. Management started to track these expenses during the third quarter of 2010, prior to which these expenses were recorded in other restaurant operating expenses.

Depreciation

Depreciation in 2010 amounted to RMB21.3 million, representing an increase of 93.5% as compared to RMB11.0 million in 2009. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 2.2% in 2009 to 2.9% in 2010.

Impairment charges

Impairment charges are expenses incurred as a result of asset impairment and the closure of a restaurant and the processing facility. Impairment charges were RMB2.1 million in 2010 and nil in 2009, respectively.

Income tax expenses

Our income tax expenses increased by 25.1% from RMB11.6 million in 2009 to RMB14.6 million in 2010. The increase in our income tax expenses was primarily due to the increase in income before taxes. Our effective income tax rate decreased from 20.5% in 2009 to 18.8% in 2010, the higher effective tax rate in 2009 attributable to withholding tax paid on dividends. There were no such dividends paid in 2010.

Net income

As a result of the above, our net income increased by 39.3% from RMB45.1 million in 2009 to RMB62.8 million in 2010.

Inflation

Inflation in China affected our results of operations in 2010 and 2011 in the form of rising food prices. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. The PRC food price index increased by 14.3% from December 2010 to December 2011, and we expect that the rate of increase will remain significant in 2012. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as food material, personnel expenses, real estate leasing expenses, travel expenses and office operating expenses, may increase as a result of higher inflation. As of December 31, 2011, cash, cash equivalents and short-term investments accounted for approximately 56.4% of our assets. High inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Recent Accounting Pronouncements

On May 12, 2011, the FASB issued ASU 2011-04. ASU 2011-04 is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework — that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between ASU 2011-04 and its international counterpart, IFRS 13. While ASU 2011-04 is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. ASU 2011-04 is effective prospectively for interim and annual periods beginning after December 15, 2011, for public entities and for annual periods beginning after December 15, 2011, for nonpublic entities. Early adoption is not permitted for public entities. Early adoption is permitted for nonpublic entities, but no earlier than for interim periods beginning after December 15, 2011. Management believes the adoption of ASU 2011-04 will not materially impact the Group.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. Management believes the adoption of ASU 2011-05 will not materially impact the Group.

On September 15, 2011, the FASB issued ASU 2011-08, which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. ASU 2011-08 is effective for all entities for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management believes the adoption of ASU 2011-08 will not materially impact the Group.

On December 23, 2011, the FASB issued ASU 2011-12, which indefinitely deferred certain provisions of ASU 2011-05 that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). During the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220. The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05. Management believes the adoption of ASU 2011-12 will not materially impact the Group.

There are no other recent accounting pronouncements that have had or are expected to have a material impact on our consolidated financial statements as of the date of this report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations and expansions primarily through cash flows from operations and proceeds from the issuance and sale of Series A preferred shares to investors and, more recently, the proceeds of our initial public offering in September 2010. As of December 31, 2011, we had RMB517.5 million ($82.2 million) in cash, cash equivalents and short-term investments and we had no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use or have maturities of three months or less. Our short-term investments are investment products purchased from certain banks and have original maturities of less than one year.

Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D.Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(in thousands of)
Net cash provided by operating activities	72,169	89,798	62,586	9,944
Net cash used in investing activities	(50,395)	(116,792)	(348,133)	(55,312)
Net cash provided by (used in) financing activities	(3,454)	571,654	2,194	348
Effect of exchange rate on cash and cash equivalents	(3)	(2,772)	(1,684)	(268)
Net increase (decrease) in cash and cash equivalents	18,317	541,888	(285,037)	(45,288)
Cash and cash equivalents at beginning of the period	52,378	70,695	612,583	97,330
Cash and cash equivalents at end of the period	70,695	612,583	327,546	52,042
Supplemental disclosure of cash flow information:
Payable for purchase of properties and equipment	13,490	12,317	9,752	1,549
Income tax paid, net	9,264	17,762	31,440	4,995
Payable for offering expenses	—	891	—	—

Operating Activities

Net cash provided by operating activities amounted to RMB62.6 million ($9.9 million) in 2011, compared to RMB89.8 million in 2010. The net cash provided by operating activities in 2011 included a net loss of RMB7.0 million ($1.1 million), adjusted by non-cash charges from operating activities of RMB58.3 million ($9.3 million), which primarily included depreciation of property and equipment of RMB38.3 million ($6.1 million) and share-based compensation of RMB15.8 million ($2.5 million). Additional major factors that affected operating cash flow in 2011 included the fact that accounts payable increased by RMB9.5 million ($1.5 million) and accrued payroll expense increased by RMB7.5 million ($1.2 million) in line with the growth of operations.

Net cash provided by operating activities was RMB89.8 million in 2010, compared to RMB72.2 million in 2009. The net cash provided by operating activities in 2010 included a net income of RMB62.8 million, adjusted by non-cash charges from operating activities of RMB27.4 million, which primarily included depreciation of property and equipment of RMB21.3 million and share-based compensation of RMB5.7 million. Additional major factors that affected operating cash flow in 2010 include the fact that amount due from related parties decreased by RMB8.9 million and accrued payroll expenses increased by RMB5.4 million in line with the increase in headcount in our restaurant operations.

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

Investing Activities

Net cash used in investing activities amounted to RMB348.1million ($55.3 million) in 2011. Net cash used in investing activities in 2011 mainly included (i) restaurant and office space capital expenditures of RMB159.1 million ($25.3 million) to acquire equipment and real properties for restaurant operations and office space and to renovate existing or planned new restaurants; (ii) net cash outflow for investment in short-term investments amounts to RMB190.0 million ($30.2 million).

Net cash used in investing activities increased to RMB116.8 million in 2010 from RMB50.4 million in 2009. Net cash used in investing activities in 2010 represented the restaurant and office space capital expenditures to acquire equipment, real properties for restaurant operations and office space and to renovate existing or planned new restaurants.

Net cash used in investing activities in 2009 resulted from (i) the restaurant and office space capital expenditures of RMB45.8 million to acquire real properties for restaurant operations and to renovate the new restaurants we opened in the period; and (ii) payments for the purchase of restaurant equipment in an amount of RMB4.6 million.

Financing Activities

Net cash provided by financing activities amounted to RMB2.2 million ($0.3 million) in 2011, resulting from proceeds from exercise of employee stock options in an amount of RMB3.1 million ($0.5 million), partially offset by payment of expenses relating to our 2010 initial public offering in an amount of RMB0.1 million.

Net cash provided by financing activities was RMB571.7 million in 2010. Net cash provided by financing activities in 2010 resulted from Net IPO proceeds of RMB572.8 million and proceeds from early exercise of employee stock options in an amount of RMB2.8 million, partially offset by dividends of RMB3.9 million paid to Series A preferred shareholders in the period declared in 2009.

Net cash used in financing activities was RMB3.5 million in 2009. Net cash used in financing activities in 2009 was the result of the distribution to our founders of retained earnings of the nine restaurants owned by our founders.

Capital Expenditures

We made capital expenditures of RMB50.4 million, RMB116.8 million and RMB159.1 million ($25.3 million) in 2009, 2010 and 2011, respectively, representing 10.2% and 15.7% and 15.6% of our total revenues in each of these periods, respectively. Our capital expenditures were made primarily to renovate restaurants, purchase restaurant equipment and strategically purchase selected real property. Our capital expenditures have been primarily funded by net cash provided from cash generated by our operations, and to a lesser degree, from our financing activities.

We expect our capital expenditures to be approximately RMB148.3 million ($23.6 million) in 2012. Our capital expenditures in 2012 will be used primarily to open new restaurants. We expect to incur a total of approximately RMB103.5 million ($16.5 million) in capital expenditures in connection with the leasehold improvements and investments in equipment in relation to the opening of approximately 70 new restaurants in 2012. The remaining capital expenditures in 2012 will primarily be made to purchase selected real properties for our restaurants and acquire equipments for our national central kitchen and the sauce package production facility.

C.	Research and Development

We do not have significant research and development policies and expenditures. For general information about our product development, see “Item 4.B. Business Overview—Our Food—Product Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment due by December 31,
	Total	2012	2013	2014	2015	2016	Thereafter
	(in thousands of RMB)
Operating lease obligations	680,288	108,892	104,225	101,100	96,443	86,665	182,963

G.	Safe Harbor

See “Forward Looking Statements” on page 4 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hong Li	44	Chairman of the Board of Directors and Chief Executive Officer
Xingqiang Zhang	46	Director
Tim T. Gong	48	Director
Steve Yue Ji	40	Director
Li-Lan Cheng	47	Director
May Wu	44	Director
Eric Haibing Wu	40	Director
Caimin Zhong	43	Director, President
Chao Sun	35	Director, Chief Operating Officer
Adam J. Zhao	44	Chief Financial Officer
Jiandong Cao	40	Vice President for Operations
Cheng Xiao	37	Vice President for Product Development

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

Tim T. Gong has served as our director since September 2007. Our board of directors has determined that Mr. Gong is an independent director as defined in the Corporate Governance and Listing Rules of the New York Stock Exchange. Mr. Gong joined SIG China Investments One, Ltd. in January 2006 and now leads a group that invests in companies operating mainly in China. Mr. Gong has over a decade of experience in terms of managing and overseeing the management and development of various companies. Prior to joining SIG China Investments One, Ltd., Mr. Gong was a managing partner of PreIPO Capital from 2003 to 2005, serving as a merchant banker and angel investor for many start-ups. From 1999 to 2002, Mr. Gong founded and served as the president of Hotvoice Communications International, a Silicon Valley venture capital backed company that was considered to be an early runner in VoIP, IM and UMS technologies. From 1996 to 1999, he was the general manager of StarCom Products Inc. and also served as a senior management consultant for UT StarCom. Mr. Gong received a bachelor’s degree in applied physics from Shanghai Jiao Tong University in 1984 and a Ph.D. degree in Electrical Engineering from Princeton University in 1991.

Steve Yue Ji has served as our director since September 2007. Our board of directors has determined that Mr. Ji is an independent director as defined in the Corporate Governance and Listing Rules of the New York Stock Exchange. From 2005 to now, Mr. Ji has served as a managing director of Sequoia Capital China. Prior to joining Sequoia, Mr. Ji worked at Walden International, Vertex Management, and CIV Venture Capital, where he contributed to investments in numerous wirelesses, internet and semiconductor companies in China. From 1995 to 1998, Mr. Ji held various managerial roles at Seagate Technology China. Mr. Ji received a bachelor’s degree in engineering from Nanjing University of Aeronautics & Astronautics in 1995 and an MBA degree from China Europe International Business School in 1999.

Li-Lan Cheng has served as our director since September 2010. Our board of directors has determined that Mr. Cheng meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Mr. Cheng has served as the chief financial officer of E-House (China) Holdings Limited, a real estate service company based in China and listed on the New York Stock Exchange, since November 2006. From 2005 to 2006, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate Internet company in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng received a bachelor’s degree in economics from Swarthmore College in 1989 and a Ph.D. degree in economics from the Massachusetts Institute of Technology in 1995. Mr. Cheng is a chartered financial analyst (CFA).

May Wu has served as our director since October 27, 2010. Our board of directors has determined that Mr. Cheng meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the Nasdaq Global Market, since April 2010. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. She has served as an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a real estate service company based in China and listed on the New York Stock Exchange, since August 2008. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, and was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management, where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Eric Haibing Wu has served as our director since September 9, 2011. Our board of directors has determined that Mr. Cheng meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Mr. Wu is the chief financial officer of the NYSE-listed 7 Days Group (NYSE:SVN). Prior to that, from May 2000 to October 2007, Mr. Wu worked for PricewaterhouseCoopers in the United States and later in China and last held the position of senior manager, responsible for improvement of internal controls, risk management, corporate governance and audit support. Mr. Wu received a bachelor’s degree from Shanghai Jiao Tong University in China and an MBA degree from Michigan State University.

Caimin Zhong has served as our director since October 27, 2010 and as our president since June 1, 2011. Mr. Zhong has been a professor teaching MBA and Executive MBA courses at the Tsinghua University School of Continuing Education since 2005. In 2003, Mr. Zhong founded Beijing Huangjihuang Food Management Co., Ltd., where he served as general manager until 2005. From 1999 to 2003, Mr. Zhong served as the head of training and operation development in north Asia for McDonald’s China Development Company. Mr. Zhong received a bachelor’s degree in veterinary science from Beijing Agriculture University in 1990.

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

Adam J. Zhao has served as our chief financial officer since January 2012. Prior to joining us, he was a Corporate Vice President at Ninetowns Internet Technology Group (NASDAQ: NINE) since 2007. Before Ninetowns, Mr. Zhao served as a Vice President of Digital Media Group, a China-based outdoor digital media company. Mr. Zhao’s earlier experiences include investment management positions at New Hope Capital and an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor’s degree in economics from Beijing International Studies University in 1989 and his MBA from University of Illinois in 2003.

Jiandong Cao has served as our vice president for operation since February 2012 and as the general manager of our Sichuan subsidiary since June 2011. Prior to joining us, from 1992 to 2011, Mr. Cao worked as McDonald’s China Development Company and last held the position of project manager, responsible for McDonald’s Delivery Service in North China. Mr. Cao received an associate’s degree in business administration from Beijing Continuing Education College in 1996.

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

In 2011, our aggregate payments of cash to directors and executive officers (including a person who was an officer during the period) was approximately RMB2.8 million ($0.5 million). For information about options and restricted shares under our share incentive plan received by our directors and others, See “—Share Incentive Plan.”

Share Incentive Plan

In December 2009, we adopted the share incentive plan to attract and retain valued personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 7,720,000 ordinary shares pursuant to awards granted under our plan. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2012, options to purchase a total of 4,392,528 of our ordinary shares as well as 1,912,804 restricted shares are outstanding under this plan.

The following paragraphs summarize the terms of our share incentive plan.

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

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Options granted under our share incentive plan are subject to vesting schedules between four to five years. For restricted shares granted under our share incentive plan, we have the right to repurchase the restricted shares until vested, and 25% of the restricted shares will vest one year following the grant date and the remaining 75% of the restricted shares will vest in 36 equal installments over the next three years.

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

Early Exercise. The options contain an early exercise feature, pursuant to which the grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercise options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. As of April 1, 2012, we have issued a net of 86,752 ordinary shares upon early exercise of stock options and recorded the proceeds received as a liability which will be reversed when such non-vested restrictive shares vest.

The following table summarizes the option and restricted share grants made to our executive officers, director and to other individuals as a group on or prior to April 1, 2012:

Name	Ordinary Shares Underlying Options	Restricted Shares	Exercise Price	Date of Grant
Li-Lan Cheng	—	*	—	July 30, 2010
Li-Lan Cheng	—	*	—	August 15, 2011
Li-Lan Cheng	*	—	$2.52	February 28, 2012
May Wu	—	*	—	September 27,2010
May Wu	—	*	—	August 15, 2011
May Wu	*	—	$2.52	February 28, 2012
Tim T. Gong	—	*	—	August 15, 2011
Tim T. Gong	*	—	$2.52	February 28, 2012
Steve Yue Ji	—	*	—	August 15, 2011
Steve Yue Ji	*	—	$2.52	February 28, 2012
Eric Haibing Wu	—	*	—	September 9, 2011
Eric Haibing Wu	*	—	$2.52	February 28, 2012
Caimin Zhong	—	*	—	September 27,2010
Caimin Zhong	—	*	—	May 19, 2011
Adam J. Zhao	*	—	$2.64	January 18, 2012
Jiandong Cao	—	*	—	August 15, 2011
Chao Sun	*	—	$1.00	January 1, 2010
Chao Sun	—	*	—	January 25, 2011
Chao Sun	*	—	$2.52	February 28, 2012
Other individuals as a group	3,733,000	—	$1.00	January 1, 2010, July 9 and August 23, 2010
Other individuals as a group	72,000	—	$2.50	May 20, 2010
Other individuals as a group	—	336,000	—	May 20, 2010
Other individuals as a group	62,000	—	$5.38	January 25, 2011
Other individuals as a group	—	281,200	—	January 25, 2011
Other individuals as a group	—	16,000	—	February 25,2011
Other individuals as a group	—	345,200	—	August 15, 2011
Other individuals as a group	375,000	—	$2.52	March 2, 2012

Total	5,602,000	2,350,900

C.	Board Practices

Composition of Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided the nature of the interest is disclosed prior to its consideration. Subject to our Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Li-Lan Cheng, Ms. May Wu and Mr. Eric Haibing Wu, and is chaired by Mr. Li-Lan Cheng. Mr. Li-Lan Cheng, Ms. May Wu and Mr. Eric Haibing Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that Mr. Li-Lan Cheng, Ms. May Wu and Mr. Eric Haibing Wu qualify as “audit committee financial experts.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Tim T. Gong, Mr. Li-Lan Cheng and Mr. Steve Yue Ji, and is chaired by Mr. Tim T. Gong. Mr. Gong, Mr. Cheng and Mr. Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Steve Yue Ji, Mr. Li-Lan Cheng and Ms. May Wu, and is chaired by Mr. Steve Yue Ji. Mr. Cheng, Ms. Wu and Mr. Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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

We had a total of 4,579, 5,456 and 6,163 full time employees as of December 31, 2009, 2010 and 2011. The following table sets forth the numbers of our employees categorized by their respective functions as of December 31, 2011:

Types of Employees	Number of Employees
Management and Corporate-level Staff	759
Cooks	294
Restaurant Staff	5,110

Total	6,163	(1)

(1)	Includes 5,404 employees that are hired through, and maintain employment contracts with a third-party human resource service provider.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 1, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below is based on 103,953,328 ordinary shares outstanding as of April 1, 2012.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Hong Li(1)	52,800,000	50.79
Xingqiang Zhang(1)	52,800,000	50.79
Tim T. Gong(2)	12,009,000	11.56
Steve Yue Ji(3)	12,009,000	11.56
May Wu	*	*
Li-lan Cheng	*	*
Eric Haibing Wu	*	*
Caimin Zhong(4)	*	*
Chao Sun(4)	*	*
Adam J. Zhao(4)	—	—
Jiandong Cao(4)	—	—
Cheng Xiao(4)	*	*
All directors and executive officers as a group	77,378,917	74.44
Principal Shareholders:
Regal Fair Holdings Limited(1)	52,800,000	50.79
SIG China Investments One, Ltd. (2)	12,000,000	11.55
Sequoia Capital China II, L.P. and affiliated funds(3)	12,000,000	11.55

*	Less than 1%.
(1)	Consists of 52,800,000 ordinary shares held by Regal Fair Holdings Limited, a British Virgin Islands company. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The registered address of Regal Fair Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Ms. Li and Mr. Zhang are husband and wife. The business address for Ms. Li and Mr. Zhang is No. 1-2 5F Mingyi Floor, Junhao Building, No. 8 Jianxin North Road, Jiangbei District, Chongqing, People’s Republic of China.
(2)	Consists of 12,000,000 ordinary shares held by SIG China Investments One Ltd. and 9,000 restricted shares held by Mr. Gong. SIG Asia Investment, LLLP, the authorized agent of SIG China Investments One, Ltd., has the discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Mr. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed as having investment discretion and voting power over the shares held by SIG China Investments One, Ltd. Messrs. Dantchik and Gong each disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. The business address for Mr. Gong and SIG China Investments One Ltd. is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.
(3)	Consists of (i) 10,059,600 ordinary shares held by Sequoia Capital China II, L.P., (ii) 250,800 ordinary shares held by Sequoia Capital China Partners Fund II, L.P., (iii) 1,689,600 ordinary shares held by Sequoia Capital China Principals Fund II, L.P. and (iv) 9,000 restricted shares held by Mr. Ji. Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The general partner of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Ji is a managing director of Sequoia Capital China. Messrs. Shen and Ji each disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai, China.
(4)	The business address for Messrs. Zhong, Sun, Zhao, Cao and Xiao is No. 1-2, 5F Mingyi Floor, Junhao Building, No. 8 Jianxin North Road, Jiangbei District, Chongqing, People’s Republic of China.

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

In 2009, we purchased food ingredients in the amounts of RMB3.3 million from Mr. Dehong Chen, one of our shareholders. As of December 31, 2011, we had no outstanding cash balance due to Mr. Chen.

In 2009, 2010 and 2011, we leased certain properties from Ms. Hong Li, our chairman and chief executive officer, and Mr. Xingqiang Zhang, one of our directors, for RMB1.5 million, RMB1.0 million and RMB1.0 million ($0.1 million), respectively. These properties were used for office space and restaurant operations. As of December 31, 2011, we had no material cash balance due to Ms. Li or Mr. Zhang in relation to these leases.

In 2009, we purchased commercial property from Mr. Xingqiang Zhang in the amount of RMB12.0 million. The purchased property is now used for office space and restaurant operations. As of December 31, 2011, we had no outstanding cash balance due to Mr. Zhang in relation to the purchase of commercial property.

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

Due to the limited banking services to corporate accounts over weekends and public holidays in China, we have historically utilized certain transitional personal bank accounts held by certain employees designated by us, for over-the-weekend or public holiday deposits. As of December 31, 2009, we had a cash balance of RMB2.6 million due from related parties, representing the restaurant operating cash held in these personal bank accounts. There were no outstanding balances as of December 31, 2011.

Share Incentives

Option Grants. We have granted options and restricted shares to certain of our directors, officers, employees and consultants. As of April 1, 2012, options to purchase an aggregate of 4,392,528 ordinary shares and 1,912,804 restricted shares of our company were outstanding under this plan.

See “Item 6.B—Compensation —Share Incentive Plan” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

Our audit committee reviews and approve all related party transactions on an ongoing basis. See “Item 6.C—Board Practices—Committees of the Board of Directors—Audit committee.”

Our code of business conduct and ethics provides for mechanisms to avoid conflicts between the personal interests of our directors and officers and our company’s interests. See “Item 16B—Code of Ethics” for more details.

Private Placement

In September 2007, we issued as part of a private placement transaction an aggregate of 24,000,000 Series A preferred shares at a total price of $13,000,000 at $0.541667 per share to SIG China Investments One, Ltd. and Sequoia Capital China Growth Fund II, L.P. Effective upon the Company’s initial public offering on September 28, 2010, the 24,000,000 Series A preferred shares were converted into ordinary shares.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us; for example, PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standard and regulations. For further details of such restrictions, see “Item 4.D.—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2011	25.54	6.6

Quarterly Highs and Lows
Third Fiscal Quarter of 2011	15.90	9.85
Fourth Fiscal Quarter of 2011	14.45	6.60
First Fiscal Quarter of 2012	11.40	7.08

Monthly Highs and Lows
December 2011	10.13	6.60
January 2012	11.11	7.08
February 2012	11.38	10.00
March 2012	11.40	8.36
April 2012 (through April 20, 2011)	9.84	8.00

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Hong Kong

Our subsidiary in Hong Kong, CSC Hong Kong, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. CSC Hong Kong had no assessable profits during the years ended December 31, 2007, 2008, 2009, 2010 and 2011, and accordingly we have made no provision for its income tax.

PRC

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiaries in China are generally subject to enterprise income tax at a statutory rate of 25%, with one exception—Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, enjoys a preferential enterprise income tax rate at 15% from 2008 through 2010 due to an approval it received from the local tax authority in Chongqing. For more information, see “Item 3.D. Risk Factors — Risks related to Doing Business in China—If preferential tax treatments become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, our results of operations would be materially and adversely affected.”

Under the EIT Law, dividends from our PRC companies to their immediate holding company out of China that are attributable to profits earned on or after January 1, 2008 are subject to a 10% withholding tax, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax applicable to a Hong Kong holding company is currently 5% if the Hong Kong holding company directly owns no less than a 25% stake in a Chinese foreign-invested enterprise and meets the conditions of beneficial owner due to the arrangement for avoidance of double taxation between mainland China and Hong Kong.

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

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder described below that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon applicable provisions of the Internal Revenue Code of 1986, as amended, (the “U.S. Tax Code”) Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, passive income means any income which would be foreign personal holding company income under the U.S. Tax Code, including, without limitation, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles are taken into account for determining the value of our assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current income and assets and projections as to the value of our assets based on the market value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for the current taxable year or for any subsequent taxable year. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent taxable year, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

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

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. Depending on its particular circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules the:

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

If a U.S. Holder holds our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held our ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of our ADSs or ordinary shares, unless such ADSs were held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2011, substantially all of our cash and cash equivalent was held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting currency. CSC China and its seven subsidiaries determine their functional currency to be Renminbi, while CSC Cayman and CSC Hong Kong determine their functional currency to be U.S. dollars. However, substantially all of our business is transacted in Renminbi. We earn substantially all of our revenues and incur most of our expenses in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements and initial public offering. We do not believe that we currently have any significant direct foreign exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

From September 2010 to March 31, 2012 we received a reimbursement of $747,500, with no taxes withheld, from the depositary for investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None. See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-169248) for our initial public offering of 5,000,000 ADSs, representing 20,000,000 ordinary shares, which registration statement was declared effective by the SEC on September 27, 2010. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Cowen and Company, LLC and Piper Jaffray & Co. served as underwriters for our initial public offering.

For the period from the effective date of the registration statement to December 31, 2011, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$9.5 million, which included US$6.6 million for underwriting discounts and commissions and US$2.9 million for other expenses. We received net proceeds of approximately US$85.4 million from our initial public offering.

For the period from the effective date to December 31, 2011, we utilized net proceeds in an amount of RMB349.7 million (US$55.5 million) received from our initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31,2011, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited financial statements for the year ended December 31, 2011.

Changes in Internal Control over Financial Reporting

We have hired additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms, trained our new and existing accounting staff, enhanced internal audit department and engaged external consultants to design, implement and strengthen the internal control policies and procedures and remediate control deficiencies. Furthermore, we have established an internal control process to timely assess new releases of U.S. GAAP and SEC regulations.

There were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the internal control over financial reporting of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 25, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 25, 2012

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Li-Lan Cheng, Ms. May Wu and Mr. Eric Haibing Wu, the independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualify as “audit committee financial experts.”

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

	2009	2010	2011
	(RMB, in thousands)
Audit fees(1)	304	5,504	4,500
Audit-related fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2009, 2010 and 2011, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-169248) furnished to the Securities and Exchange Commission on September 7, 2010)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-169248) filed with the Securities and Exchange Commission on September 14, 2010)

2.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-169248) filed with the Securities and Exchange Commission on September 14, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F (file no. 001-34869) filed with the Securities and Exchange Commission on April 21, 2011)

4.1	Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-169248) furnished to the Securities and Exchange Commission on September 7, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-169248) furnished to the Securities and Exchange Commission on September 7, 2010)

4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333- 169248) furnished to the Securities and Exchange Commission on September 7, 2010)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169248) filed with the Securities and Exchange Commission on September 7, 2010)

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Deloitte Touche Tohmatsu, CPA Ltd.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Country Style Cooking Restaurant Chain Co., Ltd.

By:	/s/ Hong Li
Name: Hong Li
Title: Chairman and Chief Executive Officer

Date: April 25, 2012

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the accompanying consolidated balance sheets of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 25, 2012

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2011

	December 31
	2010	2011	2011
	(In thousands of RMB except share and per share amounts)		US$ 000’s (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	612,583	327,546	52,042
Short-term investments	734	190,000	30,188
Due from related parties	100	100	16
Inventories	24,951	48,442	7,697
Prepaid rent	6,569	10,674	1,696
Prepaid expenses and other current assets	16,155	15,078	2,396
Deferred income taxes—current	639	3,216	511

Total current assets	661,731	595,056	94,546

Property and equipment, net	188,699	298,125	47,367
Goodwill	6,286	6,019	956

Deferred income taxes—non current	3,067	4,879	775
Deposits for leases	10,020	16,695	2,653

Total assets	869,803	920,774	146,297

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	34,204	43,702	6,944
Deferred revenue	2,824	4,303	684
Due to related parties	560	—	—
Accrued payroll	15,292	22,764	3,617
Income taxes payable	6,526	17,554	2,789
Other current liabilities	31,013	34,778	5,525

Total current liabilities	90,419	123,101	19,559

Deferred rent—non current	8,871	15,610	2,480
Prepaid subscription	678	391	62
Advance receipts from depositary bank	3,743	3,768	599

Total liabilities	103,711	142,870	22,700

Equity:
Ordinary shares, par value $0.001, 1,000,000,000 shares authorized, 103,080,000 and 103,844,239 shares issued and outstanding as of December 31, 2010 and 2011, respectively	736	741	118
Additional paid in capital	682,577	702,995	111,695
Retained earnings	89,382	82,432	13,097
Accumulated other comprehensive loss	(6,603)	(8,264)	(1,313)

Total equity	766,092	777,904	123,597

Total liabilities and equity	869,803	920,774	146,297

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	(In thousands of RMB except			US$ 000’s
	share and per share amounts)			(Note 2)
Revenue — restaurant sales	494,459	745,939	1,019,553	161,991
Costs and expenses:
Restaurant expenses:
Food and paper	239,357	351,422	483,879	76,881
Restaurant wages and related expenses	76,890	119,052	171,375	27,229
Restaurant rent expense	38,546	64,284	96,200	15,285
Restaurant utilities expense	31,073	46,746	65,626	10,427
Other restaurant operating expenses	28,774	33,106	54,563	8,669
Selling, general and administrative	13,360	32,330	67,465	10,719
Pre-opening expenses	—	5,906	15,993	2,541
Depreciation	10,999	21,288	38,274	6,081
Impairment charges	—	2,087	6,396	1,016

Total operating expenses	438,999	676,221	999,771	158,848

Income from operations	55,460	69,718	19,782	3,143

Interest income	758	3,465	17,226	2,737
Foreign exchange gain (loss)	3	(2,715)	(15,466)	(2,457)
Other income	490	6,893	9,403	1,494

Income before income taxes	56,711	77,361	30,945	4,917
Income tax expenses	(11,632)	(14,551)	(37,895)	(6,021)

Net income (loss)	45,079	62,810	(6,950)	(1,104)

Dividend on Series A convertible preferred shares	(3,946)	—	—	—
Distribution to Founders	(3,454)	—	—	—

Net income (loss) attributable to ordinary shareholders	37,679	62,810	(6,950)	(1,104)

Basic net income (loss) per share	0.47	0.73	(0.07)	(0.01)

Diluted net income (loss) per share	0.47	0.71	(0.07)	(0.01)

Basic weighted average ordinary shares outstanding	56,000,000	68,124,712	103,584,016	103,584,016

Diluted weighted average ordinary shares outstanding	80,000,000	70,503,794	103,584,016	103,584,016

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Ordinary Shares		Additional Paid in	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Equity	Comprehensive
	Shares	Amount	Capital	Deficit)	Loss	(Deficit)	Income (Loss)
	(In thousands of RMB except share amounts)
Balance at January 1, 2009	56,000,000	420	5,866	(11,107)	(2,037)	(6,858)
Net income	—	—	—	45,079	—	45,079	45,079
Distribution to Founders	—	—	—	(3,454)	—	(3,454)	—
Dividend declared on Series A convertible preferred shares	—	—	—	(3,946)	—	(3,946)	—
Foreign currency translation adjustments	—	—	—	—	(3)	(3)	(3)

Balance at December 31, 2009	56,000,000	420	5,866	26,572	(2,040)	30,818	45,076

Net income	—	—	—	62,810	—	62,810	62,810
Conversion of Series A convertible preferred shares	24,000,000	161	96,788	—	—	96,949	—
Issuance of ordinary shares upon completion of initial public offering	23,000,000	154	573,666	—	—	573,820	—
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	80,000	1	537	—	—	538	—
Share-based compensation	—	—	5,720	—	—	5,720	—
Foreign currency translation adjustments	—	—	—	—	(4,563)	(4,563)	(4,563)

Balance at December 31, 2010	103,080,000	736	682,577	89,382	(6,603)	766,092	58,247

Net loss	—	—	—	(6,950)	—	(6,950)	(6,950)
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	764,239	5	4,600	—	—	4,605	—
Share-based compensation	—	—	15,818	—	—	15,818	—
Foreign currency translation adjustments	—	—	—	—	(1,661)	(1,661)	(1,661)

Balance at December 31, 2011	103,844,239	741	702,995	82,432	(8,264)	777,904	(8,611)

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	(In thousands of RMB)			US$ 000’s
				(Note 2)
Cash flows provided from operating activities:
Net income (loss)	45,079	62,810	(6,950)	(1,104)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposals of property and equipment	180	358	1,432	228
Impairment charges	—	2,087	6,396	1,016
Goodwill write-off	—	—	267	42
Depreciation	10,999	21,288	38,274	6,081
Deferred income taxes	(925)	(2,046)	(4,572)	(726)
Change in fair value of forward contracts	—	(734)	734	117
Share-based compensation	—	5,720	15,818	2,513
Changes in other operating assets and liabilities:
Due from related parties	851	8,912	—	—
Inventories	(8,382)	(10,022)	(23,491)	(3,732)
Prepaid rent	(1,967)	(2,712)	(4,105)	(652)
Prepaid expense and other current assets	(3,756)	(9,253)	1,077	171
Deposits for leases	(3,777)	(4,071)	(6,675)	(1,061)
Accounts payable	18,760	2,898	9,498	1,509
Deferred revenue	1,154	1,567	1,479	235
Due to related parties	(1,806)	355	(560)	(89)
Accrued payroll	5,102	5,403	7,472	1,187
Income taxes payable	3,272	(1,165)	11,028	1,752
Deferred rent	3,360	3,763	7,073	1,124
Other liabilities	4,025	4,640	8,391	1,333

Net cash provided by operating activities	72,169	89,798	62,586	9,944

Cash flows provided by (used in) investing activities:
Purchase of property and equipment	(45,820)	(116,792)	(159,081)	(25,275)
Purchase of restaurant operating assets	(4,575)	—	—	—
Proceeds from disposal of property and equipment	—	—	948	151
Purchase of short-term investment	—	—	(290,000)	(46,076)
Withdrawal of short-term investment	—	—	100,000	15,888

Net cash used in investing activities	(50,395)	(116,792)	(348,133)	(55,312)

Cash flows provided by (used in) financing activities:
Distribution to Founders	(3,454)	—	—	—
Dividend paid to Series A convertible preferred shares	—	(3,946)	—	—
Proceeds from early exercise of employee stock options	—	2,833	3,085	490
Proceeds from issuance of ordinary shares	—	589,672	—	—
Ordinary share issuance costs	—	(16,905)	(891)	(142)

Net cash provided by (used in) financing activities:	(3,454)	571,654	2,194	348

Effect of exchange rate on cash and cash equivalents	(3)	(2,772)	(1,684)	(268)

Net increase (decrease) in cash and cash equivalents	18,317	541,888	(285,037)	(45,288)

Cash and cash equivalents, beginning of year	52,378	70,695	612,583	97,330

Cash and cash equivalents, end of year	70,695	612,583	327,546	52,042

Supplemental disclosure of cash flow information:
Income taxes paid	9,264	17,762	31,440	4,995
Supplemental schedule of non-cash investing and financing activities:
Payable for purchase of property and equipment	13,490	12,317	9,752	1,549
Payable of offering expenses	—	891	—	—

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

On September 28, 2010, the Company’s ADSs became listed on the New York Stock Exchange under the ticker symbol “CCSC” and issued 23,000,000 ordinary shares to the public. The Company specializes in serving tasty Sichuan-style fast food over the counter in the People’s Republic of China (the “PRC”).

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

The consolidated financial statement have been prepared in accordance with the recognition, measurement, disclosure and presentation criteria of accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances have been eliminated. As of December 31, 2011, the Company’s subsidiaries are as follows:

	Place of Incorporation	Date of Incorporation	Percentage of Ownership (%)
Country Style Cooking International Restaurant Chain Group Ltd.	Hong Kong	August 23, 2007	100
Country Style Cooking (Chongqing) Investment Co., Ltd.	Chongqing, PRC	September 24, 2007	100
Chongqing Xinghong Growing Rich Management Co., Ltd.	Chongqing, PRC	March 25, 2008	100
Sichuan Country Style Cooking Restaurant Co., Ltd.	Chengdu, PRC	October 4, 2008	100
Xi’an Country Style Cooking Restaurant Co., Ltd.	Xi’an, PRC	May 19, 2008	100
Changsha Country Style Cooking Restaurant Co., Ltd.	Changsha, PRC	October 4, 2009	100
Shanghai Country Style Cooking Restaurant Co., Ltd.	Shanghai, PRC	September 1, 2009	100
Wuhan Country Style Cooking Restaurant Co., Ltd.	Wuhan, PRC	December 21, 2009	100
Guizhou Country Style Cooking Restaurant Co., Ltd.	Guiyang, PRC	September 26, 2010	100
Beijing Country Style Cooking Restaurant Co., Ltd.	Beijing, PRC	September 27, 2011	100

2. Summary of Significant Accounting Policies

Use of Estimates. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and long-lived assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods.

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant items subject to such estimates and assumptions include: useful lives of and impairment of long-lived assets, impairment of goodwill, valuation allowance of deferred tax assets, valuation of financial instruments, valuation of share-based compensation including forfeiture rates of stock options, and lease accounting matters. Actual results could differ from those estimates.

Foreign Currency Translation. The reporting currency of the Group is RMB.

The functional currency of CSC Cayman and Country Style Cooking International Restaurant Chain Group Ltd. (Hong Kong) is the United States dollar (“U.S. dollar”). Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into US dollars at the rates of exchange ruling at the balance sheet date. The financial records of the Company’s PRC subsidiaries are maintained in the local currency, Renminbi (“RMB”), which is their functional currency.

Transactions in currencies other than RMB during the year are converted at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of changes in equity (deficit) and comprehensive income(loss).

Cash and Cash Equivalents. Cash and cash equivalents represent cash on hand and highly-liquid investments with original maturities of three months or less. At December 31, 2010 and 2011, cash equivalents were comprised primarily of bank deposits.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.

Short-term Investments. The Group periodically purchases fixed income products from banks for investment purpose and classifies the securities as either held-to-maturity or available-for-sale based on management’s intent and ability to hold the investments until maturity. The investments are normally with less than one-year of maturity and principal protected. Investments classified as held-to-maturity are recorded at amortized cost while those classified as available-for-sale securities are recorded at fair value at the end of reporting period with changes in fair value reported in other comprehensive income.

The investments held at December 31, 2011 were all classified as available-for-sale. The fair value of the investments approximated cost due to their short-term nature and was classified as level 2 measurement within the fair value hierarchy. As such, no fair value change was recorded in other comprehensive income in 2011. The investments held at December 31, 2010 were classified as held-to-maturity.

The Group reviews its investments for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s the intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis, in order to determine whether an other-than-temporary impairment has occurred. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings. If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment. To date, the Group has not recorded an other-than-temporary impairment.

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

Buildings	Shorter of 40 years or valid period of property license
Equipment	3 to 5 years
Office furniture and fixtures	3 to 5 years
Leasehold improvements	Shorter of estimated useful life of 5 years or lease term

From January 1, 2011, the Group changed the estimate of the useful lives of buildings from 20 years to the shorter of 40 years or valid period of underlying property’s license. The change represented a change in estimate and was accounted for prospectively with no impact on prior period financial statements. The impact of the change in estimate is a decrease of depreciation expenses by RMB1,612 ($0.3 million) for the year ended December 31, 2011.

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

Goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group identifies each restaurant as a reporting unit for purpose of goodwill impairment analysis and completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.

The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. There was no goodwill impairment recorded during the years ended December 31, 2009 and 2010. In 2011, the company closed Chongqing Xiji restaurant, as a result, goodwill relating to Xiji restaurant in the amount of RMB267 ($0.04 million) was written off .

Impairment of Long-Lived Assets. Long-lived assets (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Group assesses the recoverability of long-lived assets by determining whether the carrying value of these assets, over their respective remaining lives, can be recovered through undiscounted future operating cash flows. For asset groups, the weighted average remaining useful lives of the assets were used for forecasting the expected undiscounted cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Impairment is reviewed whenever events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. The impairment loss on long-lived assets recorded was zero, RMB2,087 and RMB6,396 ($1.0 million) during the years ended December 31, 2009, 2010 and 2011, respectively.

Leases. All of the Group’s leases are operating leases. Many of the lease agreements contain rent holidays granted by the landlords for pre-operating renovations, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option period as well as the rent holidays included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are not considered minimum rent payments but are recognized when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

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

Pre-opening expenses. The Group’s pre-opening expenses are expensed as incurred and generally include payroll costs associated with opening the new restaurant and other miscellaneous expenses prior to the openings. The Group started to separately monitor and record pre-opening expenses in 2010, prior to which such expenses were recorded in other restaurant operating expenses. In addition, pre-opening expenses were presented as a separate item of “Costs and expenses” from January 1, 2011, prior to which such expense were presented as part of “Restaurant expenses”.

Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, a three level hierarchy is established for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect significant assumptions. The Group’s financial instruments mainly consist of cash and cash equivalents, due from related parties, accounts payable, and foreign-currency forward exchange contracts. The Group purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on the US dollar denominated IPO proceeds. The foreign-currency forward exchange contracts do not qualify for hedge accounting. They are recorded at fair value at each period end within other current assets, with change in fair value recorded in other income in the consolidated statements of operations. The fair value measurement of foreign-currency forward exchange contracts is considered Level 2 in the fair value hierarchy as major inputs including foreign exchange rates are observable in active markets. The remaining other current assets and liabilities approximate fair value due to their short-term maturity.

Net Income (loss) per Share. The Group has determined that Series A convertible preferred shares are participating securities as they participated in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. The diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method.

Segment Reporting. ASC Topic 280, Segment Reporting, establishes standards for companies to report information about operating segments in their financial statements. The method of determining what information to report is based on the way the chief operating decision maker (“CODM”) organizes the Group’s operating segments for making operating decisions and assessing financial performance. The CODM is the chief executive officer (“CEO”) of the Group. Information reported to the CEO for the purpose of resources allocation and performance assessment focuses on the nature of the Group’s business activities. Each restaurant is an operating segment and is aggregated into one reportable segment as these restaurants exhibit similar long-term financial performance and have similar economic characteristics. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

Comprehensive Income (loss). Comprehensive income (loss) includes all changes in equity except those resulting from investment by owners and distribution to owner and is comprised of net income (loss) and foreign currency translation adjustments.

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

Government Grants. Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB322, RMB5,347 and RMB5,936 ($0.9 million) for the years ended December 31, 2009, 2010 and 2011, respectively, which were recorded as other income in the consolidated statements of operations.

Translation into United States Dollars. The financial statements of the Group are stated in RMB. Translation of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.2939, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011 (the rate on December 31, 2011 was not available). The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2011, or at any other rates.

Recent Accounting Pronouncements.

On May 12, 2011, the FASB issued ASU 2011-04. The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework — that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between the ASU and its international counterpart, IFRS 13. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective prospectively for interim and annual periods beginning after December 15, 2011, for public entities and for annual periods beginning after December 15, 2011, for nonpublic entities. Early adoption is not permitted for public entities. Early adoption is permitted for nonpublic entities, but no earlier than for interim periods beginning after December 15, 2011.Management believes the adoption of ASU 2011-04 will not materially impact the Group.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. Management believes the adoption of ASU 2011-05 will not materially impact the Group.

On September 15, 2011, the FASB issued ASU 2011-08, which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. The ASU is effective for all entities for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management believes the adoption of ASU 2011-08 will not materially impact the Group.

On December 23, 2011, the FASB issued ASU 2011-12, which indefinitely deferred certain provisions of ASU 2011-05 that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). During the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220. The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 Management believes the adoption of ASU 2011-12 will not materially impact the Group.

3. Property and Equipment, Net

Property and equipment, net:

	December 31,
	2010	2011
	RMB
Cost:
Buildings	52,321	101,104
Equipment	64,516	101,526
Office furniture and fixtures	9,120	14,239
Leasehold improvements	67,518	131,343
Less: accumulated depreciation	(33,753)	(68,750)
Less: impairment of long lived assets	(1,347)	(3,366)
Construction in progress:	30,324	22,029

	188,699	298,125

Constructions in progress consist of mainly renovations for restaurants under development.

Depreciation expense for all property and equipment for the years ended December 31, 2009, 2010 and 2011 was RMB10,999, RMB21,288 and RMB38,274 ($6.1 million), respectively.

4. Goodwill

In 2008 and 2009, the Group purchased restaurant operating assets from 24 and 8 restaurants owned and operated by self-employed owners who were not affiliated with the Group, respectively, with a combination of cash and 2,800,000 ordinary shares as consideration. Such restaurant operating assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. The Group accounted for such purchases as business combinations due to the continuity of the revenue generating activities despite the change in management and upgrade in the renovations and services subsequent to the acquisitions. The excess of the total consideration paid over the fair value of the assets assumed was recorded as goodwill which is not tax deductible. No restaurant operating asset purchases occurred in 2010 and 2011. There was no impairment of the goodwill during the years ended December 31, 2009 and 2010. In 2011, the company closed Chongqing Xiji restaurant and the goodwill associated with the Xiji restaurant, which amounted RMB267 ($0.04 million) was written off.

	2009	2010	2011
	RMB
Goodwill as of January 1,	4,878	6,286	6,286

Consideration	3,401	—	—
Fair value of identifiable assets acquired	(1,993)	—	—
Goodwill write-off	—	—	(267)
Goodwill as of December 31	6,286	6,286	6,019

5. Impairment Charges

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

The Group determined the fair value of the impaired long-lived assets at the restaurant level based on current economic conditions and historical experience. These asset measurements are estimated based on discounted cash flow method using significant unobservable inputs including management forecast of future restaurant sales, and are considered Level 3 in the fair value hierarchy. The Group recorded Nil, RMB2,087 and RMB6,396 ($1.0 million) impairment losses for certain long-lived assets from restaurants that were either not performing strongly or closed during the years ended December 31, 2009, 2010 and 2011, respectively.

6. Other Current Liabilities

	December 31,
	2010	2011
	RMB
Payable for property and equipment	12,317	9,752
Accrued utility costs	3,976	6,198
Other taxes payable	6,639	10,247
Accrued professional fees	1,742	762
Advance receipts from depositary bank	436	471
Deferred Rent-current	424	758
Prepaid subscription-current	1,551	255
Deferred income taxes liability- current	183	—
Outstanding Reimbursement	1,687	3,929
Other	2,058	2,406

	31,013	34,778

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

Deferred rent represents the differences between actual rental payments and the recognition of rental expenses on straight-line basis for lease arrangements that contain scheduled escalated lease payments. The deferred rent balance was RMB9,295 and RMB16,368 ($2.6 million) as of December 31, 2010 and 2011, respectively. Such deferred balances are amortized when actual rental payments exceed the straight-line rental expenses in the later portion of the lease terms. The balances of security deposits for leases were RMB10,020 and RMB16,695 ($2.7 million) as of December 31, 2010 and 2011, respectively and are expected to be fully recovered at the end of leases.

(a) Minimum rent commitments under non-cancelable operating leases at December 31, 2011 were as follows:

Years Ending December 31,	RMB
2012	108,892
2013	104,225
2014	101,100
2015	96,443
2016	86,665
Thereafter	182,963

Total minimum lease payments	680,288

(b) Total rent expense on operating leases, including contingent rent, was as follows:

	For Years Ended December 31,
	2009	2010	2011
	RMB
Minimum rent on real property	36,381	62,579	93,811
Contingent rent	2,165	2,790	4,213

Total	38,546	65,369	98,024

8. Income Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Country Style Cooking International Restaurant Chain Group Ltd. is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2009, 2010 and 2011, therefore, no Hong Kong profit tax has been provided for in the years presented.

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

However, In the second quarter of 2011,the PRC National Audit Office issued a letter stating that several restaurant companies, including Xinghong, should not have been granted preferential tax status in 2009. The Company recognized a one-time additional income tax (“EIT”) of RMB17,769 ($2.8 million), which related to the change in the tax rate applicable Xinghong, from the preferential EIT rate of 15% (the “Preferential Tax Treatment”), to the standard EIT rate of 25%, for each of the three years ended December 31, 2008, 2009 and 2010. Of the total additional EIT, RMB6,406 ($1.0 million) relevant to 2009 was paid during the third quarter of 2011 in accordance with instructions received from the local tax authority.

In February 2012, the State Tax Bureau in Chongqing issued a written notice to the Company which confirmed that Xinghong would be permitted to apply the Preferential Tax Treatment for each of the three years ended December 31, 2008, 2009 and 2010. Further, the local tax authority has refunded the additional EIT of RMB6,406 ($1.0 million) paid by Xinghong. The Company believes the determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination which is a non-recognized subsequent event and has no impact on the 2011 financials.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Based on the aforementioned tax law, the Company’s returns are subject to tax examination from 2007 to 2011.

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

The Groups classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expenses. The Group made its assessment of the level of tax authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measured the unrecognized tax benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2009, 2010 and 2011. The Group does not anticipate that unrecognized tax benefits will significantly increase within the next twelve months. The Group will classify interest and penalties associated with taxes as income tax expense if any. The Group had no such charges for the years ended December 31, 2009, 2010 and 2011.

Upon the EIT Law and Implementation Regulations, PRC withholding income tax is applicable from January 1, 2008 to dividends to be payable by the Group’s PRC operating subsidiaries based on their profits generated from 2008 onwards to investors that are “non-PRC tax resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Under such circumstances, dividends distributed from the PRC subsidiaries based on the profits generated from 2008 onwards to non-PRC tax resident group entities shall be subject to the withholding income tax at 10% or a lower tax rate, as applicable. Pursuant to the Double Taxation Arrangement between the PRC and Hong Kong, a company being the Hong Kong tax resident shall be eligible for a reduced withholding tax rate of 5% on dividends where the Hong Kong company directly owns at least 25% of the capital of the PRC company which pays the dividends and meets the conditions of beneficial owner.

The PRC subsidiaries declared dividend for the earnings of year 2008 in year 2009 amount to RMB6,800 from its undistributed earnings and incurred a payment of RMB680 on withholding taxes. The Group did not accrue deferred tax liabilities related to withholding tax for the earnings in its PRC subsidiaries for 2009, 2010 and 2011, as the Group plans to indefinitely reinvest undistributed profits earned after December 31, 2008 from its PRC subsidiaries.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	Year Ended December 31,
	2009	2010	2011
	RMB
Current	(12,557)	(16,597)	(42,467)
Deferred	2,638	5,462	10,172
Change in valuation allowance	(1,713)	(3,416)	(5,600)

Total	(11,632)	(14,551)	(37,895)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
	RMB (000’)
Deferred tax assets:
Net operating loss carry forward	4,829	9,191
Deferred rent	2,842	5,817
Accrued payroll and other expense	994	2,917
FA impairment	337	841
Other	106	331
Valuation allowance	(5,402)	(11,002)

Total deferred tax assets	3,706	8,095

Deferred tax assets are analyzed as:
Current	639	3,216
Non-current	3,067	4,879

Total deferred tax assets	3,706	8,095

Deferred tax liabilities:
Foreign-currency forward exchange contracts	(183)	—

Total deferred tax liabilities—current	(183)	—

As of December 31, 2011, the Group had tax loss carry forwards of RMB36,765 ($5.8 million) which will expire between 2012 and 2016 if not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Future reversals of existing taxable temporary differences;

•	Further taxable income exclusive of reversing temporary differences and carry forwards;

•	Future taxable income arising from implementing tax planning strategies.

The Group also considers historical operating results to the assessment. At December 31, 2010 and 2011, the Group had a valuation allowance of RMB5,402 and RMB11,002 ($1.7 million),respectively, against net deferred tax assets primarily due to net operating loss carry forwards where realization of the related deferred tax asset amounts was not likely, and, to a lesser degree, deferred rent and long-lived assets impairment.

The Group’s effective tax rates were 20.5%, 18.8% and 122.5% for the years ended December 31, 2009, 2010 and 2011, respectively. A reconciliation of the PRC statutory tax rate to the effective tax rate for the years ended December 31, 2009, 2010 and 2011 was as follows:

	2009	2010	2011
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of Group entities operating in other jurisdictions or under different tax status	2.8%	1.3%	15.0%
Tax effect of non-deductible expenses, net	0.4%	(0.3)%	6.5%
Effect of tax holidays	(11.9)%	(11.7)%	—
Withholding tax on dividends	1.2%	—	—
Effect of change in valuation allowance	3.0%	4.4%	18.1%
One time tax levy	—	—	57.4%
Others	—	0.1%	0.5%

Effective EIT rate	20.5%	18.8%	122.5%

The aggregate amount and per share effect of the tax holiday are as follows:

	2009	2010	2011
	RMB except per share amounts
The aggregate dollar effect	6,730	9,031	—
Per share effect — basic	0.08	0.11	—
Per share effect — diluted	0.08	0.10	—

9. Related Party Transactions and Balances

The Group purchased RMB3,300 food materials in 2009 from Mr. Dehong Chen, one of the shareholders of the Group. The Group had no transactions with Mr. Chen in 2010 or 2011 and no amount was payable to Mr. Chen as of December 31, 2011.

During 2009 ,2010 and 2011, the Group leased certain properties from the Founders for office space and restaurant operations and incurred rental expenses for these facilities of RMB1,497, RMB960 and RMB960, respectively. As of December 31, 2011, no amounts were payable to the Founders in relation to these leases.

In December 2009, the Group purchased commercial property from Mr. Xingqiang Zhang, one of the Founders, for office space and restaurant operations totaling RMB12,000, which was settled in 2010. As of December 31, 2011, no amounts were payable to Mr. Zhang in relation to the purchase of commercial property.

	2010	2011
	RMB
Related party balances
Amounts due from related parties
— Shareholders and key management personnel	100	100
Amounts due to related parties
— Shareholders and key management personnel	560	—

Amounts due from related parties were mainly comprised of reimbursement from one of the founders which was settled in February 2012. Amounts due from and to related parties are unsecured, interest-free and have no fixed repayment terms.

10. Preferred shares

On September 26, 2007, the Company issued 24,000,000 Series A convertible preferred shares (“Series A Shares”) to two strategic venture capital investors, SIG China Investments One, Ltd., (“SIG”) and Sequoia Capital China II, L.P. (“Sequoia”) (collectively, the “VC” or “Investors”) at $0.5417 per share for total consideration of $13,000,000 which accounts for 30% of the total outstanding equity of the Company. SIG and Sequoia each subscribed 12,000,000 shares of Series A Shares. Effective with the Company’s initial public offering on September 28, 2010, the 24,000,000 Series A converted into ordinary shares according to the conversion term as described below.

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

11. Mainland China Contribution Plan And Profit Appropriation

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total monthly contributions for such employee benefits were RMB22,553, RMB30,528 and RMB39,347 ($6.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

12. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amounts of reserve funds as of December 31, 2010 and 2011 were RMB26,831 and RMB36,390 ($5.8 million), respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB603,466 ($95.9 million) at December 31, 2011 is also considered restricted and not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

13. Dividend and Distributions

Dividends are recognized when declared. In 2009, the Group declared dividends in respect of 2008 earnings to Series A preferred shareholders totaling RMB3,946. The allocation basis of the dividends being distributed to the Series A preferred shareholders is based on the number of shares in issue of 24,000,000 as at December 31, 2008. No dividend was declared in 2010 and 2011.

All net earnings arising from the operations of the 9 Owned-and-Operated restaurants prior to their acquisition were distributed to the Founders amounting to approximately RMB2,436 and RMB3,454 during the years ended December 31, 2008 and 2009, respectively, and are recorded as distributions to Founders in the consolidated financial statements. This portion of earnings was not available to the ordinary shareholders.

14. Net Income (loss) Per Share

The Group has used the two-class method of computing earnings per share for 2009 and 2010 as its Series A convertible preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

The following table is a reconciliation of the net income and share amounts used in the calculation of basic net income per share and diluted net income per share:

	Year Ended December 31,
	2009	2010	2011
	RMB except share amounts and per share amounts
Basic net income (loss) per share:
Consolidated net income (loss)	45,079	62,810	(6,950)
Less: Distribution to Founders	(3,454)	—	—
Dividend on Series A convertible preferred shares	(3,946)	—	—
Amounts allocated to preferred shares for participating rights to dividends	(11,303)	(12,987)	—

Net income (loss) attributable to ordinary shareholders — basic	26,376	49,823	(6,950)
Weighted average ordinary shares outstanding — basic	56,000,000	68,124,712	103,584,061

Net income (loss) per share — basic	0.47	0.73	(0.07)

Diluted net income (loss) per share:
Net income (loss) attributable to ordinary shareholders — basic	26,376	49,823	(6,950)
Amounts allocated to preferred shares for participating rights to dividends	11,303	—	—

Net income (loss) attributable to ordinary shareholders — diluted	37,679	49,823	(6,950)

Weighted average ordinary shares outstanding — basic	56,000,000	68,124,712	103,584,016

Preferred shares	24,000,000	—	—

Options	—	2,379,082	—

Weighted average ordinary shares outstanding — diluted	80,000,000	70,503,794	103,584,016

Net income (loss) per share — diluted	0.47	0.71	(0.07)

For the year ended December 31, 2010 and 2011, the following securities were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive:

	2010	2011
Series A preferred shares	24,000,000	—
Shares issuable upon the assumed exercise of options or vesting of restricted shares	130,000	7,459,463

15. Share-based Compensation

Under the Share Incentive Plan (the “Option Plan”), the Group may offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”) including the issuance of options to the Participants to purchase not more than 7,720,000 ordinary shares. In August 2011, the Group increased maximum aggregate number of ordinary shares which may be issued pursuant to the Option Plan from 7,720,000 to 10,000,000. Generally options granted to the employees vest over a requisite service period of five years with 10 year contractual term. Generally, the options allocated to the first year in the service period are vested on the first anniversary of the grant date with the remaining options vesting ratably over the following years in the requisite service period. For example, options with a 5-year vesting period will have 20% vested on the first anniversary of the grant date with the remaining 80% vested ratably over the following 48 months. As of December 31, 2011, options to purchase 6,712,946 ordinary shares and 746,517 non-vested restricted shares were outstanding and options to purchase 1,696,298 ordinary shares were available for future grants under the Option Plan.

The Group records share-based compensation based on the grant date fair value of the award and recognizes the cost as an expense over the grantee’s requisite service period. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expense depending on the job functions of the grantees.

The share-based compensation has been classified as follows for the year ended December 31, 2010 and 2011:

	2010	2011
Restaurant wages and related expenses	1,498	3,351
Selling, general and administrative	4,222	12,467

Total	5,720	15,818

The weighted-average grant date fair value for options granted during the year ended December 31, 2009, 2010 and 2011 was Nil, RMB 7.97 and RMB 10.36 ($1.6), computed using the binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of the Group’s ordinary shares, the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Prior to the public offering, when estimating the fair value of its ordinary shares, the Group utilized appropriate valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of the ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The fair values of stock options were estimated using the following significant assumptions:

	2010	2011
Suboptimal exercise factor	2.5	2.0 to 2.5
Risk-free interest rate	3.50% to 4.60%	2.97% to 4.41%
Volatility	43.10% to 46.73%	41.0% to 42.0%
Dividend yield	—	—
Life of option	10 years	10 years

A summary of option activities under the Option Plan for the year ended December 31, 2011 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		US$		US$
Outstanding, as of January 1, 2011	3,946,200	1.14	9.1 years
Granted	4,303,250	3.19	—	—
Conversion to restricted shares	(803,000)	5.38	—	—
Cancellation and termination	(281,748)	1.00	—	—
Exercised	(451,756)	1.06	—	—

Outstanding, as of December 31, 2011	6,712,946	1.92	8.8 years	2,548

Vested and expected to vest as of December 31, 2011	6,116,547	1.99	8.9 years	2,108

Options exercisable at December 31,2011	780,099	1.74	8.6 years	396

As of December 31, 2011, there was RMB40,422 ($6.1 million) in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the option plan, which is expected to be recognized over a weighted-average period of 2.00 years. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was Nil, Nil, and RMB 7,710($1.2 million) respectively.

The following table summarized the Group’s non-vested restricted shares activity for the year ended December 31, 2011:

		Weighted-Average Grant Date
		Fair Value
		US$
Non-vested restricted shares outstanding at January 1, 2011	545,000	1.43
Granted	266,400	2.96
Granted to replace existing options	321,200	6.39
Vested	(312,483)	1.44
Cancellation and termination	(73,600)	6.15

Non-vested restricted shares outstanding at December 31, 2011	746,517	3.65

The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of restricted shares vested during the year ended December 31, 2009, 2010 and 2011 was Nil, RMB3,046 and RMB9,022 ($1.4 million), respectively.

As of December 31, 2011 there was RMB14,471 ($2.2 million) in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.02 years.

16. Subsequent Events

In the first quarter of 2012, 1,335,000 shares of options (equivalent to 333,750 ADS) were granted to executive and non-executive employees with an exercise price of USD2.635 per share and USD2.52 per share, respectively, of which 45,000 options will vest in three month after the grant date, 56,250 options will vest in six months after the grant date, 230,000 options will vest on the first anniversary of the grant date, and the remaining 1,003,750 shares will vest in equal amounts in the following one to four years.

In February 2012, the State Tax Bureau in Chongqing issued a written notice to the Company which confirmed that Xinghong would be permitted to apply the Preferential Tax Treatment for each of the three years ended December 31, 2008, 2009 and 2010. Further, the local tax authority refunded the additional EIT of RMB6,406 ($1.0 million) paid by the Company in 2011 in connection with the initial notice reversing the original determination as discussed in Note 8. The Company believes this determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination which is a non-recognized subsequent event. The additional EIT expense relating to 2009 of RMB6,406 ($1.0 million) and the additional EIT liability relating to 2008 and 2010 of RMB11,363 ($1.8 million) will be reversed in the quarter ending March 31, 2012.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31,
	2010	2011
	(In thousands of RMB except share and per share amounts)
ASSETS
Cash and cash equivalents	241	32,617
Due from subsidiaries	32,185	1,438
Prepaid expenses and other current assets	3,991	1,874
Investment in subsidiaries	746,124	757,465

Total assets	782,541	793,394

LIABILITIES AND EQUITY
Due to subsidiaries	8,322	8,368
Prepaid subscription	2,229	646
Accrued expenses	5,070	5,302

Total liabilities	15,621	14,316

Equity:
Ordinary shares, par value $.001, 1,000,000,000 shares authorized, 103,032,000 and 103,844,239 shares issued and outstanding as of December 31, 2010 and 2011, respectively	736	741
Additional paid-in capital	682,577	702,995
Retained earnings	89,382	82,432
Accumulated other comprehensive loss	(5,775)	(7,090)

Total equity	766,920	779,078

Total liabilities and equity	782,541	793,394

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2010	2011
	(In thousands of RMB)
Operating costs and expenses	(120)	(6,441)	(19,685)

Loss from operations	(120)	(6,441)	(19,685)
Other income	3	1,899	1,127
Investment income from subsidiaries	41,742	67,352	11,608

Net income(loss) attributable to Country Style Cooking Restaurant Chain Co., Ltd.	41,625	62,810	(6,950)
Dividend on Series A convertible preferred shares	(3,946)	—	—

Net income(loss) attributable to ordinary shareholders	37,679	62,810	(6,950)

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2010	2011
	(In thousands of RMB)
Cash flows from operating activities:
Net income (loss) attributable to Country Style Cooking Restaurant Chain Co., Ltd.	41,625	62,810	(6,950)
Investment income from subsidiaries	(41,742)	(67,352)	(11,608)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	—	5,720	15,818
Decrease (Increase) in due from subsidiaries	(10)	(32,156)	30,747
Increase in due to subsidiaries	—	8,146	46
Decrease (Increase) in prepaid expenses and other current assets	(1,900)	(2,091)	2,117
Decrease in accrued liability	2,000	1,874	1,124

Net cash Provided by (used in) operating activities	(27)	(23,049)	31,294

Cash flows from investing activities:
Investment in subsidiaries	—	(546,606)	—

Net cash used in investing activities	—	(546,606)	—

Cash flows from financing activities:
Dividend paid to Series A	—	(3,946)	—
Proceeds from early exercise of employee stock options	—	2,833	3,085
Proceeds from issuance of ordinary shares	—	589,672	—
Ordinary share issuance costs	—	(16,905)	(891)

Net cash provided by financing activities	—	571,654	2,194

Effect of exchange rate change	(3)	(1,858)	(1,112)

Net increase (decrease) in cash and cash equivalents	(30)	141	32,376
Cash and cash equivalents, beginning of year	130	100	241

Cash and cash equivalents, end of year	100	241	32,617

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12004(a) and 50040(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

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