Form 20-F
period 2012-12-31
Country Style Cooking Restaurant Chain Co., Ltd.
filed 2013-04-19
CIK 1499934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-34869

Country Style Cooking Restaurant Chain Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 1-2, 5F Mingyi Floor, Junhao Building No. 8 Jianxin North Road Jiangbei District, Chongqing People’s Republic of China
(Address of principal executive offices)

Adam J. Zhao, Chief Financial Officer

Telephone: +86-23-8866-8866

Email: ir@csc100.com

Facsimile: +86-23-8687-3700

No. 1-2, 5F Mingyi Floor, Junhao Building

No. 8 Jianxin North Road

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

104,404,831 ordinary shares, par value US$0.001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

EX-8.1

EX-12.1

EX-12.2

EX-13.1

EX-13.2

EX-15.1

EX-15.2

EX-15.3

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following selected consolidated statements of operations for our company for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations for our company for the year ended December 31, 2008 and 2009 and the selected consolidated balance sheet as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements not included in this annual report.

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

Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except shares, per share, ADS and per ADS data)
Consolidated Statements of Operations Data:
Revenue—restaurant sales	231,463	494,459	745,939	1,019,553	1,188,412	190,753

Costs and expenses:
Restaurant expenses:
Food and paper (1)	115,071	239,357	345,054	474,094	538,754	86,476
Restaurant wages and related expenses (1) (2)	33,076	76,890	134,215	191,906	223,595	35,889
Restaurant rent expenses	17,945	38,546	64,284	96,200	121,520	19,505
Restaurant utilities expenses	13,773	31,073	46,746	65,626	72,188	11,587
Other restaurant operating expenses (1)	12,455	28,774	24,311	43,817	47,318	7,596
Selling, general and administrative expenses (2) (3)	3,955	13,360	32,330	67,198	72,178	11,585
Pre-opening expenses (3)	—	—	5,906	15,993	11,791	1,893
Depreciation	2,855	10,999	21,288	38,274	59,411	9,536
Property and equipment impairment charges	—	—	2,087	6,396	13,820	2,218
Goodwill impairment	—	—	—	267	456	73
Total operating expenses	199,130	438,999	676,221	999,771	1,161,031	186,358

Income from operations	32,333	55,460	69,718	19,782	27,381	4,395

Interest income	1,083	758	3,465	17,226	21,976	3,527
Foreign exchange gain (loss)	(1,347)	3	(2,715)	(15,466)	(307)	(49)
Other income (loss)	(12)	490	6,893	9,403	19,808	3,179

Income before income taxes	32,057	56,711	77,361	30,945	68,858	11,052
Income tax benefit(expenses)	(5,440)	(11,632)	(14,551)	(37,895)	6,778	1,088
Net income (loss)	26,617	45,079	62,810	(6,950)	75,636	12,140
Dividend on Series A convertible preferred shares	—	(3,946)	—	—	—	—
Distribution to the founder	(2,436)	(3,454)	—	—	—	—

Net income (loss) attributable to Country Style Cooking International Restaurant Chain Group Ltd. shareholders	24,181	37,679	62,810	(6,950)	75,636	12,140

Basic net income (loss) per share	0.30	0.47	0.73	(0.07)	0.73	0.12

Basic net income (loss) per ADS (4)	1.21	1.88	2.92	(0.28)	2.91	0.47

Diluted net income (loss) per share	0.30	0.47	0.71	(0.07)	0.72	0.12

Diluted net income (loss) per ADS (4)	1.21	1.88	2.84	(0.28)	2.88	0.46

Basic weighted average ordinary shares outstanding	56,000,000	56,000,000	68,124,712	103,584,016	104,115,531	104,115,531
Diluted weighted average ordinary shares outstanding	80,000,000	80,000,000	70,503,794	103,584,016	105,040,410	105,040,410

Notes:

(1)         In 2012, restaurant staff catering and welfare expenses were reclassified to the category of restaurant wages and related expenses from food and paper and other restaurant operating expense. Prior period numbers have been reclassified to conform with the current presentation. These expenses amounted to RMB15,163, RMB20,530 and RMB19,306 for the years ended December 31, 2010, 2011 and 2012, respectively.

(2)        Includes share-based compensation expenses of RMB5.7 million and RMB15.8 million and RMB 15.7 million ($2.5 million) for the years ended December 31, 2010, 2011 and 2012, respectively.  No share-based compensation expenses were incurred prior to 2010.

(3)        Pre-opening expenses were presented as a separate item of “Costs and expenses” starting with the 2010 presentation, prior to which such expense were presented as part of “Restaurant expenses”.

(4)        Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Current Assets:
Cash and cash equivalents	52,378	70,695	612,583	327,546	229,367	36,816
Total current assets	75,439	105,913	661,731	595,056	627,924	100,790
Total assets	130,909	215,068	869,803	920,774	1,025,719	164,640
Total current liabilities	38,686	82,193	90,419	123,101	130,506	20,948
Total liabilities	40,818	87,301	103,711	142,870	155,591	24,974
Mezzanine equity	96,949	96,949	—	—	—	—
Total equity (deficit)	(6,858)	30,818	766,092	777,904	870,128	139,666
Total liabilities, mezzanine equity and equity	130,909	215,068	869,803	920,774	1,025,719	164,640

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to $1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 5, 2013, the noon buying rate was RMB6.2005 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)

2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2226	6.2105
April (through April 5)	6.2005	6.2008	6.2078	6.1962

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

Our future growth depends on our ability to open and profitably operate new restaurants. We opened 51, 72 and 68 new restaurants in 2010, 2011 and 2012, respectively, and plan to add approximately 60 further restaurants by the end of 2013. We may not be able to open new restaurants as quickly as planned. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. In researching new restaurant sites, we may be faced with intense competition for new restaurant sites in our target markets and increased lease costs. Even if we open additional restaurants as planned, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. This growth strategy and the substantial investment associated with the development of each additional restaurant may cause our operating results and profits to fluctuate. In addition, if we open new restaurants in our existing geographic markets, the sales performance and customer traffic of our existing restaurants near new restaurants may decline as a result. This may in turn adversely affect our ability to achieve the anticipated growth in revenue and profitability of our entire restaurant chain.

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

We have opened restaurants in markets where we have little or no operating experience. These and other markets in which we open new restaurants may have different competitive conditions, consumer tastes and discretionary spending patterns from our primary markets. As a result, any new restaurants we open in those markets may be less successful than restaurants in our primary markets. Consumers in a new market may not be familiar with our brand and we may need to build brand awareness in that market through greater investments in advertising and promotional activities than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our business philosophy and culture. Restaurants opened in new markets may also have lower average sales or higher construction, occupancy or operating costs than restaurants in our primary markets. In addition, we may have difficulty in finding reliable suppliers or distributors with adequate supplies of ingredients meeting our quality standards in the new markets. Sales at restaurants opened in new markets may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting our overall profitability.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have experienced rapid growth, and further expansion may place significant strain on our management and resources. We have increased the number of our restaurants in China from 9 as of December 31, 2007 to 256 as of December 31, 2012, and we plan to continue to expand our operations in our existing markets. This further expansion may place substantial demands on our management and our operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain consistent food and service quality and preserve our corporate culture to ensure that our brand does not suffer as a result of any deterioration, whether actual or perceived, in the quality of our food or service. To manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

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

As we lease the property for the majority of our restaurants, we have significant exposure to the retail rental market in China. For the years ended December 31, 2008, 2009, 2010, 2011 and 2012, our restaurant rental expenses amounted to approximately RMB17.9 million, RMB38.5 million, RMB64.3 million, RMB96.2 million and RMB121.5 million ($19.5 million), respectively, representing 7.8%, 7.8%, 8.6%, 9.4% and 10.2% of our total revenues during the respective periods. Since rental expenses represent a significant portion of our total operating expenses, our profitability may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.

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

Our business depends significantly on the market recognition of our “乡村基 CSC” brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Since 2008, we have successfully built up our “乡村基 CSC” brand to represent delicious, everyday Chinese food. We believe that maintaining and enhancing the “乡村基 CSC” brand is important to maintaining our competitive advantage. However, our ability to maintain our brand recognition depends on a number of factors, some of which are beyond our control. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to further develop and maintain our distinctive combination of delicious menu offerings, affordable prices and clean dining environments throughout our restaurant chain, as well as on our ability to respond to competitive pressures. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. For instance, in November 2011, we attracted a short period of negative press coverage related to the sanitary conditions in one of our restaurants in Chengdu, and sales in several of our Chengdu area restaurants dipped temporarily. We addressed the sanitary conditions and implemented a targeted short-term sales promotion program involving discounted food pricing which put pressure on our overall gross margin. Although we believe our brand and reputation were not materially affected by these events, we cannot assure you that any future such events will not have a material adverse effect on our brand, reputation, business or results of operations. As we continue to grow in size, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.

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

We generated 94.8%, 93.4%, 92.3%, 91.9% and 89.5% of our revenues in 2008, 2009, 2010, 2011 and 2012, respectively, from our restaurants in Chongqing municipality and Sichuan province in China.  We expect these markets to continue to account for a substantial portion of our revenues in the near future. If either Chongqing municipality or Sichuan Province experiences an event negatively affecting its consumer food services industry, such as a local economic downturn, a natural disaster, a contagious disease outbreak or a terrorist attack, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.

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

The cost of ingredients we use in our restaurants depends on a variety of factors, many of which are beyond our control. Food ingredients represented approximately 46.1%, 44.7%, 43.4%, 43.9% and 42.7% of our restaurant revenues for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.  Fluctuations in weather, supply and demand and economic conditions could adversely affect the cost, availability and quality of our critical food ingredients. If we are not able to obtain requisite quantities of quality ingredients at commercially reasonable prices, our ability to provide the menu items that are central to our business would be adversely affected. In addition, the PRC food price index increased by 4.2% from December 2011 to December 2012, which partially contributed the increase in our costs in food ingredients. If the cost of ingredients that we use in our restaurants increases in the future and we cannot pass these cost increases onto our customers, our operating margins may decrease.

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

Our business is subject to various compliance and operational requirements under PRC laws. The failure of any of our restaurants to comply with applicable laws and regulations, including laws governing our relationship with our employees, may incur substantial fines and penalties from the relevant PRC government authorities. Each restaurant in our chain must hold a basic business license issued by the local government authorities and must have restaurant operations within the business scope of its business license. Under PRC regulations, any business operating without a valid business license may be subject to fines of up to RMB100,000 ($16,051), confiscation of gains from the business and/or closure of the business. Our business is also subject to various regulations that affect various aspects of our business in the cities in which we operate, including fire safety, food hygiene and environmental protection. Our restaurants must obtain various licenses and permits under these regulations. Some of our restaurants have not obtained all the requisite licenses and permits. We are making diligent efforts to obtain as many of the missing permits as possible. Although we have not been subject to any material fines or other penalties in relation to any non-compliance in the past, if we fail to cure such non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from the related restaurants or the suspension of operations of the restaurants that do not have all the requisite licenses and permits, which could materially and adversely affect our business and results of operations. See also “Item 4.B — Business Overview — Regulation—Regulations on the Food Safety and Licensing Requirements for Consumer Food Services” and “Item 4.B — Business Overview — Regulation—Regulations on Fire Prevention.”

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

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to a total of 10,000,000 ordinary shares. As a result of these option grants and potential future grants under the plan, we have incurred and expect to continue to incur share-based compensation expenses. We had share-based compensation expenses of RMB15.7 million ($2.5 million) for the year ended December 31, 2012. As of December 31, 2012, there was RMB31.9 million ($5.1 million) in total unrecognized compensation expenses related to unvested share-based compensation arrangements granted under our share incentive plan. The additional expenses associated with share-based compensation awards granted under our share incentive plan may materially impact our future results of operations. However, if we limit the size or number of grants under our share incentive plan to minimize the additional expenses associated with share-based compensation, we may not be able to attract or retain key personnel.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 72.92% of our outstanding shares as of April 1, 2013. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on Chinese consumer demand and a resulting negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We have limited insurance coverage.

As of December 31, 2012, we have obtained insurance policies that we believe are customary for similar companies in China. We currently have in place property insurance, business interruption insurance, third-party liability insurance and money insurance for many of our restaurants currently in operation. For more details, see “Item 4.D — Property, Plants and Equipment — Insurance.” However, our insurance coverage may not be adequate to cover all losses that may occur, particularly with respect to loss of business and reputation. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business and results of operations may be materially and adversely affected.

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

In addition, some of our lessors have not provided us their title certificates for the properties we lease or proof of authorizations from the property owners to sublease the properties to us. If third parties who purport to be property owners challenge our right to lease these properties, we could be subject to potential disputes with them. Currently, the validity of a sublease for property occupied by one of our restaurants is the subject of a dispute between the property owner and the sublessor. Although the plaintiff’s request was rejected by the court in the first instance, such disputes, whether resolved in our favor or not, may divert management’s attention or disrupt our business operations.

Failure to comply with lease registration and other compliance requirements under PRC law may subject our lessors or us to fines or other penalties that may negatively affect our ability to operate our restaurants.

We and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. However, we and our lessors had not obtained registrations from the relevant authorities for the majority of our leased restaurant properties. Although the lack of registration with a governmental authority will not invalidate a lease agreement in a PRC court, it may expose both our lessors and us to monetary fines. Such fines may, in the aggregate, have an adverse effect on our financial condition. In addition, based on the specific land use right certificates and property ownership certificates currently held by our lessors, certain properties we lease are not designated for commercial service purposes. Failure to ensure that the properties we lease are operated in compliance with their designated use may subject our lessors or us to various administrative actions, including fines or suspension of our restaurant operations. Under PRC laws, a property may only be leased if only a land use right certificate and a title certificate has been issued in respect of the property. Before entering into any new lease agreement, we normally conduct legal and regulatory due diligence investigations to confirm that a land use right certificate and title certificate has been issued in respect of the property we intend to lease, that our intended use of the property is consistent with the land-use regulations and that the lease arrangement is in compliance with applicable PRC regulations. Also, we intend to require our lessors to indemnify us for related losses arising from any non-compliance on the part of our lessors in any of our future new lease agreements. However, if our lessors willfully provide us with false information, or if we are not adequately indemnified by the lessors for our losses or the fines or other penalties imposed on us for non-compliance with land- and property-related PRC laws and regulations, our business and financial condition may be materially and adversely affected.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In August 2010, November 2010, March 2011, June 2011 and September 2012, we raised the wages of our restaurant staff and management. Such wage raises have had and will continue to exert pressure on our operating margin. Further, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. In addition, high inflation may reduce the disposable income of our customers or dampen their willingness to dine at restaurants.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, received preferential tax status for the years 2008 through 2010 from the State Tax Bureau in Chongqing, under which it paid enterprise income tax, or EIT, at a rate of 15%. However, the PRC National Audit Office issued a letter in May 2011, stating that several restaurant companies, including Chongqing Xinghong Growing Rich Management Co., Ltd., should not have been granted preferential tax status in 2009. Based on this letter, we concluded that the standard tax rate should also apply for the years 2008 and 2010, and recognized a one-time tax liability of RMB17.8 million ($2.8 million) related to the change for 2008, 2009 and 2010 during the quarter ended June 30, 2011. Of the total additional enterprise income tax, or EIT, RMB6.4 million ($1.0 million) relevant to 2009 was paid during the third quarter of 2011 in accordance with instructions received from the local tax authority.

Subsequently, in February 2012, the State Tax Bureau in Chongqing issued a written notice to us which confirmed that our Chongqing subsidiary would nonetheless be permitted to apply the preferential tax status for each of the three years ended December 31, 2008, 2009 and 2010. Further, the local tax authority refunded the additional EIT of RMB6.4 million ($1.0 million) paid by the Company. The Company believes this determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination. Accordingly, the Company reversed in the first quarter of 2012 the income tax liability of RMB11.4 million ($1.8 million) previously accrued in 2011 in connection with the rate change for 2008 and 2010, as well as the additional EIT expense of RMB6.4 million ($1.0 million) for 2009. On June 1, 2012, the Company’s subsidiary in Chongqing was granted a preferential tax rate of 15% for the years 2011 to 2020. The Company recognized a one-time tax benefit of RMB7.7 million ($1.2 million) in the second quarter of 2012, as a result of the change in the preferential tax treatment for fiscal year 2011.

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

On March 28, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, the 2007 Stock Option Rules. On May 29, 2007, SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. On February 25, 2012, the SAFE promulgated the Notice Regarding Administration of Foreign Exchange Issues on Domestic Individuals Participation in Share Incentive Plan of Overseas Listed Company, or the 2012 Stock Option Rules which has repealed the 2007 Stock Option Rules. The purpose of both the 2007 Stock Option Rules and the 2012 Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and share option plans of overseas listed companies.

According to these regulations, PRC domestic individuals, including PRC citizens and foreign individuals who have resided continuously in the PRC for over one year, who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China, to handle various foreign exchange matters associated with these plans. The PRC domestic individuals shall appoint a PRC agent to process the foreign registration, account opening, capital transfer and exchange and an overseas institution to process the exercise of the options, purchase and sale of stocks or stakes and the capital transfer and other related matters. The PRC agents or employers should, on behalf of the PRC domestic individuals, apply annually to SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC citizens’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC citizens from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income based on PRC accounting standards each year to fund a statutory surplus reserve, until the accumulated amount of such reserve has reached 50% of its registered capital. The reserve funds amounted to RMB48.7 million ($7.8 million) as of December 31, 2012. This reserve is not distributable as dividends except in the event of liquidation of these subsidiaries. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to CSC Cayman or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See also “—Risks Relating to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs or ordinary shares may be subject to taxes under PRC tax laws, if we are classified as a Chinese ‘resident enterprise.’”

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC have stated they are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. To our knowledge, we are not subject to any ongoing SEC investigations, nor are we a party to the administrative proceedings brought by the SEC against the accounting firms. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting from the NYSE and deregistration by the SEC. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The closing trading prices of our ADSs ranged from US$5.65 to US$11.08 in 2012. The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies in the industry, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our executive officers and key personnel, fluctuations of exchange rates between RMB and the Canadian dollar or the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, we have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, and our independent registered public accounting firm has attested to and reported on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, investors could lose confidence in the reliability of our financial statements and the trading price of our ADSs could be negatively impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on our income and assets and the market price of our ADSs and ordinary shares, we believe that it is likely that we were not a passive foreign investment company, or PFIC (as defined for United States federal income tax purposes and as described below), for our taxable year ended December 31, 2012.  However, we can give no assurances in this regard, as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority.

A non-U.S. corporation, such as our company, will be considered as a PFIC for United States federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of the value of its assets is attributable to assets that produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any other taxable year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Our founders, Ms. Hong Li and Mr. Xingqiang Zhang, owned and operated nine restaurants prior to the establishment of CSC Cayman. Since the establishment of CSC China in September 2007, these nine restaurants have been directly operated by us. We purchased the operating assets of these nine restaurants in a series of transactions from our founders in 2008 and 2009 for an aggregate amount of RMB3.4 million. As these nine restaurants were under the common control of our founders, we consolidated the results of operations of these nine restaurants in our financial statements throughout the periods presented in our financial statements.

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

B.                                    Business Overview

We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 256 restaurants as of December 31, 2012, including 124 restaurants in Chongqing municipality and 85 restaurants in Sichuan province. Chongqing municipality and Sichuan province cover a region of 110 million people in Southwest China that is home to Sichuan cuisine, one of the best-known Chinese regional cuisines. We directly operate all of our restaurants for effective quality control and operational efficiency. We plan to further expand our geographic coverage and add approximately 60 restaurants in China by the end of 2013.

Since 2008, we have successfully built up our “乡村基 CSC” brand to represent delicious, everyday Chinese food. Our standard menu features our most popular main dishes prepared in the Sichuan style as well as a wide selection of other dishes, appetizers, desserts and beverages. We periodically offer new dishes and seasonal menu selections to attract more customer visits. Starting from the end of 2011, we carried out a trial run of “大米先生” (“Mr. Rice”) branded quick-service, canteen-style restaurants. We estimate that our CSC and Mr Rice branded restaurants,had approximately 94.7 million customer visits in 2012.  For the year ended December 31, 2012, average traffic per restaurant per day was approximately 1,333 customers and our average table turnover per day was approximately 12.3 times for our restaurant chain.

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

Our revenues increased by 36.7% from RMB745.9 million in 2010 to RMB1.0 billion in 2011 and by 16.6% from RMB1.0 billion to RMB1.2 billion ($0.2 million) in 2012. We added 51 and 72 new restaurants, respectively, in 2010 and 2011, which contributed RMB107.8 million and RMB115.3 million in revenues in 2010 and 2011, respectively. We further added 68 new restaurants in 2012, which contributed RMB83.6million ($13.4 million) revenue in 2012. Our net income increased by 39.3% from RMB45.1 million in 2009 to RMB62.8 million in 2010,  decreased by 111.1% from RMB62.8 million to a net loss of RMB7.0 million in 2011 and increased from a net loss of RMB7.0 million in 2011 to a net income of RMB75.6 million ($12.1 million) in 2012.

Our highly standardized and efficient operations have enabled us to establish a scalable business model, as evidenced by our growth to date. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 256 restaurants as of December 31, 2012. Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants has always remained a major challenge to Chinese food restaurant chains. To overcome this difficulty and ensure the consistent quality of our dishes across different restaurants, we employ a standardized food preparation process that combines on-site food preparation by trained cooks with centralized supply of proprietary pre-mixed sauce packages, systematic provision of quality ingredients and a well-established cook-training program. For each dish, we develop a proprietary mix of seasonings, make the mixture into sauces in our central facility in Chongqing, and then put these sauces into sauce packages to be delivered to different cities and municipalities. Generally, we deliver our sauce packages to ingredients suppliers in each city or municipality who then combine our sauces with quality ingredients as required by each of our menu item recipes. We source quality ingredients from selected suppliers that meet our quality standards and intend to build regional logistic centers to streamline our supply chain. We maintain an effective cook-training program that enables us to systematically train new hires to become our expert cooks in three to six months.

Our Food

Our founding philosophy and core values are to provide delicious and affordable everyday Chinese food of consistent quality that serves as an alternative to cooking at home for Chinese customers. Our target customer is an ordinary consumer looking for a fresh, homestyle meal served in a clean, pleasant setting for an affordable price. We believe this philosophy has, since our inception, contributed to our past growth, our large customer base, frequent repeat customer visits to our restaurants and our potential for expansion.

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

We do not purchase raw ingredients directly from local farmers or butchers. Instead, we use suppliers to purchase ingredients for us based upon our terms, specifications and requirements, contributing to higher operating efficiency and better quality control. We estimate that we have 80 key food suppliers for our meats, vegetables, fruits, eggs and beverages. Purchases made from our ten largest suppliers in 2010, 2011 and 2012 were equal to approximately 36.5%, 37.5% and 38.8% of our total purchase costs for these items in each of these periods, respectively.

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

Proprietary Sauce Packages

For each dish, we first develop a proprietary seasoning mix. This mix results from our product development efforts devoted to studying and replicating flavors that appeal to popular customer tastes in China. We then process these seasonings into sauces and package them in our central facility in Chongqing. Subsequently, these sauce packages are delivered to our restaurants and, once there, combined with quality ingredients from our suppliers. Thus we ensure that every one of our restaurants offers the same delicious taste for every dish on our menu. In Chongqing, we have a central kitchen that combines ingredients such as meats and vegetables with our proprietary pre-mixed sauce packages and regularly delivers these ingredients to each of our Chongqing restaurants to be stored in refrigerated facilities. This way, each restaurant kitchen only needs to prepare and serve the food to customers close to the time of ordering. In other regions, we deliver our proprietary pre-mixed sauce packages for each dish to each of our restaurants, where the ingredients are combined with our sauce packages. Our centralized network for the preparation and distribution of our proprietary pre-mixed sauce packages and our strong supply network which provides quality ingredients for each of our restaurants both help to ensure the consistent quality of our food offerings.

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

On-site Food Preparation

Our dishes are freshly prepared on stovetops in batches by our cooks in each restaurant kitchen. Our ingredients and sauce packages are conveniently pre-mixed and stored in our restaurants and stand ready to be stir-fried or otherwise cooked by our cooks at any time. Our cooks then prepare a batch of each menu item at a time on our restaurant stovetops, making the dishes ready to be served. The timing of stovetop preparation is closely aligned with studied customer consumption patterns to minimize the time lapse between stovetop preparation and serving of food to customers; the preparation of every batch of each item is carefully timed. We have a web-based information system that allows us to monitor daily revenues from our restaurants. In addition, we reduce our batch size during non-peak dining times to maintain quality and minimize waste. For example, when we determine the quantity and preparation schedule of each menu item for a certain day of the week, we take into account sales data of the same menu item for the same week day during the last three weeks so as to estimate how much of each menu item should be cooked and at what time intervals. On average, we allow each prepared dish to spend no more than 100 minutes on our food warmer system before we replace it with a freshly cooked batch. This ensures that our customers enjoy the type of freshly cooked, hot dishes associated with everyday home cooking.

Quality Monitoring

We have a food safety and quality assurance program in place to maintain high standards for our food supply and food preparation procedures. Each of our operating subsidiaries in China performs periodic checkups for restaurants and suppliers to evaluate food quality and identify potential food safety risks. We regularly inspect our suppliers to ensure that the ingredients we buy conform to our stringent quality standards. We also rely on recipes, specifications and protocols to ensure that our food quality when served, including a physical examination of the ingredients when they arrive at our restaurants and unannounced visits by our headquarters personnel to each restaurant from time to time. Area managers of our operating subsidiaries periodically visit and inspect each restaurant in their region. We also train our employees to pay close attention to food quality at every stage of the food preparation cycle. We have developed a checklist that our employees use to assess the freshness and quality of the perishable food supplies delivered to our restaurants, especially ingredients such as vegetables from local food suppliers.

Our Services and Customer Experience

Our Services

Our food takes hours to prepare off-site, but once the ingredients for our dishes are combined with our sauce packages and delivered to each individual restaurant, each dish can be cooked and become ready to serve in a very short amount of time. When customers come into our restaurants, they select items from our menu, and we typically deliver the finished dishes to the customer within 60 seconds. We believe that the speed with which we serve our customers, along with the consistent quality of the food we offer—in terms of both freshness and taste—contributes significantly to our popularity.

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

Our Restaurants

As of December 31, 2012, we directly owned and operated 256 restaurants in China, 233 of which are operated under our “乡村基 CSC” brand and 23 of which are operated under our “大米先生 Mr. Rice” brand.

We own all of our restaurants and operate them through operating subsidiaries located in eight geographic areas. We currently intend to continue expanding through wholly owned restaurants as opposed to franchise restaurants. We believe that our current business model allows us to have effective control over the quality of our food offerings and customer service.

The following table shows the number of our restaurants in China as of December 31, 2012, based on a breakdown by province, municipality, city or town:

Number of Restaurants
Chongqing Municipality	124
Sichuan Province	85
Shaanxi Province	26
Guizhou Province	6
Hunan Province	5
Yunnan Province	5
Shanghai Municipality	4
Beijing Municipality	1
Total	256

As of December 31, 2012 we do not own the real property on which, or the buildings in which, most of our restaurants are operated, other than for seven of our existing restaurants, five in Chongqing and two in Chengdu. We also own the underlying properties for one of our restaurants in Chengdu that are currently under development. We intend to continue to primarily use rental properties for our restaurants. Nonetheless, we may purchase property on which our restaurants are located or properties where we have particular interest in opening a restaurant, if such property becomes available at a reasonable price.

We plan to further expand our geographic coverage and expect to increase the number of our restaurants to approximately 316 by the end of 2013.

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

We have identified Guiyang, Kunming, and several other cities as our key target cities for our expansion in 2013 and beyond. Each of these key target cities has a population of over 3 million and is a regional commercial center.

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

Pre-opening activities. Before opening a new restaurant, we carry out a series of pre-opening and completion activities, such as constructing leasehold improvements, painting and decorating the restaurant premises, applying for relevant permits and approvals, identifying and appointing members of the management team, and hiring and training staff in anticipation of the opening.

Restaurant Design

The design of our restaurants conforms to our business philosophy—simple, clean, friendly and ideal for a home-cooked style meal for our customers, whether they come as individuals or with friends or family. We employ uniform decor standards for all of our restaurants in order to create a uniform brand image. The restaurants reflect the same philosophy as our menu offering: a streamlined number of colors and sparingly designed space that is nonetheless intended to maximize customer appeal and offer a pleasant, comfortable experience for our customers. Our restaurant design and construction emphasize efficiency in layout and functionality, maximizing usable space, construction costs management and safety requirements.

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

From time to time, we conduct promotional activities designed to raise customer awareness of our brand. Such activities include issuing products containing our brand name and logo, advertising through various media and conducting in-store promotional activities such as distribution of in-store coupons. We currently spend our promotional budget primarily on print media in markets where we already have some existing market presence, but we also intend to pursue focused marketing activities to reach out to areas with large potential customer populations, including handing out fliers in schools and placing advertisements in residential communities and office buildings. We spent approximately RMB6.7 million, RMB7.3 million and RMB1.4 million ($0.2 million) on marketing activities and promotional campaigns in the years ended December 31, 2010, 2011 and 2012, respectively.

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

Our business benefits from our delicious and affordable food offerings and our well-known “乡村基 CSC” brand in our existing markets. However, some of our existing and potential competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in customer preferences or market trends. In addition, we face competition from a variety of smaller-sized companies that focus on some of our targeted geographical markets, and they may be able to respond more promptly to changes in customer needs and preferences in these markets.

Technology

We use information technology systems to help us operate efficiently, increase the scalability of our business and accommodate future growth. We currently use a combination of commercially available and custom-developed software and hardware systems, including enterprise resource planning software and point of sale tracking software. We are in the process of undergoing a systems upgrade to provide us with increased capacity to analyze up-to-date financial and operating information from restaurants directly delivered to our management throughout each day, as well as to expand our capacity to effectively manage inventory and supplies by systematically tracking food served and ingredients needed for restaurants and timely transmit such information to our subsidiaries and headquarters.We are also developing online and mobile device applications to expand our brand awareness and market presence, as well as a prepaid card system to accelerate payments and generate extra sales. Our technology system has several key benefits: it simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale programs and services and automates of much of the administration of our business. Our upgraded system will enhance such benefits and help us remain up-to-date in the efficient management of our business operations.

Intellectual Property

Given the importance of the “乡村基 CSC” brand to our business, our intellectual property is an important element of our business. We rely on copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and other third parties, to protect our intellectual property rights.

For risks and uncertainties associated with our intellectual property, see “Item 3.D — Risk Factors—Risks Related to Our Industry and Business—Our business depends significantly on the market recognition of our “乡村基 CSC” brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.”

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

The Food Safety Law sets out, as penalties for violation, various legal liabilities, in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment. A restaurant which does not have a food service operating permit may be subject to confiscation of gains and other restaurant assets, or fines ranging from RMB2,000 ($321) to ten times of the value of food sold at the restaurant.

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

Each of our restaurants is required to obtain a food service operating permit in order to offer food services and generally each restaurant obtains the food service operating permit within one month of opening. Our central kitchen has also acquired a food service operating permit in order to conduct food processing activities. We must also follow the requirements set forth in the Food Safety Law, the Implementation Rules of the Food Safety Law, the Administrative Measures on License of Consumer Food Service and the Administrative Measures on the Supervision of Food Safety on Consumer Food Service.

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

Upon completion of a construction project to which a fire prevention design has been applied according to the requirements of the Fire Prevention Law, such project must go through acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. No construction may be put into use before it is accepted by the relevant fire prevention units of public security authorities. For each public assembly venue, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. The Fire Prevention Law also provides legal liabilities for violation thereof. Any entity which has not passed a fire safety check is required to improve the condition of the premise to meet the safe requirements for fire prevention, and if the entity fails to cure as requested, it may be subject to fines of up to RMB300,000 ($48,153) and, in the worst possible scenario, may be ordered to suspend operations on the premise until the fire safety permit is obtained.

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

The Water Pollution Prevention Law provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level. If, in violation of the provisions of the Water Pollution Prevention Law, the main part of a construction project is put into operation or to use before the facilities for prevention and control of water pollution has been completed and  passed the inspection and acceptance, the competent environmental protection authorities of the local people’s government at or above the county level shall instruct to stop operation or use until the facilities for prevention and control of water pollution have been accepted as up to standard and impose a fine of not less than RMB50,000.00 but not more than RMB500,000.00 ($80,256). If any pollutant discharging unit does not use the water pollutant treatment facilities in a normal manner, or dismantles or lays idle such facilities without receiving approval from the competent environmental protection authorities, the competent environmental protection authorities of the local people’s government at or above the county level shall instruct such a unit to rectify within a time limit and impose thereof a fine of not less than one time but not more than three times of the pollutant discharge fee payable by it.

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

SAFE Circular No. 75 and the related Implementation Rule

On October 21, 2005, SAFE issued SAFE Circular No. 75, which became effective as of November 1, 2005, and in May 2011, SAFE issued an implementation rule, SAFE Circular No. 19, which took effect as of July 1, 2011. SAFE Circulars No. 75 and No. 19 require Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets for the benefits of third parties or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Item 3D — Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

Regulations on Employee Stock Options Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, or the 2007 Stock Option Rules. On February 15, 2012, the SAFE promulgated the Notice Regarding Administration of Foreign Exchange Issues on Domestic Individuals’ Participation in Share Incentive Plans of Overseas Listed Companies, or the 2012 Stock Option Rules, which have amended and repealed in part the 2007 Stock Option Rules. The purpose of both the 2007 Stock Option Rules and the 2012 Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and share option plans of overseas listed companies.

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

We and our employees, directors and consultants who are PRC domestic individuals and who have participated in the share incentive plan have applied to the local SAFE branch for registration under the then effective Stock Option Rules, namely the 2007 Stock Option Rules. However, since we may grant stocks and/or options to our employees, directors and consultants from time to time, we cannot assure you that we can successfully complete the registrations under the Stock Option Rules in the future. If we or our employees, directors and consultants who are PRC domestic individuals fail to complete these registrations, we or such persons may be subject to fines and legal sanctions. See “Item 3.D—Risk Factors—Risks related to Doing Business in China—All participants of our existing share incentive plan who are PRC citizens are required to register with the SAFE, and the failure to so comply could subject us and such participants to penalties.”

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

Legal Restrictions on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises is the Corporate Law, as amended on October 27, 2005. Under the Corporate Law, our subsidiaries in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, Chinese companies are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends except in the event these subsidiaries are liquidated. See “Item 3.D — Risk Factors—Risk Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”

C.                                    Organizational Structure

We conduct substantially all of our restaurant operations through CSC China and its subsidiaries. The following diagram illustrates our corporate structure:

For a complete list of subsidiaries, see Exhibit 8.1.

D.                                    Property, Plants and Equipment

Facilities

The following table shows the area of our owned and leased facilities, including office, restaurant, central kitchen and warehouse space, as of December 31, 2012, based on a breakdown by province and municipality:

	Owned			Leased
	Office and leased out Space	Restaurant Space	Central Kitchen and Warehouse Space	Office Space	Restaurant Space	Central Kitchen and Warehouse Space
	(square meters)

Chongqing Municipality	3,664	2,731	17,635	259	68,940	1,700
Sichuan Province	—	1,491	—	504	33,962	5,400
Shaanxi Province	—	—	—	120	10,174	—
Shanghai Municipality	—	—	—	98	1,488	—
Hunan Province	—	—	—	—	2,024	—
Beijing Municipality	—	—	—		293	—
Guizhou Province	—	—	—		2,042	—
Yunnan Province	—	—	—		2,260	—
Total	3,664	4,222	17,635	981	121,183	7,100

During the fiscal years 2010, 2011 and 2012, we incurred approximately RMB 64.3 million, RMB96.2 million and RMB121.5 million ($19.5 million), respectively, in rental expenses under the leases for our restaurant properties. For more details as to the location and usage of these facilities, please also see “Item 4.B—Business Overview—Our Restaurants.”

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

A.                                    Operating Results

Overview

Our restaurant chain grew from 81 restaurants as of January 1, 2010 to 256 restaurants as of December 31, 2012, including 124 restaurants in Chongqing municipality and 85 restaurants in Sichuan province. Our revenues increased by 36.7% from RMB745.9 million in 2010 to RMB1,019.6 million in 2011 and from RMB1,019.6 million to RMB1,188.4 million ($190.8 million) in 2012. We added 51 and 72 new restaurants respectively in 2010 and 2011, which contributed revenues of RMB107.8 million and RMB115.3 million in 2010 and 2011, respectively. We further added 68 new restaurants in 2012, which contributed revenues of RMB83.6 million ($13.4 million) in 2012. Our net income decreased by 111.1% from RMB62.8 million to a net loss of RMB7.0 million in 2011 and increased to a net income of RMB75.6 million ($12.1 million) in 2012. We plan to increase the number of our restaurants to approximately 316 by the end of 2013.

Key Factors Affecting our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of restaurants in operation

Our revenues are affected to a significant extent by the number of restaurants we have in operation. We generated substantially all of our revenues from sales at our restaurants. Accordingly, new restaurants have contributed substantially to our revenue growth. The table below shows the number of restaurants in operation as of the dates indicated:

	As of December 31,
	2010	2011	2012
Number of Restaurants:
Chongqing Municipality	69	96	124
Sichuan Province	45	70	85
Other Regions	17	33	47

Total	131	199	256

Restaurants incur various costs and expenses before they open, and newly opened restaurants typically incur materially greater operating costs during the first few months of their operations. Therefore, opening new restaurants may temporarily lower results of operations on a per restaurant basis, and the proportion of new restaurants we have in operation during any period may affect our overall results of operations. Our growth strategy relies primarily on operating new restaurants and no acquisitions of restaurants took place in 2010, 2011 or 2012.

Comparable restaurant sales

We believe that comparable restaurant sales are an important benchmark of our operations. As we continue to add new restaurants to our chain each year, we believe that comparable restaurant sales provide a meaningful period-to-period comparison of restaurant performance because they exclude increases that are due to the opening of new restaurants. We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison. For example, our comparable restaurants for years 2011 and 2012 are restaurants that were open throughout both 2011 and 2012.

The table below shows our comparable restaurant sales for the period indicated:

	For the year ended December 31,
	2010	2011	2011	2012

Number of comparable restaurants	81	81	118	118
Revenues for comparable restaurants (in RMB thousands)	615,910	629,635	902,725	868,924
Percentage increase during comparable periods	2.2%		-3.7%

We are highly focused on increasing comparable restaurant sales through a variety of measures, including continuously expanding and updating our menu offerings to generate repeat business and attract new customers and carefully selecting restaurant sites in areas with high customer traffic. In addition, our restaurants regularly offer promotional discounts to attract more business. Although overall comparable restaurant sales decreased in 2012, we believe that these efforts will have a positive impact on our revenues in the future.

Food and paper costs

Food and paper costs are the largest component of our operating expenses, representing 46.3%, 46.5% and 45.3% of our revenues in 2010, 2011 and 2012, respectively. In 2012, we reclassified restaurant staff catering and welfare expenses from the categories of food and paper costs and other restaurant operating expenses to the category of restaurant wages and related expenses. These expenses amounted to RMB15,163, RMB20,530 and RMB19,306 in 2010, 2011 and 2012, representing 2%, 2% and 1.6% of revenue in each of 2010, 2011 and 2012, respectively. The following table shows the breakdown of our food and paper costs in 2010, 2011 and 2012:

	For the Year Ended December 31 (in RMB thousands)
	2010		2011		2012
	Cost	% of revenue	Cost	% of revenue	Cost	% of revenue

Food and beverage	323,360	43.4%	447,232	43.9%	507,829	42.7%
Paper	21,694	2.9%	26,862	2.6%	30,925	2.6%

Total Food and Paper	345,054	46.3%	474,094	46.5%	538,754	45.3%

Our food and beverage purchases are generally determined by prevailing market prices in China. The PRC food price index increased by 4.2% from December 2011 to December 2012, and we expect that the rate of increase will remain significant in 2013. We introduced new items with higher margins on our rolling menu throughout 2012 to address the increase in costs of food in China. As a result of the expansion of our operations and the inflation pressure in China, we expect the food and paper costs to continue to increase in the future. Despite these rising costs, we have been able to pass the increased costs onto our customers by increasing prices and introducing food items with a higher margin. In addition, with an increased number of restaurants, we stepped up our efforts to centralize supply and thus enhanced our bargaining power on pricing with vendors, which has helped mitigate the impact of the rise in 2012.

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

The salary level of employees in the consumer food services industry in China has been rising in recent years. In addition, when we open new restaurants, we have to hire staff before restaurants are opened and thus we normally incur wages for those restaurants before they begin to generate revenue. As a result, our restaurant wages and related expenses increased as a percentage of revenue from 18.0% in 2010 to 18.8% in both 2011 and 2012. We expect our restaurant staff wages and related expenses to continue to increase as a percentage of revenue and in total as inflationary pressures in China drive up wages and as we continue to increase the number of our restaurants.

Rental expenses

We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have initial lease terms of 5 to 10 years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. Property rental prices in China have generally been rising since 2007, particularly in the larger and more developed cities where a majority of our restaurants are located. Our rental expenses were 8.6% of our revenues in 2010 and increased to 9.4% in 2011 and to 10.2% in 2012. With the expansion of our operations, we expect our rental expenses to continue to increase in the future.

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

Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual restaurant, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of consumer spending and access to our restaurants. The impairment charges of long-lived assets recorded were RMB2.1 million, RMB6.4 million and RMB13.8 million ($2.2 million) during the years ended December 31, 2010, 2011 and 2012, primarily representing costs related to asset impairment charges in two, six and twenty-five underperforming restaurants, respectively. Management intends to continue to monitor the underperforming restaurants and to perform impairment test on quarterly basis.

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down. To assess potential impairment of goodwill, we perform an assessment of the carrying value of each individual restaurant at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of each individual restaurant below its carrying value. If the carrying value of an individual restaurant exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the individual restaurant’s goodwill exceeds its implied fair value. We estimate the fair value of each individual restaurant through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the individual restaurant, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our individual restaurant will change, which could affect the amount of goodwill impairment charges, if any. We have not recognized any impairment charge on goodwill for the year ended December 31, 2010. In 2011, we closed Chongqing Xiji restaurant, one of our purchased restaurants, and as a result, goodwill relevant to Xiji restaurant of RMB0.3 million ($0.04 million) was written off. In 2012, the impairment charges of goodwill recorded were RMB0.5 million ($0.1 million), representing a decrease in the carrying value of goodwill in one underperforming restaurant (Chongqing Ganghua Restaurant) and in Chongqing Jiujiu Restaurant, whose lease term expired in the first quarter of 2013.

Share-Based Compensation

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to 7,720,000 ordinary shares. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2013, options to purchase 3,186,704 ordinary shares and 1,826,351 restricted shares are outstanding under this plan.

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

We have performed contemporaneous valuation of the options and restricted shares issued in 2011 and 2012. The fair value of restricted shares is estimated based on the fair value of the ordinary shares on the grant date. The options are priced using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of our ordinary shares on the grant date, expected stock price volatility, risk-free rate and expected price multiple at which employees are likely to exercise stock options. We have used historical data to estimate the forfeiture rate. Expected volatilities are estimated based on the average volatility of comparable companies over a time period commensurate with the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used in calculating the fair value of share options represents the management’s best estimations, but these estimations involve significant uncertainties and the application of management judgments. We estimate the forfeiture rate based on the past employee retention rate and our expectation of future retention rates. We will prospectively evaluate our estimated forfeiture rate based on actual history and our compensation expense may change based on our actual forfeiture rate we experience.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating loss in the China fast food industry, tax planning strategy implemented and other tax planning alternatives. As of December 31, 2012, we had deferred tax assets of RMB13.7 million ($2.2 million) generated from net loss carryforward before valuation allowance. We accrued a 98% valuation allowance since it is more likely than not that the operating loss will not be utilized before expiration.

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

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority, based solely on the technical merits of the position. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

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

	For Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(in thousands)

Revenue—restaurant sales	745,939	1,019,553	1,188,412	190,753
Costs and expenses:
Restaurant expenses:
Food and paper (1)	345,054	474,094	538,754	86,476
Restaurant wages and related expenses (1) (2)	134,215	191,906	223,595	35,889
Restaurant rent expenses	64,284	96,200	121,520	19,505
Restaurant utilities expenses	46,746	65,626	72,188	11,587
Other restaurant operating expenses (1)	24,311	43,817	47,318	7,596
Selling, general and administrative expenses (2) (3)	32,330	67,198	72,178	11,585
Pre opening expenses (3)	5,906	15,993	11,791	1,893
Depreciation	21,288	38,274	59,411	9,536
Property and equipment impairment charges	2,087	6,396	13,820	2,218
Goodwill impairment		267	456	73
Total operating expenses	676,221	999,771	1,161,031	186,358
Income from operations	69,718	19,782	27,381	4,395

Interest income	3,465	17,226	21,976	3,527
Foreign exchange loss	(2,715)	(15,466)	(307)	(49)
Other income	6,893	9,403	19,808	3,179

Income before income taxes	77,361	30,945	68,858	11,052
Income tax expenses	(14,551)	(37,895)	6,778	1,088

Net income (loss)	62,810	(6,950)	75,636	12,140

Notes:

(1)        In 2012, restaurant staff catering and welfare expenses were reclassified to the category of restaurant wages and related expenses from food and paper and other restaurant operating expenses. Prior period numbers have been reclassified to conform with the current presentation. These expenses amounted to RMB15,163, RMB20,530 and RMB19,306 for the years ended December 31, 2010, 2011 and 2012, respectively.

(2)        Includes share-based compensation expenses of RMB5.7 million and RMB15.8 million andRMB 15.7 million ($2.5 million) for the years ended December 31, 2010, 2011 and 2012, respectively.  No share-based compensation expenses were incurred prior to 2010.

(3)        Pre-opening expenses were presented as a separate item of “Costs and expenses” starting in 2011 , prior to which such expense were presented as part of “Restaurant expenses”.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our revenues increased by RMB168.9 million ($27.1 million), or 16.6%, from RMB1.02 billion in 2011 to RMB1.19 billion ($0.2 billion) in 2012. This net increase was primarily due to:

•                  RMB83.6 million ($13.4 million) in revenues contributed by 68 restaurants added in 2012 (three of which were closed in 2012).

•                  RMB134.2 million ($21.5 million) increase in revenues in 2012 as compared to 2011 contributed by 72 restaurants added in 2011 (of which one and seven restaurants were closed in 2011 and 2012, respectively).

•                  Offset by an RMB48.9 million ($7.8 million) decrease in revenues contributed by 131 restaurants opened prior to December 31, 2010 (of which three and one restaurants were closed in, 2011 and 2012, respectrively );

We increased the number of our restaurants from 199 as of December 31, 2011 to 256 as of December 31, 2012.

Food and paper

Our cost of food and paper increased by 13.6% from RMB474.1 million in 2011 to RMB538.8million ($86.5 million) in 2012, primarily as a result of the expansion of our restaurant chain and increased food costs. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB447.2 million in 2011 to RMB507.8 million ($81.5 million) in 2012, and an increase of cost associated with paper and other food packaging materials from RMB26.9 million in 2011 to RMB30.9 million ($5.0 million) in 2012. As a percentage of revenues, cost of food and paper decreased from 46.5% in 2011 to 45.3% in 2012.

Restaurant wages and related expenses

Our restaurant wages and related expenses costs increased by 16.5% from RMB191.9 million in 2011 to RMB223.6 million ($35.9 million) in 2012. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2012 and, to a lesser extent, from share-based compensation expenses of RMB15.7 million ($2.5 million) and an overall increase in the levels of salaries and other employee benefits in 2012. As a percentage of our revenues, restaurant wages and related expenses stayed stable at 18.8% in 2011 and 2012.

Restaurant rental expenses

Restaurant rental expenses increased by 26.3% from RMB96.2 million in 2011 to RMB121.5 million ($19.5 million) in 2012, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rental increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 9.4% in 2011 to 10.2% in 2012, primarily because it took time for the new restaurants opened during the period to ramp up sales.

Restaurant utility expenses

Restaurant utility expenses increased by 10% from RMB65.6 million in 2011 to RMB72.2 million ($11.6 million) in 2012. As a percentage of revenue, restaurant utility expenses slightly decreased to 6.1% in 2012 from 6.4% in 2011.

Other restaurant operating expenses

Other restaurant operating expenses increased by 8.0% from RMB43.8 million in 2011 to RMB47.3 million ($7.6 million) in 2012. As a percentage of revenues, other restaurant operating expenses decreased from 4.3% in 2011 to 4.0% in 2012, primarily due to effective cost control and operational efficiency improvements in 2012.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 7.4% from RMB67.2 million in 2011 to RMB72.2 million ($11.6 million) in 2012. Such increase was primarily due to an increase in the size of our operations and an increase in costs related to the closure of restaurants. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB11.8 million ($1.9 million) in 2012, as compared to RMB12.5 million in 2011. As a percentage of revenues, our selling, general and administrative expenses decreased from 6.6% in 2011 to 6.1% in 2012.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses decreased from RMB16.0 million in 2011 to RMB11.8 million ($1.9 million) in 2012. The decrease was primarily due to more prudent expenditures for new restaurant openings, tighter cost controls and the decrease in the number of restaurants under preparation for opening in 2012.

Depreciation

Depreciation in 2012 amounted to RMB59.4 million ($9.5 million), representing an increase of 55.2% as compared to RMB38.3 million in 2011. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 3.8% in 2011 to 5.0% in 2012.

Impairment charges

Impairment charges are expenses incurred as a result of asset impairment related to the closure of restaurants. Impairment charges were RMB13.8 million ($2.2 million) in 2012 and RMB6.4 million in 2011.

Income tax expenses

Our income tax expenses decreased by 117.9% from RMB37.9 million in 2011 to a credit of RMB6.8 million ($1.1 million) in 2012. The decrease in our income tax expenses was primarily due to the recognition of the reversal of tax liability previously assessed by the State Tax Bureau in Chongqing

In February 2012, the State Tax Bureau in Chongqing issued a written notice to the company which confirmed that the company’s Chinese subsidiary would nonetheless be permitted to apply the preferential tax treatment for each year ending December 31, 2008, 2009 and 2010. Further, the local tax authority has refunded the additional EIT of RMB6.4 million for 2009 paid by the Company in 2011 in connection with the notification of the change in tax. In the second quarter of 2012, the company’s Chinese subsidiary in Chongqing was further granted a preferential tax rate of 15% for years 2011 to 2020.

Net income

As a result of the above, our net income increased by 1,188% from a net loss of RMB7.0 million in 2011 to net income of RMB75.6 million ($12.1 million) in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our revenues increased by RMB273.6 million, or 36.7%, from RMB745.9 million in 2010 to RMB1.01 billion in 2011. This increase was primarily due to:

•                  an RMB2.2 million increase in revenues contributed by 81 restaurants opened prior to December 31, 2009;

•                  an RMB156.1 million increase in revenues contributed by 51 restaurants added during 2010 (of which one and three restaurants were closed in 2010 and 2011, respectively); and

•                  RMB115.3 million in revenues contributed by 72 restaurants added in 2011 (of which one restaurant was closed in 2011).

We increased the number of our restaurants from 131 as of December 31, 2010 to 199 as of December 31, 2011.

Food and paper

Our cost of food and paper increased by 37.4% from RMB345.1 million in 2010 to RMB474.1 million in 2011, primarily as a result of the expansion of our restaurant chain and increased food costs. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB323.4 million in 2010 to RMB447.2 million in 2011, and an increase of cost associated with paper and other food packaging materials from RMB21.7 million in 2010 to RMB26.9 million in 2011. As a percentage of revenues, cost of food and paper increased from 46.3% in 2010 to 46.5% in 2011.

Restaurant wages and related expenses

Our restaurant wages and related expenses costs increased by 43% from RMB134.2 million in 2010 to RMB191.9 million in 2011. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2011 and, to a lesser extent, from share-based compensation expenses of RMB1.9 million and an overall increase in the levels of salaries and other employee benefits in 2011. As a percentage of our revenues, restaurant wages and related expenses increased from 18.0% in 2010 to 18.8% in 2011, primarily due to new restaurants opened in the period as it took time for the new restaurants to ramp up sales while restaurant wages and related expenses were incurred during the ramp-up period.

Restaurant rental expenses

Restaurant rental expenses increased by 49.6% from RMB64.3 million in 2010 to RMB96.2 million in 2011, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rental increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 8.6% in 2010 to 9.4% in 2011, primarily because it took time for the new restaurants opened during the period to ramp up sales.

Restaurant utility expenses

Restaurant utility expenses increased by 40.4% from RMB46.7 million in 2010 to RMB65.6 million in 2011. As a percentage of revenue, restaurant utility expenses slightly increased to 6.4% in 2011 from 6.3% in 2010.

Other restaurant operating expenses

Other restaurant operating expenses increased by 80.3% from RMB24.3 million in 2010 to RMB43.8 million in 2011. As a percentage of revenues, other restaurant operating expenses increased from 3.3% in 2010 to 4.3% in 2011, primarily due to increased spending in warehousing, logistics and in-store promotions.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 108.0% from RMB32.3 million in 2010 to RMB67.2 million in 2011. Such increase was primarily due to an increase in the size of our operations, the increase in promotion and marketing expenses and, to a lesser extent, share-based compensation expenses. As a result, the salaries, wages and other compensation expenses increased. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB12.5 million in 2011, as compared to RMB4.2 million in 2010. As a percentage of revenues, our selling, general and administrative expenses increased from 4.3% in 2010 to 6.6% in 2011.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses increased from RMB5.9 million in 2010 to RMB16.0 million in 2011. The increase was primarily due to the increase in the number of restaurants under preparation for opening in 2011.

Depreciation

Depreciation in 2011 amounted to RMB38.3 million, representing an increase of 79.8% as compared to RMB21.3 million in 2010. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 2.9% in 2010 to 3.8% in 2011.

Impairment charges

Impairment charges are expenses incurred as a result of asset impairment and the closure of a restaurant and the processing facility. Impairment charges were RMB6.4 million in 2011 and RMB2.1 million in 2010.

Income tax expenses

Our income tax expenses increased by 160.4% from RMB14.6 million in 2010 to RMB37.9 million in 2011. The increase in our income tax expenses was primarily due the one-time levy of the company’s Chongqing subsidiary amounted to RMB17.8 million related to the withdrawal of previously granted preferential tax treatment in 2011.

Net income

As a result of the above, our net income decreased by 111.1% from RMB62.8 million in 2010 to a net loss of RMB7.0 million in 2011.

Inflation

Inflation in China affected our results of operations in 2010, 2011 and 2012 in the form of rising food prices. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. The PRC food price index increased by 14.3% from December 2010 to December 2011 and by 4.2% from December 2011 to December 2012. We expect that the rate of increase will remain significant in 2013. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as food material, personnel expenses, real estate leasing expenses, travel expenses and office operating expenses, may increase as a result of higher inflation. As of December 31, 2012, cash, cash equivalents and short-term investments accounted for approximately 53.6% of our assets.  High inflation could significantly reduce the value and purchasing power of these assets.

Recent Accounting Pronouncements

On July 27, 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2012-02, which allows entities who test indefinite-lived intangible assets for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. Management believes the adoption of ASU 2012-02 will not materially impact the Group.

There are no other recent accounting pronouncements that have had or are expected to have a material impact on our consolidated financial statements as of the date of this report.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations and expansions primarily through cash flows from operations and proceeds from the issuance and sale of Series A preferred shares to investors and, more recently, the proceeds of our initial public offering in September 2010. As of December 31, 2012, we had RMB550.1 million ($88.3 million) in cash, cash equivalents and short-term investments and we had no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use or have maturities of three months or less. Our short-term investments are investment products purchased from certain banks and have original maturities of no more than one year.

Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

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

We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(in thousands of)

Net cash provided by operating activities	89,798	62,586	173,730	27,886
Net cash used in investing activities	(116,792)	(348,133)	(272,540)	(43,746)
Net cash provided by financing activities	571,654	2,194	693	111
Effect of exchange rate on cash and cash equivalents	(2,772)	(1,684)	(62)	(10)
Net increase (decrease) in cash and cash equivalents	541,888	(285,037)	(98,179)	(15,759)
Cash and cash equivalents at beginning of the period	70,695	612,583	327,546	52,575
Cash and cash equivalents at end of the period	612,583	327,546	229,367	36,816
Supplemental disclosure of cash flow information:
Payable for purchase of properties and equipment	12,317	9,752	17,704	2,842
Income tax paid, net	17,762	31,440	2,039	327
Payable for offering expenses	891	—	—	—

Operating Activities

Net cash provided by operating activities amounted to RMB173.7 million ($27.9 million) in 2012, compared to RMB62.6 million in 2011. The net cash provided by operating activities in 2012 included a net income of RMB75.6 million ($12.1 million), adjusted by non-cash charges from operating activities of RMB97.1 million ($15.6 million), which primarily included depreciation of property and equipment of RMB61.5 million ($9.9 million) and share-based compensation of RMB15.7 million ($2.5 million). Additional major factors that affected operating cash flow in 2012 included the facts that accounts payable increased by RMB5.4 million ($0.9 million), in line with the growth of operations, and that inventory decreased by RMB6.3 million ($1.0 million) as a result of improvements in operating effiency.

Net cash provided by operating activities amounted to RMB62.6 million in 2011, compared to RMB89.8 million in 2010. The net cash provided by operating activities in 2011 included a net loss of RMB7.0 million, adjusted by non-cash charges from operating activities of RMB58.3 million, which primarily included depreciation of property and equipment of RMB38.3 million and share-based compensation of RMB15.8 million. Additional major factors that affected operating cash flow in 2011 included the fact that accounts payable increased by RMB9.5 million and accrued payroll expense increased by RMB7.5 million in line with the growth of operations.

Net cash provided by operating activities was RMB89.8 million in 2010. The net cash provided by operating activities in 2010 included a net income of RMB62.8 million, adjusted by non-cash charges from operating activities of RMB27.4 million, which primarily included depreciation of property and equipment of RMB21.3 million and share-based compensation of RMB5.7 million. Additional major factors that affected operating cash flow in 2010 include the fact that amount due from related parties decreased by RMB8.9 million and accrued payroll expenses increased by RMB5.4 million in line with the increase in headcount in our restaurant operations.

Investing Activities

Net cash used in investing activities amounted to RMB272.5 million ($43.7 million) in 2012. Net cash used in investing activities in 2012 mainly included (i) restaurant and office space capital expenditures of RMB142.4 million ($22.9 million) to acquire equipment and real properties for restaurant operations and office space and to renovate existing or planned new restaurants; and (ii) net cash outflow for investment in short-term investments amounts to RMB130.7 million ($21.0 million).

Net cash used in investing activities amounted to RMB348.1 million in 2011. Net cash used in investing activities in 2011 mainly included (i) restaurant and office space capital expenditures of RMB159.1 million to acquire equipment and real properties for restaurant operations and office space and to renovate existing or planned new restaurants; (ii) net cash outflow for investment in short-term investments amounts to RMB190.0 million.

Net cash used in investing activities was RMB116.8 million in 2010. Net cash used in investing activities in 2010 represented the restaurant and office space capital expenditures to acquire equipment, real properties for restaurant operations and office space and to renovate existing or planned new restaurants.

Financing Activities

Net cash provided by financing activities amounted to RMB0.7 million ($0.1 million) in 2012, resulting from proceeds from exercise of employee stock options in an amount of RMB0.7 million ($0.1 million).

Net cash provided by financing activities amounted to RMB2.2 million in 2011, resulting from proceeds from exercise of employee stock options in an amount of RMB3.1 million, partially offset by payment of expenses relating to our 2010 initial public offering in an amount of RMB0.9 million.

Net cash provided by financing activities was RMB571.7 million in 2010. Net cash provided by financing activities in 2010 resulted from Net IPO proceeds of RMB572.8 million and proceeds from early exercise of employee stock options in an amount of RMB2.8 million, partially offset by dividends of RMB3.9 million paid to Series A preferred shareholders in the period declared in 2009.

Capital Expenditures

We made capital expenditures of RMB116.8 million, RMB159.1 million and RMB142.4 million ($22.9 million) in 2010, 2011 and 2012, respectively, representing 15.7%, 15.6% and 12.0% of our total revenues in each of these periods, respectively. Our capital expenditures were made primarily to renovate restaurants, purchase restaurant equipment and strategically purchase selected real property. Our capital expenditures have been primarily funded by net cash provided from cash generated by our operations, and to a lesser degree, from our financing activities.

We expect our capital expenditures to be approximately RMB95.4 million ($15.3 million) in 2013. Our capital expenditures in 2013 will be used primarily to open new restaurants. We expect to incur a total of approximately RMB68.8 million ($11.1 million) in capital expenditures in connection with the leasehold improvements and investments in equipment in relation to the opening of approximately 60 new restaurants in 2013. The remaining capital expenditures in 2013 will primarily be made on renovations for our restaurants, new equipment for our central kitchen and upgrade of our information technology systems, including enterprise resource planning software.

C.                                    Research and Development

We do not have significant research and development policies and expenditures. For general information about our product development, see “Item 4.B. Business Overview—Our Food—Product Development.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment due by December 31,
	Total	2013	2014	2015	2016	2017	Thereafter
	(in thousands of RMB)
Operating lease obligations	635,852	116,212	113,761	109,001	101,098	80,042	115,784

G.                                   Safe Harbor

See “Forward Looking Statements” on page 4 of this annual report.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Hong Li	45	Chairman of the Board of Directors and Chief Executive Officer
Xingqiang Zhang	47	Director
Tim T. Gong	49	Director
Steve Yue Ji	41	Director
Li-Lan Cheng	48	Director
May Wu	45	Director
Eric Haibing Wu	41	Director
Chao Sun	36	Director, Chief Operating Officer
Adam J. Zhao	45	Chief Financial Officer
Cheng Xiao	38	Vice President for Product Development

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

Li-Lan Cheng has served as our director since September 2010. Our board of directors has determined that Mr. Cheng meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since April 2012 and served as its chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. From 1997 to 2002, he was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director and audit committee member of Le Gaga Holdings Limited (NASDAQ: GAGA), a leading greenhouse vegetable producer in China, and 51job, Inc. (NASDAQ: JOBS), a leading provider of integrated human resource services in China. Mr. Cheng received his Bachelor’s degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

May Wu has served as our director since September 27, 2010. Our board of directors has determined that Ms. Wu meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the Nasdaq Global Market, since April 2010. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. She served as an independent director and chair of the audit committee of E-House (China) Holdings Limited, a real estate service company based in China and listed on the New York Stock Exchange, from August 2008 to April 2012. Ms. Wu has been an independent director, chair of the audit committee, member of the compensation committee and the corporate governance and nomination committee of Noah Holdings (NYSE: NOAH), a distributor of wealth management products to high net worth individuals and corporations in China, since November 2010. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, and was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management, where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Eric Haibing Wu has served as our director since September 9, 2011. Our board of directors has determined that Mr. Wu meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Mr. Wu is the chief financial officer of the NYSE-listed 7 Days Group (NYSE:SVN). Prior to that, from May 2000 to October 2007, Mr. Wu worked for PricewaterhouseCoopers in the United States and later in China and last held the position of senior manager, responsible for improvement of internal controls, risk management, corporate governance and audit support. Mr. Wu received a bachelor’s degree from Shanghai Jiao Tong University in China and an MBA degree from Michigan State University.

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

Cheng Xiao has served as our vice president for product development since our inception. Before September 2007, he had been assisting our founders in building up and operating the CSC restaurants which are now part of our consolidated group. Mr. Xiao’s primary responsibilities include conducting extensive research regarding customer tastes and popular trends in the food services industry and overseeing the development of new and updated menu items to reflect changing tastes and trends. Mr. Xiao has invaluable experience as a composer of popular dishes and has insight into the needs and preferences of our customers, and has been instrumental to our success in developing a menu filled with customer favorites. Prior to joining us, Mr. Xiao was the executive chef of Chongqing Wudu Hotel from 2002 to 2005. Mr. Xiao began taking courses in Chongqing Normal University in September 2009 to obtain a bachelor’s degree in Human Resources.

B.                                    Compensation

In 2012, our aggregate payments of cash to directors and executive officers (including a person who was an officer during the period) was approximately RMB1.6 million ($0.3 million). For information about options and restricted shares under our share incentive plan received by our directors and others, See “—Share Incentive Plan.”

Share Incentive Plan

In December 2009, we adopted the share incentive plan to attract and retain valued personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 7,720,000 ordinary shares pursuant to awards granted under our plan. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2013, options to purchase a total of 3,186,704 of our ordinary shares as well as 1,826,351 restricted shares are outstanding under this plan.

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

Corporate Transactions. Except as may be provided otherwise in an individual award agreement or any other written agreement entered into by a participant and us, in the event of a change-of-control or other corporate transactions, our plan administrator may determine to provide for one or more of the following: (i) each award outstanding under the plan to terminate at a specific time in the future and give each participant the right to exercise the vested portion of the awards during a period of time as determined by our plan administrator; or (ii) termination of any award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of the awards; or (iii) the replacement of such award with other rights or property selected by our plan administrator or the assumption of or substitution of such award by the successor or a parent or subsidiary of such company, with appropriate adjustments; or (iv) payment of award in cash based on the value of shares on the date of the corporate transaction plus reasonable interest on the award.

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that any amendment that increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in material increase in benefits or a change in eligibility requirements, unless we decide to follow home country practice.

Early Exercise. The options contain an early exercise feature, pursuant to which the grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercise options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. As of April 1, 2013, we have issued a net of 49,747 ordinary shares upon early exercise of stock options and recorded the proceeds received as a liability which will be reversed when such non-vested restrictive shares vest.

The following table summarizes the option and restricted share grants made to our executive officers, director and to other individuals as a group on or prior to April 1, 2013:

Name	Ordinary Shares Underlying Options	Restricted Shares	Exercise Price	Date of Grant

Hong Li	—	*	—	December 6, 2012
Xingqiang Zhang	—	*	—	December 6, 2012
Li-Lan Cheng	—	*	—	July 30, 2010
Li-Lan Cheng	—	*	—	August 15, 2011
Li-Lan Cheng	—	*	—	February 28, 2012
Li-Lan Cheng	—	*	—	December 6, 2012
May Wu	—	*	—	September 27,2010
May Wu	—	*	—	August 15, 2011
May Wu	—	*	—	February 28, 2012
May Wu	—	*	—	December 6, 2012
Tim T. Gong	—	*	—	August 15, 2011
Tim T. Gong	—	*	—	February 28, 2012
Tim T. Gong	—	*	—	December 6, 2012
Steve Yue Ji	—	*	—	August 15, 2011
Steve Yue Ji	—	*	—	February 28, 2012
Steve Yue Ji	—	*	—	December 6, 2012
Eric Haibing Wu	—	*	—	September 9, 2011
Eric Haibing Wu	—	*	—	February 28, 2012
Eric Haibing Wu	—	*	—	December 6, 2012
Adam J. Zhao	—	*	—	January 18, 2012
Adam J. Zhao	—	*	—	December 6, 2012
Chao Sun	*	—	$1.00	January 1, 2010
Chao Sun	—	*	—	January 25, 2011
Chao Sun	—	*	—	February 28, 2012
Chao Sun	—	*	—	December 6, 2012
Other individuals as a group	3,733,000	—	$1.00	January 1, 2010, July 9 and August 23, 2010
Other individuals as a group	72,000	—	$2.50	May 20, 2010
Other individuals as a group	—	336,000	—	May 20, 2010
Other individuals as a group	—	16,000	—	September 27, 2010
Other individuals as a group	—	1,120,500	—	May 19, 2011
Other individuals as a group	—	385,200	—	August 15, 2011
Other individuals as a group	62,000	—	$5.38	January 25, 2011
Other individuals as a group	—	281,200	—	January 25, 2011
Other individuals as a group	—	16,000	—	February 25,2011
Other individuals as a group	—	345,200	—	August 15, 2011
Other individuals as a group	125,000	—	$2.52	March 2, 2012
Other individuals as a group	—	100,000	—	March 2, 2012
Other individuals as a group		528,800	—	May 23, 2012
Other individuals as a group	435,000	—	$1.68	March 15, 2013

Total	4,827,000	3,603,700

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

Compensation Committee

Our compensation committee consists of Mr. Tim T. Gong, Mr. Li-Lan Cheng and Mr. Steve Yue Ji, and is chaired by Mr. Tim T. Gong. Mr. Gong, Mr. Cheng and Mr. Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Employment Agreements

We have entered into an employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. The term of employment for each of our executive officers, as stated under their respective existing employment agreements, is from July 2010 and will be automatically extended for successive one-year terms unless either we or the executive officer gives prior written notice to terminate. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. The executive office may resign at any time if such resignation is approved by the board of directors or an alternative arrangement with respect to the employment is agreed by the board of directors.

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

D.                                   Employees

We had a total of 5,456, 6,163 and 5,280 full time employees as of December 31, 2010, 2011 and 2012. The following table sets forth the numbers of our employees categorized by their respective functions as of December 31, 2012:

Types of Employees	Number of Employees
Management and Corporate-level Staff	763
Cooks	349
Restaurant Staff	4,168
Total	5,280

(1)         Includes 3,773 employees that are hired through, and maintain employment contracts with a third-party human resource service provider.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 1, 2013, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below is based on 104,580,589 ordinary shares outstanding as of April 1, 2013.

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

	Ordinary Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Hong Li(1)	51,638,320	49.38
Xingqiang Zhang(1)	51,638,320	49.38
Tim T. Gong(2)	12,049,000	11.52
Steve Yue Ji(3)	12,049,000	11.52
May Wu	*	*
Li-lan Cheng	*	*
Eric Haibing Wu	*	*
Chao Sun(4)	*	*
Adam J. Zhao(4)	*	*
Cheng Xiao(4)	*	*
All directors and executive officers as a group	76,259,078	72.92
Principal Shareholders:
Regal Fair Holdings Limited(1)	51,638,320	49.38
SIG China Investments One, Ltd. (5)	12,000,000	11.47
Sequoia Capital China II, L.P. and affiliated funds(6)	12,000,000	11.47

*                 Less than 1%.

(1)         Consists of 51,638,320 ordinary shares held by Regal Fair Holdings Limited, a British Virgin Islands company. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The registered address of Regal Fair Holdings Limited is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands. Ms. Li and Mr. Zhang are husband and wife. The business address for Ms. Li and Mr. Zhang is No. 1-2, 5F Mingyi Floor, Junhao Building, No. 8 Jianxin North Road, Jiangbei District, Chongqing, People’s Republic of China.

(2)   Consists of 12,000,000 ordinary shares held by SIG China Investments One Ltd. and 49,000 restricted shares held by Mr. Gong. Mr. Gong disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. For more information regarding SIG China Investments One Ltd., see note (5) below. The business address for Mr. Gong is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

(3)   Consists of (i) 10,059,600 ordinary shares held by Sequoia Capital China II, L.P., (ii) 250,800 ordinary shares held by Sequoia Capital China Partners Fund II, L.P., (iii) 1,689,600 ordinary shares held by Sequoia Capital China Principals Fund II, L.P. and (iv) 49,000 restricted shares held by Mr. Ji. Mr. Ji is a managing director of Sequoia Capital China. Mr. Ji disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. For more information about Sequoia China II, L.P. and affiliated funds, see note (6) below. The business address of Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai, China.

(4)         The business address for Messrs. Sun, Zhao and Xiao is No. 1-2, 5F Mingyi Floor, Junhao Building, No. 8 Jianxin North Road, Jiangbei District, Chongqing, People’s Republic of China.

(5)   Consists of 12,000,000 ordinary shares held by SIG China Investments One Ltd. SIG Asia Investment, LLLP, the authorized agent of SIG China Investments One, Ltd., has the discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Mr. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed as having investment discretion and voting power over the shares held by SIG China Investments One, Ltd. Mr. Dantchik disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. The business address for SIG China Investments One Ltd. is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

(6)   Consists of (i) 10,059,600 ordinary shares held by Sequoia Capital China II, L.P., (ii) 250,800 ordinary shares held by Sequoia Capital China Partners Fund II, L.P., and (iii) 1,689,600 ordinary shares held by Sequoia Capital China Principals Fund II, L.P. Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The general partner of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

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

A.                                    Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

In 2011 and 2012, we leased certain properties from Ms. Hong Li, our chairman and chief executive officer, and Mr. Xingqiang Zhang, one of our directors, for RMB1.0 million each year. These properties were used for restaurant operations. As of December 31, 2012, the balance due to Ms. Li or Mr. Zhang in relation to these leases was RMB25,000.

Share Incentives

Option Grants. We have granted options and restricted shares to certain of our directors, officers, employees and consultants. As of April 1, 2013, options to purchase an aggregate of 3,186,704 ordinary shares and 1,826,351 restricted shares of our company were outstanding under this plan.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2012	11.40	5.60

Quarterly Highs and Lows
Third Fiscal Quarter of 2012	7.72	5.60
Fourth Fiscal Quarter of 2012	8.88	6.25
First Fiscal Quarter of 2013	8.90	6.50

Monthly Highs and Lows
December 2012	7.70	6.25
January 2013	8.90	7.17
February 2013	8.50	7.83
March 2013	8.09	6.50
April 2013 (through April 5, 2013)	6.93	6.50

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Hong Kong

Our subsidiary in Hong Kong, CSC Hong Kong, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. CSC Hong Kong had no assessable profits during the years ended December 31, 2008, 2009, 2010, 2011 and 2012, and accordingly we have made no provision for its income tax.

PRC

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiaries in China are generally subject to enterprise income tax at a statutory rate of 25%, with one exception—Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, enjoys a preferential enterprise income tax rate at 15% from 2008 through 2020 due to an approval it received from the local tax authority in Chongqing. For more information, see “Item 3.D. Risk Factors — Risks related to Doing Business in China—If preferential tax treatments become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, our results of operations would be materially and adversely affected.”

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

Certain United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder described below that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, such U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

Based on our income and assets and the market price of our ADSs and ordinary shares, we believe that it is likely that we were not a passive foreign investment company, or PFIC (as defined for United States federal income tax purposes and as described below), for our taxable year ended December 31, 2012. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for the 2012 tax year, our current taxable year ending December 31, 2013, or any other taxable year.

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, passive income means any income which would be foreign personal holding company income under the Code, including, without limitation, dividends, interest, certain non-active royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles are taken into account for determining the value of our assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

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

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although no assurance may be given, the ADSs are expected to be readily tradable on the New York Stock Exchange, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law, we believe that we would be eligible for benefits under the Treaty. See “—Chinese Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Each U.S. Holder is urged to consult its tax advisors regarding the availability under the Treaty of a reduced tax rate on dividends. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on its particular circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between  the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if our ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. A non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law and gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, such gain will be treated as PRC source gain for foreign tax credit purposes under the Treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder generally will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. We will make, or cause to be made, all withholdings to the extent required by applicable law. Each U.S. Holder is urged to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules.

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

I.                                        Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11.                                                  Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and interest-bearing short-term investments. As of December 31, 2012, substantially all of our cash and cash equivalent was held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting currency. CSC China and its seven subsidiaries determine their functional currency to be Renminbi, while CSC Cayman and CSC Hong Kong determine their functional currency to be U.S. dollars. However, substantially all of our business is transacted in Renminbi. We earn substantially all of our revenues and incur most of our expenses in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements and initial public offering. We do not believe that we currently have any significant direct foreign exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is denominated in Renminbi, while the ADSs are traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

From September 2010 to March 31, 2013 we received a reimbursement of $755,598, with no taxes withheld, from the depositary for investor relations expenses and other program related expenses, in connection with the ADR facility.

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

For the period from the effective date of the registration statement to December 31, 2012, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$9.5 million, which included US$6.6 million for underwriting discounts and commissions and US$2.9 million for other expenses. We received net proceeds of approximately US$85.4 million from our initial public offering.

For the period from the effective date to December 31, 2012, we utilized net proceeds in an amount of RMB402.8 million (US$64.7 million) received from our initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on these criteria. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accounts LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012.

At the direction of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the internal control over financial reporting of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated April 19, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accounts LLP

Shanghai, China

April 19, 2013

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that Mr. Li-Lan Cheng, Ms. May Wu and Mr. Eric Haibing Wu, independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualify as “audit committee financial experts.”

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

Item 16C.                                         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2011	2012

Audit fees(1)	4,500	4,900
Audit-related fees	—	—
Tax Fees	—	—
All Other Fees	—	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2011 and 2012, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 19, 2013

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the accompanying consolidated balance sheets of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 19, 2013

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2012

	December 31
	2011	2012	2012
	(In thousands of RMB except share and per share amounts)		US$ 000’s (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	327,546	229,367	36,816
Short-term investments	190,000	320,727	51,480
Due from related parties	100	—	—
Inventories	48,442	42,159	6,767
Prepaid rent	10,674	13,063	2,097
Prepaid expenses and other current assets	15,078	21,837	3,506
Deferred tax assets—current	3,216	771	124
Total current assets	595,056	627,924	100,790

Property and equipment, net	298,125	368,239	59,106
Goodwill	6,019	5,563	893
Deferred tax assets—non current	4,879	6,025	967
Deposits for leases	16,695	17,968	2,884
Total assets	920,774	1,025,719	164,640

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	43,702	49,139	7,887
Deferred revenue	4,303	3,544	569
Due to related parties	—	25	4
Accrued payroll	22,764	23,734	3,810
Income taxes payable	17,554	7,437	1,194
Other current liabilities	34,778	46,627	7,484
Total current liabilities	123,101	130,506	20,948

Deferred rent—non current	15,610	21,631	3,472
Prepaid subscription	391	158	25
Advance receipts from depositary bank	3,768	3,296	529
Total liabilities	142,870	155,591	24,974

Equity:
Ordinary shares, par value $0.001, 1,000,000,000 shares authorized, 103,844,239 and 104,404,831 shares issued and outstanding as of December 31, 2011 and 2012, respectively	741	745	120
Additional paid-in capital	702,995	719,641	115,510
Retained earnings	82,432	158,068	25,372
Accumulated other comprehensive loss	(8,264)	(8,326)	(1,336)
Total equity	777,904	870,128	139,666
Total liabilities and equity	920,774	1,025,719	164,640

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	(In thousands of RMB except			US$ 000’s
	share and per share amounts)			(Note 2)

Revenue — restaurant sales	745,939	1,019,553	1,188,412	190,753
Costs and expenses:
Restaurant expenses:
Food and paper[1]	345,054	474,094	538,754	86,476
Restaurant wages and related expenses[1]	134,215	191,906	223,595	35,889
Restaurant rent expense	64,284	96,200	121,520	19,505
Restaurant utilities expense	46,746	65,626	72,188	11,587
Other restaurant operating expenses[1]	24,311	43,817	47,318	7,596
Selling, general and administrative	32,330	67,198	72,178	11,585
Pre-opening expenses[2]	5,906	15,993	11,791	1,893
Depreciation	21,288	38,274	59,411	9,536
Property and equipment impairment charges	2,087	6,396	13,820	2,218
Goodwill impairment	—	267	456	73
Total operating expenses	676,221	999,771	1,161,031	186,358

Income from operations	69,718	19,782	27,381	4,395

Interest income	3,465	17,226	21,976	3,527
Foreign exchange loss	(2,715)	(15,466)	(307)	(49)
Other income	6,893	9,403	19,808	3,179
Income before income taxes	77,361	30,945	68,858	11,052
Income tax benefit (expenses)	(14,551)	(37,895)	6,778	1,088
Net income (loss)	62,810	(6,950)	75,636	12,140

Net income (loss) attributable to shareholders	62,810	(6,950)	75,636	12,140

Basic net income (loss) per share	0.73	(0.07)	0.73	0.12
Diluted net income (loss) per share	0.71	(0.07)	0.72	0.12

Basic weighted average ordinary shares outstanding	68,124,712	103,584,016	104,115,531	104,115,531
Diluted weighted average ordinary shares outstanding	70,503,794	103,584,016	105,040,410	105,040,410

The accompanying notes are an integral part of these consolidated financial statements.

1 Since the first quarter of 2012, restaurant staff catering and welfare expenses have been reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current presentation.. These expenses amounted to RMB15,163, RMB20,530 and RMB19,306 for years ended December 31, 2010, 2011 and 2012, respectively.

2 Pre-opening expenses were presented as a separate item of “Costs and expenses” starting with the 2010 presentation, prior to which such expense were presented as part of “Restaurant expenses”.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHESIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	(In thousands of RMB except			US$ 000’s
	share and per share amounts)			(Note 2)

Net income (loss)	62,810	(6,950)	75,636	12,140
Other comprehensive loss
Foreign currency translation adjustments	(4,563)	(1,661)	(62)	(10)
Comprehensive income (loss)	58,247	(8,611)	75,574	12,130

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

					Accumulated
			Additional		Other
	Ordinary Shares		Paid in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total Equity

Balance at January 1, 2010	56,000,000	420	5,866	26,572	(2,040)	30,818
Net income	—	—	—	62,810	—	62,810
Conversion of Series A convertible preferred shares	24,000,000	161	96,788	—	—	96,949
Issuance of ordinary shares upon completion of initial public offering	23,000,000	154	573,666	—	—	573,820
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	80,000	1	537	—	—	538
Share-based compensation	—	—	5,720	—	—	5,720
Foreign currency translation adjustments	—	—	—	—	(4,563)	(4,563)
Balance at December 31, 2010	103,080,000	736	682,577	89,382	(6,603)	766,092
Net loss	—	—	—	(6,950)	—	(6,950)
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	764,239	5	4,600	—	—	4,605
Share-based compensation	—	—	15,818	—	—	15,818
Foreign currency translation adjustments	—	—	—	—	(1,661)	(1,661)

Balance at December 31, 2011	103,844,239	741	702,995	82,432	(8,264)	777,904
Net income				75,636		75,636
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	560,592	4	946	—	—	950
Share-based compensation	—	—	15,700	—	—	15,700
Foreign currency translation adjustments	—	—	—	—	(62)	(62)
Balance at December 31, 2012	104,404,831	745	719,641	158,068	(8,326)	870,128

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	(In thousands of RMB)			US$ 000’s
				(Note 2)
Cash flows provided from operating activities:
Net income (loss)	62,810	(6,950)	75,636	12,140
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposals of property and equipment	358	1,432	4,374	702
Property and equipment impairment charges	2,087	6,396	13,820	2,218
Goodwill impairment	—	267	456	73
Depreciation	21,288	38,274	61,458	9,865
Deferred income tax (benefit)	(2,046)	(4,572)	1,300	209
Change in fair value of forward contracts	(734)	734	—	—
Share-based compensation	5,720	15,818	15,700	2,520
Changes in other operating assets and liabilities:
Due from related parties	8,912	—	100	16
Inventories	(10,022)	(23,491)	6,283	1,008
Prepaid rent	(2,712)	(4,105)	(2,389)	(383)
Prepaid expense and other current assets	(9,253)	1,077	(6,759)	(1,085)
Deposits for leases	(4,071)	(6,675)	(1,273)	(204)
Accounts payable	2,898	9,498	5,437	873
Deferred revenue	1,567	1,479	(759)	(122)
Due to related parties	355	(560)	25	4
Accrued payroll	5,403	7,472	970	156
Income taxes payable	(1,165)	11,028	(10,117)	(1,624)
Deferred rent	3,763	7,073	6,703	1,076
Other liabilities	4,640	8,391	2,765	444
Net cash provided by operating activities	89,798	62,586	173,730	27,886

Cash flows provided by (used in) investing activities:
Purchase of property and equipment	(116,792)	(159,081)	(142,355)	(22,850)
Proceeds from disposal of property and equipment	—	948	542	87
Purchase of short-term investment	—	(290,000)	(320,727)	(51,480)
Withdrawal of short-term investment	—	100,000	190,000	30,497
Net cash used in investing activities	(116,792)	(348,133)	(272,540)	(43,746)

Cash flows provided by (used in) financing activities:
Dividend paid to Series A convertible preferred shares	(3,946)	—	—	—
Proceeds from early exercise of employee stock options	2,833	3,085	693	111
Proceeds from issuance of ordinary shares	589,672	—	—	—
Ordinary share issuance costs	(16,905)	(891)	—	—
Net cash provided by financing activities:	571,654	2,194	693	111
Effect of exchange rate on cash and cash equivalents	(2,772)	(1,684)	(62)	(10)
Net increase (decrease) in cash and cash equivalents	541,888	(285,037)	(98,179)	(15,759)

Cash and cash equivalents, beginning of year	70,695	612,583	327,546	52,575
Cash and cash equivalents, end of year	612,583	327,546	229,367	36,816

Supplemental disclosure of cash flow information:
Income taxes paid	17,762	31,440	2,039	327
Supplemental schedule of non-cash investing and financing activities:
Payable for purchase of property and equipment	12,317	9,752	17,704	2,842
Payable of offering expenses	891	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

As of December 31, 2012, the Company’s subsidiaries are as follows:

	Place of Incorporation	Date of Incorporation	Percentage of Ownership (%)
Country Style Cooking International Restaurant Chain Group Ltd.	Hong Kong	August 23, 2007	100
Country Style Cooking (Chongqing) Investment Co., Ltd.	Chongqing, PRC	September 24, 2007	100
Chongqing Xinghong Growing Rich Management Co., Ltd.	Chongqing, PRC	March 25, 2008	100
Sichuan Country Style Cooking Restaurant Co., Ltd.	Chengdu, PRC	October 4, 2008	100
Xi’an Country Style Cooking Restaurant Co., Ltd.	Xi’an, PRC	May 19, 2008	100
Changsha Country Style Cooking Restaurant Co., Ltd.	Changsha, PRC	October 4, 2009	100
Shanghai Country Style Cooking Restaurant Co., Ltd.	Shanghai, PRC	September 1, 2009	100
Guizhou Country Style Cooking Restaurant Co., Ltd.	Guiyang, PRC	September 26, 2010	100
Beijing Country Style Cooking Restaurant Co., Ltd.	Beijing, PRC	September 27, 2011	100
Country (Chongqing) Commerce and Trading Co., Ltd.	Chongqing, PRC	May 23, 2012	100
Yunnan Country Style Cooking Restaurant Co., Ltd.	Yunnan, PRC	May 28,2012	100

2.  Summary of Significant Accounting Policies

Basis of presentation The consolidated financial statement have been prepared in accordance with the recognition, measurement, disclosure and presentation criteria of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the Consolidated Statements of Comprehensive Income as required by new accounting guidance, which the Company retrospectively adopted during 2012.

Basis of consolidation. All intercompany transactions and balances have been eliminated. The Company’s consolidated financial statements include the Consolidated Statements of Comprehensive Income as required by ASU 2011-05, Topic 220, Comprehensive Income, which we retrospectively adopted during 2012.

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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant items subject to such estimates and assumptions include: impairment of long-lived assets, impairment of goodwill, valuation allowance of deferred tax assets and valuation of share-based compensation including forfeiture rates of stock options. Actual results could differ from those estimates.

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

Transactions in currencies other than RMB during the year are converted at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of income. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments gains or losses are recognized as other comprehensive income in the statements of comprehensive income (loss).

Cash and Cash Equivalents.  Cash and cash equivalents represent cash on hand and highly-liquid investments with original maturities of three months or less. At December 31, 2011 and 2012, cash equivalents were comprised primarily of bank deposits.

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

The investments held at December 31, 2012 and December 31, 2010 were classified as held-to-maturity. The investments held at December 31, 2011 were all classified as available-for-sale. The fair value of the investments approximated cost due to their short-term nature and was classified as level 2 measurement within the fair value hierarchy. As such, no fair value change was recorded in statements of comprehensive income (loss) in 2011.

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

From January 1, 2011, the Group changed the estimate of the useful lives of buildings from 20 years to the shorter of 40 years or valid period of underlying property’s license. The change represented a change in estimate and was accounted for prospectively with no impact on prior period financial statements. The impact of the change in estimate is a decrease of depreciation expenses by RMB1,612 and RMB2,649 ($0.4 million) for the year ended December 31, 2011 and December 31, 2012 respectively.

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

Goodwill.  Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group identifies each restaurant as a reporting unit for purpose of goodwill impairment analysis and completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The Company recorded goodwill impairment charges of nil, RMB267 ($0.04 million) and RMB456 ($0.08 million) for the years ended December 31, 2010, 2011 and 2012, respectively. See Note 4 “Goodwill”, for additional discussion on the impairment of goodwill.”

Impairment of Long-Lived Assets.  Long-lived assets (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Group assesses the recoverability of long-lived assets by determining whether the carrying value of these assets, over their respective remaining lives, can be recovered through undiscounted future operating cash flows. For asset groups, the weighted average remaining useful lives of the assets were used for forecasting the expected undiscounted cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Impairment is reviewed whenever events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. The impairment loss on long-lived assets recorded was RMB2,087, RMB6,396 and RMB 13,820 ($2.2 million) during the years ended December 31, 2010, 2011 and 2012, respectively. See Note 5 “Impairment of Long-lived Assets Charges” for additional discussion on the impairment of long-lived assets.

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

Restaurant expenses.   The Group’s restaurant expenses include food and paper, restaurant wages and related expenses, restaurant rental expenses, restaurant utility expenses and other restaurant operating expenses. In 2012, restaurant staff catering and welfare expenses were reclassified to the category of restaurant wages and related expenses from food and paper and other restaurant operating expense. Prior period numbers have been reclassified to conform with the current presentation. These expenses amounted to RMB15,163, RMB20,530 and RMB19,306 for the years ended December 31, 2010, 2011 and 2012, respectively.

Pre-opening expenses.  The Group’s pre-opening expenses are expensed as incurred and generally include payroll costs associated with opening the new restaurant and other miscellaneous expenses prior to the openings. Pre-opening expenses were presented as a separate item of “Costs and expenses” starting with the 2010 presentation, prior to which such expense were presented as part of “Restaurant expenses”.

Fair Value of Financial Instruments.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, a three level hierarchy is established for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect significant assumptions. The Group’s financial instruments mainly consist of cash and cash equivalents, due from related parties, accounts payable, and foreign-currency forward exchange contracts. The Group purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on the US dollar denominated IPO proceeds. The foreign-currency forward exchange contracts do not qualify for hedge accounting. They are recorded at fair value at each period end within other current assets, with change in fair value recorded in other income in the consolidated statements of income. The fair value measurement of foreign-currency forward exchange contracts is considered Level 2 in the fair value hierarchy as major inputs including foreign exchange rates are observable in active markets. The remaining other current assets and liabilities approximate fair value due to  their short-term maturity.

Share-based compensation.  The Group accounts for share-based compensation in accordance with ASC 718 “Compensation — Stock Compensation”, which requires the Group to measure at the grant date the fair value of the stock-based award and recognize compensation expense, net of estimated forfeitures, on a straight-line basis, over the requisite service period. Forfeitures are estimated at the time of grant and revised annually if actual forfeitures differ from those estimates. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expense depending on the job functions of the grantees.

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

Comprehensive Income (loss).  Comprehensive income (loss) includes all changes in equity except those resulting from investment by owners and distribution to owner and is comprised of net income (loss) and foreign currency translation adjustments. As of December 31, 2011 and 2012, Accumulated Other Comprehensive Income was comprised entirely of foreign currency translation adjustment.

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

Government Grants.  Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB5,347, RMB5,936 and RMB21,164 ($3.4 million) for the years ended December 31, 2010, 2011 and 2012, respectively, which were recorded as other income in the consolidated statements of income.

Translation into United States Dollars.  The financial statements of the Group are stated in RMB. Translation of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.2301, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2012, or at any other rates.

Recent Accounting Pronouncements.

On July 27, 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2012-02, which allows entities who test indefinite-lived intangible assets for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. Management believes the adoption of ASU 2012-02 will not materially impact the Group.

3.  Property and Equipment, Net

Property and equipment, net:

	December 31,
	2011	2012
	RMB
Cost:
Buildings	101,104	136,886
Equipment	101,526	123,082
Office furniture and fixtures	14,239	24,942
Leasehold improvements	131,343	178,979
Less: accumulated depreciation	(68,750)	(126,496)
Less: impairment of long lived assets	(3,366)	(13,195)
Construction in progress:	22,029	44,041
	298,125	368,239

Constructions in progress consist of mainly office headquarters and one restaurant property under construction, as well as renovations for restaurants under development.

Depreciation expense for all property and equipment for the years ended December 31, 2010, 2011 and 2012 was RMB21,288 ,RMB38,274 and RMB59,411 ($9.5  million), respectively.

4.  Goodwill

In 2008 and 2009, the Group purchased restaurant operating assets from 24 and 8 restaurants owned and operated by self-employed owners who were not affiliated with the Group, respectively, with a combination of cash and 2,800,000 ordinary shares as consideration. Such restaurant operating assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. The Group accounted for such purchases as business combinations due to the continuity of the revenue generating activities despite the change in management and upgrade in the renovations and services subsequent to the acquisitions. The excess of the total consideration paid over the fair value of the assets assumed was recorded as goodwill which is not tax deductible. No restaurant operating asset purchases occurred in 2010, 2011 and 2012. There was no impairment of the goodwill during the years ended December 31, 2009 and 2010. In 2011, the company closed Chongqing Xiji restaurant and the goodwill associated with the Xiji restaurant, which amounted RMB267 ($0.04 million) was written off . In 2012, the impairment charges of goodwill recorded were RMB456 ($0.08 million), representing a decrease in the carrying value of goodwill in one underperforming restaurant in Chongqing Ganghua restaurant and in Chongqing Jiujiu restaurant whose lease term expired in the first quarter of 2013.

5. Impairment of Long-Lived Assets Charges

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

The Group determined the fair value of the impaired long-lived assets at the restaurant level based on current economic conditions and historical experience. These asset measurements are estimated based on discounted cash flow method using significant unobservable inputs including management forecast of future restaurant sales, and are considered Level 3 in the fair value hierarchy for stores which are underperforming, but remain in operation.  For stores which have been closed, the Company typically fully impairs the remaining assets as a result the inability to recover significant if any value from the closed stores assets. The Group recorded RMB2,087, RMB6,396 and RMB13,820 ($2.2 million) impairment losses for certain long-lived assets from restaurants that were either not performing strongly or closed during the years ended December 31, 2010, 2011and 2012, respectively.

6.  Other Current Liabilities

	December 31,
	2011	2012
	RMB
Payable for property and equipment	9,752	17,704
Accrued utility costs	6,198	6,904
Other taxes payable	10,247	10,356
Accrued professional fees	762	1,390
Advance receipts from depositary bank	471	471
Deferred Rent-current	758	1,441
Prepaid subscription-current	255	233
Outstanding Reimbursement	3,929	4,474
Other	2,406	3,654
	34,778	46,627

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

Deferred rent represents the differences between actual rental payments and the recognition of rental expenses on straight-line basis for lease arrangements that contain scheduled escalated lease payments. The deferred rent balance was RMB16,368 and RMB23,482 ($3.8 million) as of December 31, 2011 and 2012, respectively. Such deferred balances are amortized when actual rental payments exceed the straight-line rental expenses in the later portion of the lease terms. The balances of security deposits for leases were RMB18,295 and RMB19,758 ($3.2 million) as of December 31, 2011 and 2012, respectively and are expected to be fully recovered at the end of leases.

(a) Minimum rent commitments under non-cancelable operating leases at December 31, 2012 were as follows:

Years Ending December 31,	RMB
2013	116,212
2014	113,716
2015	109,000
2016	101,098
2017	80,042
Thereafter	115,784
Total minimum lease payments	635,852

(b) Total rent expense on operating leases, including contingent rent, was as follows:

	For Years Ended December 31,
	2010	2011	2012
	RMB
Minimum rent on real property	62,579	93,811	118,219
Contingent rent	2,790	4,213	5,330
Total	65,369	98,024	123,549

8.  Income Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Country Style Cooking International Restaurant Chain Group Ltd. is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2010, 2011 and 2012 Therefore, no Hong Kong profit tax has been provided for in the years presented.

The PRC

The Group’s subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. The Group’s subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, Chongqing Xinghong Growing Rich Management Co., Ltd. (“Xinghong”) received approval from local Tax Authority to be classified as “Going West” project. This classification entitles Xinghong to enjoy a preferential EIT rate at 15% (the “Preferential Tax Treatment”) for the years from 2008 to 2010.

Nevertheless, in the second quarter of 2011, the PRC National Audit Office issued a letter stating that several restaurant companies, including Xinghong, should not have been granted preferential tax status in 2009. The Company recognized a one-time additional EIT of RMB17,769 ($2.8 million), which related to the change in the tax rate applicable Xinghong, from the preferential EIT rate of 15%, to the standard EIT rate of 25%, for each of the three years ended December 31, 2008, 2009 and 2010.

In February 2012, the State Tax Bureau in Chongqing issued a written notice to the Company which confirmed that Xinghong would be permitted to apply the Preferential Tax Treatment for each of the three years ended December 31, 2008, 2009 and 2010. The Company believes the determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination which is a non-recognized subsequent event and has no impact on the 2011 financials. Accordingly, the Company reversed in 2012 the income tax liability of RMB11,362 ($1.8 million) previously accrued in 2011 in connection with the rate change for 2008 and 2010, as well as the additional EIT expense of RMB6,406 ($1.0 million) for 2009.

In June 1, 2012, the Xinhong was further granted a preferential tax rate of 15% for the years from 2011 to 2020. The Company recognized a one-time tax benefit of RMB7,693 ($1.2 million) in 2012, as a result of the change in the Preferential Tax Treatment for fiscal year 2011.

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

The Group will recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority, based solely on the technical merits of the position. For a tax position that meets the more-likely-than-not recognition threshold, we will initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group will classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

The Group did not have any unrecognized tax benefits and did not have any interests and penalties recognized on the liability for unrecognized tax benefits as of and for the year ended December 31, 2010, 2011 and 2012. The Group does not anticipate that unrecognized tax benefits will significantly increase within the next twelve months.

According to the EIT Law and Implementation Regulations, dividends distributed from the PRC subsidiaries based on the profits generated from 2008 onwards to non-PRC tax resident shall generally be subject to the withholding income tax at 10% unless otherwise reduced under a double tax agreement or treaty.

The Group did not accrue deferred tax liabilities related to withholding tax for the retained earnings in its PRC subsidiaries for as of December 31, 2012, as the Group plans to indefinitely reinvest undistributed profits earned after December 31, 2008 from its PRC subsidiaries.

The current and deferred portions of income tax expense included in the consolidated statements of income and statements of comprehensive income (loss) are as follows:

	Year Ended December 31,
	2010	2011	2012
	RMB
Income tax benefit (expense), current	(16,597)	(42,467)	8,078
Income tax benefit, deferred	5,462	10,172	5,961
Change in valuation allowance	(3,416)	(5,600)	(7,261)
Total	(14,551)	(37,895)	6,778

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
	RMB (000’)
Deferred tax assets:
Net operating loss carry forward	9,191	13,667
Deferred rent	5,817	5,638
Accrued payroll and other expense	2,917	2,227
FA impairment	841	3,263
Other	331	264
Valuation allowance	(11,002)	(18,263)
Total deferred tax assets	8,095	6,796
Deferred tax assets are analyzed as:
Current	3,216	771
Non-current	4,879	6,025
Total deferred tax assets	8,095	6,796

As of December 31, 2012, the Group had tax loss carry forwards of RMB54,667 ($8.8 million) which will expire between 2013 and 2017 if not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. The Group has considered the possible sources of taxable income and historical operating results when assessing the realization of deferred tax assets:

At December 31, 2011 and 2012, the Group had a valuation allowance of RMB11,002 and RMB18,263 ($2.9million),respectively, against net deferred tax assets primarily due to net operating loss carry forwards where realization of the related deferred tax asset amounts was not likely, and, to a lesser degree, deferred rent and long-lived assets impairment.

The Group’s effective tax rates were18.8%, 122.5% and -9.8% for the years ended December 31, 2010, 2011 and 2012, respectively. A reconciliation of the PRC statutory tax rate to the effective tax rate for the years ended December 31, 2010, 2011 and 2012 was as follows:

	2010	2011	2012

PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of Group entities operating in other jurisdictions or under different tax status	1.3%	15.0%	7.1%
Tax effect of non-deductible expenses, net	(0.3)%	6.5%	1.0%
Effect of tax holidays	(11.7)%	—	(17.4)%
Effect of change in valuation allowance	4.4%	18.1%	11.3%
One time tax levy	—	57.4%	(37.0)%
Others	0.1%	0.5%	0.2%
Effective EIT rate	18.8%	122.5%	(9.8)%

The aggregate amount and per share effect of the tax holiday are as follows:

	2010	2011	2012
	RMB(000’) except per share amounts

The aggregate amount effect	9,031	—	12,020
Per share effect — basic	0.11	—	0.12
Per share effect — diluted	0.10	—	0.11

9.  Related Party Transactions and Balances

During 2010, 2011 and 2012, the Group leased certain properties from the Founders for office space and restaurant operations and incurred rental expenses for these facilities of RMB960, RMB960 and RMB1,040, respectively. As of December 31, 2012, RMB 25 was payable to the Founders in relation to these leases.

	2011	2012
	RMB
Related party balances
Amounts due from related parties
— Shareholders and key management personnel	100	—
Amounts due to related parties
— Shareholders and key management personnel	—	25

Amounts due from related parties were comprised of reimbursement from one of the founders, which was received in February 2012. Amounts due to related parties were mainly comprised of rental payable to one of the founders, which was settled in February 2013. Amounts due from and to related parties are unsecured, interest-free and have no fixed repayment terms.

10.  Preferred shares

On September 26, 2007, the Company issued 24,000,000 Series A convertible preferred shares (“Series A Shares”) to two strategic venture capital investors, SIG China Investments One, Ltd., (“SIG”) and Sequoia Capital China II, L.P. (“Sequoia”) (collectively, the “VC” or “Investors”) at $0.5417 per share for total consideration of $13,000,000 which accounts for 30% of the total outstanding equity of the Company. SIG and Sequoia each subscribed 12,000,000 shares of Series A Shares. Effective with the Company’s initial public offering on September 28, 2010, the 24,000,000 Series A converted into ordinary shares.

The cash proceeds, net of issuance costs of RMB 666, were recorded as the initial carrying value of the Series A Shares. Prior to the conversion into ordinary shares, the Series A shares were classified as mezzanine equity in the consolidated balance sheets as the shares were redeemable upon the occurrence of certain event outside the control of the Company.

11.  Mainland China Contribution Plan And Profit Appropriation

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total accumulated monthly contributions for such employee benefits were RMB30,528 ,RMB39,347 and RMB44,596 ($7.2 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

12.  Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amounts of reserve funds as of December 31, 2011 and 2012 were RMB36,390 and RMB48,673 ($7.8 million), respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB603,466 ($96.9 million) at December 31, 2012 is also considered restricted and not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

13.  Dividend and Distributions

No dividend was declared in 2010, 2011and 2012.

14.  Net Income (loss) Per Share

The Group has used the two-class method of computing earnings per share for 2010 as its Series A convertible preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

The following table is a reconciliation of the net income and share amounts used in the calculation of basic net income per share and diluted net income per share:

	Year Ended December 31,
	2010	2011	2012
	RMB except share amounts and per share amounts
Basic net income (loss) per share:
Consolidated net income (loss)	62,810	(6,950)	75,636
Less: Amounts allocated to preferred shares for participating rights to dividends	(12,987)	—	—
Net income (loss) attributable to ordinary shareholders — basic	49,823	(6,950)	75,636
Weighted average ordinary shares outstanding — basic	68,124,712	103,584,061	104,115,531
Net income (loss) per share — basic	0.73	(0.07)	0.73

Diluted net income (loss) per share:
Net income (loss) attributable to ordinary shareholders — basic	49,823	(6,950)	75,636
Net income (loss) attributable to ordinary shareholders — diluted	49,823	(6,950)	75,636

Weighted average ordinary shares outstanding — basic	68,124,712	103,584,016	104,115,531
Options	2,379,082	—	924,879
Weighted average ordinary shares outstanding — diluted	70,503,794	103,584,016	105,040,410
Net income (loss) per share — diluted	0.71	(0.07)	0.72

For the year ended December 31, 2011, 7,459,463 shares issuable upon the assumed exercise of options or vesting of restricted shares were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive.

15. Share-based Compensation

Under the Share Incentive Plan (the “Option Plan”), the Group may offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”) including the issuance of options to the Participants to purchase not more than 7,720,000 ordinary shares. In August 2011, the Group increased maximum aggregate number of ordinary shares which may be issued pursuant to the Option Plan from 7,720,000 to 10,000,000.Generally options granted to the employees vest over a requisite service period of five years with 10 year contractual term. Generally, the options allocated to the first year in the service period are vested on the first anniversary of the grant date with the remaining options vesting ratably over the following years in the requisite service period. For example, options with a 5-year vesting period will have 20% vested on the first anniversary of the grant date with the remaining 80% vested ratably over the following 48 months. As of December 31, 2012, options to purchase 4,253,072 ordinary shares and 1,381,253 non-vested restricted shares were outstanding and options to purchase 2,960,844 ordinary shares were available for future grants under the Option Plan.

The Group records share-based compensation based on the grant date fair value of the award and recognizes the cost as an expense over the grantee’s requisite service period. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expense depending on the job functions of the grantees.

The share-based compensation has been classified as follows for the year ended December 31, 2011 and 2012:

	2010	2011	2012
Restaurant wages and related expenses	1,498	3,351	3,928
Selling, general and administrative	4,222	12,467	11,772
Total	5,720	15,818	15,700

The weighted-average grant date fair value for options granted during the year ended December 31, 2010, 2011 and 2012was RMB 7.97, RMB 10.36 and RMB 7.40($1.19), computed using the binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of the Group’s ordinary shares, the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

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

The fair values of stock options were estimated using the following significant assumptions:

	2010	2011	2012

Suboptimal exercise factor	2.5	2.0 to 2.5	2.0 to 2.5
Risk-free interest rate	3.50% to 4.60%	2.97% to 4.41%	3.33%-3.50%
Volatility	43.10% to 46.73%	41.0% to 42.0%	40.6% to 41.2%
Dividend yield	—	—	—
Life of option	10 years	10 years	10 years

A summary of option activities under the Option Plan for the year ended December 31, 2012 is presented below:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		US$		US$

Outstanding, as of January 1, 2012	6,712,946	1.92	8.8years
Granted	1,571,000	2.36	—	—
Conversion to restricted shares	(3,688,250)	2.68	—	—
Cancellation and termination	(198,500)	1.49	—	—
Exercised	(144,124)	1.00	—	—
Outstanding, as of December 31, 2012	4,253,072	1.46	7.8 years	2,218
Vested and expected to vest as of December 31, 2012	3,391,103	1.48	7.8 years	1,743
Options exercisable at December 31,2012	1,169,857	1.22	7.4 years	788

On January 11, 2012, the Group granted 1,475,300 restricted shares to executive and non-executive employees to replace 3,688,250 options previously granted during May 5, 2010 to September 9, 2011. The vesting and other requirements imposed on the restricted shares were the same as under the original option grant. The fair value of the new restricted shares approximates the fair value of the original options. As a result, the modification did not result in any incremental compensation expense.

As of December 31, 2012, there was RMB16,013 ($2.6 million) in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the option plan, which is expected to be recognized over a weighted-average period of 1.39 years. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was Nil ,RMB7,710 and RMB928($0.1 million) respectively.

The following table summarized the Group’s non-vested restricted shares activity for the year ended December 31, 2012:

		Weighted-Average Grant Date
		Fair Value
		US$
Non-vested restricted shares outstanding at January 1, 2012	746,517	3.65
Granted	674,400	1.83
Granted to replace existing options	1,475,300	3.40
Vested	(416,467)	2.65
Cancellation and termination	(1,098,497)	2.62
Non-vested restricted shares outstanding at December 31, 2012	1,381,253	2.92

The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of restricted shares vested during the year ended December 31, 2010, 2011 and 2012 was RMB3,046, RMB9,022 and RMB 4,765 ($0.8 million),respectively.

As of December 31, 2012 there was RMB15,890 ($2.6 million) in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.73 years.

16.  Subsequent Events

In the first quarter of 2013, 435,000 shares of options (equivalent to 108,750 ADS) were granted to non-executive employees with an exercise price of USD1.6775 per share, which will vest semiannually in the following two years after the grant date.

On January 11, 2013, the Group granted 578,400 restricted shares to executive and non-executive employees to replace 1,446,000 options previously granted in 2012. The vesting and other requirements imposed on the restricted shares were the same as under the original option grant. The fair value of the new restricted shares approximates the fair value of the original options. As a result, the modification did not result in any incremental compensation expense.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO.,LTD

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31,
	2011	2012
	(In thousands of RMB except share and per share amounts)
ASSETS
Cash and cash equivalents	32,617	28,171
Due from subsidiaries	1,438	2,915
Prepaid expenses and other current assets	1,874	1,177
Investment in subsidiaries	757,465	851,677
Total assets	793,394	883,940

LIABILITIES AND EQUITY
Due to subsidiaries	8,368	8,322
Prepaid subscription	646	391
Accrued expenses	5,302	3,932
Total liabilities	14,316	12,645

Equity:
Ordinary shares, par value $.001, 1,000,000,000 shares authorized, 103,844,239 and 104,404,831 shares issued and outstanding as of December 31, 2011 and 2012, respectively	741	745
Additional paid-in capital	702,995	719,641
Retained earnings	82,432	158,068
Accumulated other comprehensive loss	(7,090)	(7,159)
Total equity	779,078	871,295
Total liabilities and equity	793,394	883,940

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2011	2012
	(In thousands of RMB)

Operating costs and expenses	(6,441)	(19,685)	(19,505)
Loss from operations	(6,441)	(19,685)	(19,505)
Other income	1,899	1,127	472
Equity in earnings of subsidiaries	67,352	11,608	94,669
Net income(loss) attributable to Country Style Cooking Restaurant Chain Co., Ltd.	62,810	(6,950)	75,636

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2011	2012
	(In thousands of RMB)
Cash flows from operating activities:
Net income(loss) attributable to Country Style Cooking Restaurant Chain Co., Ltd.	62,810	(6,950)	75,636
Equity in earnings of subsidiaries	(67,352)	(11,608)	(94,669)
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Share-based compensation	5,720	15,818	15,700
Decrease (Increase) in due from subsidiaries	(32,156)	30,747	(1,477)
Increase (Decrease) in due to subsidiaries	8,146	46	(46)
Decrease (Increase) in prepaid expenses and other current assets	(2,091)	2,117	697
Increase (Decrease) in accrued liabilities	1,874	1,124	(1,368)
	(23,049)	31,294	(5,527)
Cash flows from investing activities:
Investment in subsidiaries	(546,606)	—	—
Net cash used in investing activities	(546,606)	—	—
Cash flows from financing activities:
Dividend paid to Series A	(3,946)	—	—
Proceeds from early exercise of employee stock options	2,833	3,085	693
Proceeds from issuance of ordinary shares	589,672	—	—
Ordinary share issuance costs	(16,905)	(891)	—
Net cash provided by financing activities	571,654	2,194	693

Effect of exchange rate change	(1,858)	(1,112)	388
Net increase (decrease) in cash and cash equivalents	141	32,376	(4,446)
Cash and cash equivalents, beginning of year	100	241	32,617
Cash and cash equivalents, end of year	241	32,617	28,171

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