Form 20-F
period 2013-12-31
Country Style Cooking Restaurant Chain Co., Ltd.
filed 2014-04-17
CIK 1499934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-34869

Country Style Cooking Restaurant Chain Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 19 Yunshan South Road Yubei District, Chongqing People’s Republic of China
(Address of principal executive offices)

Adam J. Zhao, Chief Financial Officer Telephone: +86-23-8866-8866 Email: ir@csc100.com Facsimile: +86-23-8687-3700 No. 19 Yunshan South Road Yubei District, Chongqing People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing four ordinary shares, par value	The New York Stock Exchange
US$0.001 per share Ordinary shares, par value US$0.001 per share*	The New York Stock Exchange*

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

106,296,674 ordinary shares, par value US$0.001 per share, as of December 31, 2013.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires:

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

•                  “average table turnover per day” refers to the total number of receipts provided by our restaurants upon sales, divided by the total number of tables at these restaurants and the number of days such restaurants are open for business in a given period;

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following selected consolidated statements of operations for our company for the three years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheets as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations for our company for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheets as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements not included in this annual report.

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

Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except shares, per share, ADS and per ADS data)
Consolidated Statements of Operations Data:
Revenue—restaurant sales	494,459	745,939	1,019,553	1,188,412	1,360,086	224,670

Costs and expenses:
Restaurant expenses:
Food and paper (1)	239,357	345,054	474,094	538,754	624,356	103,136
Restaurant wages and related expenses (1) (2)	76,890	134,215	191,906	223,595	265,711	43,892
Restaurant rent expenses	38,546	64,284	96,200	121,520	131,327	21,694
Restaurant utilities expenses	31,073	46,746	65,626	72,188	80,928	13,368
Other restaurant operating expenses (1)	28,774	24,311	43,817	47,318	51,806	8,558
Selling, general and administrative expenses (2) (3)	13,360	32,330	67,198	72,178	83,639	13,816
Pre-opening expenses (3)	—	5,906	15,993	11,791	9,884	1,633
Depreciation	10,999	21,288	38,274	59,411	70,008	11,564
Property and equipment impairment charges	—	2,087	6,396	13,820	8,594	1,420
Goodwill impairment	—	—	267	456	—	—
Total operating expenses	438,999	676,221	999,771	1,161,031	1,326,253	219,081

Income from operations	55,460	69,718	19,782	27,381	33,833	5,589

Interest income	758	3,465	17,226	21,976	27,178	4,489
Foreign exchange gain (loss)	3	(2,715)	(15,466)	(307)	(3,543)	(585)
Other income	490	6,893	9,403	19,808	893	148

Income before income taxes	56,711	77,361	30,945	68,858	58,361	9,641
Income tax benefit(expenses)	(11,632)	(14,551)	(37,895)	6,778	(18,811)	(3,107)
Net income (loss)	45,079	62,810	(6,950)	75,636	39,550	6,534
Dividend on Series A convertible preferred shares	(3,946)	—	—	—	—	—
Distribution to the founder	(3,454)	—	—	—	—	—

Net income (loss) attributable to Country Style Cooking International Restaurant Chain Group Ltd. shareholders	37,679	62,810	(6,950)	75,636	39,550	6,534

Basic net income (loss) per share	0.47	0.73	(0.07)	0.73	0.38	0.06

Basic net income (loss) per ADS (4)	1.88	2.92	(0.28)	2.91	1.51	0.25

Diluted net income (loss) per share	0.47	0.71	(0.07)	0.72	0.37	0.06

Diluted net income (loss) per ADS (4)	1.88	2.84	(0.28)	2.88	1.49	0.25

Basic weighted average ordinary shares outstanding	56,000,000	68,124,712	103,584,016	104,115,531	104,996,276	104,996,276
Diluted weighted average ordinary shares outstanding	80,000,000	70,503,794	103,584,016	105,040,410	105,979,373	105,979,373

Notes:

(1)         In 2012, restaurant staff catering and welfare expenses were reclassified to the category of restaurant wages and related expenses from food and paper and other restaurant operating expense. Prior period numbers have been reclassified to conform with the current presentation. These expenses amounted to RMB15,163, RMB20,530,  RMB19,306 and RMB 29,202 ($4.8 million) for the years ended December 31, 2010, 2011, 2012 and 2013, respectively.

(2)         Includes share-based compensation expenses of RMB5.7 million and RMB15.8 million, RMB 15.7 million and RMB 15.9 million ($2.6 million) for the years ended December 31, 2010, 2011, 2012 and 2013, respectively.  No share-based compensation expenses were incurred prior to 2010.

(3)         Pre-opening expenses were presented as a separate item of “Costs and expenses” starting with the 2010 presentation, prior to which such expense were presented as part of “Restaurant expenses”.

(4)         Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Current Assets:
Cash and cash equivalents	70,695	612,583	327,546	229,367	372,493	61,531
Total current assets	105,913	661,731	595,056	627,924	673,440	111,244
Total assets	215,068	869,803	920,774	1,025,719	1,106,436	182,770
Total current liabilities	82,193	90,419	123,101	130,506	147,368	24,343
Total liabilities	87,301	103,711	142,870	155,591	173,979	28,739
Mezzanine equity	96,949	—	—	—	—	—
Total equity	30,818	766,092	777,904	870,128	932,457	154,031
Total liabilities, mezzanine equity and equity	215,068	869,803	920,774	1,025,719	1,106,436	182,770

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to $1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 4, 2013, the noon buying rate was RMB6.2118 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)

2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.147	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0600	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2117	6.1707	6.2273	6.1183
April (through April 4)	6.2118	6.2084	6.2118	6.2054

Source: Federal Reserve Statistical Release

(1)         Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Relating to Our Industry and Business

Our future growth depends on our ability to open and profitably operate new restaurants.

Our future growth depends on our ability to open and profitably operate new restaurants. We opened 72, 68 and 59 new restaurants in 2011, 2012 and 2013, respectively, and plan to add approximately 60 restaurants by the end of 2014. We may not be able to open new restaurants as quickly as planned. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. In researching new restaurant sites, we may be faced with intense competition for new restaurant sites in our target markets and increased lease costs. Even if we open additional restaurants as planned, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. This growth strategy and the substantial investment associated with the development of each additional restaurant may cause our operating results and profits to fluctuate. In addition, if we open new restaurants in our existing geographic markets, the sales performance and customer traffic of our existing restaurants near new restaurants may decline as a result. This may in turn adversely affect our ability to achieve the anticipated growth in revenue and profitability of our entire restaurant chain.

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

We have opened restaurants in markets where we have little or no operating experience. These and other markets in which we open new restaurants may have different competitive conditions, consumer tastes and discretionary spending patterns from our primary markets. As a result, any new restaurants we open in those markets may be less successful than restaurants in our primary markets. Consumers in a new market may not be familiar with our brand and we may need to build brand awareness in that market through greater investments in advertising and promotional activities than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our business philosophy and culture. Restaurants opened in new markets may also have lower average sales or higher construction, occupancy or operating costs than restaurants in our primary markets. In addition, we may have difficulty in finding reliable suppliers or distributors with adequate supplies of ingredients meeting our quality standards in the new markets. Sales at restaurants opened in new markets may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting our overall profitability. Furthermore, underperforming assets in unfavorable markets may incur substantial operating losses and asset impairment costs.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have experienced rapid growth, and further expansion may place significant strain on our management and resources. We have increased the number of our restaurants in China from 9 as of December 31, 2007 to 293 as of December 31, 2013, and we plan to continue to expand our operations in our existing markets. This further expansion may place substantial demands on our management and our operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain consistent food and service quality and preserve our corporate culture to ensure that our brand does not suffer as a result of any deterioration, whether actual or perceived, in the quality of our food or service. To manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

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

As we lease the property for the majority of our restaurants, we have significant exposure to the retail rental market in China. For the years ended December 31, 2009, 2010, 2011, 2012 and 2013, our restaurant rental expenses amounted to approximately RMB38.5 million, RMB64.3 million, RMB96.2 million,RMB121.5 million and RMB 131.3 million ($21.7 million), respectively, representing 7.8%, 8.6%, 9.4%, 10.2% and 9.7% of our total revenues during the respective periods. Since rental expenses represent a significant portion of our total operating expenses, our profitability may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.

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

Our business depends significantly on the market recognition of our “乡村基 CSC” and “大米先生 Mr. Rice” brands, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Since 2008, we have successfully built up our “乡村基 CSC” brand to represent delicious, everyday Chinese food, and since 2011, we have carried out a trial run of “大米先生” (“Mr. Rice”) branded quick-service, canteen-style restaurants, which we have continued to expand.. We believe that maintaining and enhancing the “乡村基 CSC” and “大米先生 Mr. Rice”brands are important to maintaining our competitive advantage. However, our ability to maintain our brand recognition depends on a number of factors, some of which are beyond our control. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to further develop and maintain our distinctive combination of delicious menu offerings, affordable prices and clean dining environments throughout our restaurant chain, as well as on our ability to respond to competitive pressures. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. For instance, in November 2011, we attracted a short period of negative press coverage related to the sanitary conditions in one of our restaurants in Chengdu, and sales in several of our Chengdu area restaurants dipped temporarily. We addressed the sanitary conditions and implemented a targeted short-term sales promotion program involving discounted food pricing which put pressure on our overall gross margin. Although we believe our brand and reputation were not materially affected by these events, we cannot assure you that any future such events will not have a material adverse effect on our brand, reputation, business or results of operations. As we continue to grow in size, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.

In addition, unauthorized use of our trademarks, trade name and trade secrets, as well as trademark squatting, by unrelated third parties may damage our reputation and brand. Our “乡村基 CSC” brand, or other similar brands, were claimed by third parties in certain categories other than consumer food service. Our “大米先生 Mr. Rice” brand, or other similar brands, were also claimed by third parties in consumer food service and several other categories. Although we have already submitted our application of opposition to these three brands to the Trademark Office of the State Administration For Industry & Commence of the PRC, we cannot assure that our application could be approved. Generally, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently include relying on a combination of trademark, copyright and trade secret laws and may potentially include taking court action against anyone that infringes on our trademark and trade name, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

We generate a majority of our revenues from Chongqing municipality and Sichuan Province in China. Any event negatively affecting the consumer food services industry in these markets could have a material adverse effect on our overall business and results of operations.

We generated 93.4%, 92.3%, 91.9%, 89.5% and 89.2% of our revenues in 2009, 2010, 2011, 2012 and 2013, respectively, from our restaurants in Chongqing municipality and Sichuan province in China.  We expect these markets to continue to account for a substantial portion of our revenues in the near future. If either Chongqing municipality or Sichuan Province experiences an event negatively affecting its consumer food services industry, such as a local economic downturn, a natural disaster, a contagious disease outbreak or a terrorist attack, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.

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

Our future success depends heavily upon the continuing services of our senior management team, in particular one of our founders, Ms. Hong Li, who has been our leader since our inception. Ms. Li currently serves as our chairman and chief executive officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our business and results of operations may be materially and adversely affected. In 2012, certain of our executive officers left our company for personal reasons.  Competition for experienced management personnel in the quick service restaurant sector is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose trade secrets and know-how as a result. Furthermore, if other businesses affiliated with our founders compete with us for qualified restaurant managers and employees, potential premises for restaurant operations and other resources, it could materially and adversely affect our business operations and expansion plans. Any actual or perceived competition from our founders’ outside businesses could have a material adverse effect on our business operations and investors’ confidence in us. Our founders and executive officers have entered into confidentiality and non-competition agreements with us. If any disputes arise between any of our founders and executive officers and us, it may be difficult to enforce these agreements against these individuals.

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

The cost of ingredients we use in our restaurants depends on a variety of factors, many of which are beyond our control. Food ingredients represented approximately 44.7%, 43.4%, 43.9%, 42.7% and 43.4% of our restaurant revenues for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively. Fluctuations in weather, supply and demand and economic conditions could adversely affect the cost, availability and quality of our critical food ingredients. If we are not able to obtain requisite quantities of quality ingredients at commercially reasonable prices, our ability to provide the menu items that are central to our business would be adversely affected. In addition, the PRC food price index increased by 4.1% from December 2012 to December 2013, which partially contributed the increase in our costs in food ingredients.  If the cost of ingredients that we use in our restaurants continues to increase at current rates of inflation or higher rates in the future and we cannot pass these cost increases onto our customers, our operating margins may decrease.

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

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to a total of 10,000,000 ordinary shares. As a result of these option grants and potential future grants under the plan, we have incurred and expect to continue to incur share-based compensation expenses. We had share-based compensation expenses of RMB15.9 million ($2.6 million) for the year ended December 31, 2013. As of December 31, 2013, there was RMB20.4 million ($3.4 million) in total unrecognized compensation expenses related to unvested share-based compensation arrangements granted under our share incentive plan. The additional expenses associated with share-based compensation awards granted under our share incentive plan may materially impact our future results of operations. However, if we limit the size or number of grants under our share incentive plan to minimize the additional expenses associated with share-based compensation, we may not be able to attract or retain key personnel.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 77.2% of our outstanding shares as of April 1, 2014.  These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our business is sensitive to global and Chinese economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

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

We have limited insurance coverage.

As of December 31, 2013, we have obtained insurance policies that we believe are customary for similar companies in China. We currently have in place property insurance, business interruption insurance, third-party liability insurance and money insurance for many of our restaurants currently in operation. For more details, see “Item 4.D — Property, Plants and Equipment — Insurance.” However, our insurance coverage may not be adequate to cover all losses that may occur, particularly with respect to loss of business and reputation. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business and results of operations may be materially and adversely affected.

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

In addition, some of our lessors have not provided us their title certificates for the properties we lease or proof of authorizations from the property owners to sublease the properties to us. If third parties who purport to be property owners challenge our right to lease these properties, we could be subject to potential disputes with them. The premises occupied by one of our restaurants were subleased to us without authorization of the property owner, and the property owner applied to the court to declare the sublease between our lessor and us invalid. The final judgment was not in our favor and our lessor was deprived of the right to sublease the property. As a result, that restaurant must relocate from the premises within one year.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In August 2010, November 2010, March 2011, June 2011, September 2012 and April 2013, we raised the wages of our restaurant staff and management. Such wage raises have had and will continue to exert pressure on our operating margin. Further, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. In addition, high inflation may reduce the disposable income of our customers or dampen their willingness to dine at restaurants.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct substantially all of our businessthrough our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. Chongqing Xinghong Growing Rich Management Co., Ltd., the Chongqing subsidiary of CSC China, received preferential tax status for the years 2008 through 2010 from the State Tax Bureau in Chongqing, under which it paid enterprise income tax, or EIT, at a rate of 15%. However, the PRC National Audit Office issued a letter in May 2011, stating that several restaurant companies, including Chongqing Xinghong Growing Rich Management Co., Ltd., should not have been granted preferential tax status in 2009. Based on this letter, we concluded that the standard tax rate should also apply for the years 2008 and 2010, and recognized a tax liability of RMB17.8 million ($2.8 million) related to the change for 2008, 2009 and 2010 during the quarter ended June 30, 2011. Of the total additional enterprise income tax, or EIT, RMB6.4 million relevant to 2009 was paid during the third quarter of 2011 in accordance with instructions received from the local tax authority.

Subsequently, in February 2012, the State Tax Bureau in Chongqing issued a written notice to us which confirmed that our Chongqing subsidiary would nonetheless be permitted to apply the preferential tax status for each of the three years ended December 31, 2008, 2009 and 2010. Further, the local tax authority refunded the additional EIT of RMB6.4 million paid by the Company. The Company believes this determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination. Accordingly, the Company reversed in the first quarter of 2012 the income tax liability of RMB11.4 million previously accrued in 2011 in connection with the rate change for 2008 and 2010, as well as the additional EIT expense of RMB6.4 million for 2009. On June 1, 2012, the Company’s subsidiary in Chongqing was granted a preferential tax rate of 15% for the years 2011 to 2020. The Company recognized a one-time tax benefit of RMB7.7 million in the second quarter of 2012, as a result of the change in the preferential tax treatment for fiscal year 2011.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China and most of them are PRC nationals. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers. It may also be difficult for you to enforce in PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or applicable state securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state. Our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of civil judgments of courts. In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it may not be possible for you to bring an action against us or against our directors or officers based upon PRC laws in the event that you believe that your rights as a shareholder have been infringed.

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

Our current employment practices may be adversely impacted under the labor contract law and other relevant regulations of the PRC.

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

On March 1, 2014, the Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch, or the Labor Dispatch Rule, which came into effect therefrom. According to this regulation, an employer may use dispatched laborers only for temporary, auxiliary or substitutable positions, while temporary positions shall mean positions lasting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major business; and substitutable positions shall mean positions that can be held by substitute laborers for a certain period of time during which the laborers of the employers who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. An employer shall strictly control the number of dispatched laborers which shall not exceed 10% of the total number of itsworkforce.Where the number of dispatched laborers used by an employer prior to the implementation of the Labor Dispatch Rule exceeds 10% of its total number of workforce, the employer shall make adjustment plan, and reduce the said percentage to the required proportion within two years from the date of implementation hereof.  As required by the Labor Dispatch Rule, we may have to adjust our employment practice and enter into labor contracts with most of the workforce directly, which may increase our labor costs substantially.

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

Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income based on PRC accounting standards each year to fund a statutory surplus reserve, until the accumulated amount of such reserve has reached 50% of its registered capital. The reserve funds amounted to RMB70.1 million ($11.6 million) as of December 31, 2013. This reserve is not distributable as dividends except in the event of liquidation of these subsidiaries. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to CSC Cayman or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See also “—Risks Relating to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs or ordinary shares may be subject to taxes under PRC tax laws, if we are classified as a Chinese ‘resident enterprise.’”

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four “ accounting firms should be barred from practicing before the Commission for six months.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.  Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ.. Moreover, any negative publicity about the SEC’s proceedings against these accounting firms may erode investor confidence in China-based, United States listed companies in general and the trading price of our ADSs may be adversely affected.

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

The closing trading prices of our ADSs ranged from US$5.95 to US$10.69 in 2013. The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies in the industry, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our executive officers and key personnel, fluctuations of exchange rates between RMB and the Canadian dollar or the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in limited circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on courts in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands does. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2013.  See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, investors could lose confidence in the reliability of our financial statements and the trading price of our ADSs could be negatively impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on our income and assets and the market price of our ADSs and ordinary shares, we believe that it is likely that we were not a passive foreign investment company, or PFIC (as defined for United States federal income tax purposes and as described below), for our taxable year ended December 31, 2013 and we do not expect to be a PFIC for our current taxable year or for the forseeable future.   However, we can give no assurances in this regard, as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority.

A non-U.S. corporation, such as our company, will be considered as a PFIC for United States federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of the value of its assets is attributable to assets that produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any other taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Our principal executive offices are located at No.19, Yunshan South Road, Yubei District, Chongqing, People’s Republic of China, and our telephone number at that location is (86-23) 8866 8866. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 293 restaurants as of December 31, 2013, including 150 restaurants in Chongqing municipality and 96 restaurants in Sichuan province. Chongqing municipality and Sichuan province cover a region of 110 million people in Southwest China that is home to Sichuan cuisine, one of the best-known Chinese regional cuisines. We directly operate all of our restaurants for effective quality control and operational efficiency. We plan to further expand our geographic coverage and add approximately 60 restaurants in China by the end of 2014.

Since 2008, we have successfully built up our “乡村基 CSC” brand to represent delicious, everyday Chinese food. Our standard menu features our most popular main dishes prepared in the Sichuan style as well as a wide selection of other dishes, appetizers, desserts and beverages. We periodically offer new dishes and seasonal menu selections to attract more customer visits. Starting from the end of 2011, we carried out a trial run of “大米先生” (“Mr. Rice”) branded quick-service, canteen-style restaurants, which we have continued to expand. We estimate that our CSC and Mr Rice branded restaurants had approximately 103.5 million customer visits in 2013.  For the year ended December 31, 2013, average traffic per restaurant per day was approximately 1,239 customers and our average table turnover per day was approximately 12.8 times for our restaurant chain.

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

Our revenues increased by 16.6% from RMB1.0 billion in 2011 to RMB1.2 billion in 2012 and by 14.4% from RMB1.2 billion to RMB1.4 billion ($224.7 million) in 2013. We added 72 and 68 new restaurants, respectively, in 2011 and 2012, which contributed RMB115.3 million and RMB83.6 million in revenues in 2011 and 2012, respectively. We further added 59 new restaurants in 2013, which contributed RMB76.1 million ($12.6 million) revenue in 2013. Our net income increased from a net loss of RMB7.0 million in 2011 to a net income of RMB75.6 million in 2012 and decreased from RMB75.6 million to RMB39.6 million ($6.5 million) in 2013.

Our highly standardized and efficient operations have enabled us to establish a scalable business model, as evidenced by our growth to date. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 293 restaurants as of December 31, 2013. Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants has always remained a major challenge to Chinese food restaurant chains. To overcome this difficulty and ensure the consistent quality of our dishes across different restaurants, we employ a standardized food preparation process that combines on-site food preparation by trained cooks with centralized supply of proprietary pre-mixed sauce packages, systematic provision of quality ingredients and a well-established cook-training program. For each dish, we develop a proprietary mix of seasonings, make the mixture into sauces in our central facility in Chongqing, and then put these sauces into sauce packages to be delivered to different cities and municipalities. Generally, we deliver our sauce packages to ingredients suppliers in each city or municipality who then combine our sauces with quality ingredients as required by each of our menu item recipes. We source quality ingredients from selected suppliers that meet our quality standards and intend to build regional logistic centers to streamline our supply chain. We maintain an effective cook-training program that enables us to systematically train new hires to become our expert cooks in three to six months.

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

We do not purchase raw ingredients directly from local farmers or butchers. Instead, we use suppliers to purchase ingredients for us based upon our terms, specifications and requirements, contributing to higher operating efficiency and better quality control. We estimate that we have 80 key food suppliers for our meats, vegetables, fruits, eggs and beverages. Purchases made from our ten largest suppliers in 2011, 2012 and 2013 were equal to approximately 37.5%. 38.8% and 41.1% of our total purchase costs for these items in each of these periods, respectively.

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

Our Restaurants

As of December 31, 2013, we directly owned and operated 293 restaurants in China, 244 of which are operated under our “乡村基 CSC” brand and 49 of which are operated under our “大米先生 Mr. Rice” brand.

We own all of our restaurants and operate them through operating subsidiaries located in six geographic areas. We currently intend to continue expanding through wholly owned restaurants as opposed to franchise restaurants. We believe that our current business model allows us to have effective control over the quality of our food offerings and customer service.

The following table shows the number of our restaurants in China as of December 31, 2013, based on a breakdown by province, municipality, city or town:

Number of Restaurants
Chongqing Municipality	150
Sichuan Province	96
Shaanxi Province	22
Hunan Province	9
Yunnan Province	9
Guizhou Province	7
Total	293

As of December 31, 2013 we do not own the real property on which, or the buildings in which, most of our restaurants are operated, other than for eight of our existing restaurants, five in Chongqing and three in Chengdu, as well as one in Chongqing that is partly owned and partly rented. We intend to continue to primarily use rental properties for our restaurants. Nonetheless, we may purchase property on which our restaurants are located or properties where we have particular interest in opening a restaurant, if such property becomes available at a reasonable price.

We plan to further expand our geographic coverage and expect to increase the number of our restaurants to approximately 350 by the end of 2014.

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

The key components of our disciplined and systematic new restaurant opening process are set forth below:

•                  Planning and site identification. Our new restaurant opening process starts with planning and site evaluation by our regional subsidiaries’ development teams in accordance with development plans and potential local sites provided by our project management team from central headquarters. The regional development teams perform comprehensive studies of each new market or location by carrying out site visits, gathering economic and other data, and conducting feasibility assessments using a standardized criteria to select qualified restaurant locations in the chosen market. Once a site has been selected, the regional development team submits a proposal to our central project management team for approval.

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

We have identified Guiyang, Kunming, and several other cities as our main target cities for our expansion in 2014 and beyond. Each of these key target cities has a population of over 3 million and is a regional commercial center.

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

Regional management. On a regional level, our existing restaurant operations in the PRC are divided into six geographic regions—Chongqing, Sichuan, Hunan, Shaanxi, Yunnan and Guizhou—all under the general management and oversight of our operational headquarters in Chongqing. Our operations in each geographical region are headed by a regional operating subsidiary or branch located in Chongqing, Chengdu, Changsha, Xi’an, Kunming and Guiyang, respectively. Our regional management team typically comprises a general manager, an operational director and a finance manager. Our regional management team is responsible for proposing sites for new restaurants, recommending pricing policies in that region for headquarters approval, reviewing applications for procurement from local suppliers, providing training to our employees and conducting regional level marketing activities. In addition, in large sites we have district supervising teams within regions that are in charge of overseeing restaurants in each particular district under its management on a more day-to-day basis.

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

From time to time, we conduct promotional activities designed to raise customer awareness of our brand. Such activities include issuing products containing our brand name and logo, advertising through various media and conducting in-store promotional activities such as distribution of in-store coupons. We currently spend our promotional budget primarily on print media in markets where we already have some existing market presence, but we also intend to pursue focused marketing activities to reach out to areas with large potential customer populations, including handing out fliers in schools and placing advertisements in residential communities and office buildings. We spent approximately RMB7.3 million, RMB1.4 million RMB 0.8 million ($0.1 million) on marketing activities and promotional campaigns in the years ended December 31, 2011, 2012 and 2013, respectively.

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

Intellectual Property

Given the importance of the “乡村基 CSC” and “大米先生 Mr. Rice” brands to our business, our intellectual property is an important element of our business. We rely on copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and other third parties, to protect our intellectual property rights.

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

The Food Safety Law sets out, as penalties for violation, various legal liabilities, in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment. A restaurant which does not have a food service operating permit may be subject to confiscation of gains and other restaurant assets, or fines ranging from RMB2,000 ($330) to ten times of the value of food sold at the restaurant.

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

Each of our restaurants is required to obtain a food service operating permit in order to offer food services and generally each restaurant obtains the food service operating permit within one month of opening. Our central kitchen has also acquired a food service operating permit in order to conduct food processing activities. We must also renew the food service operating permits of each of our restaurants from time to time and follow the requirements set forth in the Food Safety Law, the Implementation Rules of the Food Safety Law, the Administrative Measures on License of Consumer Food Service and the Administrative Measures on the Supervision of Food Safety on Consumer Food Service.

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

Upon completion of a construction project to which a fire prevention design has been applied according to the requirements of the Fire Prevention Law, such project must go through acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. No construction may be put into use before it is accepted by the relevant fire prevention units of public security authorities. For each public assembly venue, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. The Fire Prevention Law also provides legal liabilities for violation thereof. Any entity which has not passed a fire safety check is required to improve the condition of the premise to meet the safe requirements for fire prevention, and if the entity fails to cure as requested, it may be subject to fines of up to RMB300,000 ($49,556) and, in the worst possible scenario, may be ordered to suspend operations on the premise until the fire safety permit is obtained.

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

The Water Pollution Prevention Law provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level. If, in violation of the provisions of the Water Pollution Prevention Law, the main part of a construction project is put into operation or to use before the facilities for prevention and control of water pollution has been completed and  passed the inspection and acceptance, the competent environmental protection authorities of the local people’s government at or above the county level shall instruct to stop operation or use until the facilities for prevention and control of water pollution have been accepted as up to standard and impose a fine of not less than RMB50,000 but not more than RMB500,000 ($82,594). If any pollutant discharging unit does not use the water pollutant treatment facilities in a normal manner, or dismantles or lays idle such facilities without receiving approval from the competent environmental protection authorities, the competent environmental protection authorities of the local people’s government at or above the county level shall instruct such a unit to rectify within a time limit and impose thereof a fine of not less than one time but not more than three times of the pollutant discharge fee payable by it.

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

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 1, 2008. Under these regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments, and investments in securities outside of China, unless the prior approval of SAFE is obtained and prior registration with SAFE is completed.

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

In addition, under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises may buy, sell and remit foreign currencies at authorized banks or foreign exchange swap centers and must comply with certain procedural requirements, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local branches.

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

SAFE Circular No. 75 and the related Implementation Rule

On October 21, 2005, SAFE issued SAFE Circular No. 75, which became effective as of November 1, 2005, and in November 2012, SAFE issued an implementation rule, SAFE Circular No. 59, which took effect as of December 17, 2012.. SAFE Circulars No. 75 and No. 59 require Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets for the benefits of third parties or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Item 3D — Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

Regulations on Employee Stock Options Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both domestic and overseas individuals) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a domestic individual’s participation in employee stock ownership plans or share option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, or the 2007 Stock Option Rules. On February 15, 2012, the SAFE promulgated the Notice Regarding Administration of Foreign Exchange Issues on Domestic Individuals’ Participation in Share Incentive Plans of Overseas Listed Companies, or the 2012 Stock Option Rules, which have amended and repealed in part the 2007 Stock Option Rules. The purpose of both the 2007 Stock Option Rules and the 2012 Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and share option plans of overseas listed companies.

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

We and our employees, directors and consultants who are PRC domestic individuals and who have participated in the share incentive plan have made initial application with the local SAFE branch for registration under the then effective Stock Option Rules, namely the 2007 Stock Option Rules, and have updated the registratioin according to the 2007 and 2012 Stock Option Rules, as the case may be. However, since we may grant stocks and/or options to our employees, directors and consultants from time to time, we cannot assure you that we can successfully complete the registrations under the Stock Option Rules in the future. If we or our employees, directors and consultants who are PRC domestic individuals fail to complete these registrations, we or such persons may be subject to fines and legal sanctions. See “Item 3.D—Risk Factors—Risks related to Doing Business in China—All participants of our existing share incentive plan who are PRC citizens are required to register with the SAFE, and the failure to so comply could subject us and such participants to penalties.”

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

Legal Restrictions on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises is the Corporate Law, most recently amended on December 28, 2013. Under the Corporate Law, our subsidiaries in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, Chinese companies are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends except in the event these subsidiaries are liquidated. See “Item 3.D — Risk Factors—Risk Related to Doing Business in China—We rely principally on dividends and other distributions paid by our wholly owned operating subsidiaries in China to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.”

C.                                    Organizational Structure

We conduct substantially all of our restaurant operations through CSC China and its subsidiaries. The following diagram illustrates our corporate structure:

For a complete list of subsidiaries, see Exhibit 8.1.

D.                                    Property, Plants and Equipment

Facilities

The following table shows the area of our owned and leased facilities, including office, restaurant, central kitchen and warehouse space, as of December 31, 2013, based on a breakdown by province and municipality:

	Owned			Leased
	Office and leased out Space	Restaurant Space	Central Kitchen and Warehouse Space	Office Space	Restaurant Space	Central Kitchen and Warehouse Space
	(square meters)

Chongqing Municipality	3,664	3,750	17,635	119	64,790	—
Sichuan Province	—	1,491	—	504	35,290	5,535
Shaanxi Province	—	—	—	200	7,191	—
Hunan Province	—	—	—	78	3,957	45
Guizhou Province	—	—	—	—	2,159	—
Yunnan Province	—	—	—	—	2,701	—
Total	3,664	5,241	17,635	901	116,088	5,580

During the fiscal years 2011, 2012 and 2013, we incurred approximately RMB96.2 million, RMB121.5 million and RMB 131.3 million ($21.7 million), respectively, in rental expenses under the leases for our restaurant properties. For more details as to the location and usage of these facilities, please also see “Item 4.B—Business Overview—Our Restaurants.”

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

A.                                    Operating Results

Overview

Our restaurant chain grew from 131 restaurants as of January 1, 2011 to 293 restaurants as of December 31, 2013, including 150 restaurants in Chongqing municipality and 96 restaurants in Sichuan province. Our revenues increased by 16.5% from RMB1,019.6 million in 2011 to RMB1,188.4 million in 2012 and by 14.4% from 1,188.4 million to RMB1,360.1 million ($224.7 million) in 2013. We added 72 and 68 new restaurants respectively in 2011 and 2012, which contributed revenues of RMB115.3 million and RMB83.6 million in 2011 and 2012, respectively. We further added 59 new restaurants in 2013, which contributed revenues of RMB76.1 million ($12.6 million) in 2013. Our net income increased from a net loss of RMB7.0 million in 2011 to a net income of RMB75.6 million in 2012 and to RMB 39.6 million ($6.5 million) in 2013. We plan to increase the number of our restaurants to approximately 350 by the end of 2014.

Key Factors Affecting our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of restaurants in operation

Our revenues are affected to a significant extent by the number of restaurants we have in operation. We generated substantially all of our revenues from sales at our restaurants. Accordingly, new restaurants have contributed substantially to our revenue growth. The table below shows the number of restaurants in operation as of the dates indicated:

	As of December 31,
	2011	2012	2013
Number of Restaurants:
Chongqing Municipality	96	124	150
Sichuan Province	70	85	96
Other Regions	33	47	47

Total	199	256	293

Restaurants incur various costs and expenses before they open, and newly opened restaurants typically incur materially greater operating costs during the first few months of their operations. Therefore, opening new restaurants may temporarily lower results of operations on a per restaurant basis, and the proportion of new restaurants we have in operation during any period may affect our overall results of operations. Our growth strategy relies primarily on operating new restaurants and no acquisitions of restaurants took place in 2011, 2012 or 2013.

Comparable restaurant sales

We believe that comparable restaurant sales are an important benchmark of our operations. As we continue to add new restaurants to our chain each year, we believe that comparable restaurant sales provide a meaningful period-to-period comparison of restaurant performance because they exclude increases that are due to the opening of new restaurants. We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison. For example, our comparable restaurants for years 2012 and 2013 are restaurants that were open throughout both 2012 and 2013.

The table below shows our comparable restaurant sales for the period indicated:

	For the year ended December 31,
	2011	2012	2012	2013

Number of comparable restaurants	118	118	166	166
Revenues for comparable restaurants (in RMB thousands)	902,725	868,924	1,040,570	1,066,813
Percentage increase /(decrease) during comparable periods	(3.7)%		2.5%

We are highly focused on increasing comparable restaurant sales through a variety of measures, including continuously expanding and updating our menu offerings to generate repeat business and attract new customers and carefully selecting restaurant sites in areas with high customer traffic. In addition, our restaurants regularly offer promotional discounts to attract more business.

Food and paper costs

Food and paper costs are the largest component of our operating expenses, representing 46.5%, 45.3% and 45.9% of our revenues in 2011, 2012 and 2013, respectively. In 2012, we reclassified restaurant staff catering and welfare expenses from the categories of food and paper costs and other restaurant operating expenses to the category of restaurant wages and related expenses. These expenses amounted to RMB20,530, RMB19,306 and RMB29,202 in 2011, 2012 and 2013, representing 2%, 1.6% and 2.1% of revenue in each of 2011, 2012 and 2013, respectively. The following table shows the breakdown of our food and paper costs in 2011, 2012 and 2013:

	For the Year Ended December 31 (in RMB thousands)
	2011		2012		2013
	Cost	% of revenue	Cost	% of revenue	Cost	% of revenue

Food and beverage	447,232	43.9%	507,829	42.7%	589,654	43.4%
Paper	26,862	2.6%	30,925	2.6%	34,702	2.5%

Total Food and Paper	474,094	46.5%	538,754	45.3%	624,356	45.9%

Our food and beverage purchases are generally determined by prevailing market prices in China. The PRC food price index increased by 4.1% from December 2012 to December 2013, and we expect that the rate of increase will remain significant in 2014. We introduced new items with higher margins on our rolling menu throughout 2013 to address the increase in costs of food in China. As a result of the expansion of our operations and the inflation pressure in China, we expect the food and paper costs to continue to increase in the future. Despite these rising costs, we have generally been able to pass the increased costs onto our customers by increasing prices and introducing food items with a higher margin. In addition, with an increased number of restaurants, we stepped up our efforts to centralize supply and thus enhanced our bargaining power on pricing with vendors, which has helped mitigate the impact of the rise in 2013.

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

The salary level of employees in the consumer food services industry in China has been rising in recent years. In addition, when we open new restaurants, we have to hire staff before restaurants are opened and thus we normally incur wages for those restaurants before they begin to generate revenue. As a result, our restaurant wages and related expenses increased as a percentage of revenue from 18.8% in both 2011 and 2012 to 19.5% in 2013. We expect our restaurant staff wages and related expenses to continue to increase as a percentage of revenue and in total as inflationary pressures in China drive up wages and as we continue to increase the number of our restaurants.

Rental expenses

We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have initial lease terms of 5 to 10 years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. Property rental prices in China have generally been rising since 2007, particularly in the larger and more developed cities where a majority of our restaurants are located. Our rental expenses were 9.4% of our revenues in 2011, 10.2% in 2012 and 9.7% in 2013. With the expansion of our operations, we expect our rental expenses to continue to increase in the future.

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

Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual restaurant, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of consumer spending and access to our restaurants. The impairment charges of long-lived assets recorded were RMB6.4 million, RMB13.8 million and RMB 8.6 million ($1.4 million) during the years ended December 31, 2011, 2012 and 2013 respectively, primarily representing costs related to asset impairment charges in six, twenty-five and twenty underperforming restaurants, respectively. Management intends to continue to identify and monitor underperforming restaurants and to perform impairment tests on a quarterly basis, as necessary.

Share-Based Compensation

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to 7,720,000 ordinary shares. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2014, options to purchase 1,508,864 ordinary shares and 1,753,953 restricted shares are outstanding under this plan.

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

We have performed contemporaneous valuations of the options and restricted shares issued in 2012 and 2013. The fair value of restricted shares is estimated based on the fair value of the ordinary shares on the grant date. The options are priced using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility, risk-free rate and expected price multiple at which employees are likely to exercise stock options. We have used historical data to estimate the forfeiture rate. Expected volatilities are estimated based on the average volatility of comparable companies over a time period commensurate with the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used in calculating the fair value of share options represents the management’s best estimations, but these estimations involve significant uncertainties and the application of management judgments. We estimate the forfeiture rate based on the past employee retention rate and our expectation of future retention rates. We will prospectively evaluate our estimated forfeiture rate based on actual history and our compensation expense may change based on our actual forfeiture rate we experience.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating loss in the China fast food industry, tax planning strategy implemented and other tax planning alternatives. As of December 31, 2013, we had deferred tax assets of RMB20.1 million ($3.3 million) generated from net loss carryforwards before valuation allowance. We provided a 100% valuation allowance based on our determination that it is more likely than not that these operating loss carryforwards will not be utilized before expiration.

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

	For Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(in thousands)

Revenue—restaurant sales	1,019,553	1,188,412	1,360,086	224,670
Costs and expenses:
Restaurant expenses:
Food and paper (1)	474,094	538,754	624,356	103,136
Restaurant wages and related expenses (1) (2)	191,906	223,595	265,711	43,892
Restaurant rent expenses	96,200	121,520	131,327	21,694
Restaurant utilities expenses	65,626	72,188	80,928	13,368
Other restaurant operating expenses (1)	43,817	47,318	51,806	8,558
Selling, general and administrative expenses (2)	67,198	72,178	83,639	13,816
Pre opening expenses	15,993	11,791	9,884	1,633
Depreciation	38,274	59,411	70,008	11,564
Property and equipment impairment charges	6,396	13,820	8,594	1,420
Goodwill impairment	267	456	—	—
Total operating expenses	999,771	1,161,031	1,326,253	219,081

Income from operations	19,782	27,381	33,833	5,589

Interest income	17,226	21,976	27,178	4,489
Foreign exchange loss	(15,466)	(307)	(3,543)	(585)
Other income	9,403	19,808	893	148

Income before income taxes	30,945	68,858	58,361	9,641
Income tax benefit (expenses)	(37,895)	6,778	(18,811)	(3,107)

Net income (loss)	(6,950)	75,636	39,550	6,534

Notes:

(1)         In 2012, restaurant staff catering and welfare expenses were reclassified to the category of restaurant wages and related expenses from food and paper and other restaurant operating expenses. Prior period numbers have been reclassified to conform with the current presentation. These expenses amounted to RMB20,530, RMB19,306 and RMB29,202 ($4.8 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

(2)        Includes share-based compensation expenses of RMB15.8 million, RMB 15.7 million and RMB 15.9 million ($2.6 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our revenues increased by RMB171.7 million, or 14.4%, from RMB1.19 billion in 2012 to RMB1.36 billion ($224.7 million) in 2013. This net increase was primarily due to:

•                  RMB76.1 million ($12.6 million) in revenues contributed by 59 restaurants added in 2013 (one of which was closed in 2013); and

•                  RMB120.0 million ($19.8 million) increase in revenues in 2013 contributed by 68 restaurants added in 2012 (of which three and nine restaurants were closed in 2012 and 2013, respectively); partially offset by

•                  RMB24.5 million ($4.0 million) decrease in revenues contributed by 199 restaurants opened prior to December 31, 2011 (of which eight and twelve restaurants were closed in 2012 and 2013, respectively);

We increased the number of our restaurants from 256 as of December 31, 2012 to 293 as of December 31, 2013.

Food and paper

Our cost of food and paper increased by 15.9% from RMB538.8 million in 2012 to RMB624.4 million ($103.1 million) in 2013, primarily as a result of the increase in revenues associated with the expansion of our restaurant chain discussed above and, to a lesser degree, increased food costs. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB507.8 million in 2012 to RMB589.7 million ($97.4 million) in 2013, and an increase of cost associated with paper and other food packaging materials from RMB30.9 million in 2012 to RMB34.7 million ($5.7 million) in 2013. As a percentage of revenues, cost of food increased from 42.7% to 43.3% in 2012 and 2013, respectively, while cost of paper and other packaging materials remained stable at 2.6%.

Restaurant wages and related expenses

Our restaurant wages and related expenses increased by 18.8% from RMB223.6 million in 2012 to RMB265.7 million ($43.9 million) in 2013. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2013 and, to a lesser extent, from an overall increase in the levels of salaries and other employee benefits in 2013. As a percentage of our revenues, restaurant wages and related expenses increased from 18.8% in 2012 to 19.5% in 2013.

Restaurant rental expenses

Restaurant rental expenses increased by 8.1% from RMB121.5 million in 2012 to RMB131.3 million ($21.7 million) in 2013, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rent increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses decreased from 10.2% in 2012 to 9.7% in 2013, primarily due to our withdrawal from high rent regional markets such as Beijing and Shanghai.

Restaurant utility expenses

Restaurant utility expenses increased by 12.1% from RMB72.2 million in 2012 to RMB80.9 million ($13.4 million) in 2013. As a percentage of revenue, restaurant utility expenses slightly decreased to 6.0% in 2013 from 6.1% in 2012.

Other restaurant operating expenses

Other restaurant operating expenses increased by 9.5% from RMB47.3 million in 2012 to RMB51.8 million ($8.5 million) in 2013. As a percentage of revenues, other restaurant operating expenses slightly decreased from 4.0% in 2012 to 3.8% in 2013, primarily due to effective cost control and operational efficiency improvements in 2013.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 15.9% from RMB72.2 million in 2012 to RMB83.6 million ($13.8 million) in 2013. Such increase was primarily due to an increase in the size of our operations and an increase in costs related to the closure of restaurants. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB11.0 million ($1.8 million) in 2013, as compared to RMB11.8 million in 2012. As a percentage of revenues, our selling, general and administrative expenses stayed stable at 6.1% in 2012 and 2013.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses decreased from RMB11.8 million in 2012 to RMB9.9 million ($1.6 million) in 2013. The decrease was primarily due to more prudent expenditures for new restaurant openings, tighter cost controls and the decrease in the number of restaurants under preparation for opening in 2013.

Depreciation

Depreciation in 2013 amounted to RMB70.0 million ($11.6 million), representing an increase of 17.8% as compared to RMB59.4 million in 2012. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation slightly increased from 5.0% in 2012 to 5.1% in 2013.

Impairment charges

Impairment charges are expenses incurred as a result of asset impairment related to the closure of restaurants. Impairment charges were RMB8.6 million ($1.4 million) in 2013 and RMB13.8 million in 2012.

Income tax benefit (expenses)

Our income tax expenses increased by 377.5% from a credit of RMB6.8 million in 2012 to RMB18.8 million in 2013 ($3.1 million). The increase in our income tax expenses was primarily due to the recognition of the reversal of tax liability previously assessed by the State Tax Bureau in Chongqing in 2012.

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

During the year ended December 31, 2013, certain subsidiaries of the Company were inspected by the local tax authorities in their locations and RMB0.9 million in taxes were levied, which increased the effective tax rate (“ETR”) of 2013 by 1.5%. In addition, more non-deductible expenses were incurred in 2013 and further increased the ETR of 2013 by 3.6%. As a result, the ETR of 2013 was 32.2%, higher than the standard tax rate of 25% in China.

Net income

As a result of the above, our net income decreased by 47.7% from RMB75.6 million in 2012 to RMB39.6 million ($6.5 million) in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our revenues increased by RMB168.9 million, or 16.6%, from RMB1.02 billion in 2011 to RMB1.19 billion in 2012. This net increase was primarily due to:

•                  RMB83.6 million in revenues contributed by 68 restaurants added in 2012 (three of which were closed in 2012); and

•                  RMB134.2 million increase in revenues in 2012 as compared to 2011 contributed by 72 restaurants added in 2011 (of which one and seven restaurants were closed in 2011 and 2012, respectively); partially offset by

•                  RMB48.9 million decrease in revenues contributed by 131 restaurants opened prior to December 31, 2010 (of which three and one restaurants were closed in, 2011 and 2012, respectively);

We increased the number of our restaurants from 199 as of December 31, 2011 to 256 as of December 31, 2012.

Food and paper

Our cost of food and paper increased by 13.6% from RMB474.1 million in 2011 to RMB538.8 million in 2012, primarily as a result of the expansion of our restaurant chain and increased food costs. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB447.2 million in 2011 to RMB507.8 million in 2012, and an increase of cost associated with paper and other food packaging materials from RMB26.9 million in 2011 to RMB30.9 million in 2012. As a percentage of revenues, cost of food and paper decreased from 46.5% in 2011 to 45.3% in 2012.

Restaurant wages and related expenses

Our restaurant wages and related expenses costs increased by 16.5% from RMB191.9 million in 2011 to RMB223.6 million in 2012. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2012 and, to a lesser extent, from share-based compensation expenses of RMB15.7 million and an overall increase in the levels of salaries and other employee benefits in 2012. As a percentage of our revenues, restaurant wages and related expenses stayed stable at 18.8% in 2011 and 2012.

Restaurant rental expenses

Restaurant rental expenses increased by 26.3% from RMB96.2 million in 2011 to RMB121.5 million in 2012, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rental increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 9.4% in 2011 to 10.2% in 2012, primarily because it took time for the new restaurants opened during the period to ramp up sales.

Restaurant utility expenses

Restaurant utility expenses increased by 10% from RMB65.6 million in 2011 to RMB72.2 million in 2012. As a percentage of revenue, restaurant utility expenses slightly decreased to 6.1% in 2012 from 6.4% in 2011.

Other restaurant operating expenses

Other restaurant operating expenses increased by 8.0% from RMB43.8 million in 2011 to RMB47.3 million in 2012. As a percentage of revenues, other restaurant operating expenses decreased from 4.3% in 2011 to 4.0% in 2012, primarily due to effective cost control and operational efficiency improvements in 2012.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 7.4% from RMB67.2 million in 2011 to RMB72.2 million in 2012. Such increase was primarily due to an increase in the size of our operations and an increase in costs related to the closure of restaurants. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB11.8 million in 2012, as compared to RMB12.5 million in 2011. As a percentage of revenues, our selling, general and administrative expenses decreased from 6.6% in 2011 to 6.1% in 2012.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses decreased from RMB16.0 million in 2011 to RMB11.8 million in 2012. The decrease was primarily due to more prudent expenditures for new restaurant openings, tighter cost controls and the decrease in the number of restaurants under preparation for opening in 2012.

Depreciation

Depreciation in 2012 amounted to RMB59.4 million, representing an increase of 55.2% as compared to RMB38.3 million in 2011. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation increased from 3.8% in 2011 to 5.0% in 2012.

Impairment charges

Impairment charges are expenses incurred as a result of asset impairment related to the closure of restaurants. Impairment charges were RMB13.8 million in 2012 and RMB6.4 million in 2011.

Income tax benefit (expenses)

Our income tax expenses decreased by 117.9% from RMB37.9 million in 2011 to a credit of RMB6.8 million in 2012. The decrease in our income tax expenses was primarily due to the recognition of the reversal of tax liability previously assessed by the State Tax Bureau in Chongqing.

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

Net income

As a result of the above, our net income increased by 1,188% from a net loss of RMB7.0 million in 2011 to net income of RMB75.6 million in 2012.

Inflation

Inflation in China affected our results of operations in 2011, 2012 and 2013 in the form of rising food prices. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. The PRC food price index increased by 4.2% from December 2011 to December 2012 and by 4.1% from December 2012 to December 2013.  We expect that the rate of increase will remain significant in 2014. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as food material, personnel expenses, real estate leasing expenses, travel expenses and office operating expenses, may increase as a result of higher inflation. As of December 31, 2013, cash, cash equivalents and short-term investments accounted for approximately 52.6% of our assets.  High inflation could significantly reduce the value and purchasing power of these assets.

Recent Accounting Pronouncements

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. Management believes the adoption of the ASU will not materially impact the Group.

There are no other recent accounting pronouncements that have had or are expected to have a material impact on our consolidated financial statements as of the date of this report.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations and expansions primarily through cash flows from operations and proceeds from the share issuance in connection with our initial public offering in September 2010. As of December 31, 2013, we had RMB581.9 million ($96.1 million) in cash, cash equivalents and short-term investments and we had no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use or have maturities of three months or less. Our short-term investments are investment products purchased from certain banks and have original maturities of no more than one year.

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

We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(in thousands of)

Net cash provided by operating activities	62,586	173,730	141,422	23,361
Net cash used in investing activities	(348,133)	(272,540)	(4,946)	(817)
Net cash provided by financing activities	2,194	693	7,467	1,233
Effect of exchange rate on cash and cash equivalents	(1,684)	(62)	(817)	(135)
Net increase (decrease) in cash and cash equivalents	(285,037)	(98,179)	143,126	23,642
Cash and cash equivalents at beginning of the period	612,583	327,546	229,367	37,889
Cash and cash equivalents at end of the period	327,546	229,367	372,493	61,531
Supplemental disclosure of cash flow information:
Payable for purchase of properties and equipment	9,752	17,704	19,161	3,165
Income tax paid, net	31,440	2,039	21,012	3,471

Operating Activities

Net cash provided by operating activities amounted to RMB141.4 million ($23.4 million) in 2013, compared to RMB173.7 million in 2012. The net cash provided by operating activities in 2013 included net income of RMB39.6 million ($6.5 million), adjusted by non-cash charges from operating activities of RMB101.8 million ($16.8 million), which primarily included depreciation of property and equipment of RMB70.0 million ($11.6 million) and share-based compensation of RMB15.9 million ($2.6 million). Additional significant factors that affected operating cash flow in 2013 included the increases in accounts payable of RMB5.0 million ($0.8 million) and accrued payroll of RMB3.9 million ($0.6 million) in line with the growth of operations.

Net cash provided by operating activities amounted to RMB173.7 million in 2012, compared to RMB62.6 million in 2011. The net cash provided by operating activities in 2012 included a net income of RMB75.6 million, adjusted by non-cash charges from operating activities of RMB97.1 million, which primarily included depreciation of property and equipment of RMB61.5 million and share-based compensation of RMB15.7 million. Additional major factors that affected operating cash flow in 2012 included the facts that accounts payable increased by RMB5.4 million, in line with the growth of operations, and that inventory decreased by RMB6.3 million as a result of improvements in operating effiency.

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

Investing Activities

Net cash used in investing activities amounted to RMB4.9 million ($0.8 million) in 2013. Net cash used in investing activities in 2013 mainly included (i) restaurant and office space capital expenditures of RMB116.7 million ($19.3 million) to acquire equipment and real properties for restaurant operations and office space and to renovate existing or planned new restaurants; and (ii) net cash inflow from the net liquidation of short-term investments of RMB111.3 million ($18.4 million).

Net cash used in investing activities amounted to RMB272.5 million in 2012. Net cash used in investing activities in 2012 mainly included (i) restaurant and office space capital expenditures of RMB142.4 million to acquire equipment and real properties for restaurant operations and office space and to renovate existing or planned new restaurants; and (ii) net cash outflow for investment in short-term investments amounts to RMB130.7 million.

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

Financing Activities

Net cash provided by financing activities amounted to RMB7.5 million ($1.2 million) in 2013, resulting from proceeds from exercise of employee stock options in an amount of RMB7.5 million.

Net cash provided by financing activities amounted to RMB0.7 million in 2012, resulting from proceeds from exercise of employee stock options in an amount of RMB0.7 million.

Net cash provided by financing activities amounted to RMB2.2 million in 2011, resulting from proceeds from exercise of employee stock options in an amount of RMB3.1 million, partially offset by payment of expenses relating to our 2010 initial public offering in an amount of RMB0.9 million.

Capital Expenditures

We made capital expenditures of RMB159.1 million, RMB142.4 million and RMB 116.7 million ($19.3 million) in 2011, 2012 and 2013, respectively, representing 15.6%, 12.0% and 8.6% of our total revenues in each of these periods, respectively. Our capital expenditures were made primarily to renovate restaurants, purchase restaurant equipment and strategically purchase selected real property. Our capital expenditures have been primarily funded by net cash provided from cash generated by our operations, and to a lesser degree, from our financing activities.

We expect our capital expenditures to be approximately RMB116.2 million ($19.2 million) in 2014. Our capital expenditures in 2014 will be used primarily to open new restaurants. We expect to incur a total of approximately RMB78.6 million ($13.0 million) in capital expenditures in connection with the leasehold improvements and investments in equipment in relation to the opening of approximately 60 new restaurants in 2014. The remaining capital expenditures in 2014 will primarily be made on renovations for our restaurants, new equipment for our central kitchen and upgrade of our information technology systems, including enterprise resource planning software.

C.                                    Research and Development

We do not have significant research and development policies and expenditures. For general information about our product development, see “Item 4.B. Business Overview—Our Food—Product Development.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment due by December 31,
	Total	2014	2015	2016	2017	2018	Thereafter
	(in thousands of RMB)
Operating lease obligations	626,450	130,778	124,509	115,566	95,639	73,553	86,405

G.                                   Safe Harbor

See “Forward Looking Statements” on page 4 of this annual report.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Hong Li	46	Chairman of the Board of Directors and Chief Executive Officer
Xingqiang Zhang	48	Director
Tim T. Gong	50	Director
Steve Yue Ji	42	Director
Zhiyun Peng	45	Director
Li-Lan Cheng	49	Director
Jin Li	47	Director
Eric Haibing Wu	42	Director
Chao Sun	37	Director, Chief Operating Officer
Adam J. Zhao	46	Chief Financial Officer
Cheng Xiao	39	Vice President for Product Development

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

Zhiyun Peng has served as our director since March 10, 2014. He has also served as director and general manager of Sky Success Venture Holdings Limited since 2010. From 2009 to 2010, he was a director and the general manager of Shanghai Novich Venture Investment Co., Ltd. Mr. Peng began his career in the PRC. He received his bachelor’s and master’s degrees from China University of Political Science and Law in 1994 and 2002, respectively.

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

Jin Li has been our director Since July 1, 2013. Our board of directors has determined that Mr. Li meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Mr. Li has served as a director of Le Gaga Holdings Limited (NASDAQ:GAGA) since 2006. From 2004 till 2010, Mr. Li was an independent director of ZTE Corporation, the largest public telecom equipment manufacturing company in China. Mr. Li began his career as an attorney in New York and then relocated to Asia in 1997. Mr. Li received his BA degree from Peking University, MS degree from the University of Michigan, and JD degree from Columbia Law School.

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

B.                                    Compensation

In 2013, our aggregate payments of cash to directors and executive officers was approximately RMB1.6 million ($0.3 million). For information about options and restricted shares under our share incentive plan received by our directors and others, See “—Share Incentive Plan.”

Share Incentive Plan

In December 2009, we adopted the share incentive plan to attract and retain valued personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors authorized the issuance of up to 7,720,000 ordinary shares pursuant to awards granted under our plan. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2014, options to purchase a total of 1,508,864 of our ordinary shares as well as 1,753,953 restricted shares are outstanding under this plan.

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

Early Exercise. The options contain an early exercise feature, pursuant to which the grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercise options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. As of April 1, 2014, we have issued a net of 19,163 ordinary shares upon early exercise of stock options and recorded the proceeds received as a liability which will be reversed when such non-vested restrictive shares vest.

The following table summarizes the option and restricted share grants made to our executive officers, director and to other individuals as a group on or prior to April 1, 2014:

Name	Ordinary Shares Underlying Options	Restricted Shares	Exercise Price	Date of Grant

Hong Li	—	*	—	December 6, 2012
Hong Li	—	*	—	February 26, 2014
Xingqiang Zhang	—	*	—	December 6, 2012
Xingqiang Zhang	—	*	—	February 26, 2014
Li-Lan Cheng	—	*	—	July 30, 2010
Li-Lan Cheng	—	*	—	August 15, 2011
Li-Lan Cheng	—	*	—	February 28, 2012
Li-Lan Cheng	—	*	—	December 6, 2012
Li-Lan Cheng	—	*	—	February 26, 2014
May Wu	—	*	—	September 27,2010
May Wu	—	*	—	August 15, 2011
May Wu	—	*	—	February 28, 2012
May Wu	—	*	—	December 6, 2012
Tim T. Gong	—	*	—	August 15, 2011
Tim T. Gong	—	*	—	February 28, 2012
Tim T. Gong	—	*	—	December 6, 2012
Tim T. Gong	—	*	—	February 26, 2014
Steve Yue Ji	—	*	—	August 15, 2011
Steve Yue Ji	—	*	—	February 28, 2012
Steve Yue Ji	—	*	—	December 6, 2012
Steve Yue Ji	—	*	—	February 26, 2014
Eric Haibing Wu	—	*	—	September 9, 2011
Eric Haibing Wu	—	*	—	February 28, 2012
Eric Haibing Wu	—	*	—	December 6, 2012
Eric Haibing Wu	—	*	—	February 26, 2014
Winston Jin Li	*	—	$1.59	July 1, 2013
Winston Jin Li	—	*	—	February 26, 2014
Adam J. Zhao	—	*	—	January 18, 2012
Adam J. Zhao	—	*	—	December 6, 2012
Adam J. Zhao	—	*	—	February 26, 2014
Chao Sun	*	—	$1.00	January 1, 2010
Chao Sun	—	*	—	January 25, 2011
Chao Sun	—	*	—	February 28, 2012
Chao Sun	—	*	—	December 6, 2012
Chao Sun	—	*	—	February 26, 2014
Other individuals as a group	3,733,000	—	$1.00	January 1, 2010, July 9 and August 23, 2010
Other individuals as a group	72,000	—	$2.50	May 20, 2010
Other individuals as a group	—	336,000	—	May 20, 2010
Other individuals as a group	—	16,000	—	September 27, 2010
Other individuals as a group	—	1,120,500	—	May 19, 2011
Other individuals as a group	—	385,200	—	August 15, 2011
Other individuals as a group	62,000	—	$5.38	January 25, 2011
Other individuals as a group	—	281,200	—	January 25, 2011
Other individuals as a group	—	16,000	—	February 25,2011

Other individuals as a group	125,000	—	$2.52	March 2, 2012
Other individuals as a group	—	100,000	—	March 2, 2012
Other individuals as a group		528,800	—	May 23, 2012
Other individuals as a group	12,500	—	$1.68	March 15, 2013
Other individuals as a group	—	169,000	—	March 15, 2013
Other individuals as a group	—	193,660	—	February 26, 2014

Total	4,444,500	4,294,360

C.                                    Board Practices

Composition of Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided the nature of the interest is disclosed prior to its consideration. Subject to our Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Li-Lan Cheng, Mr. Jin Li and Mr. Eric Haibing Wu, and is chaired by Mr. Li-Lan Cheng. Mr. Li-Lan Cheng, Mr. Jin Li and Mr. Eric Haibing Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that Mr. Li-Lan Cheng, Mr. Jin Li and Mr. Eric Haibing Wu qualify as “audit committee financial experts.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Steve Yue Ji, Mr. Li-Lan Cheng and Mr. Jin Li, and is chaired by Mr. Steve Yue Ji. Mr. Cheng, Mr. Li and Mr. Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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

D.                                    Employees

We had a total of 6,163, 5,280 and 7,034 full time employees as of December 31, 2011, 2012 and 2013. The following table sets forth the numbers of our employees categorized by their respective functions as of December 31, 2013:

Types of Employees	Number of Employees
Management and Corporate-level Staff	976
Cooks	523
Restaurant Staff	5,535
Total	7,034

(1)         Includes 6,058 employees that are hired through, and maintain employment contracts with a third-party human resource service provider.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 1, 2014, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below is based on 106,545,723 ordinary shares outstanding as of April 1, 2014.

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

	Ordinary Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Hong Li(1)	44,562,148	41.83
Xingqiang Zhang(1)	44,562,148	41.83
Zhiyun Peng(2)	12,755,712	11.97
Tim T. Gong(3)	12,098,000	11.35
Steve Yue Ji(4)	12,098,000	11.35
Jin Li	—	—
Li-lan Cheng	*	*
Eric Haibing Wu	*	*
Chao Sun(5)	*	*
Adam J. Zhao(5)	—	—
Cheng Xiao(5)	*	*
All directors and executive officers as a group	82,251,014	77.20
Principal Shareholders:
Regal Fair Holdings Limited(1)	44,522,148	41.79
Sky Success Venture Holdings Limited(2)	12,755,712	11.97
SIG China Investments One, Ltd. (6)	12,000,000	11.26
Sequoia Capital China II, L.P. and affiliated funds(7)	12,000,000	11.26

*                 Less than 1%.

(1)         Consists of 44,522,148 ordinary shares held by Regal Fair Holdings Limited, a British Virgin Islands company, 40,000 restricted shares held by Ms. Li and 40,000 restricted shares held by Mr. Zhang. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The registered address of Regal Fair Holdings Limited is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands. Ms. Li and Mr. Zhang are husband and wife. The business address for Ms. Li and Mr. Zhang is No.19, Yunshan South Road, Yubei District, Chongqing, People’s Republic of China.

(2)         Consists of 12,755,712 ordinary shares held by Sky Success Venture Holdings Limited. Mr. Peng is a director of Sky Success Venture Holdings Limited. Sky Success Venture Holdings Limited is jointly owned by Jinjing Hong, Zhiyong Hong, Lipeng Deng and Zhiyun Peng. The business address for Mr. Peng and Sky Success Venture Holdings Limited is 13F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China.

(3)         Consists of 12,000,000 ordinary shares held by SIG China Investments One Ltd. and 98,000 restricted shares held by Mr. Gong. Mr. Gong disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. For more information regarding SIG China Investments One Ltd., see note (6) below. The business address for Mr. Gong is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

(4)         Consists of (i) 10,059,600 ordinary shares held by Sequoia Capital China II, L.P., (ii) 250,800 ordinary shares held by Sequoia Capital China Partners Fund II, L.P., (iii) 1,689,600 ordinary shares held by Sequoia Capital China Principals Fund II, L.P. and (iv) 98,000 restricted shares held by Mr. Ji. Mr. Ji is a managing director of Sequoia Capital China. Mr. Ji disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. For more information about Sequoia China II, L.P. and affiliated funds, see note (7) below. The business address of Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai, China.

(5)         The business address for Messrs. Sun, Zhao and Xiao is No.19, Yunshan South Road, Yubei District, Chongqing, People’s Republic of China.

(6)         Consists of 12,000,000 ordinary shares held by SIG China Investments One Ltd. SIG Asia Investment, LLLP, the authorized agent of SIG China Investments One, Ltd., has the discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Mr. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed as having investment discretion and voting power over the shares held by SIG China Investments One, Ltd. Mr. Dantchik disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. The business address for SIG China Investments One Ltd. is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

(7)         Consists of (i) 10,059,600 ordinary shares held by Sequoia Capital China II, L.P., (ii) 250,800 ordinary shares held by Sequoia Capital China Partners Fund II, L.P., and (iii) 1,689,600 ordinary shares held by Sequoia Capital China Principals Fund II, L.P. Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The general partner of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

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

A.                                    Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

In 2011, 2012 and 2013, we leased certain properties from Ms. Hong Li, our chairman and chief executive officer, and Mr. Xingqiang Zhang, one of our directors, for RMB1.0 million, RMB1.0 million and RMB1.3 million each year. These properties were used for restaurant operations. As of December 31, 2013, RMB57,500 was prepaid to Mr. Zhang in relation to these leases.

Share Incentives

Option Grants. We have granted options and restricted shares to certain of our directors, officers, employees and consultants. As of April 1, 2014, options to purchase an aggregate of 1,508,864 ordinary shares and 1,753,953 restricted shares of our company were outstanding under this plan.

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

Subject to our Memorandum and Articles of Association and applicable laws, our board of directors has discretion as to whether to declare a distribution of dividends to shareholders. Even if our board of directors decides to recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D.—American Depositary Shares.” Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2013	10.69	5.95

Quarterly Highs and Lows
Third Fiscal Quarter of 2013	6.09	9.74
Fourth Fiscal Quarter of 2013	9.30	10.69
First Fiscal Quarter of 2014	13.60	9.50

Monthly Highs and Lows
December 2013	10.20	9.45
January 2014	13.60	11.60
February 2014	12.15	10.84
March 2014	10.95	9.50
April 2014 (through April 4, 2014)	10.00	9.60

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Hong Kong

Our subsidiary in Hong Kong, CSC Hong Kong, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. CSC Hong Kong had no assessable profits during the years ended December 31, 2009, 2010, 2011, 2012 and 2013, and accordingly we have made no provision for its income tax.

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

Passive Foreign Investment Company Considerations

Based on our income and assets and the market price of our ADSs and ordinary shares, we believe that it is likely that we were not a passive foreign investment company, or PFIC (as defined for United States federal income tax purposes and as described below), for our taxable year ended December 31, 2013. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for the 2013 tax year, our current taxable year ending December 31, 2014, or any other taxable year.

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

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We believe that we are a qualified foreign corporation for United States federal income tax purposes because our ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

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

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of our ADSs or ordinary shares, unless such ADSs were held on his or her behalf by a U.S. financial institution. Penalties are also imposed if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

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

I.                                        Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11.                                                  Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and interest-bearing short-term investments. As of December 31, 2013, substantially all of our cash and cash equivalent was held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

From September 2010 to March 31, 2014 we received a reimbursement of $769,532, with no taxes withheld, from the depositary for investor relations expenses and other program related expenses, in connection with the ADR facility.

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

For the period from the effective date of the registration statement to December 31, 2013, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$9.5 million, which included US$6.6 million for underwriting discounts and commissions and US$2.9 million for other expenses. We received net proceeds of approximately US$85.4 million from our initial public offering.

For the period from the effective date to December 31, 2013, we utilized net proceeds in an amount of RMB258.9 million (US$42.8 million) received from our initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on these criteria. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002. The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Certified Public Accounts LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the internal control over financial reporting of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Company and our report dated April 17, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph relating to the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2014

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

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that Mr. Li-Lan Cheng, Mr. Jin Li and Mr. Eric Haibing Wu, independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualify as “audit committee financial experts.”

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

	2012	2013

Audit fees(1)	4,900	5,200
Audit-related fees	—	—
Tax Fees	—	—
All Other Fees	—	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2012 and 2013, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

Exhibit Number	Description of Document

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

Date: April 17, 2014

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the accompanying consolidated balance sheets of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 17, 2014

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2013

	December 31
	2012	2013	2013
	(In thousands of RMB except share and per share amounts)		US$ 000’s (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	229,367	372,493	61,531
Short-term investments	320,727	209,381	34,587
Due from a related party	—	58	10
Inventories	42,159	52,579	8,685
Prepaid rent	13,063	14,336	2,368
Prepaid expenses and other current assets	21,837	22,714	3,753
Deferred tax assets—current	771	1,879	310
Total current assets	627,924	673,440	111,244

Property and equipment, net	368,239	398,555	65,837
Goodwill	5,563	5,563	919
Deferred tax assets—non current	6,025	7,592	1,254
Deposits for leases	17,968	21,286	3,516
Total assets	1,025,719	1,106,436	182,770

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	49,139	54,176	8,949
Deferred revenue	3,544	6,410	1,059
Due to a related party	25	—	—
Accrued payroll	23,734	27,631	4,564
Income taxes payable	7,437	7,911	1,307
Other current liabilities	46,627	51,240	8,464
Total current liabilities	130,506	147,368	24,343

Deferred rent—non current	21,631	23,897	3,948
Prepaid subscription	158	12	2
Advance receipts from depositary bank	3,296	2,702	446
Total liabilities	155,591	173,979	28,739

Equity:
Ordinary shares, par value $0.001, 1,000,000,000 shares authorized, 104,404,831 and 106,296,674 shares issued and outstanding as of December 31, 2012 and 2013, respectively	745	756	125
Additional paid-in capital	719,641	743,219	122,771
Retained earnings	158,068	197,618	32,644
Accumulated other comprehensive loss	(8,326)	(9,136)	(1,509)
Total equity	870,128	932,457	154,031
Total liabilities and equity	1,025,719	1,106,436	182,770

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	(In thousands of RMB except			US$ 000’s
	share and per share amounts)			(Note 2)

Revenue — restaurant sales	1,019,553	1,188,412	1,360,086	224,670
Costs and expenses:
Restaurant expenses:
Food and paper[1]	474,094	538,754	624,356	103,136
Restaurant wages and related expenses[1]	191,906	223,595	265,711	43,892
Restaurant rent expense	96,200	121,520	131,327	21,694
Restaurant utilities expense	65,626	72,188	80,928	13,368
Other restaurant operating expenses[1]	43,817	47,318	51,806	8,558
Selling, general and administrative	67,198	72,178	83,639	13,816
Pre-opening expenses	15,993	11,791	9,884	1,633
Depreciation	38,274	59,411	70,008	11,564
Property and equipment impairment charges	6,396	13,820	8,594	1,420
Goodwill impairment	267	456	—	—
Total operating expenses	999,771	1,161,031	1,326,253	219,081

Income from operations	19,782	27,381	33,833	5,589

Interest income	17,226	21,976	27,178	4,489
Foreign exchange loss	(15,466)	(307)	(3,543)	(585)
Other income	9,403	19,808	893	148
Income before income taxes	30,945	68,858	58,361	9,641
Income tax benefit (expenses)	(37,895)	6,778	(18,811)	(3,107)
Net income (loss)	(6,950)	75,636	39,550	6,534

Net income (loss) attributable to shareholders	(6,950)	75,636	39,550	6,534

Basic net income (loss) per share	(0.07)	0.73	0.38	0.06
Diluted net income (loss) per share	(0.07)	0.72	0.37	0.06

Basic weighted average ordinary shares outstanding	103,584,016	104,115,531	104,996,276	104,996,276
Diluted weighted average ordinary shares outstanding	103,584,016	105,040,410	105,979,373	105,979,373

The accompanying notes are an integral part of these consolidated financial statements.

1  Since the first quarter of 2012, restaurant staff catering and welfare expenses have been reclassified from food and paper and other restaurant operating expenses to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current presentation. These expenses amounted toRMB20,530 RMB19,306 and RMB29,202 for years ended December 31, 2011, 2012 and 2013, respectively.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHESIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	(In thousands of RMB)			US$ 000’s
				(Note 2)

Net income (loss)	(6,950)	75,636	39,550	6,534
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(1,661)	(62)	(810)	(134)
Comprehensive income (loss)	(8,611)	75,574	38,740	6,400

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

					Accumulated
			Additional		Other
	Ordinary Shares		Paid in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total Equity
	(In thousands of RMB except share and per share amounts)

Balance at January 1, 2011	103,080,000	736	682,577	89,382	(6,603)	766,092
Net loss	—	—	—	(6,950)	—	(6,950)
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	764,239	5	4,600	—	—	4,605
Share-based compensation	—	—	15,818	—	—	15,818
Foreign currency translation adjustments	—	—	—	—	(1,661)	(1,661)
Balance at December 31, 2011	103,844,239	741	702,995	82,432	(8,264)	777,904
Net income	—	—	—	75,636	—	75,636
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	560,592	4	946	—	—	950
Share-based compensation	—	—	15,700	—	—	15,700
Foreign currency translation adjustments	—	—	—	—	(62)	(62)
Balance at December 31, 2012	104,404,831	745	719,641	158,068	(8,326)	870,128
Net income	—	—	—	39,550	—	39,550
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	1,891,843	11	7,684	—	—	7,695
Share-based compensation	—	—	15,894	—	—	15,894
Foreign currency translation adjustments	—	—	—	—	(810)	(810)
Balance at December 31, 2013	106,296,674	756	743,219	197,618	(9,136)	932,457

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	(In thousands of RMB)			US$ 000’s
				(Note 2)
Cash flows provided by operating activities:
Net income (loss)	(6,950)	75,636	39,550	6,534
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposals of property and equipment	1,432	4,374	6,298	1,040
Property and equipment impairment charges	6,396	13,820	8,594	1,420
Goodwill impairment	267	456	—	—
Depreciation	38,274	61,458	70,008	11,564
Deferred income tax (benefit)	(4,572)	1,300	(2,675)	(442)
Change in fair value of forward contracts	734	—	—	—
Share-based compensation	15,818	15,700	15,894	2,626
Changes in other operating assets and liabilities:
Due from a related party	—	100	(58)	(10)
Inventories	(23,491)	6,283	(7,889)	(1,303)
Prepaid rent	(4,105)	(2,389)	(1,273)	(210)
Prepaid expense and other current assets	1,077	(6,759)	(878)	(145)
Deposits for leases	(6,675)	(1,273)	(3,317)	(548)
Accounts payable	9,498	5,437	5,037	832
Deferred revenue	1,479	(759)	2,866	473
Due to a related party	(560)	25	(25)	(4)
Accrued payroll	7,472	970	3,897	644
Income taxes payable	11,028	(10,117)	474	78
Deferred rent	7,073	6,703	2,447	404
Other liabilities	8,391	2,765	2,472	408
Net cash provided by operating activities	62,586	173,730	141,422	23,361

Cash flows used in investing activities:
Purchase of property and equipment	(159,081)	(142,355)	(116,731)	(19,283)
Proceeds from disposal of property and equipment	948	542	440	73
Purchase of short-term investment	(290,000)	(320,727)	(750,262)	(123,934)
Withdrawal of short-term investment	100,000	190,000	861,607	142,327
Net cash used in investing activities	(348,133)	(272,540)	(4,946)	(817)

Cash flows provided by (used in) financing activities:
Proceeds from exercise of employee stock options	3,085	693	7,467	1,233
Ordinary share issuance costs	(891)	—	—	—
Net cash provided by financing activities:	2,194	693	7,467	1,233
Effect of exchange rate on cash and cash equivalents	(1,684)	(62)	(817)	(135)
Net increase (decrease) in cash and cash equivalents	(285,037)	(98,179)	143,126	23,642

Cash and cash equivalents, beginning of year	612,583	327,546	229,367	37,889
Cash and cash equivalents, end of year	327,546	229,367	372,493	61,531

Supplemental disclosure of cash flow information:
Income taxes paid	31,440	2,039	21,012	3,471
Supplemental schedule of non-cash investing and financing activities:
Payable for purchase of property and equipment	9,752	17,704	19,161	3,165

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

As of December 31, 2013, the Company’s subsidiaries are as follows:

	Place of Incorporation	Date of Incorporation	Percentage of Ownership (%)
Country Style Cooking International Restaurant Chain Group Ltd.	Hong Kong	August 23, 2007	100
Country Style Cooking (Chongqing) Investment Co., Ltd.	Chongqing, PRC	September 24, 2007	100
Chongqing Xinghong Growing Rich Management Co., Ltd.	Chongqing, PRC	March 25, 2008	100
Sichuan Country Style Cooking Restaurant Co., Ltd.	Chengdu, PRC	October 4, 2008	100
Xi’an Country Style Cooking Restaurant Co., Ltd.	Xi’an, PRC	May 19, 2008	100
Changsha Country Style Cooking Restaurant Co., Ltd.	Changsha, PRC	October 4, 2009	100
Shanghai Country Style Cooking Restaurant Co., Ltd.	Shanghai, PRC	September 1, 2009	100
Guizhou Country Style Cooking Restaurant Co., Ltd.	Guiyang, PRC	September 26, 2010	100
Beijing Country Style Cooking Restaurant Co., Ltd.	Beijing, PRC	September 27, 2011	100
Country (Chongqing) Commerce and Trading Co., Ltd.	Chongqing, PRC	May 23, 2012	100
Yunnan CountryStyle CookingRestaurant Co., Ltd.	Yunnan, PRC	May 28,2012	100

The Company and its subsidiaries are referred to as the “Group” hereafter.

2.  Summary of Significant Accounting Policies

Basis of presentation The consolidated financial statement have been prepared in accordance with the recognition, measurement, disclosure and presentation criteria of accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation. All intercompany transactions and balances have been eliminated.

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

Cash and Cash Equivalents.  Cash and cash equivalents represent cash on hand and highly-liquid investments with original maturities of three months or less. At December 31, 2012 and 2013, cash equivalents were comprised of bank deposits.

Inventories.  Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.

Short-term Investments. The Group periodically purchases fixed income products from banks for investment purposes and classifies the securities as held-to-maturity based on management’s intent and ability to hold the investments until maturity. The investments have maturity dates that are typically less than one-year and are principal protected. Investments classified as held-to-maturity are recorded at amortized cost.

The Group reviews its investments for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis, in order to determine whether an other-than-temporary impairment has occurred. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings. If the investment’s fair value is less than its cost and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment. For the three years in the perod ended December 31, 2013, the Group did not record an other-than-temporary impairment.

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

Goodwill.  Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group identifies each restaurant as a reporting unit for purpose of goodwill impairment analysis and completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The Company recorded goodwill impairment charges of RMB267, RMB456 and nil for the years ended December 31, 2011, 2012 and 2013, respectively. See Note 4 “Goodwill” for additional discussion on impairment of goodwill.

Impairment of Long-Lived Assets.  Long-lived assets (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Group assesses the recoverability of long-lived assets by determining whether the carrying value of these assets, over their respective remaining lives, can be recovered through undiscounted future operating cash flows. For asset groups, the weighted average remaining useful lives of the assets were used for forecasting the expected undiscounted cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Impairment is reviewed whenever events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. The impairment loss on long-lived assets recorded was RMB6,396, RMB13,820 and RMB8,594 ($1.4 million) during the years ended December 31, 2011, 2012 and 2013, respectively. See Note 5 “Impairment of Long-lived Assets Charges” for additional discussion on impairment of long-lived assets.

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

Revenue Recognition.  Revenues from Group operated restaurants are recognized when payment is tendered at the time of sale. The Group presents sales net of discounts and sales related taxes.

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

Restaurant expenses.  The Group’s restaurant expenses include food and paper, restaurant wages and related expenses, restaurant rental expenses, restaurant utility expenses and other restaurant operating expenses. In 2012, restaurant staff catering and welfare expenses were reclassified to the category of restaurant wages and related expenses from food and paper and other restaurant operating expense. Prior period numbers have been reclassified to conform with the current presentation. These expenses amounted to RMB20,530, RMB19,306 and RMB29,202 for the years ended December 31, 2011, 2012 and 2013, respectively.

Pre-opening expenses.  The Group’s pre-opening expenses are expensed as incurred and generally include payroll costs associated with opening the new restaurant and other miscellaneous expenses prior to the openings.

Fair Value of Financial Instruments.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Group’s financial instruments mainly consist of cash and cash equivalents, short term investments, due from a related party, due to a related party and accounts payable. Those current assets and liabilities approximate fair value due to their short-term maturity.

Share-based compensation.  The Group accounts for share-based compensation in accordance with ASC 718 “Compensation — Stock Compensation”, which requires the Group to measure at grant date the fair value of the stock-based award and recognize compensation expense, net of estimated forfeitures, on a straight-line basis, over the requisite service period. Forfeitures are estimated at the time of grant and revised annually if actual forfeitures differ from those estimates. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expenses depending on the job functions of the grantees.

Net Income (loss) per Share.  Net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during the year. Diluted net income (loss) per share is computed using the more dilutive of the two-class method or the if-converted method.

Segment Reporting.  ASC Topic 280, Segment Reporting, establishes standards for companies to report information about operating segments in their financial statements. The method of determining what information to report is based on the way the chief operating decision maker (“CODM”) organizes the Group’s operating segments for making operating decisions and assessing financial performance. The CODM is the chief executive officer (“CEO”) of the Group. Information reported to the CEO for the purpose of resource allocation and performance assessment focuses on the nature of the Group’s business activities. Each restaurant is an operating segment and is aggregated into one reportable segment as these restaurants exhibit similar long-term financial performance and have similar economic characteristics. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

Comprehensive Income (loss).  Comprehensive income (loss) includes all changes in equity except those resulting from investment by owners and distribution to owner and is comprised of net income (loss) and foreign currency translation adjustments.

Deferred Revenue and Sales Coupon.  The Group sells prepaid vouchers and cards to its customers, which comprises deferred revenue. The revenue is recognized when such prepaid vouchers and cards are used or expired. Unused prepaid vouchers have fixed expiration dates and usually expire at the end of the following calendar year after issuance and are not refundable. Revenues from such vouchers are not material to the Group’s consolidated financial statements.

The Group also issues discount coupons to customers in connection with promotional events. The discount against revenue is recognized when such coupons are used in combination with purchases by the customers.

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

Government Grants.  Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB5,936, RMB21,164 and RMB2,611 ($0.4 million) for the years ended December 31, 2011, 2012 and 2013, respectively, which were recorded as other income in the consolidated statements of income.

Translation into United States Dollars.  The financial statements of the Group are stated in RMB. Translation of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.0537, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2013, or at any other rates.

Recent Accounting Pronouncements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. Management believes the adoption of the ASU will not have material impact on the Group’s financial statements.

3.  Property and Equipment, Net

Property and equipment, net:

	December 31,
	2012	2013
	RMB
Cost:
Buildings	136,886	172,802
Equipment	123,082	143,732
Office furniture and fixtures	24,942	28,796
Leasehold improvements	165,784	203,456
Less: accumulated depreciation	(126,496)	(187,034)
Construction in progress:	44,041	36,803
	368,239	398,555

Constructions in progress consist of mainly office headquarters under construction and renovations for restaurants under development.

Depreciation expense for all property and equipment for the years ended December 31, 2011, 2012 and 2013 was RMB38,274, RMB59,411 and RMB70,008 ($11.6 million), respectively.

4.  Goodwill

In 2008 and 2009, the Group purchased restaurant operating assets from 32 restaurants owned and operated by self-employed owners who were not affiliated with the Group. Such restaurant operating assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. The Group accounted for such purchases as business combinations due to the continuity of the revenue generating activities despite the change in management and upgrade in the renovations and services subsequent to the acquisitions. The excess of the total consideration paid over the fair value of the assets assumed was recorded as goodwill which is not tax deductible. No restaurant operating asset purchases occurred in 2011, 2012 and 2013. There was no impairment of the goodwill during 2013. In 2011, the Company closed a purchased restaurant and the goodwill associated with this restaurant, which amounted to RMB267 ($0.04 million) was written off. In 2012, the impairment charges of goodwill recorded were RMB456 ($0.07 million), representing a decrease in the carrying value of goodwill in one underperforming restaurant and another restaurant whose lease term expired in the first quarter of 2013.

	For Years Ended December 31,
	2011	2012	2013
	RMB
Goodwill as of January 1,	6,286	6,019	5,563
Goodwill written off	(267)	(456)	—
Goodwill as of December 31	6,019	5,563	5,563

5. Impairment of Long-Lived Assets Charges

The Group reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. The Group uses one year of operating losses as the primary indicator of potential impairment for the annual impairment testing of these restaurant assets. If an indicator of impairment exists for any of the assets, an estimate of undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, the Group then determines the fair value of the asset. If an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value.

The Group determined the fair value of the impaired long-lived assets at the restaurant level based on current economic conditions and historical experience. For stores that are underperforming but remain in operations, the asset measurements are estimated based on discounted cash flow method using significant unobservable inputs including management forecast of future restaurant sales. For stores will be closed, the Company typically fully impairs the remaining assets as a result the inability to recover any value from the closed stores assets. The Group recorded RMB6,396, RMB13,820 and RMB8,594 ($1.4 million) of impairment losses for certain long-lived assets from restaurants that were either underperforming or closed during the years ended December 31, 2011, 2012 and 2013, respectively.

6.  Other Current Liabilities

	December 31,
	2012	2013
	RMB
Payable for property and equipment	17,704	19,161
Accrued utility costs	6,904	7,563
Other taxes payable	10,356	12,370
Accrued professional fees	1,390	2,321
Advance receipts from depositary bank	471	450
Deferred rent-current	1,441	1,622
Reimbursement payable	4,474	4,077
Other	3,887	3,676
	46,627	51,240

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

Deferred rent represents the differences between actual rental payments and rental expenses recognized on a straight-line basis for lease arrangements that contain scheduled escalated lease payments. The deferred rent balance was RMB23,482 and RMB26,130 ($4.3 million) as of December 31, 2012 and 2013, respectively. Such deferred balances are amortized when actual rental payments exceed the straight-line rental expenses in the later portion of the lease terms. The balances of security deposits for leases were RMB19,758 and RMB23,196 ($3.8 million) as of December 31, 2012 and 2013, respectively and are expected to be fully recovered at the end of leases.

(a) Minimum rent commitments under non-cancelable operating leases at December 31, 2013 were as follows:

Years Ending December 31,	RMB
2014	130,778
2015	124,509
2016	115,566
2017	95,639
2018	73,553
Thereafter	86,405
Total minimum lease payments	626,450

(b) Total rent expense on operating leases, including contingent rent, was as follows:

	For Years Ended December 31,
	2011	2012	2013
	RMB
Minimum rent on real property	93,811	118,219	120,141
Contingent rent	4,213	5,330	11,186
Total	98,024	123,549	131,327

8.  Income Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Country Style Cooking International Restaurant Chain Group Ltd. is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2011, 2012 and 2013 Therefore, no Hong Kong profit tax has been provided for in the years presented.

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

In June 1, 2012, Xinhong was further granted a preferential tax rate of 15% for the years from 2011 to 2020. The Company recognized a tax benefit of RMB7,693 ($1.2 million) in 2012, as a result of the change in the Preferential Tax Treatment for fiscal year 2011.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Based on the aforementioned tax law, the Company’s returns are subject to tax examination from 2008 to 2012.

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

The Group did not have any unrecognized tax benefits and did not have any interests and penalties recognized on the liability for unrecognized tax benefits as of and for the year ended December 31, 2011, 2012 and 2013.  The Group does not anticipate that unrecognized tax benefits will significantly increase within the next twelve months.

According to the EIT Law and Implementation Regulations, dividends distributed from the PRC subsidiaries based on the profits generated from 2008 onwards to non-PRC tax resident shall generally be subject to the withholding income tax at 10% unless otherwise reduced under a double tax agreement or treaty.

The Group did not accrue deferred tax liabilities related to withholding tax for the retained earnings in its PRC subsidiaries for as of December 31, 2013, as the Group plans to indefinitely reinvest undistributed profits earned after December 31, 2008 from its PRC subsidiaries.

The current and deferred portions of income tax expense included in the consolidated statements of income and comprehensive income (loss) are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB
Income tax benefit (expense), current	(42,467)	8,078	(21,486)
Income tax benefit, deferred	10,172	5,961	10,176
Change in valuation allowance	(5,600)	(7,261)	(7,501)
Total	(37,895)	6,778	(18,811)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
	RMB
Deferred tax assets:
Net operating loss carry forward	13,667	20,057
Deferred rent	5,638	5,180
Accrued payroll and other expense	2,227	6,391
Property and equipment impairment	3,263	3,394
Others	264	213
Sub-total	25,059	35,235
Valuation allowance	(18,263)	(25,764)
Total deferred tax assets	6,796	9,471
Deferred tax assets are analyzed as:
Current	771	1,879
Non-current	6,025	7,592
Total deferred tax assets	6,796	9,471

As of December 31, 2013, the Group had tax loss carry forwards of RMB80,226 ($13.3 million) which will expire between 2014 and 2018 if not used.

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

At December 31, 2012 and 2013, the Group had a valuation allowance of RMB18,263 and RMB25,764 ($4.3million),respectively, against net deferred tax assets primarily due to net operating loss carry forwards and impairment on property and equitment where realization of the related deferred tax asset amounts was not likely, and, to a lesser degree, deferred rent and long-lived assets impairment.

The Group’s effective tax rates were 122.5%, -9.8% and 32.2% for the years ended December 31, 2011, 2012 and 2013, respectively. A reconciliation of the PRC statutory tax rate to the effective tax rate for the years ended December 31, 2011, 2012 and 2013 was as follows:

	2011	2012	2013

PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of Group entities operating in other jurisdictions or under different tax status	15.0%	7.1%	7.9%
Tax effect of non-deductible expenses, net	6.5%	1.0%	3.6%
Effect of tax holidays	—	(17.4)%	(18.7)%
Effect of change in valuation allowance	18.1%	11.3%	12.9%
One time tax levy	57.4%	(37.0)%	1.5%
Others	0.5%	0.2%	0.0%
Effective EIT rate	122.5%	(9.8)%	32.2%

The aggregate amount and per share effect of the tax holiday are as follows:

	2011	2012	2013
	RMB except per share amounts

The aggregate dollar effect	—	12,020	10,894
Per share effect — basic	—	0.12	0.10
Per share effect — diluted	—	0.11	0.10

9.  Related Party Transactions and Balances

During 2011, 2012 and 2013, the Group leased certain properties from the Founders for office space and restaurant operations and incurred rental expenses for these facilities of RMB960, RMB1,040 and RMB1,260 respectively. As of December 31, 2013, RMB 58 was lease prepayment to the Founders in relation to these leases.

	2012	2013
	RMB
Related party balances
Amount due from a related party	—	58
— Shareholders and key management personnel
Amount due to a related party	25	—
— Shareholders and key management personnel

Amount due from a related party was prepaid rental to Mr. Xingqiang Zhang for one restaurant, who is the landlord. Amount due to a related party was rental payable to one of the founders, which was settled in February 2013. Amount due from and to a related party are unsecured, interest-free and have no fixed repayment terms.

10.  Mainland China Contribution Plan And Profit Appropriation

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total accumulated monthly contributions for such employee benefits were RMB39,347, RMB44,596 and RMB51,875 ($8.6 million) for the years ended December 31, 2011, 2012 and 2013, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

11.  Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amounts of reserve funds as of December 31, 2012 and 2013 were RMB48,673and RMB70,059 ($11.6 million), respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB603,466 ($99.7 million) at December 31, 2013 is also considered restricted and not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

12.  Net Income (Loss) Per Share

The following table is a reconciliation of the net income and share amounts used in the calculation of basic net income (loss) per share and diluted net income (loss) per share:

	Year Ended December 31,
	2011	2012	2013
	RMB except share amounts and per share amounts
Net income (loss) attributable to ordinary shareholders — basic and diluted	(6,950)	75,636	39,550

Weighted average ordinary shares outstanding — basic	103,584,016	104,115,531	104,996,276
Options	—	924,879	983,097
Weighted average ordinary shares outstanding — diluted	103,584,016	105,040,410	105,979,373
Net income (loss) per share — basic	(0.07)	0.73	0.38
Net income (loss) per share — diluted	(0.07)	0.72	0.37

For the year ended December 31, 2011, 7,459,463 shares issuable upon the assumed exercise of options or vesting of restricted shares were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive.

13. Share-based Compensation

Under the Share Incentive Plan (the “Option Plan”), the Group may offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”) including the issuance of options to the Participants to purchase not more than 7,720,000 ordinary shares. In August 2011, the Group increased maximum aggregate number of ordinary shares which may be issued pursuant to the Option Plan from 7,720,000 to 10,000,000. Options granted to the employees typically vest over a requisite service period of five years with a 10 year contractual term. Generally, the options allocated to the first year in the service period are vested on the first anniversary of the grant date with the remaining options vesting ratably over the following years in the requisite service period. For example, options with a 5-year vesting period will have 20% vested on the first anniversary of the grant date with the remaining 80% vesting ratably over the following 48 months. As of December 31, 2013, options to purchase 1,582,080 ordinary shares and 1,449,446 non-vested restricted shares were outstanding and options to purchase 3,671,800 ordinary shares were available for future grants under the Option Plan.

The Group records share-based compensation based on the grant date fair value of the award and recognizes the cost as an expense over the grantee’s requisite service period. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expenses depending on the job functions of the grantees.

The share-based compensation has been classified as follows for the year ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
Restaurant wages and related expenses	3,351	3,928	4,900
Selling, general and administrative	12,467	11,772	10,994
Total	15,818	15,700	15,894

The weighted-average grant date fair value for options granted during the year ended December 31, 2011, 2012 and 2013 was RMB10.36, RMB7.40 and RMB4.56 ($0.75), computed using the binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of the Group’s ordinary shares, the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rates. Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair values of stock options were estimated using the following significant assumptions:

	2011	2012	2013

Suboptimal exercise factor	2.0 to 2.5	2.0 to 2.5	2.0 to 2.5
Risk-free interest rate	2.97% to 4.41%	3.33%-3.50%	3.59%-3.69%
Volatility	41.0% to 42.0%	40.6% to 41.2%	39.5% to 46.7%
Dividend yield	—	—	—
Life of option	10 years	10 years	10 years

A summary of option activities under the Option Plan for the year ended December 31, 2013 is presented below:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		US$		US$

Outstanding, as of January 1, 2013	4,253,072	1.46	7.8years	2,218
Granted	475,000	1.67	—	—
Conversion to restricted shares	(1,868,500)	3.42	—	—
Cancellation and termination	(1,254,316)	1.01	—	—
Exercised	(23,176)	1.01	—	—
Outstanding, as of December 31, 2013	1,582,080	1.01	6.2 years	2,037
Vested and expected to vest as of December 31, 2013	1,121,281	1.02	6.2 years	1,442
Options exercisable at December 31,2013	709,804	1.00	6.1 years	925

On January 29 and September 2, 2013, the Group granted 578,400 and 169,000 restricted shares to executive and non-executive employees respectively to replace 1,446,000 and 422,500 options granted previously. The vesting and other requirements imposed on the restricted shares were the same as under the original option grant. The replacement awards were accounted for as a modification, and the incremental value associated with the replacement was immaterial.

As of December 31, 2013, there was RMB5,680 ($0.9 million) in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the option plan, which is expected to be recognized over a weighted-average period of 0.73 years. The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was RMB7,710, RMB928 and RMB8,614 ($1.4 million) respectively.

The following table summarized the Group’s non-vested restricted shares activity for the year ended December 31, 2013:

		Weighted-Average Grant Date Fair Value
		US$
Non-vested restricted shares outstanding at January 1, 2013	1,381,253	2.92
Granted	—	—
Granted to replace existing options	747,400	2.01
Vested	(637,527)	2.72
Cancellation and termination	(41,680)	2.67
Non-vested restricted shares outstanding at December 31, 2013	1,449,446	2.64

The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of restricted shares vested during the year ended December 31, 2011, 2012 and 2013 was RMB9,022, RMB 4,765 and RMB 8,001 ($1.3 million),respectively.

As of December 31, 2013 there was RMB14,764 ($2.4 million) in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.39 years.

14. Fair Value Measurements

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

Recurring Fair Value Measurements

The Company did not have any assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2012 and 2013.

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition.

	Year ended December 31, 2012
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property and Equipment	104,813			104,813	13,820

	Year ended December 31, 2013
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property and Equipment	111,587			111,587	8,594

During the year ended December 31, 2012 and 2013, Property and Equipment with a carrying amount of RMB118,633 and RMB120,181 were written down to their fair value of RMB104,813 and RMB111,587, respectively, resulting in an impairment charge of RMB13,820 and RMB8,594, respectively. At the end of each quarter, the Company would perform impairment analysis when an inidicator of impairment has occurred for specified assets. Assets not determined to be recoverable, are written down to their fair value. The fair value is estimated using a discounted cash flow model under the income approach. The discounted cash flow method involves forecasting the future cash flows and then discounting them back to a present value at an appropriate discount rate. The discount rate is estimated based on a weighted average cost of capital method, which measures a Company’s cost of debt and equity financing weighted by the percentage of debt and equity in a Company’s target capital structure as determined through reference to the identified guideline companies. The cost of equity was derived from the capital asset pricing model and the cost of debt was benchmarked to the People’s Bank of China’s long term borrowing rate in China.

15.  Subsequent Events

In the first quarter of 2014, 521,660 shares of Restricted Shares (equivalent to 130,415 ADS) were granted to certain directors, executives and employees, of which the restriction on 229,464 shares will elapse on the grant date of the Restricted Shares, the restriction on 198,098 shares will elapse on the first day following the 6-month period after the grant date, and the restriction on remaining 94,098 shares will elapse on first day following the 12-month period after the grant date.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO.,LTD

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31,
	2012	2013
	(In thousands of RMB except share and per share amounts)
ASSETS
Cash and cash equivalents	28,171	33,090
Due from subsidiaries	2,915	2,391
Prepaid expenses and other current assets	1,177	653
Investment in subsidiaries	851,677	908,171
Total assets	883,940	944,305
LIABILITIES AND EQUITY
Due to subsidiaries	8,322	8,322
Prepaid subscription	391	153
Accrued expenses	3,932	3,373
Total liabilities	12,645	11,848

Equity:
Ordinary shares, par value $.001, 1,000,000,000 shares authorized, 104,404,831and 106,296,674 shares issued and outstanding as of December 31, 2012 and 2013, respectively	745	756
Additional paid-in capital	719,641	743,219
Retained earnings	158,068	197,618
Accumulated other comprehensive loss	(7,159)	(9,136)
Total equity	871,295	932,457
Total liabilities and equity	883,940	944,305

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2011	2012	2013
	(In thousands of RMB)

Operating costs and expenses	(19,685)	(19,505)	(18,991)
Loss from operations	(19,685)	(19,505)	(18,991)
Other income	1,127	472	956
Equity in earnings of subsidiaries	11,608	94,669	57,585
Net income(loss) attributable to Country Style Cooking Restaurant Chain Co., Ltd.	(6,950)	75,636	39,550

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(1,315)	(69)	(1,977)
Comprehensive income (loss)	(8,265)	75,567	37,573

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CHANGES IN EQUITY

					Accumulated
			Additional		Other
	Ordinary Shares		Paid in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total Equity
	(In thousands of RMB except share and per share amounts)

Balance at January 1, 2011	103,080,000	736	682,577	89,382	(5,775)	766,920
Net loss	—	—	—	(6,950)	—	(6,950)
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	764,239	5	4,600	—	—	4,605
Share-based compensation	—	—	15,818	—	—	15,818
Foreign currency translation adjustments	—	—	—	—	(1,315)	(1,315)
Balance at December 31, 2011	103,844,239	741	702,995	82,432	(7,090)	779,078
Net income	—	—	—	75,636	—	75,636
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	560,592	4	946	—	—	950
Share-based compensation	—	—	15,700	—	—	15,700
Foreign currency translation adjustments	—	—	—	—	(69)	(69)
Balance at December 31, 2012	104,404,831	745	719,641	158,068	(7,159)	871,295
Net income	—	—	—	39,550	—	39,550
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	1,891,843	11	7,684	—	—	7,695
Share-based compensation	—	—	15,894	—	—	15,894
Foreign currency translation adjustments	—	—	—	—	(1,977)	(1,977)
Balance at December 31, 2013	106,296,674	756	743,219	197,618	(9,136)	932,457

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2012	2013
	(In thousands of RMB)
Cash flows from operating activities:
Net income(loss) attributable to Country Style Cooking Restaurant Chain Co., Ltd.	(6,950)	75,636	39,550
Equity in earnings of subsidiaries	(11,608)	(94,669)	(57,585)
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Share-based compensation	15,818	15,700	15,894
Decrease (Increase) in due from subsidiaries	30,747	(1,477)	(953)
Increase (Decrease) in due to subsidiaries	46	(46)	(46)
Decrease in prepaid expenses and other current assets	2,117	697	1,221
Increase (Decrease) in accrued liabilities	1,124	(1,368)	(1,929)
Net cash provided by (used in) operating activities	31,294	(5,527)	(3,848)

Cash flows from investing activities:
Net cash used in investing activities	—	—	—

Cash flows from financing activities:
Proceeds from early exercise of employee stock options	3,085	693	7,467
Ordinary share issuance costs	(891)	—	—
Net cash provided by financing activities	2,194	693	7,467

Effect of exchange rate change	(1,112)	388	1,300
Net increase (decrease) in cash and cash equivalents	32,376	(4,446)	4,919
Cash and cash equivalents, beginning of year	241	32,617	28,171
Cash and cash equivalents, end of year	32,617	28,171	33,090

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