Form 20-F
period 2014-12-31
Country Style Cooking Restaurant Chain Co., Ltd.
filed 2015-04-20
CIK 1499934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Flora Zeng, Interim Chief Financial Officer Telephone: +86-23-8866-8866 Email: ir@csc100.com Facsimile: +86-23-8687-3700 No. 19 Yunshan South Road Yubei District, Chongqing People’s Republic of China
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

107,352,416 ordinary shares, par value US$0.001 per share, as of December 31, 2014.

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following selected consolidated statements of operations for our company for the three years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheets as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations for our company for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheets as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements not included in this annual report.

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

Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except shares, per share, ADS and per ADS data)
Consolidated Statements of Income Data:
Revenue—restaurant sales	745,939	1,019,553	1,188,412	1,360,086	1,462,185	235,661

Costs and expenses:
Restaurant expenses:
Food and paper	345,054	474,094	538,754	624,356	659,875	106,353
Restaurant wages and related expenses (1)	134,215	191,906	223,595	265,711	310,829	50,097
Restaurant rent expenses	64,284	96,200	121,520	131,327	146,231	23,568
Restaurant utilities expenses	46,746	65,626	72,188	80,928	87,263	14,064
Other restaurant operating expenses	24,311	43,817	47,318	51,806	55,190	8,895
Selling, general and administrative expenses (1)	32,330	67,198	72,178	83,639	83,038	13,383
Pre-opening expenses	5,906	15,993	11,791	9,884	10,326	1,664
Depreciation	21,288	38,274	59,411	70,008	78,585	12,666
Property and equipment impairment charges	2,087	6,396	13,820	8,594	7,864	1,267
Goodwill impairment	—	267	456	—	424	68
Total operating expenses	676,221	999,771	1,161,031	1,326,253	1,439,625	232,025

Income from operations	69,718	19,782	27,381	33,833	22,560	3,636

Interest income	3,465	17,226	21,976	27,178	26,363	4,249
Foreign exchange gain (loss)	(2,715)	(15,466)	(307)	(3,543)	70	11
Other income	6,893	9,403	19,808	893	4,549	733

Income before income taxes	77,361	30,945	68,858	58,361	53,542	8,629
Income tax benefit(expenses)	(14,551)	(37,895)	6,778	(18,811)	(15,588)	(2,512)
Net income (loss)	62,810	(6,950)	75,636	39,550	37,954	6,117
Dividend on Series A convertible preferred shares	—	—	—	—	—	—
Distribution to the founder	—	—	—	—	—	—

Net income (loss) attributable to Country Style Cooking International Restaurant Chain Group Ltd. shareholders	62,810	(6,950)	75,636	39,550	37,954	6,117

Basic net income (loss) per share	0.73	(0.07)	0.73	0.38	0.36	0.06

Basic net income (loss) per ADS (2)	2.92	(0.28)	2.91	1.51	1.42	0.23

Diluted net income (loss) per share	0.71	(0.07)	0.72	0.37	0.35	0.06

Diluted net income (loss) per ADS (2)	2.84	(0.28)	2.88	1.49	1.41	0.23

Basic weighted average ordinary shares outstanding	68,124,712	103,584,016	104,115,531	104,996,276	106,603,255	106,603,255
Diluted weighted average ordinary shares outstanding	70,503,794	103,584,016	105,040,410	105,979,373	107,961,708	107,961,708

Notes:

(1)         Includes share-based compensation expenses of RMB5.7 million and RMB15.8 million, RMB15.7 million and RMB15.9 million and RMB20.7 million ($3.3 million) for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

(2)         Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Current Assets:
Cash and cash equivalents	612,583	327,546	229,367	372,493	193,554	31,195
Total current assets	661,731	595,056	627,924	673,440	669,281	107,868
Total assets	869,803	920,774	1,025,719	1,106,436	1,181,746	190,463
Total current liabilities	90,419	123,101	130,506	147,368	156,300	25,192
Total liabilities	103,711	142,870	155,591	173,979	187,583	30,234
Total equity	766,092	777,904	870,128	932,457	994,163	160,229
Total liabilities and equity	869,803	920,774	1,025,719	1,106,436	1,181,746	190,463

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to $1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 3, 2015, the noon buying rate was RMB6.1930 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)

2010	6.6000	6.7603	6.8305	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.147	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.2145	6.2422	6.2741	6.1955
April (through April 3)	6.1930	6.1958	6.1976	6.1930

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

Our future growth depends on our ability to open and profitably operate new restaurants. We opened 68, 59 and 55 new restaurants in 2012, 2013 and 2014, respectively, and plan to add approximately 60 restaurants by the end of 2015.  We may not be able to open new restaurants as quickly as planned. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. In researching new restaurant sites, we may be faced with intense competition for new restaurant sites in our target markets and increased lease costs. Even if we open additional restaurants as planned, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. This growth strategy and the substantial investment associated with the development of each additional restaurant may cause our operating results and profits to fluctuate. In addition, if we open new restaurants in our existing geographic markets, the sales performance and customer traffic of our existing restaurants near new restaurants may decline as a result. This may in turn adversely affect our ability to achieve the anticipated growth in revenue and profitability of our entire restaurant chain.

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

We have experienced rapid growth, and further expansion may place significant strain on our management and resources. We have increased the number of our restaurants in China from 9 as of December 31, 2007 to 337 as of December 31, 2014, and we plan to continue to expand our operations in our existing markets. This further expansion may place substantial demands on our management and our operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain consistent food and service quality and preserve our corporate culture to ensure that our brand does not suffer as a result of any deterioration, whether actual or perceived, in the quality of our food or service. To manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

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

As we lease the property for the majority of our restaurants, we have significant exposure to the retail rental market in China. For the years ended December 31, 2010, 2011, 2012, 2013 and 2014, our restaurant rental expenses amounted to approximately RMB64.3 million, RMB96.2 million, RMB121.5 million, RMB131.3 million and RMB146.2 million ($23.6 million), respectively, representing 8.6%, 9.4%, 10.2%, 9.7% and 10.0% of our total revenues during the respective periods. Since rental expenses represent a significant portion of our total operating expenses, our profitability may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.

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

Our business depends significantly on the market recognition of our “ CSC” and “ Mr. Rice” brands, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food, and since 2011, we have carried out a trial run of “” (“Mr. Rice”) branded quick-service, canteen-style restaurants, which we have continued to expand. We believe that maintaining and enhancing the “ CSC” and “ Mr. Rice” brands are important to maintaining our competitive advantage. However, our ability to maintain our brand recognition depends on a number of factors, some of which are beyond our control. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to further develop and maintain our distinctive combination of delicious menu offerings, affordable prices and clean dining environments throughout our restaurant chain, as well as on our ability to respond to competitive pressures. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. For instance, in November 2011, we attracted a short period of negative press coverage related to the sanitary conditions in one of our restaurants in Chengdu, and sales in several of our Chengdu area restaurants dipped temporarily. We addressed the sanitary conditions and implemented a targeted short-term sales promotion program involving discounted food pricing which put pressure on our overall gross margin. Although we believe our brand and reputation were not materially affected by these events, we cannot assure you that any future such events will not have a material adverse effect on our brand, reputation, business or results of operations. As we continue to grow in size, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.

In addition, unauthorized use of our trademarks, trade name and trade secrets, as well as trademark squatting, by unrelated third parties may damage our reputation and brand. Our “” / “CSC” brand and “” / “Mr. Rice” brand, or other similar brands, were claimed by third parties in consumer food services and several other categories. While we successfully challenged the registrations of “” and “” with the Trademark Office of the State Administration For Industry & Commence of the PRC, our challenges remain ongoing with respect to the English-language equivalents, “CSC” and “Mr. Rice,” and we cannot assure you that our challenges will be successful.  Generally, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently include relying on a combination of trademark, copyright and trade secret laws and may potentially include taking court action against anyone that infringes on our trademark and trade name, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

We generate a majority of our revenues from Chongqing municipality and Sichuan Province in China. Any event negatively affecting the consumer food services industry in these markets could have a material adverse effect on our overall business and results of operations.

We generated 92.3%, 91.9%, 89.5%, 89.2% and 88.2% of our revenues in 2010, 2011, 2012, 2013 and 2014, respectively, from our restaurants in Chongqing municipality and Sichuan province in China.   We expect these markets to continue to account for a substantial portion of our revenues in the near future. If either Chongqing municipality or Sichuan Province experiences an event negatively affecting its consumer food services industry, such as a local economic downturn, a natural disaster, a contagious disease outbreak or a terrorist attack, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.

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

We also face risks related to health epidemics. Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in China. For example, in June 2009, the World Health Organization declared the outbreak of H1N1 influenza to be a pandemic. An outbreak of any epidemics or pandemics in China, especially in the areas where we have restaurants, may result in quarantines, temporary closures of our restaurants, travel restrictions or the sickness or death of key personnel and our customers. Any of the above may cause material disruptions to our operations, which in turn may materially and adversely affect our financial condition and results of operations.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our senior management team. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our business and results of operations may be materially and adversely affected. In 2012 and 2014, certain of our executive officers left our company for personal reasons.  Competition for experienced management personnel in the quick service restaurant sector is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose trade secrets and know-how as a result. Furthermore, if other businesses affiliated with our founders compete with us for qualified restaurant managers and employees, potential premises for restaurant operations and other resources, it could materially and adversely affect our business operations and expansion plans. Any actual or perceived competition from our founders’ outside businesses could have a material adverse effect on our business operations and investors’ confidence in us. Our founders and executive officers have entered into confidentiality and non-competition agreements with us. If any disputes arise between any of our founders and executive officers and us, it may be difficult to enforce these agreements against these individuals.

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

The cost of ingredients we use in our restaurants depends on a variety of factors, many of which are beyond our control. Food ingredients represented approximately 43.4%, 43.9%, 42.7%, 43.4% and 43.1% of our restaurant revenues for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.  Fluctuations in weather, supply and demand and economic conditions could adversely affect the cost, availability and quality of our critical food ingredients. If we are not able to obtain requisite quantities of quality ingredients at commercially reasonable prices, our ability to provide the menu items that are central to our business would be adversely affected. In addition, the PRC food price index increased by 2.9% from December 2013 to December 2014, which partially contributed the increase in our costs in food ingredients.  If the cost of ingredients that we use in our restaurants continues to increase at current rates of inflation or higher rates in the future and we cannot pass these cost increases onto our customers, our operating margins may decrease.

In addition, the Chinese government has promulgated price intervention regulations under which temporary measures may be taken to control price increase or decrease of certain material commodities which include a number of ingredients, such as grain, food oil, pork and eggs that are important to our business. Such price control measures will have direct effects on our cost of relevant ingredients. The measures that prevent the prices of ingredients from falling will keep our cost of relevant ingredients at a higher level than it would be under free market conditions. Although generally we may benefit from the measures that control price increases, which keep our ingredients cost from rising, there is no guarantee for how long and to what extent such measures may be implemented, or whether such measures will effectively control price increases in the long run. For example, there is a possibility that measures controlling price increases may frustrate the relevant suppliers and discourage production, in which case the supply of the affected ingredients may decrease and our business may be materially and adversely affected.

Our current restaurant locations may become unattractive, and attractive new restaurant locations may not be available for a reasonable price, if at all.

The success of any restaurant depends substantially on its location. Given the rate of urban construction in China, there can be no assurance that our current restaurant locations will continue to be attractive as neighborhoods or demographic patterns change. Neighborhood or economic conditions where restaurants are located could deteriorate in the future, thus resulting in potentially reduced sales in these locations. If we cannot obtain desirable locations at reasonable prices, our ability to implement our growth strategy will be adversely affected.

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

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to a total of 10,000,000 ordinary shares. As a result of these option grants and potential future grants under the plan, we have incurred and expect to continue to incur share-based compensation expenses. We had share-based compensation expenses of RMB20.7 million ($3.3 million) for the year ended December 31, 2014. As of December 31, 2014, there was RMB8.6 million ($1.4 million) in total unrecognized compensation expenses related to unvested share-based compensation arrangements granted under our share incentive plan.  The additional expenses associated with share-based compensation awards granted under our share incentive plan may materially impact our future results of operations. However, if we limit the size or number of grants under our share incentive plan to minimize the additional expenses associated with share-based compensation, we may not be able to attract or retain key personnel.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our executive officers, directors and principal shareholders and their affiliated entities beneficially own approximately 79.95 % of our outstanding shares as of April 1, 2015.  These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We have limited insurance coverage.

As of December 31, 2014, we have obtained insurance policies that we believe are customary for similar companies in China. We currently have in place property insurance, business interruption insurance, third-party liability insurance and money insurance for many of our restaurants currently in operation. For more details, see “Item 4.D — Property, Plants and Equipment — Insurance.” However, our insurance coverage may not be adequate to cover all losses that may occur, particularly with respect to loss of business and reputation. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business and results of operations may be materially and adversely affected.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In August 2010, November 2010, March 2011, June 2011, September 2012, April 2013 and January 2014, we raised the wages of our restaurant staff and management. Such wage raises have had and will continue to exert pressure on our operating margin. Further, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. In addition, high inflation may reduce the disposable income of our customers or dampen their willingness to dine at restaurants.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct substantially all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. Chongqing Xinghong Growing Rich Management Co., Ltd., or Chongqing Xinghong, the Chongqing subsidiary of CSC China, received preferential tax status for the years 2008 through 2010 from the State Tax Bureau in Chongqing, under which it paid enterprise income tax, or EIT, at a rate of 15%. However, the PRC National Audit Office issued a letter in May 2011, stating that several restaurant companies, including Chongqing Xinghong should not have been granted preferential tax status in 2009. Based on this letter, we concluded that the standard tax rate should also apply for the years 2008 and 2010, and recognized a tax liability of RMB17.8 million related to the change for 2008, 2009 and 2010 during the quarter ended June 30, 2011. Of the total additional enterprise income tax, or EIT, RMB6.4 million relevant to 2009 was paid during the third quarter of 2011 in accordance with instructions received from the local tax authority.

In February 2012, the State Tax Bureau in Chongqing issued a written notice to us which confirmed that our Chongqing subsidiary would nonetheless be permitted to apply the preferential tax status for each of the three years ended December 31, 2008, 2009 and 2010. Further, the local tax authority refunded the additional EIT of RMB6.4 million paid by the Company. The Company believes this determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination. Accordingly, the Company reversed in the first quarter of 2012 the income tax liability of RMB11.4 million previously accrued in 2011 in connection with the rate change for 2008 and 2010, as well as the additional EIT expense of RMB6.4 million for 2009. On June 1, 2012, the Chongqing Xinghong was granted a preferential tax rate of 15% for the years 2011 to 2020. The Company recognized a one-time tax benefit of RMB7.7 million in the second quarter of 2012, as a result of the change in the preferential tax treatment for fiscal year 2011.

Subsequently, in August 2014, China’s National Development and Reform Commission issued further guidance (the “2014 Guidance”)  regarding the scope and applicability of the Go West Campaign. In December 2014, Chongqing Xinghong was advised by the Chongqing Commercial Committee that it remained qualified for the 15% preferential income tax rate as part of the Go West Campaign which could be subject to further interpretation. We believe, based on the advice of the Chongqing Commercial Committee, that Chongqing Xinghong remains eligible for the 15% preferential tax rate. However, if Chongqing Xinghong were found to be ineligible for the 15% preferential tax rate, our income tax liability would increase significantly and we would have to recognize a retroactive tax liability for the 2014 fiscal year.

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

On March 1, 2014, the Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch, or the Labor Dispatch Rule, which came into effect therefrom. According to this regulation, an employer may use dispatched laborers only for temporary, auxiliary or substitutable positions, while temporary positions shall mean positions lasting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major business; and substitutable positions shall mean positions that can be held by substitute laborers for a certain period of time during which the laborers of the employers who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. An employer shall strictly control the number of dispatched laborers which shall not exceed 10% of the total number of its workforce. Where the number of dispatched laborers used by an employer prior to the implementation of the Labor Dispatch Rule exceeds 10% of its total number of workforce, the employer shall make adjustment plan, and reduce the said percentage to the required proportion within two years from the date of implementation hereof.  As required by the Labor Dispatch Rule, we may have to adjust our employment practice and enter into labor contracts with most of the workforce directly, which may increase our labor costs substantially.

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

Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income based on PRC accounting standards each year to fund a statutory surplus reserve, until the accumulated amount of such reserve has reached 50% of its registered capital. The reserve funds amounted to RMB78.5 million ($12.7 million) as of December 31, 2014.  This reserve is not distributable as dividends except in the event of liquidation of these subsidiaries. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to CSC Cayman or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See also “—Risks Relating to Doing Business in China—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs or ordinary shares may be subject to taxes under PRC tax laws, if we are classified as a Chinese ‘resident enterprise.’”

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

The audit report included in this annual report has been prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and as a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law.  Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents.  The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and such requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm.  A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms.  The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC.  On February 6, 2015, before a review by the commissioner had taken place, the firms reached a settlement with the SEC.  Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC.   The firms will receive requests pursuant to Section 106 of the Sarbanes-Oxley Act, and will be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC.  If they fail to meet specified criteria, the SEC retains the authority to impose a variety of remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include an automatic six-month bar on a single accounting firm’s performance of certain audit work, commencement of new proceedings against an accounting firm, or in extreme cases the resumption of the current proceeding against all four accounting firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The closing trading prices of our ADSs ranged from US$5.00 to US$13.60 in 2014. The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies in the industry, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our executive officers and key personnel, fluctuations of exchange rates between RMB and the Canadian dollar or the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2014.  See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, investors could lose confidence in the reliability of our financial statements and the trading price of our ADSs could be negatively impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be considered as a PFIC for United States federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of the value of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income means any income which would be foreign personal holding company income under the United States Internal Revenue Code of 1986, as amended,, including, without limitation, dividends, interest, certain non-active royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles are taken into account for determining the value of our assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the application of these rules is unclear in many important respects and the required calculations yield results very close to the line, based on our income and assets and the market price of our ADSs and ordinary shares, we believe that it is likely that we were not a passive foreign investment company, or PFIC (as defined for United States federal income tax purposes and as described below), for our taxable year ended December 31, 2014. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2015, or for any future taxable year. Under circumstances where the market price of our ADSs and ordinary shares remains at its current level or declines, or where we determine not to deploy significant amounts of cash for working capital or other active purposes, the risk of our being classified as a PFIC may substantially increase. In the event that we determine that we are not a PFIC in 2015 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information — E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Our principal executive offices are located at No.19, Yunshan South Road, Yubei District, Chongqing, People’s Republic of China, and our telephone number at that location is (86-23) 8866 8866. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

We are a quick service restaurant chain in China. We offer delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 337 restaurants as of December 31, 2014, including 177 restaurants in Chongqing municipality and 103 restaurants in Sichuan province. Chongqing municipality and Sichuan province cover a region of 111 million people in Southwest China that is home to Sichuan cuisine, one of the best-known Chinese regional cuisines. We directly operate all of our restaurants for effective quality control and operational efficiency. We plan to further expand our geographic coverage and add approximately 60 restaurants in China by the end of 2015.

Since 2008, we have successfully built up our “ CSC” brand to represent delicious, everyday Chinese food. Our standard menu features our most popular main dishes prepared in the Sichuan style as well as a wide selection of other dishes, appetizers, desserts and beverages. We periodically offer new dishes and seasonal menu selections to attract more customer visits. In 2011, we introduced “” (“Mr. Rice”) branded quick-service, canteen-style restaurants, which we have continued to expand. We estimate that our CSC and Mr. Rice branded restaurants had approximately 92.0 million customer visits in 2014.  For the year ended December 31, 2014, average traffic per restaurant per day was approximately 812 customers and our average table turnover per day was approximately 16.1 times for our restaurant chain.

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

Our revenues increased by 14.4% from RMB1.2 billion to RMB1.4 billion in 2013 and by 7.5% from RMB1.4 billion to RMB1.5 billion ($235.7 million) in 2014. We added 68 and 59 new restaurants, respectively, in 2012 and 2013, which contributed RMB83.6 million and RMB76.1 million in revenues in 2012 and 2013, respectively. We further added 55 new restaurants in 2014, which contributed RMB90.4 million ($14.6 million) revenue in 2014. Our net income decreased from RMB75.6 million to RMB39.6 million in 2013 and decreased from RMB39.6 million to RMB38.0 million ($6.1 million) in 2014.

Our highly standardized and efficient operations have enabled us to establish a scalable business model, as evidenced by our growth to date. Our restaurant chain grew from 9 restaurants as of January 1, 2008 to 337 restaurants as of December 31, 2014.  Due to the large number of ingredients, spices and seasonings required and the complex steps involved in the preparation of each Chinese dish, the standardization of Chinese dishes among different restaurants represents a major challenge to Chinese food restaurant chains. To overcome this difficulty and ensure the consistent quality of our dishes across different restaurants, we employ a standardized food preparation process that combines on-site food preparation by trained cooks with centralized supply of proprietary pre-mixed sauce packages, systematic provision of quality ingredients and a well-established cook-training program. For each dish, we develop a proprietary mix of seasonings, make the mixture into sauces in our central facility in Chongqing, and then put these sauces into sauce packages to be delivered to different cities and municipalities. Generally, we deliver our sauce packages to ingredients suppliers in each city or municipality who then combine our sauces with quality ingredients as required by each of our menu item recipes. We source quality ingredients from selected suppliers that meet our quality standards and intend to build regional logistic centers to streamline our supply chain. We maintain an effective cook-training program that enables us to systematically train new hires to become our expert cooks in three to six months.

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

We do not purchase raw ingredients directly from local farmers or butchers. Instead, we use suppliers to purchase ingredients for us based upon our terms, specifications and requirements, contributing to higher operating efficiency and better quality control. We estimate that we have 80 key food suppliers for our meats, vegetables, fruits, eggs and beverages. Purchases made from our ten largest suppliers in 2012, 2013 and 2014 were equal to approximately 38.8%, 41.1% and 34.3% of our total purchase costs for these items in each of these periods, respectively.

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

Our Restaurants

As of December 31, 2014, we directly owned and operated 337 restaurants in China, 260 of which are operated under our “  CSC” brand and 74 of which are operated under our “ Mr. Rice” brand.

We own all of our restaurants and operate them through operating subsidiaries located in six geographic areas. We currently intend to continue expanding through wholly owned restaurants as opposed to franchise restaurants. We believe that our current business model allows us to have effective control over the quality of our food offerings and customer service.

The following table shows the number of our restaurants in China as of December 31, 2014, based on a breakdown by province, municipality, city or town:

Number of Restaurants
Chongqing Municipality	177
Sichuan Province	103
Shaanxi Province	22
Hunan Province	15
Yunnan Province	9
Guizhou Province	8
Hubei Province	3
Total	337

As of December 31, 2014 we do not own the real property on which, or the buildings in which, most of our restaurants are operated, other than for ten of our existing restaurants, seven in Chongqing and three in Chengdu, as well as two in Chongqing that is partly owned and partly rented.  We intend to continue to primarily use rental properties for our restaurants. Nonetheless, we may purchase property on which our restaurants are located or properties where we have particular interest in opening a restaurant, if such property becomes available at a reasonable price.

We plan to further expand our geographic coverage and expect to increase the number of our restaurants to approximately 397 by the end of 2015.

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

We have identified Guiyang, Kunming, Changsha and Wuhan as our main target cities for our expansion in 2015 and beyond. Each of these key target cities has a population of over 3 million and is a regional commercial center.

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

Regional management. On a regional level, our existing restaurant operations in the PRC are divided into seven geographic regions—Chongqing, Sichuan, Hunan, Shaanxi, Yunnan, Guizhou and Hubei—all under the general management and oversight of our operational headquarters in Chongqing. Our operations in each geographical region are headed by a regional operating subsidiary or branch located in Chongqing, Chengdu, Changsha, Xi’an, Kunming, Guiyang and Changsha, respectively. Our regional management team typically comprises a general manager, an operational director and a finance manager. Our regional management team is responsible for proposing sites for new restaurants, recommending pricing policies in that region for headquarters approval, reviewing applications for procurement from local suppliers, providing training to our employees and conducting regional level marketing activities. In addition, in large sites we have district supervising teams within regions that are in charge of overseeing restaurants in each particular district under its management on a more day-to-day basis.

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

From time to time, we conduct promotional activities designed to raise customer awareness of our brand. Such activities include issuing products containing our brand name and logo, advertising through various media and conducting in-store promotional activities such as distribution of in-store coupons. We currently spend our promotional budget primarily on print media in markets where we already have some existing market presence, but we also intend to pursue focused marketing activities to reach out to areas with large potential customer populations, including handing out fliers in schools and placing advertisements in residential communities and office buildings. We spent approximately RMB1.4 million, RMB0.8 million and RMB0.9 million ($0.1 million) on marketing activities and promotional campaigns in the years ended December 31, 2012, 2013 and 2014, respectively.

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

Our business benefits from our delicious and affordable food offerings and our well-known “ CSC” and “ Mr. Rice” brands in our existing markets. However, some of our existing and potential competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in customer preferences or market trends. In addition, we face competition from a variety of smaller-sized companies that focus on some of our targeted geographical markets, and they may be able to respond more promptly to changes in customer needs and preferences in these markets.

Technology

We use information technology systems to help us operate efficiently, increase the scalability of our business and accommodate future growth. We currently use a combination of commercially available and custom-developed software and hardware systems, including enterprise resource planning software and point of sale tracking software. We are in the process of undergoing a systems upgrade to provide us with increased capacity to analyze up-to-date financial and operating information from restaurants directly delivered to our management throughout each day, as well as to expand our capacity to effectively manage inventory and supplies by systematically tracking food served and ingredients needed for restaurants and timely transmit such information to our subsidiaries and headquarters. We are also developing online and mobile device applications to expand our brand awareness and market presence, as well as a prepaid card system to accelerate payments and generate extra sales. Our technology system has several key benefits: it simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale programs and services and automates of much of the administration of our business. Our upgraded system will enhance such benefits and help us remain up-to-date in the efficient management of our business operations.

Intellectual Property

Given the importance of the “ CSC” and “ Mr. Rice” brands to our business, our intellectual property is an important element of our business. We rely on copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and other third parties, to protect our intellectual property rights.

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

The Food Safety Law sets out, as penalties for violation, various legal liabilities, in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment. A restaurant which does not have a food service operating permit may be subject to confiscation of gains and other restaurant assets, or fines ranging from RMB2,000 ($322.3) to ten times of the value of food sold at the restaurant.

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

A second draft revision of the Food Safety Law was submitted to the Standing Committee of the National People’s Congress on December 25, 2014. The revised draft imposes additional requirements in areas such as food storage and transport and genetically modified food labeling. The revision, which may impact certain aspects of our operations, is expected to be promulgated during the first half of 2015.

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

Upon completion of a construction project to which a fire prevention design has been applied according to the requirements of the Fire Prevention Law, such project must go through acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. No construction may be put into use before it is accepted by the relevant fire prevention units of public security authorities. For each public assembly venue, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. The Fire Prevention Law also provides legal liabilities for violation thereof. Any entity which has not passed a fire safety check is required to improve the condition of the premise to meet the safe requirements for fire prevention, and if the entity fails to cure as requested, it may be subject to fines of up to RMB300,000 ($48,351.2) and, in the worst possible scenario, may be ordered to suspend operations on the premise until the fire safety permit is obtained.

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

Regulations on Environmental Protection

The PRC legal framework governing environmental protection is set forth in the Environmental Protection Law, which was promulgated on, and came into effect, as of December 26, 1989, subsequently amended with an amendment promulgated on April 24, 2014 and effective as of January 1, 2015. The protection, improvement, administration and supervision of environment are provided for in the Environmental Protection Law. Detailed and specific legal liabilities for violation thereof are also set out therein. According to the provisions of the Environmental Protection Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of the administration of supervision on the said environmental protection matters.

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

The Water Pollution Prevention Law provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level. If, in violation of the provisions of the Water Pollution Prevention Law, the main part of a construction project is put into operation or to use before the facilities for prevention and control of water pollution has been completed and passed the inspection and acceptance, the competent environmental protection authorities of the local people’s government at or above the county level shall instruct to stop operation or use until the facilities for prevention and control of water pollution have been accepted as up to standard and impose a fine of not less than RMB50,000 but not more than RMB500,000 ($80,585.4). If any pollutant discharging unit does not use the water pollutant treatment facilities in a normal manner, or dismantles or lays idle such facilities without receiving approval from the competent environmental protection authorities, the competent environmental protection authorities of the local people’s government at or above the county level shall instruct such a unit to rectify within a time limit and impose thereof a fine of not less than one time but not more than three times of the pollutant discharge fee payable by it.

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

SAFE Circular No. 75 and the related Implementation Rule

On October 21, 2005, SAFE issued SAFE Circular No. 75, which became effective as of November 1, 2005, and in November 2012, SAFE issued an implementation rule, SAFE Circular No. 59, which took effect as of December 17, 2012. SAFE Circulars No. 75 and No. 59 require Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets for the benefits of third parties or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Item 3D — Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

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

We and our employees, directors and consultants who are PRC domestic individuals and who have participated in the share incentive plan have made initial application with the local SAFE branch for registration under the then effective Stock Option Rules, namely the 2007 Stock Option Rules, and have updated the registration according to the 2007 and 2012 Stock Option Rules, as the case may be. However, since we may grant stocks and/or options to our employees, directors and consultants from time to time, we cannot assure you that we can successfully complete the registrations under the Stock Option Rules in the future. If we or our employees, directors and consultants who are PRC domestic individuals fail to complete these registrations, we or such persons may be subject to fines and legal sanctions. See “Item 3.D—Risk Factors—Risks related to Doing Business in China—All participants of our existing share incentive plan who are PRC citizens are required to register with the SAFE, and the failure to so comply could subject us and such participants to penalties.”

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

D.                                    Property, Plants and Equipment

Facilities

The following table shows the area of our owned and leased facilities, including office, restaurant, central kitchen and warehouse space, as of December 31, 2014, based on a breakdown by province and municipality:

	Owned			Leased
	Office and leased out Space	Restaurant Space	Central Kitchen and Warehouse Space	Office Space	Restaurant Space	Central Kitchen and Warehouse Space
	(square meters)

Chongqing Municipality	3,664	3,750	17,635	950	72,859	—
Sichuan Province	—	1,491	—	130	36,718	4,185
Shaanxi Province	—	—	—	200	6,708	330
Hunan Province	—	—	—	40	5,514	120
Guizhou Province	—	—	—	—	2,691	75
Yunnan Province	—	—	—	—	2,701	—
Hubei Province	—	—	—	—	630	—
Total	3,664	5,241	17,635	1,320	127,821	4,710

During the fiscal years 2012, 2013 and 2014, we incurred approximately RMB121.5 million, RMB131.3 million and RMB146.2 million ($23.6 million), respectively, in rental expenses under the leases for our restaurant properties.  For more details as to the location and usage of these facilities, please also see “Item 4.B—Business Overview—Our Restaurants.”

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

A.                                    Operating Results

Overview

Our restaurant chain grew from 199 restaurants as of January 1, 2012 to 337 restaurants as of December 31, 2014, including 177 restaurants in Chongqing municipality and 103 restaurants in Sichuan province. Our revenues increased by 14.4% from 1,188.4 million in 2012 to RMB1,360.1 million in 2013 and by 7.5% from RMB1,360.1 million in 2013 to RMB1,462 million in 2014. We added 68 and 59 new restaurants respectively in 2012 and 2013, which contributed revenues of RMB83.6 million and RMB76.1 million in 2012 and 2013, respectively. We further added 55 new restaurants in 2014, which contributed revenues of RMB90.4 million ($14.6 million) in 2014. Our income from operations increased from RMB27.4 million in 2012 to RMB 33.8million in 2013 and decreased from RMB33.8 million in 2013 to RMB22.6 million in 2014, mainly due to the fluctuation in our comparable restaurant sales per store and cost inflation. Our net income decreased from RMB75.6 million in 2012 to RMB39.6 million in 2013, mainly due to the decrease of other income and the recognition of the reversal of tax liability previously assessed by the State Tax Bureau in Chongqing in 2012. Our net income decreased from RMB39.6 million in 2013 to RMB38.0 million ($6.1 million) in 2014, mainly due to the decrease of income from operations. We plan to increase the number of our restaurants to approximately 397 by the end of 2015.

Key Factors Affecting our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of restaurants in operation

Our revenues are affected to a significant extent by the number of restaurants we have in operation. We generated substantially all of our revenues from sales at our restaurants. Accordingly, new restaurants have contributed substantially to our revenue growth. The table below shows the number of restaurants in operation as of the dates indicated:

	As of December 31,
	2012	2013	2014
Number of Restaurants:
Chongqing Municipality	124	150	177
Sichuan Province	85	96	103
Other Regions	47	47	57

Total	256	293	337

Restaurants incur various costs and expenses before they open, and newly opened restaurants typically incur materially greater operating costs during the first few months of their operations. Therefore, opening new restaurants may temporarily lower results of operations on a per restaurant basis, and the proportion of new restaurants we have in operation during any period may affect our overall results of operations. Our growth strategy relies primarily on operating new restaurants and no acquisitions of restaurants took place in 2012, 2013 or 2014.

Comparable restaurant sales

We believe that comparable restaurant sales are an important benchmark of our operations. As we continue to add new restaurants to our chain each year, we believe that comparable restaurant sales provide a meaningful period-to-period comparison of restaurant performance because they exclude increases that are due to the opening of new restaurants. We define “comparable restaurants” in comparable periods as restaurants that were open throughout the periods under comparison. For example, our comparable restaurants for years 2013 and 2014 are restaurants that were open throughout both 2013 and 2014.

The table below shows our comparable restaurant sales for the period indicated:

	For the year ended December 31,
	2012	2013	2013	2014

Number of comparable restaurants	166	166	228	228
Revenues for comparable restaurants (in RMB thousands)	1,040,570	1,066,813	1,290,930	1,222,426
Percentage increase /(decrease) during comparable periods	2.5%		(5.3)%

The decrease in comparable restaurants revenue in 2014 was mainly due to fierce completion in Chongqing and Sichuan area. We are highly focused on increasing comparable restaurant sales through a variety of measures, including continuously expanding and updating our menu offerings, refining our online ordering experience and renovating some of our older stores to improve customer satisfaction, generate repeat business and attract new customers and carefully selecting restaurant sites in areas with high customer traffic. In addition, our restaurants regularly offer promotional discounts to attract more business.

Food and paper costs

Food and paper costs are the largest component of our operating expenses, representing 45.3%, 45.9% and 45.1% of our revenues in 2012, 2013 and 2014, respectively. The following table shows the breakdown of our food and paper costs in 2012, 2013 and 2014:

	For the Year Ended December 31 (in RMB thousands)
	2012		2013		2014
	Cost	% of revenue	Cost	% of revenue	Cost	% of revenue

Food and beverage	507,829	42.7%	589,654	43.4%	630,073	43.1%
Paper	30,925	2.6%	34,702	2.5%	29,802	2.0%

Total Food and Paper	538,754	45.3%	624,356	45.9%	659,875	45.1%

Our food and beverage purchases are generally determined by prevailing market prices in China. The PRC food price index increased by 2.9% from December 2013 to December 2014 , and we expect that the rate of increase will remain significant in 2014. We introduced new items with higher margins on our rolling menu throughout 2014 to address the increase in costs of food in China. As a result of the expansion of our operations and the inflation pressure in China, we expect the food and paper costs to continue to increase in the future. Despite these rising costs, we have generally been able to pass the increased costs onto our customers by increasing prices and introducing food items with a higher margin. In addition, with an increased number of restaurants, we stepped up our efforts to centralize supply and thus enhanced our bargaining power on pricing with vendors, which has helped mitigate the impact of the rise in 2014.

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

The salary level of employees in the consumer food services industry in China has been rising in recent years. In addition, when we open new restaurants, we have to hire staff before restaurants are opened and thus we normally incur wages for those restaurants before they begin to generate revenue. As a result, our restaurant wages and related expenses increased as a percentage of revenue from 18.8% in 2012 to 19.5% in 2013 and to 21.3% in 2014. We expect our restaurant staff wages and related expenses to continue to increase as a percentage of revenue and in total as inflationary pressures in China drive up wages and as we continue to increase the number of our restaurants.

Rental expenses

We lease substantially all of the properties on which we operate our restaurants. Generally, most of our leases have initial lease terms of 5 to 10 years, with some granting us an option to renew such lease terms upon re-negotiation of rental prices and other rental terms. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. Property rental prices in China have generally been rising since 2007, particularly in the larger and more developed cities where a majority of our restaurants are located. Our rental expenses were 10.2% of our revenues in 2012, 9.7% in 2013 and 10.0% in 2014. With the expansion of our operations, we expect our rental expenses to continue to increase in the future.

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

Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual restaurant, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of consumer spending and access to our restaurants. The impairment charges of long-lived assets recorded were RMB13.8 million, RMB8.6 million and RMB7.9 million ($1.3 million) during the years ended December 31, 2012, 2013 and 2014 respectively, primarily representing costs related to asset impairment charges in six, twenty-five and twenty underperforming restaurants, respectively. Management intends to continue to identify and monitor underperforming restaurants and to perform impairment tests on a quarterly basis, as necessary.

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down. To assess potential impairment of goodwill, we perform an assessment of the carrying value of each individual restaurant at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of each individual restaurant below its carrying value. If the carrying value of an individual restaurant exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the individual restaurant’s goodwill exceeds its implied fair value. We estimate the fair value of each individual restaurant through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the individual restaurant, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our individual restaurant will change, which could affect the amount of goodwill impairment charges, if any. No restaurant operating asset purchases occurred in 2012, 2013 and 2014. In 2014, the impairment charges of goodwill recorded were RMB424,000 ($0.1 million), representing a decrease in the carrying value of goodwill in one closed restaurant in the first quarter of 2014.

Share-Based Compensation

We adopted our share incentive plan in December 2009. The share incentive plan permits us to grant stock options, restricted shares and restricted share units to our employees, directors and consultants representing the right to acquire up to 7,720,000 ordinary shares. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2015, options to purchase 1,158,540 ordinary shares and 1,321,039 restricted shares are outstanding under this plan.

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

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating loss in the China fast food industry, tax planning strategy implemented and other tax planning alternatives. As of December 31, 2014, we had deferred tax assets of RMB24.6 million ($4.0 million) generated from net loss carryforwards before valuation allowance. We provided a 100% valuation allowance based on our determination that it is more likely than not that these operating loss carryforwards will not be utilized before expiration.

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

	For Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	$
	(in thousands)

Revenue—restaurant sales	1,188,412	1,360,086	1,462,185	235,661
Costs and expenses:
Restaurant expenses:
Food and paper	538,754	624,356	659,875	106,353
Restaurant wages and related expenses (1)	223,595	265,711	310,829	50,097
Restaurant rent expenses	121,520	131,327	146,231	23,568
Restaurant utilities expenses	72,188	80,928	87,263	14,064
Other restaurant operating expenses	47,318	51,806	55,190	8,895
Selling, general and administrative expenses (1)	72,178	83,639	83,038	13,383
Pre-opening expenses	11,791	9,884	10,326	1,664
Depreciation	59,411	70,008	78,585	12,666
Property and equipment impairment charges	13,820	8,594	7,864	1,267
Goodwill impairment	456	—	424	68
Total operating expenses	1,161,031	1,326,253	1,439,625	232,025

Income from operations	27,381	33,833	22,560	3,636

Interest income	21,976	27,178	26,363	4,249
Foreign exchange loss	(307)	(3,543)	70	11
Other income	19,808	893	4,549	733

Income before income taxes	68,858	58,361	53,542	8,629
Income tax benefit (expenses)	6,778	(18,811)	(15,588)	(2,512)

Net income	75,636	39,550	37,954	6,117

Notes:

(1)         Includes share-based compensation expenses of RMB15.7 million, RMB15.9 million and RMB20.7 million ($3.3 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Our revenues increased by RMB102.1 million, or 7.5%, from RMB1.36 billion in 2013 to RMB1.46 billion in 2014. This net increase was primarily due to:

•                  RMB90.4 million in revenues contributed by 55 restaurants added in 2014 (two of which were closed in 2014); and

•                  a RMB125.0 million ($20.1 million) increase in revenues in 2014 contributed by 59 restaurants added in 2013 (of which one and two restaurants were closed in 2013 and 2014, respectively); partially offset by

•                  a RMB113.3 million ($18.3 million) decrease in revenues contributed by 256 restaurants opened prior to December 31, 2012 (of which twenty-one and seven restaurants were closed in 2013 and 2014, respectively).

We increased the number of our restaurants from 293 as of December 31, 2013 to 337 as of December 31, 2014.

Food and paper

Our cost of food and paper increased by 5.7% from RMB624.4 million in 2013 to RMB659.9 million ($106.4 million) in 2014, primarily as a result of the increase in revenues associated with the expansion of our restaurant chain discussed above and, to a lesser degree, increased food costs. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB589.7 million in 2013 to RMB630.1 million ($101.6 million) in 2014, and a decrease of cost associated with paper and other food packaging materials from RMB34.7 million in 2013 to RMB29.8 million ($4.8 million) in 2014. As a percentage of revenues, cost of food decreased from 43.3% to 43.1% in 2013 and 2014, respectively, while cost of paper and other packaging materials decreased from 2.5% to 2.0% in 2013 and 2014, respectively.

Restaurant wages and related expenses

Our restaurant wages and related expenses increased by 17.0% from RMB265.7 million in 2013 to RMB310.8 million ($50.1 million) in 2014. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2014 and, to a lesser extent, from an overall increase in the levels of salaries and other employee benefits in 2014. As a percentage of our revenues, restaurant wages and related expenses increased from 19.5% in 2013 to 21.3% in 2014.

Restaurant rental expenses

Restaurant rental expenses increased by 11.3% from RMB131.3 million in 2013 to RMB146.2 million ($23.6 million) in 2014, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rent increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses increased from 9.7% in 2013 to 10.0% in 2014.

Restaurant utility expenses

Restaurant utility expenses increased by 7.8% from RMB80.9 million in 2013 to RMB87.3 million ($14.1 million) in 2014. As a percentage of revenue, restaurant utility expenses remained stable at 6.0% in 2013 and 2014.

Other restaurant operating expenses

Other restaurant operating expenses increased by 6.5% from RMB51.8 million in 2013 to RMB55.2 million ($8.9 million) in 2014. As a percentage of revenues, other restaurant operating expenses stayed stable at 3.8% in 2013 and 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 0.7% from RMB83.6 million in 2013 to RMB83.0 million ($13.4 million) in 2014. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB16.3 million ($2.6 million) in 2014, as compared to RMB11.0 million in 2013. As a percentage of revenues, our selling, general and administrative expenses decreased from 6.1% in 2013 to 5.7% in 2014.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses increased from RMB9.9 million in 2013 to RMB10.3 million ($1.7 million) in 2014. The increase was primarily due to increase in the number of restaurants under preparation for opening in 2014.

Depreciation

Depreciation in 2014 amounted to RMB78.6million ($12.7 million), representing an increase of 12.3% as compared to RMB70.0 million in 2013. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation slightly increased from 5.1% in 2013 to 5.4% in 2014.

Property and equipment impairment charges

Impairment charges are expenses incurred as a result of asset impairment related to the closure of restaurants. Impairment charges were RMB7.9 million ($1.3 million) in 2014 and RMB8.6 million in 2013.

Other Income

Our other income increased by RMB3.6 million, from RMB893,000 in 2013 to RMB4.5 million ($0.7 million) in 2014. Our other income mainly consists of the government subsidies for participating in a government-sponsored program to serve breakfasts in our restaurants in Chongqing, which was RMB3.1 million in 2014.

Interest Income

Our interest income decreased by RMB0.8 million, or 3.0%, from RMB27.2 million in 2013 to RMB26.4 million ($4.2 million) in 2014, primarily due to a decrease in income from short-term investments made using a lower level of excess cash on hand in 2014, and due to the fact that such investments also on average yielded lower rates of return in 2014 as compared to in 2013.

Income tax expenses

Our income tax expenses decreased by 17.1% from RMB18.8 million in 2013 to RMB15.6 million ($2.5 million) in 2014.

During the year ended December 31, 2014, we incurred additional non-deductible expenses, causing our effective tax rate to reach 29.1%, higher than the standard tax rate of 25% in China.

Net income

As a result of the above, our net income decreased by 4.0% from RMB39.6 million in 2013 to RMB38.0 million ($6.1 million) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our revenues increased by RMB171.7 million, or 14.4%, from RMB1.19 billion in 2012 to RMB1.36 billion in 2013. This net increase was primarily due to:

•                  RMB76.1 million in revenues contributed by 59 restaurants added in 2013 (one of which was closed in 2013); and

•                  RMB120.0 million increase in revenues in 2013 contributed by 68 restaurants added in 2012 (of which three and nine restaurants were closed in 2012 and 2013, respectively); partially offset by

•                  RMB24.5 million decrease in revenues contributed by 199 restaurants opened prior to December 31, 2011 (of which eight and twelve restaurants were closed in 2012 and 2013, respectively);

We increased the number of our restaurants from 256 as of December 31, 2012 to 293 as of December 31, 2013.

Food and paper

Our cost of food and paper increased by 15.9% from RMB538.8 million in 2012 to RMB624.4 million in 2013, primarily as a result of the increase in revenues associated with the expansion of our restaurant chain discussed above and, to a lesser degree, increased food costs. The increase in cost of food and paper was attributable to an increase in cost associated with food from RMB507.8 million in 2012 to RMB589.7 million in 2013, and an increase of cost associated with paper and other food packaging materials from RMB30.9 million in 2012 to RMB34.7 million in 2013. As a percentage of revenues, cost of food increased from 42.7% to 43.3% in 2012 and 2013, respectively, while cost of paper and other packaging materials remained stable at 2.6%.

Restaurant wages and related expenses

Our restaurant wages and related expenses increased by 18.8% from RMB223.6 million in 2012 to RMB265.7 million in 2013. The increase in restaurant wages and related expenses resulted from an increase in headcount due to the additional restaurants opened during 2013 and, to a lesser extent, from an overall increase in the levels of salaries and other employee benefits in 2013. As a percentage of our revenues, restaurant wages and related expenses increased from 18.8% in 2012 to 19.5% in 2013.

Restaurant rental expenses

Restaurant rental expenses increased by 8.1% from RMB121.5 million in 2012 to RMB131.3 million in 2013, primarily as a result of the expansion of our restaurant chain and, to a lesser degree, the overall average rent increase in the markets in which we operated during the period. As a percentage of our revenues, restaurant rental expenses decreased from 10.2% in 2012 to 9.7% in 2013, primarily due to our withdrawal from high rent regional markets such as Beijing and Shanghai.

Restaurant utility expenses

Restaurant utility expenses increased by 12.1% from RMB72.2 million in 2012 to RMB80.9 million in 2013. As a percentage of revenue, restaurant utility expenses slightly decreased to 6.0% in 2013 from 6.1% in 2012.

Other restaurant operating expenses

Other restaurant operating expenses increased by 9.5% from RMB47.3 million in 2012 to RMB51.8 million in 2013. As a percentage of revenues, other restaurant operating expenses slightly decreased from 4.0% in 2012 to 3.8% in 2013, primarily due to effective cost control and operational efficiency improvements in 2013.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 15.9% from RMB72.2 million in 2012 to RMB83.6 million in 2013. Such increase was primarily due to an increase in the size of our operations and an increase in costs related to the closure of restaurants. We had share-based compensation expenses that were allocated to selling, general and administrative expenses in the amount of RMB11.0 million in 2013, as compared to RMB11.8 million in 2012. As a percentage of revenues, our selling, general and administrative expenses stayed stable at 6.1% in 2012 and 2013.

Pre-opening expenses

Pre-opening expenses are expenses incurred in connection with opening new restaurants. Pre-opening expenses decreased from RMB11.8 million in 2012 to RMB9.9 million in 2013. The decrease was primarily due to more prudent expenditures for new restaurant openings, tighter cost controls and the decrease in the number of restaurants under preparation for opening in 2013.

Depreciation

Depreciation in 2013 amounted to RMB70.0 million, representing an increase of 17.8% as compared to RMB59.4 million in 2012. Such increase in depreciation was primarily attributable to the increase in our total fixed assets as a result of the increase in the number of our restaurants and, to a lesser degree, the renovations undertaken at certain existing restaurants. As a percentage of revenues, depreciation slightly increased from 5.0% in 2012 to 5.1% in 2013.

Property and equipment impairment charges

Impairment charges are expenses incurred as a result of asset impairment related to the closure of restaurants. Impairment charges were RMB8.6 million in 2013 and RMB13.8 million in 2012.

Other Income

Our other income decreased by RMB18.9 million, from RMB19.8 million in 2012 to RMB893,000 in 2013, primarily due to our having received, in 2012, approximately RMB21.1 million in government subsidies for participating in a government-sponsored program to serve breakfasts in our restaurants in Chongqing.

Interest Income

Our interest income increased by RMB5.2 million, or 23.6%, from RMB22.0 million in 2012 to RMB27.2 million in 2013, primarily due to an increase in income from short-term investments made using a higher level of excess cash on hand in 2013, and due to the fact that such investments also on average yielded higher rates of return in 2013 as compared to in 2012.

Income tax benefit (expenses)

Our income tax expenses increased by 377.5% from a credit of RMB6.8 million in 2012 to RMB18.8 million in 2013. The increase in our income tax expenses was primarily due to the recognition of the reversal of tax liability previously assessed by the State Tax Bureau in Chongqing in 2012.

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

Net income

As a result of the above, our net income decreased by 47.7% from RMB75.6 million in 2012 to RMB39.6 million in 2013.

Inflation

Inflation in China affected our results of operations in 2012, 2013 and 2014 in the form of rising food prices. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. The PRC food price index increased by 4.1% from December 2012 to December 2013 and by 2.9% from December 2013 to December 2014.  We expect that the rate of increase will remain significant in 2015. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as food material, personnel expenses, real estate leasing expenses, travel expenses and office operating expenses, may increase as a result of higher inflation. As of December 31, 2014, cash, cash equivalents and short-term investments accounted for approximately 48.3% of our assets.  High inflation could significantly reduce the value and purchasing power of these assets.

Recent Accounting Pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. Management is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and management believes the adoption of the ASU will not have material impact on the Group’s financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. Management believes the adoption of the guidance will not have material impact on the Group’s financial statements.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations and expansions primarily through cash flows from operations and proceeds from the share issuance in connection with our initial public offering in September 2010. As of December 31, 2014, we had RMB570.4 million ($91.9 million) in cash, cash equivalents and short-term investments and we had no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use or have maturities of three months or less. Our short-term investments are investment products purchased from certain banks and have original maturities of no more than one year.

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

We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from December 31, 2014. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	$
	(in thousands of)

Net cash provided by operating activities	173,730	141,422	152,196	24,528
Net cash used in investing activities	(272,540)	(4,946)	(334,059)	(53,840)
Net cash provided by financing activities	693	7,467	2,796	451
Effect of exchange rate on cash and cash equivalents	(62)	(817)	128	21
Net increase (decrease) in cash and cash equivalents	(98,179)	143,126	(178,939)	(28,840)
Cash and cash equivalents at beginning of the period	327,546	229,367	372,493	60,035
Cash and cash equivalents at end of the period	229,367	372,493	193,554	31,195

Operating Activities

Net cash provided by operating activities amounted to RMB152.2 million ($24.5 million) in 2014, compared to RMB141.4 million in 2013. The net cash provided by operating activities in 2014 included net income of RMB 38.0 million ($6.1 million), adjusted by non-cash charges from operating activities of RMB 114.2 million ($18.4 million), which primarily included depreciation of property and equipment of RMB78.6 million ($12.7 million) and share-based compensation of RMB20.7 million ($3.3 million). Additional significant factors that affected operation cash flow in 2014 included the increase in deposits for leases of RMB8.8 million ($1.4 million) and prepaid expense and other current assets of RMB7.6 million ($1.2 million) in line with the growth of operations.

Net cash provided by operating activities amounted to RMB141.4 million in 2013, compared to RMB173.7 million in 2012. The net cash provided by operating activities in 2013 included net income of RMB39.6 million, adjusted by non-cash charges from operating activities of RMB101.8 million, which primarily included depreciation of property and equipment of RMB70.0 million and share-based compensation of RMB15.9 million. Additional significant factors that affected operating cash flow in 2013 included the increases in accounts payable of RMB5.0 million and accrued payroll of RMB3.9 million in line with the growth of operations.

Net cash provided by operating activities amounted to RMB173.7 million in 2012, compared to RMB62.6 million in 2011. The net cash provided by operating activities in 2012 included a net income of RMB75.6 million, adjusted by non-cash charges from operating activities of RMB97.1 million, which primarily included depreciation of property and equipment of RMB61.5 million and share-based compensation of RMB15.7 million. Additional major factors that affected operating cash flow in 2012 included the facts that accounts payable increased by RMB5.4 million, in line with the growth of operations, and that inventory decreased by RMB6.3 million as a result of improvements in operating efficiency.

Investing Activities

Net cash used in investing activities amounted to RMB334.1 million ($53.8 million) in 2014. Net cash used in investing activities in 2014 mainly included (i) restaurant and office space capital expenditures of RMB116.2 million($18.7 million) to acquire equipment and real properties for restaurant operations and office space and to renovate existing or planned new restaurants; and (ii) net cash flow for investment in short-term and long-term investments amounts to RMB218.1 million ($35.2 million).

Net cash used in investing activities amounted to RMB4.9 million in 2013. Net cash used in investing activities in 2013 mainly included (i) restaurant and office space capital expenditures of RMB116.7 million to acquire equipment and real properties for restaurant operations and office space and to renovate existing or planned new restaurants; and (ii) net cash inflow from the net liquidation of short-term investments of RMB111.3 million.

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

Financing Activities

Net cash provided by financing activities amounted to RMB2.8 million in 2014, resulting from proceeds from exercise of employee stock options in an amount of RMB2.8 million.

Net cash provided by financing activities amounted to RMB7.5 million ($1.2 million) in 2013, resulting from proceeds from exercise of employee stock options in an amount of RMB7.5 million.

Net cash provided by financing activities amounted to RMB0.7 million in 2012, resulting from proceeds from exercise of employee stock options in an amount of RMB0.7 million.

Capital Expenditures

We made capital expenditures of RMB142.4 million, RMB116.7 million and RMB116.2 million ($18.7 million) in 2012, 2013 and 2014, respectively, representing 12.0%, 8.6% and 8.0% of our total revenues in each of these periods, respectively. Our capital expenditures were made primarily to renovate restaurants, purchase restaurant equipment and strategically purchase selected real property. Our capital expenditures have been primarily funded by net cash provided from cash generated by our operations, and to a lesser degree, from our financing activities.

We expect our capital expenditures to be approximately RMB134.2 million ($21.6 million) in 2015. Our capital expenditures in 2015 will be used primarily to open new restaurants. We expect to incur a total of approximately RMB74.4 million ($12.0 million) in capital expenditures in connection with the leasehold improvements and investments in equipment in relation to the opening of approximately 60 new restaurants in 2015. The remaining capital expenditures in 2015 will primarily be made on renovations for our restaurants, new equipment for our central kitchen and upgrade of our information technology systems, including enterprise resource planning software.

C.                                    Research and Development

We do not have significant research and development policies and expenditures. For general information about our product development, see “Item 4.B. Business Overview—Our Food—Product Development.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment due by December 31,
	Total	2015	2016	2017	2018	2019	Thereafter
	(in thousands of RMB)
Operating lease obligations	622,234	149,146	140,095	117,514	90,447	55,833	69,199

G.                                   Safe Harbor

See “Forward Looking Statements” on page 4 of this annual report.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Hong Li	47	Chairman of the Board of Directors
Xingqiang Zhang	49	Director, Chief Executive Officer and Chief Operating Officer
Tim T. Gong	51	Director
Steve Yue Ji	43	Director
Zhiyun Peng	46	Director
Li-Lan Cheng	50	Director
Jin Li	48	Director
Eric Haibing Wu	43	Director
Flora Zeng	32	Interim Chief Financial Officer
Cheng Xiao	40	Vice President for Product Development

Hong Li is one of our founders and served as our chairman since our inception and as our chief executive officer from our inception until March 2015. Ms. Li has been instrumental to the development and success of our business. From 1996 to August 2007, Ms. Li established and operated nine restaurants which are now part of our consolidated group. Ms. Li is primarily responsible for our overall management, major decision-making, strategic planning including marketing and investment planning, development and visions. From 1992 to 1996, Ms. Li served as the manager of an international quick service restaurant chain in Chongqing. Ms. Li studied cooking technique in Chongqing Business and Technology College from 1984 to 1986 and received a degree in cooking technique from Chongqing Business and Technology College in 1986, a degree in Chinese languages from Sichuan Normal University in 1988 and an executive MBA workshop certificate from Beijing University in 2007. Ms. Li is the wife of Mr. Xingqiang Zhang, our co-founder and director.

Xingqiang Zhang is one of our founders, has been our chief operating officer since February 2015, our chief executive officer since March 2015 and has served as one of our directors since our inception. From 1996 to August 2007, Mr. Zhang, together with Hong Li, established and operated nine restaurants which are now part of our consolidated group. Mr. Zhang has valuable experience and knowledge in terms of the daily operations of quick service chain restaurants, which contributed greatly to our successful development. From 1992 to 1995, Mr. Zhang served as the manager of two international quick service restaurant chains in Chongqing. Mr. Zhang received a bachelor’s degree in economics from Nankai University in 1988. Mr. Zhang is the husband of Ms. Hong Li, our co-founder, chairman and chief executive officer.

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

Li-Lan Cheng has served as our director since September 2010. Our board of directors has determined that Mr. Cheng meets the “independence” requirement applicable to members of our audit committee pursuant to Rule 10A-3 under the Exchange Act. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since April 2012 and served as its chief financial officer from November 2006 to April 2012. Mr. Cheng has served as executive director of E-House’s subsidiary Leju Holdings Limited (NYSE: LEJU) since March 2014. Prior to joining E-House, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. From 1997 to 2002, he was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director and audit committee member of 51job, Inc. (NASDAQ: JOBS), a leading provider of integrated human resource services in China. Mr. Cheng received his Bachelor’s degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

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

Flora Zeng has served as our interim chief financial officer since March 2015. In 2010, Ms. Zeng joined us as Internal Audit Director and Executive Assistant to the Chairman and has since acquired significant experience concerning our company’s financial operations. Prior to joining our company, she served as Audit Manager at PricewaterhouseCoopers in China for six years. Ms. Zeng received bachelor’s degree in English from Sichuan International Studies University.

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

B.                                    Compensation

In 2014, our aggregate payments of cash to directors and executive officers was approximately RMB3.2 million ($0.5 million). For information about options and restricted shares under our share incentive plan received by our directors and others, See “—Share Incentive Plan.”

Share Incentive Plan

In December 2009, we adopted the share incentive plan to attract and retain valued personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors authorized the issuance of up to 7,720,000 ordinary shares pursuant to awards granted under our plan. In August 2011, we increased of the maximum aggregate number of ordinary shares which may be issued pursuant to the share incentive plan from 7,720,000 to 10,000,000. As of April 1, 2015, options to purchase a total of 1,158,540of our ordinary shares as well as 1,321,039 restricted shares are outstanding under this plan.

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

Early Exercise. The options contain an early exercise feature, pursuant to which the grantee may exercise the option before it has vested. However, so long as an option remains unvested, all shares purchased upon early exercise remain subject to repurchase by us at the option exercise price if the grantee’s service with us terminates. Early exercise options are not considered to have been exercised, or to be exercisable, until this repurchase right has lapsed. As of April 1, 2015, we have issued a net of zero ordinary shares upon early exercise of stock options and recorded the proceeds received as a liability which will be reversed when such non-vested restrictive shares vest.

The following table summarizes the option and restricted share grants made to our executive officers, director and to other individuals as a group on or prior to April 1, 2015:

Name	Ordinary Shares Underlying Options	Restricted Shares	Exercise Price	Date of Grant

Hong Li	—	*	—	December 6, 2012
Hong Li	—	*	—	February 26, 2014
Hong Li	—	*		January 28, 2015
Xingqiang Zhang	—	*	—	December 6, 2012
Xingqiang Zhang	—	*	—	February 26, 2014
Xingqiang Zhang	—	*	—	January 28, 2015
Li-Lan Cheng	—	*	—	July 30, 2010
Li-Lan Cheng	—	*	—	August 15, 2011
Li-Lan Cheng	—	*	—	February 28, 2012
Li-Lan Cheng	—	*	—	December 6, 2012
Li-Lan Cheng	—	*	—	February 26, 2014
Li-Lan Cheng	—	*	—	January 28, 2015
Tim T. Gong	—	*	—	August 15, 2011
Tim T. Gong	—	*	—	February 28, 2012
Tim T. Gong	—	*	—	December 6, 2012
Tim T. Gong	—	*	—	February 26, 2014
Tim T. Gong	—	*	—	January 28, 2015
Steve Yue Ji	—	*	—	August 15, 2011
Steve Yue Ji	—	*	—	February 28, 2012
Steve Yue Ji	—	*	—	December 6, 2012
Steve Yue Ji	—	*	—	February 26, 2014
Steve Yue Ji	—	*	—	January 28, 2015
Eric Haibing Wu	—	*	—	September 9, 2011
Eric Haibing Wu	—	*	—	February 28, 2012
Eric Haibing Wu	—	*	—	December 6, 2012
Eric Haibing Wu	—	*	—	February 26, 2014
Eric Haibing Wu	—	*	—	January 28, 2015
Winston Jin Li	*	—	$1.59	July 1, 2013
Winston Jin Li	—	*	—	February 26, 2014
Winston Jin Li	—	*	—	January 28, 2015
Zhiyun Peng	—	*	—	January 28, 2015
Adam Zhao	—	*	—	January 18, 2011
Adam Zhao	—	*	—	December 6, 2012
Adam Zhao	—	*	—	February 26, 2014
Chao Sun	—	*	—	January 1, 2010
Chao Sun	—	*	—	January 25, 2011
Chao Sun	—	*	—	February 28, 2015
Chao Sun	—	*	—	December 6, 2012
Chao Sun	—	*	—	February 26, 2014
Other individuals as a group	3,733,000	—	$1.00	January 1, 2010, July 9 and August 23, 2010
Other individuals as a group	72,000	—	$2.50	May 20, 2010
Other individuals as a group	—	336,000	—	May 20, 2010
Other individuals as a group	—	16,000	—	September 27, 2010
Other individuals as a group	—	1,120,500	—	May 19, 2011
Other individuals as a group	—	385,200	—	August 15, 2011
Other individuals as a group	62,000	—	$5.38	January 25, 2011
Other individuals as a group	—	281,200	—	January 25, 2011
Other individuals as a group	—	16,000	—	February 25,2011
Other individuals as a group	125,000	—	$2.52	March 2, 2012
Other individuals as a group	—	100,000	—	March 2, 2012
Other individuals as a group		528,800	—	May 23, 2012
Other individuals as a group	12,500	—	$1.68	March 15, 2013
Other individuals as a group	—	169,000	—	March 15, 2013
Other individuals as a group	—	193,660	—	February 26, 2014
Other individuals as a group	35,000	—	—	April 24, 2014

Total	4,479,500	4,641,360

C.                                    Board Practices

Composition of Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided the nature of the interest is disclosed prior to its consideration. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

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

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

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

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

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

D.                                    Employees

We had a total of 5,280, 7,034 and 7,119 full time employees as of December 31, 2012, 2013 and 2014. The following table sets forth the numbers of our employees categorized by their respective functions as of December 31, 2014:

Types of Employees	Number of Employees
Management and Corporate-level Staff	954
Cooks	652
Restaurant Staff	5513
Total	7,119

(1)         Includes 6,592 employees that are hired through, and maintain employment contracts with a third-party human resource service provider.

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

E.                                   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 1, 2015, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below is based on 107,524,753  ordinary shares outstanding as of April 1, 2015.

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

	Ordinary Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Hong Li(1)	44,687,148	41.56
Xingqiang Zhang(1)	44,687,148	41.56
Zhiyun Peng(2)	16,437,928	15.29
Tim T. Gong(3)	12,138,500	11.29
Steve Yue Ji(4)	12,136,000	11.29
Jin Li	—	—
Li-lan Cheng	*	*
Eric Haibing Wu	*	*
Cheng Xiao(5)	*	*
All directors and executive officers as a group	85,966,964	79.95
Principal Shareholders:
Regal Fair Holdings Limited(1)	44,522,148	41.41
Sky Success Venture Holdings Limited(2)	16,417,928	15.27
SIG China Investments One, Ltd. (6)	12,000,000	11.16
Sequoia Capital China II, L.P. and affiliated funds(7)	12,000,000	11.16

Less than 1%.

(1)         Consists of 44,522,148 ordinary shares held by Regal Fair Holdings Limited, a British Virgin Islands company, 86,500 restricted shares held by Ms. Li and 78,500restricted shares held by Mr. Zhang. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The registered address of Regal Fair Holdings Limited is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands. Ms. Li and Mr. Zhang are husband and wife. The business address for Ms. Li and Mr. Zhang is No.19, Yunshan South Road, Yubei District, Chongqing, People’s Republic of China.

(2)         Consists of 16,417,928 ordinary shares held by Sky Success Venture Holdings Limited,, 20,000 restricted shares held by Mr. Peng. Mr. Peng is a director of Sky Success Venture Holdings Limited. Sky Success Venture Holdings Limited is jointly owned by Jinjing Hong, Zhiyong Hong, Lipeng Deng and Zhiyun Peng. The business address for Mr. Peng and Sky Success Venture Holdings Limited is 13F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China.

(3)         Consists of 12,000,000 ordinary shares held by SIG China Investments One Ltd. and 138,500 restricted shares held by Mr. Gong. Mr. Gong disclaims beneficial ownership with respect to the shares owned by SIG China Investments One Ltd. except to the extent of his pecuniary interest therein. For more information regarding SIG China Investments One Ltd., see note (6) below. The business address for Mr. Gong is c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

(4)         Consists of (i) 10,059,600 ordinary shares held by Sequoia Capital China II, L.P., (ii) 250,800 ordinary shares held by Sequoia Capital China Partners Fund II, L.P., (iii) 1,689,600 ordinary shares held by Sequoia Capital China Principals Fund II, L.P. and (iv) 136,000 restricted shares held by Mr. Ji. Mr. Ji is a managing director of Sequoia Capital China. Mr. Ji disclaims beneficial ownership with respect to the shares held by Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II. L.P. except to the extent of his pecuniary interest therein. For more information about Sequoia China II, L.P. and affiliated funds, see note (7) below. The business address of Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai, China.

(5)         The business address for Mr. Xiao is No.19, Yunshan South Road, Yubei District, Chongqing, People’s Republic of China.

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

A.                                    Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

In 2012, 2013 and 2014, we leased certain properties from Ms. Hong Li, our chairman and chief executive officer, and Mr. Xingqiang Zhang, one of our directors, for RMB1.0 million, RMB1.3 million and RMB1.6 million ($0.27 million) each year. These properties were used for restaurant operations.

Share Incentives

Option Grants. We have granted options and restricted shares to certain of our directors, officers, employees and consultants. As of April 1, 2015, options to purchase an aggregate of 1,158,540 ordinary shares and 1,321,039 restricted shares of our company were outstanding under this plan.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2014	14.03	5.00

Quarterly Highs and Lows
Third Fiscal Quarter of 2014	9.06	6.41
Fourth Fiscal Quarter of 2014	6.62	5.00
First Fiscal Quarter of 2015	9.06	3.82

Monthly Highs and Lows
December 2014	6.10	5.00
January 2015	5.92	4.60
February 2015	4.91	4.02
March 2015	7.07	3.82
April 2015 (through April 3, 2015)	6.37	6.04

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

Hong Kong

Our subsidiary in Hong Kong, CSC Hong Kong, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. CSC Hong Kong had no assessable profits during the years ended December 31, 2010, 2011, 2012, 2013 and 2014, and accordingly we have made no provision for its income tax.

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

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the application of these rules is unclear in many important respects and the required calculations yield results very close to the line, based on our income and assets and the market price of our ADSs and ordinary shares, we believe that it is likely that we were not a PFIC (as defined for United States federal income tax purposes and as described below), for our taxable year ended December 31, 2014. However, the IRS does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2015, or for any future taxable year. Under circumstances where the market price of our ADSs and ordinary shares remains at its current level or declines, or where we determine not to deploy significant amounts of cash for working capital or other active purposes, the risk of our being classified as a PFIC may substantially increase. In the event that we determine that we are not a PFIC in 2015 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

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

•                  amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC is permitted to make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs continue to be listed on the New York Stock Exchange and are regularly traded. We anticipate that our ADSs will qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621.

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

I.                                        Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11.                                                  Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and interest-bearing short-term investments. As of December 31, 2014, substantially all of our cash and cash equivalent was held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

From September 2010 to March 31, 2015 we received a reimbursement of $769,532, with no taxes withheld, from the depositary for investor relations expenses and other program related expenses, in connection with the ADR facility.

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

For the period from the effective date of the registration statement to December 31, 2014, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$9.5 million, which included US$6.6 million for underwriting discounts and commissions and US$2.9 million for other expenses. We received net proceeds of approximately US$85.4 million from our initial public offering.

For the period from the effective date to December 31, 2014, we utilized net proceeds in an amount of RMB437.7 million (US$70.6 million) received from our initial public offering.

Item 15.                                                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework).

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 based on these criteria. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002. The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu Certified Public Accounts LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2014.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the internal control over financial reporting of Country Style Cooking Restaurant Chain Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2014 of the Company and our report dated April 17, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph relating to the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2015

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

	2013	2014

Audit fees(1)	5,200	5,200
Audit-related fees	—	—
Tax Fees	—	—
All Other Fees	—	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2013 and 2014, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-169248) furnished to the Securities and Exchange Commission on September 7, 2010)

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-169248) filed with the Securities and Exchange Commission on September 14, 2010)

2.2

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-169248) filed with the Securities and Exchange Commission on September 14, 2010)

2.3

Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F (file no. 001-34869) filed with the Securities and Exchange Commission on April 21, 2011)

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder
15.2*	Consent of Senswins Solicitors
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Country Style Cooking Restaurant Chain Co., Ltd.

	By:	/s/ Xingqiang Zhang
Name: Xingqiang Zhang
Title: Chief Executive Officer and Chief Operating Officer

Date: April 20, 2015

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Country Style Cooking Restaurant Chain Co., Ltd.

We have audited the accompanying consolidated balance sheets of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audit also included the financial statement schedule listed in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Country Style Cooking Restaurant Chain Co., Ltd. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 17, 2015

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2014

	December 31
	2013	2014	2014
	(In thousands of RMB except		US$ 000’s
	share and per share data)		(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	372,493	193,554	31,195
Short-term investments	209,381	376,831	60,734
Due from related parties	58	—	—
Inventories	52,579	52,871	8,521
Prepaid rent	14,336	14,745	2,376
Prepaid expenses and other current assets	22,714	30,350	4,892
Deferred tax assets—current	1,879	930	150
Total current assets	673,440	669,281	107,868

Long-term investment	—	50,659	8,165
Property and equipment, net	398,555	417,778	67,334
Goodwill	5,563	5,139	828
Deferred tax assets—non-current	7,592	8,814	1,421
Deposits for leases—non-current	21,286	30,075	4,847
Total assets	1,106,436	1,181,746	190,463

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	54,176	54,674	8,812
Deferred revenue	6,410	14,051	2,265
Accrued payroll	27,631	30,557	4,925
Income taxes payable	7,911	5,104	823
Other current liabilities	51,240	51,914	8,367
Total current liabilities	147,368	156,300	25,192

Deferred rent—non-current	23,897	29,030	4,679
Prepaid subscription—non-current	12	—	—
Advance receipts from depositary bank	2,702	2,253	363
Total liabilities	173,979	187,583	30,234

Commitments (Note 7)
Equity:
Ordinary shares, par value $0.001, 1,000,000,000 shares authorized, 106,296,674 and 107,352,416 shares issued and outstanding as of December 31, 2013 and 2014, respectively	756	763	123
Additional paid-in capital	743,219	766,837	123,591
Retained earnings	197,618	235,572	37,967
Accumulated other comprehensive loss	(9,136)	(9,009)	(1,452)
Total equity	932,457	994,163	160,229
Total liabilities and equity	1,106,436	1,181,746	190,463

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	(In thousands of RMB except			US$ 000’s
	share and per share data)			(Note 2)

Revenue — restaurant sales	1,188,412	1,360,086	1,462,185	235,661
Costs and expenses:
Restaurant expenses:
Food and paper	538,754	624,356	659,875	106,353
Restaurant wages and related expenses	223,595	265,711	310,829	50,097
Restaurant rent expense	121,520	131,327	146,231	23,568
Restaurant utilities expense	72,188	80,928	87,263	14,064
Other restaurant operating expenses	47,318	51,806	55,190	8,895
Selling, general and administrative	72,178	83,639	83,038	13,383
Pre-opening expenses	11,791	9,884	10,326	1,664
Depreciation	59,411	70,008	78,585	12,666
Property and equipment impairment charges	13,820	8,594	7,864	1,267
Goodwill impairment	456	—	424	68
Total operating expenses	1,161,031	1,326,253	1,439,625	232,025

Income from operations	27,381	33,833	22,560	3,636

Interest income	21,976	27,178	26,363	4,249
Foreign exchange gain (loss)	(307)	(3,543)	70	11
Other income, net	19,808	893	4,549	733
Income before income taxes	68,858	58,361	53,542	8,629
Income tax benefit (expenses)	6,778	(18,811)	(15,588)	(2,512)
Net income	75,636	39,550	37,954	6,117

Net income attributable to shareholders	75,636	39,550	37,954	6,117

Basic net income per share	0.73	0.38	0.36	0.06
Diluted net income per share	0.72	0.37	0.35	0.06

Basic weighted average ordinary shares outstanding	104,115,531	104,996,276	106,603,255	106,603,255
Diluted weighted average ordinary shares outstanding	105,040,410	105,979,373	107,961,708	107,961,708

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHESIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	(In thousands of RMB)			US$ 000’s
				(Note 2)

Net income	75,636	39,550	37,954	6,117
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(62)	(810)	127	20
Comprehensive income	75,574	38,740	38,081	6,137

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total Equity
	(In thousands of RMB except share data)

Balance at January 1, 2012	103,844,239	741	702,995	82,432	(8,264)	777,904
Net loss	—	—	—	75,636	—	75,636
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	560,592	4	946	—	—	950
Share-based compensation	—	—	15,700	—	—	15,700
Foreign currency translation adjustments	—	—	—	—	(62)	(62)
Balance at December 31, 2012	104,404,831	745	719,641	158,068	(8,326)	870,128
Net income	—	—	—	39,550	—	39,550
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	1,891,843	11	7,684	—	—	7,695
Share-based compensation	—	—	15,894	—	—	15,894
Foreign currency translation adjustments	—	—	—	—	(810)	(810)
Balance at December 31, 2013	106,296,674	756	743,219	197,618	(9,136)	932,457
Net income	—	—	—	37,954	—	37,954
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	1,055,742	7	2,933	—	—	2,940
Share-based compensation	—	—	20,685	—	—	20,685
Foreign currency translation adjustments	—	—	—	—	127	127
Balance at December 31, 2014	107,352,416	763	766,837	235,572	(9,009)	994,163

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	(In thousands of RMB)			US$ 000’s
				(Note 2)
Cash flows provided by operating activities:
Net income	75,636	39,550	37,954	6,117
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposals of property and equipment	4,374	6,298	3,969	640
Property and equipment impairment	13,820	8,594	7,864	1,267
Goodwill impairment	456	—	424	68
Depreciation	61,458	70,008	78,585	12,666
Deferred income tax (benefit)	1,300	(2,675)	(274)	(44)
Share-based compensation	15,700	15,894	20,685	3,334
Changes in other operating assets and liabilities:
Due from related parties	100	(58)	58	9
Inventories	6,283	(7,889)	3,118	502
Prepaid rent	(2,389)	(1,273)	(409)	(66)
Prepaid expense and other current assets	(6,759)	(878)	(7,634)	(1,230)
Deposits for leases	(1,273)	(3,317)	(8,789)	(1,417)
Accounts payable	5,437	5,037	498	80
Deferred revenue	(759)	2,866	7,642	1,232
Due to related parties	25	(25)	—	—
Accrued payroll	970	3,897	2,925	471
Income taxes payable	(10,117)	474	(2,807)	(452)
Deferred rent	6,703	2,447	5,481	883
Other liabilities	2,765	2,472	2,906	468
Net cash provided by operating activities	173,730	141,422	152,196	24,528

Cash flows used in investing activities:
Purchase of property and equipment	(142,355)	(116,731)	(116,248)	(18,736)
Proceeds from disposal of property and equipment	542	440	297	48
Purchase of short-term investment	(320,727)	(750,262)	(1,158,836)	(186,770)
Purchase of long-term investment	—	—	(50,659)	(8,165)
Withdrawal of short-term investment	190,000	861,607	991,387	159,783
Net cash used in investing activities	(272,540)	(4,946)	(334,059)	(53,840)

Cash flows provided by financing activities:
Proceeds from exercise of employee stock options	693	7,467	2,796	451
Net cash provided by financing activities:	693	7,467	2,796	451
Effect of exchange rate on cash and cash equivalents	(62)	(817)	128	21
Net increase (decrease) in cash and cash equivalents	(98,179)	143,126	(178,939)	(28,840)
Cash and cash equivalents, beginning of year	327,546	229,367	372,493	60,035
Cash and cash equivalents, end of year	229,367	372,493	193,554	31,195

Supplemental disclosure of cash flow information:
Income taxes paid	2,039	21,012	18,669	3,009
Supplemental schedule of non-cash investing and financing activities:
Payables for purchase of property and equipment	17,704	19,161	16,261	2,621

The accompanying notes are an integral part of these consolidated financial statements.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands, except share and per share data)

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

As of December 31, 2014, the Company’s significant subsidiaries are as follows:

	Place of Incorporation	Date of Incorporation	Percentage of Ownership (%)
Country Style Cooking International Restaurant Chain Group Ltd.	Hong Kong	August 23, 2007	100
Country Style Cooking (Chongqing) Investment Co., Ltd.	Chongqing, PRC	September 24, 2007	100
Chongqing Xinghong Growing Rich Management Co., Ltd.	Chongqing, PRC	March 25, 2008	100
Sichuan Country Style Cooking Restaurant Co., Ltd.	Chengdu, PRC	October 4, 2008	100
Xi’an Country Style Cooking Restaurant Co., Ltd.	Xi’an, PRC	May 19, 2008	100
Changsha Country Style Cooking Restaurant Co., Ltd.	Changsha, PRC	October 4, 2009	100
Shanghai Country Style Cooking Restaurant Co., Ltd.	Shanghai, PRC	September 1, 2009	100
Guizhou Country Style Cooking Restaurant Co., Ltd.	Guiyang, PRC	September 26, 2010	100
Beijing Country Style Cooking Restaurant Co., Ltd.	Beijing, PRC	September 27, 2011	100
Country (Chongqing) Commerce and Trading Co., Ltd.	Chongqing, PRC	May 23, 2012	100
Yunnan CountryStyle CookingRestaurant Co., Ltd.	Yunnan, PRC	May 28,2012	100
Wuhan CountryStyle CookingRestaurant Co., Ltd.	Wuhan, PRC	April 8,2014	100

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

The financial records of the Company’s PRC subsidiaries are maintained in the local currency, Renminbi (“RMB”), which is their functional currency. Transactions in currencies other than RMB during the year are converted at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of income. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments gains or losses are recognized as other comprehensive income in the statements of comprehensive income.

Cash and Cash Equivalents.  Cash and cash equivalents represent cash on hand and highly-liquid investments with original maturities of three months or less. At December 31, 2013 and 2014, cash equivalents were comprised of bank deposits.

Inventories.  Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.

Short-term Investments and long-term investments. The Group periodically purchases fixed income products from banks for investment purposes and with the intent and ability to hold the investments until maturity. The investments are principal protected and recorded at amortized cost. The investments whose maturity being less than one year are recorded as short-term investments. As of December 31, 2014, long-term investment of RMB50,659 consisted of principle protected and fixed yield investment purchased from a PRC commercial bank.  Such investment has a fixed annual yield of 7.4% and a maturity date of October 28, 2016.

The Group reviews its investments for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis, in order to determine whether an other-than-temporary impairment has occurred. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings. If the investment’s fair value is less than its cost and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment. For the three years in the period ended December 31, 2014, the Group did not record an other-than-temporary impairment.

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

Goodwill.  Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group identifies each restaurant as a reporting unit for purpose of goodwill impairment analysis and completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The Company recorded goodwill impairment charges of RMB456, nil and RMB424 ($0.1 million) for the years ended December 31, 2012, 2013 and 2014, respectively. See Note 4 “Goodwill” for additional discussion on impairment of goodwill.

Impairment of Long-Lived Assets.  Long-lived assets (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Group assesses the recoverability of long-lived assets by determining whether the carrying value of these assets, over their respective remaining lives, can be recovered through undiscounted future operating cash flows. For asset groups, the weighted average remaining useful lives of the assets were used for forecasting the expected undiscounted cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Impairment is reviewed whenever events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. The impairment loss on long-lived assets recorded was RMB13,820, RMB8,594 and RMB7,864 ($1.3 million) during the years ended December 31, 2012, 2013 and 2014, respectively. See Note 5 “Impairment Charges of Long-lived Assets” for additional discussion on impairment of long-lived assets.

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

Fair Value of Financial Instruments.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Group’s financial instruments mainly consist of cash and cash equivalents, short-term investments, due from related parties, due to related parties and accounts payable. Those current assets and liabilities approximate fair value due to their short-term maturity.

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

Net Income per Share.  Net income per share is computed by dividing the net income by the weighted average number of shares outstanding during the year. Diluted net income per share is computed using the more dilutive of the two-class method or the if-converted method.

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

Government Grants.  Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB21,164, RMB2,611 and RMB3,129 ($0.5 million) for the years ended December 31, 2012, 2013 and 2014, respectively, which were recorded as other income in the consolidated statements of income.

Translation into United States Dollars.  The financial statements of the Group are stated in RMB. Translation of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.2046, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2014, or at any other rates.

Recent Accounting Pronouncements.

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. Management is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and management believes the adoption of the ASU will not have material impact on the Group’s financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. Management believes the adoption of the guidance will not have material impact on the Group’s financial statements.

3.  Property and Equipment, Net

Property and equipment, net:

	December 31,
	2013	2014
	RMB
Cost:
Buildings	172,802	235,580
Equipment	143,732	164,541
Office furniture and fixtures	28,796	31,661
Leasehold improvements	203,456	232,889
Less: accumulated depreciation	(187,034)	(256,482)
Construction in progress:	36,803	9,589
	398,555	417,778

Constructions in progress consist of restaurant properties under construction, as well as renovations for restaurants under development.

Depreciation expense for all property and equipment for the years ended December 31, 2012, 2013 and 2014 was RMB59,411, RMB70,008 and RMB78,585 ($12.7 million), respectively.

4.  Goodwill

In 2008 and 2009, the Group purchased restaurant operating assets from 32 restaurants owned and operated by self-employed owners who were not affiliated with the Group. Such restaurant operating assets primarily consisted of used kitchen equipment and miscellaneous furniture and fixtures. The Group accounted for such purchases as business combinations due to the continuity of the revenue generating activities despite the change in management and upgrade in the renovations and services subsequent to the acquisitions. The excess of the total consideration paid over the fair value of the assets assumed was recorded as goodwill which is not tax deductible. No restaurant operating asset purchases occurred in 2012, 2013 and 2014. In 2014, the impairment charges of goodwill recorded were RMB424 ($0.1 million), representing a decrease in the carrying value of goodwill in one closed restaurant in the first quarter of 2014.

	For Years Ended December 31,
	2012	2013	2014
	RMB
Goodwill as of January 1,	6,019	5,563	5,563
Goodwill impairment	(456)	—	(424)
Goodwill as of December 31	5,563	5,563	5,139

5. Impairment Charges of Long-Lived Assets

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

The Group determined the fair value of the impaired long-lived assets at the restaurant level based on current economic conditions and historical experience. For stores that are underperforming but remain in operations, the asset measurements are estimated based on discounted cash flow method using significant unobservable inputs including management forecast of future restaurant sales. For stores which have been closed, the Company typically fully impairs the remaining assets as a result the inability to recover any value from the closed stores assets. The Group recorded RMB13,820, RMB8,594 and RMB7,864 ($1.3 million) of impairment losses for certain long-lived assets from restaurants that were either underperforming or closed during the years ended December 31, 2012, 2013 and 2014, respectively.

6.  Other Current Liabilities

	December 31,
	2013	2014
	RMB
Payable for property and equipment	19,161	16,261
Accrued utility costs	7,563	8,590
Other taxes payable	12,370	11,882
Accrued professional fees	2,321	2,317
Advance receipts from depositary bank	450	451
Deferred rent-current	1,622	1,971
Reimbursement payable	4,077	6,112
Other	3,676	4,330
	51,240	51,914

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

Deferred rent represents the differences between actual rental payments and rental expenses recognized on a straight-line basis for lease arrangements that contain scheduled escalated lease payments. The deferred rent balance was RMB26,130 and RMB31,754 ($5.1 million) as of December 31, 2013 and 2014, respectively. Such deferred balances are amortized when actual rental payments exceed the straight-line rental expenses in the later portion of the lease terms. The balances of security deposits for leases were RMB23,196 and RMB36,230 ($5.8 million) as of December 31, 2013 and 2014, respectively and are expected to be fully recovered at the end of leases. The current and non-current portion of security deposits for leases were recorded in prepaid expenses and other current assets and deposits for leases—non-current, respectively.

(a) Minimum rent commitments under non-cancelable operating leases at December 31, 2014 were as follows:

Years Ending December 31,	RMB
2015	149,146
2016	140,095
2017	117,514
2018	90,447
2019	55,833
Thereafter	69,199
Total minimum lease payments	622,234

(b) Total rent expense on operating leases, including contingent rent, was as follows:

	For Years Ended December 31,
	2012	2013	2014
	RMB
Minimum rent on real property	118,219	120,141	131,901
Contingent rent	5,330	11,186	14,330
Total	123,549	131,327	146,231

8.  Income Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Country Style Cooking International Restaurant Chain Group Ltd. is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2012, 2013 and 2014. Therefore, no Hong Kong profit tax has been provided for in the years presented.

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

Nevertheless, in the second quarter of 2011, the PRC National Audit Office issued a letter stating that several restaurant companies, including Xinghong, should not have been granted preferential tax status in 2009. The Company recognized a one-time additional EIT of RMB17,769 ($2.8 million), which related to the change in the tax rate applicable to Xinghong, from the preferential EIT rate of 15%, to the standard EIT rate of 25%, for each of the three years ended December 31, 2008, 2009 and 2010.

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

In August 2014, National Development and Reform Commission of People’s Republic of China(“NDRC”) issued “Content of Encouraging Industries in Western Region”(“the Content”) approved by State Council, which further clarified the scope of preferential tax rate application in the “Go-West Campaign”.

In December 6, 2014, Xinghong obtained national encouraged industry confirmation issued by Chongqing Commerical Committee, which confirmed that Xinghong`s business was in the scope of “Go West Campaign” and such confirmation is generally followed by the competent authorities, therefore the 15% preferential income tax rate is still applicable till 2020.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Based on the aforementioned tax law, the Company’s returns are subject to tax examination from 2009 to 2013.

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

The Group did not have any unrecognized tax benefits and did not have any interests and penalties recognized on the liability for unrecognized tax benefits as of and for the year ended December 31, 2012, 2013 and 2014.  The Group does not anticipate that unrecognized tax benefits will significantly increase within the next twelve months.

According to the EIT Law and Implementation Regulations, dividends distributed from the PRC subsidiaries based on the profits generated from 2008 onwards to non-PRC tax resident shall generally be subject to the withholding income tax at 10% unless otherwise reduced under a double tax agreement or treaty.

The Group did not accrue deferred tax liabilities related to withholding tax for the retained earnings in its PRC subsidiaries for as of December 31, 2014, as the Group plans to indefinitely reinvest undistributed profits earned after December 31, 2008 from its PRC subsidiaries.

The current and deferred portions of income tax expense included in the consolidated statements of income and comprehensive income are as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB
Income tax benefit (expense), current	8,078	(21,486)	(15,861)
Income tax benefit, deferred	5,961	10,176	3,888
Change in valuation allowance	(7,261)	(7,501)	(3,615)
Total	6,778	(18,811)	(15,588)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
	RMB
Deferred tax assets:
Net operating loss carry forward	20,057	24,615
Deferred rent	5,180	6,297
Accrued payroll and other expense	6,391	2,976
Property and equipment impairment	3,394	4,877
Others	213	358
Sub-total	35,235	39,123
Valuation allowance	(25,764)	(29,379)
Total deferred tax assets	9,471	9,744
Deferred tax assets are analyzed as:
Current	1,879	930
Non-current	7,592	8,814
Total deferred tax assets	9,471	9,744

As of December 31, 2014, the Group had tax loss carry forwards of RMB98,461 ($15.9 million) which will expire between 2015 and 2019 if not used.

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

At December 31, 2013 and 2014, the Group had a valuation allowance of RMB25,764 and RMB29,379 ($4.7million), respectively, against net deferred tax assets primarily due to net operating loss carry forwards and impairment on property and equipment where realization of the related deferred tax asset amounts was not likely, and, to a lesser degree, deferred rent and long-lived assets impairment.

The Group’s effective tax rates were -9.8%, 32.2% and 29.1% for the years ended December 31, 2012, 2013 and 2014, respectively. A reconciliation of the PRC statutory tax rate to the effective tax rate for the years ended December 31, 2012, 2013 and 2014 was as follows:

	2012	2013	2014

PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of Group entities operating in other jurisdictions or under different tax status	7.1%	7.9%	11.0%
Tax effect of non-deductible expenses, net	1.0%	3.6%	2.3%
Effect of tax holidays	(17.4)%	(18.7)%	(17.7)%
Effect of change in valuation allowance	11.3%	12.9%	6.8%
One time tax levy	(37.0)%	1.5%	(0.2)%
DTA movement due to tax loss expiration	0.0%	0.0%	1.9%
Others	0.2%	0.0%	0.0%
Effective EIT rate	(9.8)%	32.2%	29.1%

The aggregate amount and per share effect of the tax holiday are as follows:

	2012	2013	2014
	RMB except per share amounts

The aggregate amount effect	12,020	10,894	9,448
Per share effect — basic	0.12	0.10	0.09
Per share effect — diluted	0.11	0.10	0.09

9.  Related Party Transactions and Balances

During 2012, 2013 and 2014, the Group leased certain properties from the Founders for office space and restaurant operations and incurred rental expenses for these facilities of RMB1,040, RMB1,260 and RMB1,647, respectively.

	2013	2014
	RMB
Related party balances
Amount due from related parties
— Shareholders and key management personnel	58	—

10.  Mainland China Contribution Plan And Profit Appropriation

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total accumulated monthly contributions for such employee benefits were RMB44,596 RMB51,875 and RMB60,824 ($9.8 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

11.  Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The reserve fund was recorded in the retained earnings, while the amounts of which as of December 31, 2013 and 2014 were RMB70, 059 and RMB78, 513 ($12.7 million), respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB603,466 ($97.3 million) at December 31, 2014 is also considered restricted and not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

12.  Net Income Per Share

The following table is a reconciliation of the net income and share amounts used in the calculation of basic net income per share and diluted net income per share:

	Year Ended December 31,
	2012	2013	2014
	RMB except share amounts and per share amounts
Net income attributable to ordinary shareholders — basic and diluted	75,636	39,550	37,954

Weighted average ordinary shares outstanding — basic	104,115,531	104,996,276	106,603,255
Options	924,879	983,097	1,358,453
Weighted average ordinary shares outstanding — diluted	105,040,410	105,979,373	107,961,708
Net income per share — basic	0.73	0.38	0.36
Net income per share — diluted	0.72	0.37	0.35

For the years ended December 31, 2012, 2013 and 2014, nil, nil and 142,788 shares issuable upon the assumed exercise of options or vesting of restricted shares were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive, respectively.

13. Share-based Compensation

Under the Share Incentive Plan (the “Option Plan”), the Group may offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”) including the issuance of options to the Participants to purchase not more than 7,720,000 ordinary shares. In August 2011, the Group increased maximum aggregate number of ordinary shares which may be issued pursuant to the Option Plan from 7,720,000 to 10,000,000.  Options granted to the employees typically vest over a requisite service period of five years with a 10 year contractual term. Generally, the options allocated to the first year in the service period are vested on the first anniversary of the grant date with the remaining options vesting ratably over the following years in the requisite service period. For example, options with a 5-year vesting period will have 20% vested on the first anniversary of the grant date with the remaining 80% vesting ratably over the following 48 months. As of December 31, 2014, options to purchase 1,293,856 ordinary shares and 1,107,192 non-vested restricted shares were outstanding and options to purchase 3,246,536 ordinary shares were available for future grants under the Option Plan.

The Group records share-based compensation based on the grant date fair value of the award and recognizes the cost as an expense over the grantee’s requisite service period. The share-based compensation expenses have been categorized as either restaurant wages and related expenses, or selling, general and administrative expenses depending on the job functions of the grantees.

The share-based compensation has been classified as follows for the year ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
Restaurant wages and related expenses	3,928	4,900	4,419
Selling, general and administrative	11,772	10,994	16,266
Total	15,700	15,894	20,685

The weighted-average grant date fair value for options granted during the year ended December 31, 2012, 2013 and 2014 was RMB7.40, RMB4.56 and RMB6.53 ($1.06), respectively, computed using the binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the fair value of the Group’s ordinary shares, the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rates. Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

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

The fair values of stock options were estimated using the following significant assumptions:

	2012	2013	2014

Suboptimal exercise factor	2.0 to 2.5	2.0 to 2.5	2.0
Risk-free interest rate	3.33%-3.50%	3.59%-3.69%	4.34%
Volatility	40.6% to 41.2%	39.5% to 46.7%	38.70%
Dividend yield	—	—	—
Life of option	10 years	10 years	10 years

A summary of option activities under the Option Plan for the year ended December 31, 2014 is presented below:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		US$		US$

Outstanding, as of January 1, 2014	1,582,080	1.46	6.1years	2,037
Granted	35,000	2.36	—	—
Cancellation and termination	(22,824)	1.90	—	—
Exercised	(300,400)	1.00	—	—
Outstanding, as of December 31, 2014	1,293,856	1.04	5.3 years	592
Vested and expected to vest as of December 31, 2014	1,235,435	1.04	5.3 years	566
Options exercisable at December 31,2014	1,095,520	1.01	5.1 years	516

On April 24, 2014, the Group granted 35,000 options to non-executive employees.

As of December 31, 2014, there was RMB944 ($0.2 million) in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the option plan, which is expected to be recognized over a weighted-average period of 0.69 years. The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was RMB 928, RMB 8,614 and RMB1,389($0.2 million) respectively.

The following table summarized the Group’s non-vested restricted shares activity for the year ended December 31, 2014:

		Weighted-Average Grant Date
		Fair Value
		US$
Non-vested restricted shares outstanding at January 1, 2014	1,449,446	2.64
Granted	521,660	3.04
Vested	(755,342)	2.83
Cancellation and termination	(108,572)	2.58
Non-vested restricted shares outstanding at December 31, 2014	1,107,192	2.71

On February 26, 2014, the Group granted 328,000 and 193,660 restricted shares to executive and non-executive employees respectively.

The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of restricted shares vested during the year ended December 31, 2012, 2013 and 2014 was RMB4,765, RMB8,001 and RMB8,441($1.4 million), respectively.

As of December 31, 2014 there was RMB7,651 ($1.2 million) in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 0.92 years.

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

Recurring Fair Value Measurements

The Company did not have any assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2013 and 2014.

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition.

	Year ended December 31, 2013
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property and Equipment	111,587			111,587	8,594

	Year ended December 31, 2014
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property and Equipment	105,451			105,451	7,864
Goodwill	5,139			5,139	424

During the years ended December 31, 2013 and 2014, property and equipment with a carrying amount of RMB120,181 and RMB113,315 were written down to their fair value of RMB111,587 and RMB105,451, respectively, resulting in an impairment charge of RMB8,594 and RMB7,864, respectively. At the end of each quarter, the Company would perform impairment analysis when an indicator of has occurred for specified assets.  Assets not determined to be recoverable, are written down to their fair value. The fair value is estimated using a discounted cash flow model under the income approach. The discounted cash flow method involves forecasting the future cash flows and then discounting them back to a present value at an appropriate discount rate. The discount rate is estimated based on a weighted average cost of capital method, which measures a Company’s cost of debt and equity financing weighted by the percentage of debt and equity in a Company’s target capital structure as determined through reference to the identified guideline companies. The cost of equity was derived from the capital asset pricing model and the cost of debt was benchmarked to the People’s Bank of China’s long term borrowing rate in China.

The Company recorded goodwill impairment charges of nil and RMB424 ($0.1 million) for the years ended December 31, 2013 and 2014, respectively. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group identifies each restaurant as a reporting unit for purpose of goodwill impairment qualitative analysis and completes a two-step goodwill impairment test. The fair value is estimated using a discounted cash flow model under the income approach. The discount rate used is the same as the one used in property and equipment impairment analysis. The goodwill impairment charge was due to the closure of one restaurant in the first quarter of 2014.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO.,LTD

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31,
	2013	2014
	(In thousands of RMB except share and per share amounts)
ASSETS
Cash and cash equivalents	33,090	31,676
Due from subsidiaries	2,391	3,364
Prepaid expenses and other current assets	653	1,917
Investment in subsidiaries	908,171	968,498
Total assets	944,305	1,005,455

LIABILITIES AND EQUITY
Due to subsidiaries	8,322	8,322
Prepaid subscription	153	12
Accrued expenses	3,373	2,958
Total liabilities	11,848	11,292

Equity:
Ordinary shares, par value $.001, 1,000,000,000 shares authorized, 106,296,674 and 107,352,416 shares issued and outstanding as of December 31, 2013 and 2014, respectively	756	763
Additional paid-in capital	743,219	766,837
Retained earnings	197,618	235,572
Accumulated other comprehensive loss	(9,136)	(9,009)
Total equity	932,457	994,163
Total liabilities and equity	944,305	1,005,455

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2012	2013	2014
	(In thousands of RMB)

Operating costs and expenses	(19,505)	(18,991)	(23,052)
Loss from operations	(19,505)	(18,991)	(23,052)
Other income	472	956	673
Equity in earnings of subsidiaries	94,669	57,585	60,333
Net income attributable to Country Style Cooking Restaurant Chain Co., Ltd.	75,636	39,550	37,954

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(69)	(1,977)	127
Comprehensive income	75,567	37,573	38,081

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CHANGES IN EQUITY

					Accumulated
			Additional		Other
	Ordinary Shares		Paid in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total Equity
	(In thousands of RMB except share and per share amounts)

Balance at January 1, 2012	103,844,239	741	702,995	82,432	(7,090)	779,078
Net loss	—	—	—	75,636	—	75,636
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	560,592	4	946	—	—	950
Share-based compensation	—	—	15,700	—	—	15,700
Foreign currency translation adjustments	—	—	—	—	(69)	(69)
Balance at December 31, 2012	104,404,831	745	719,641	158,068	(7,159)	871,295
Net income	—	—	—	39,550	—	39,550
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	1,891,843	11	7,684	—	—	7,695
Share-based compensation	—	—	15,894	—	—	15,894
Foreign currency translation adjustments	—	—	—	—	(1,977)	(1,977)
Balance at December 31, 2013	106,296,674	756	743,219	197,618	(9,136)	932,457
Net income	—	—	—	37,954	—	37,954
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	1,055,742	7	2,933	—	—	2,940
Share-based compensation	—	—	20,685	—	—	20,685
Foreign currency translation adjustments	—	—	—	—	127	127
Balance at December 31, 2014	107,352,416	763	766,837	235,572	(9,009)	994,163

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF COUNTRY STYLE

COOKING RESTAURANT CHAIN CO., LTD.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2013	2014
	(In thousands of RMB)
Cash flows from operating activities:
Net income attributable to Country Style Cooking Restaurant Chain Co., Ltd.	75,636	39,550	37,954
Equity in earnings of subsidiaries	(94,669)	(57,585)	(60,333)
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Share-based compensation	15,700	15,894	20,685
Decrease (Increase) in due from subsidiaries	(1,477)	(953)	(973)
Increase (Decrease) in due to subsidiaries	(46)	(46)	—
Decrease in prepaid expenses and other current assets	697	1,221	(1,264)
Increase (Decrease) in accrued liabilities	(1,368)	(1,929)	(415)
Net cash provided by (used in) operating activities	(5,527)	(3,848)	(4,346)

Cash flows from investing activities:
Net cash used in investing activities	—	—	—

Cash flows from financing activities:
Proceeds from early exercise of employee stock options	693	7,467	2,796
Ordinary share issuance costs	—	—	—
Net cash provided by financing activities	693	7,467	2,796

Effect of exchange rate change	388	1,300	136
Net increase (decrease) in cash and cash equivalents	(4,446)	4,919	(1,414)
Cash and cash equivalents, beginning of year	32,617	28,171	33,090
Cash and cash equivalents, end of year	28,171	33,090	31,676

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